As filed with the Securities and Exchange Commission on June 1, 2005

Registration No. 333-125123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNSTONE HOTEL INVESTORS, INC.

(Exact Names of Registrant as Specified in Governing Instrument)

903 Calle Amanecer, Suite 100

San Clemente, California 92673

(949) 369-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants Principal Executive Offices)

Jon D. Kline

Executive Vice President and Chief Financial Officer

903 Calle Amanecer, Suite 100

San Clemente, California 92673

(949) 369-4000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alison S. Ressler Patrick S. Brown Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, CA 90067 (310) 712-6600	Peter T. Healy O’Melveny & Myers LLP Embarcadero Center West 275 Battery Street San Francisco, CA 94111-3305 (415) 984-8833

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 1, 2005.

PROSPECTUS

9,000,000 Shares

Sunstone Hotel Investors, Inc.

Common Stock

$         per share

We are offering 3,000,000 shares of our common stock and the selling stockholders are offering 6,000,000 shares of our common stock. We will not receive any proceeds from the sale of any shares of common stock sold by the selling stockholders.

Our common stock currently trades on the New York Stock Exchange, or NYSE, under the symbol “SHO.” On May 31, 2005, the last reported sale price of our common stock was $23.01 per share.

Shares of our common stock are subject to ownership and transfer limitations that must be applied to maintain our status as a real estate investment trust, or REIT, which are described under “Description of Stock.”

See “ Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock, including:

•      In the recent past, events beyond our control, including an economic slowdown and terrorism, have harmed the hotel industry generally and the performance of our hotels, and if these or similar events occur again, our results may be harmed.

•      As of March 31, 2005, we had approximately $667.7 million of debt or $1,022 million on a pro forma basis giving effect to the acquisitions and financing transactions described under “Summary—Recent Developments.” This debt is subject to covenants that impose restrictions on our business.

•      Our organizational documents contain no limitations on the amount of debt we may incur and, therefore, we may become too highly leveraged.

•      We may experience conflicts of interest with our largest stockholders and our executive officers and directors, including with respect to their sales of shares of our common stock, evaluation of acquisition opportunities and ownership of interests in other hotels.

•      We may not be successful in identifying or completing hotel acquisitions that meet our criteria, including our pending hotel acquisitions and financing transactions referenced in “Summary—Recent Developments,” which may impede our growth.

•      Most of our hotels are upper upscale and upscale hotels, and the upper upscale and upscale segments of the lodging market are highly competitive and generally subject to greater volatility than other segments of the market, which could harm our profitability.

•      Our hotels are geographically concentrated in California and, accordingly, we could be disproportionately harmed by an economic downturn in this area of the country or a natural disaster, such as an earthquake.

•      We rely heavily on our arrangements with our franchisors and management companies, including the arrangement with Interstate Hotels & Resorts, Inc., and any disruptions to those arrangements could harm our business and financial results.

•      If we fail to qualify as a REIT for Federal income tax purposes, our earnings will be subject to Federal income taxation, which will reduce the amount of cash available for distribution to our stockholders.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Sunstone Hotel Investors, Inc. (before expenses)	$	$
Proceeds to the selling stockholders	$	$

The selling stockholders have granted the underwriters an option to purchase up to 1,350,000 additional shares of our common stock to cover over-allotments. The underwriters expect to deliver the shares in New York, New York on or about June     , 2005.

Citigroup		Merrill Lynch & Co.

Bear, Stearns & Co. Inc.		Deutsche Bank Securities

A.G. Edwards	Banc of America Securities LLC	UBS Investment Bank	Wachovia Securities

Calyon Securities (USA) Inc.			Stifel, Nicolaus & Company
Incorporated

Prospectus dated June     , 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

This prospectus contains registered trademarks that are the exclusive property of companies other than us, including Courtyard by Marriott®, Crowne Plaza®, Doubletree®, Embassy Suites Hotels®, Fairmont®, Four Points®, Hawthorn Suites®, Hilton®, Holiday Inn®, Hyatt®, Marriott®, Renaissance®, Residence Inn by Marriott®, Sheraton®, Wyndham® and Starbucks®. We are a party to license agreements or management agreements with the owners of these trademarks, which enable hotels we own to be operated using those trademarks. None of the owners of these trademarks or their affiliates, officers, directors, agents or employees own any of our hotels. None of the owners of these trademarks, or any of their affiliates, officers, directors, agents or employees is an issuer or underwriter of the shares of our common stock being offered hereby or a participant in this offering. In addition, none of the owners of these trademarks, or any of their officers, directors, agents or employees has or will endorse the offering or assume any liability arising out of or related to the sale or offer of the shares of our common stock being offered hereby, including any liability or responsibility for any financial statements or other financial information contained in this prospectus. None of the owners of these trademarks, or any of their officers, directors, agents or employees will receive any proceeds from the sale of the shares of common stock in this offering and the purchasers of shares will not receive any interest in the trademarks of such owners.

Unless otherwise indicated, industry statistics are from Smith Travel Research, an independent statistical research service that specializes in the lodging industry. Some of the terms used in the prospectus, such as luxury, upper upscale, upscale and midscale, are consistent with Smith Travel Research terms. The category of “luxury” includes Fairmont; the “upper upscale” includes hotels such as Doubletree, Embassy Suites Hotels, Hilton, Hyatt, Marriott Renaissance and Sheraton; the category of “upscale” includes hotels such as Courtyard by Marriott, Crowne Plaza, Hawthorn Suites, Hilton Garden Inn, Radisson, Residence Inn by Marriott and Wyndham; and the category of “midscale” includes hotels such as Four Points—Sheraton, Holiday Inn, Holiday Inn Express and Holiday Inn Select.

SUMMARY

The following summary highlights information contained elsewhere in this prospectus. However, you should read this entire prospectus, including “Risk Factors” and our historical and pro forma financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock.

As used in this prospectus, references to the “Contributing Entities” are to Sunstone Hotel Investors, L.L.C., Sunstone/WB Hotel Investors IV, LLC, Sunstone/WB Manhattan Beach, LLC and WB Hotel Investors, LLC, each of which is controlled by Westbrook Real Estate Partners, L.L.C. References to “we,” “our” and “us” are to Sunstone Hotel Investors, Inc. and, except as the context otherwise requires, its consolidated subsidiaries, including Sunstone Hotel Partnership, LLC and its consolidated subsidiaries. Our historical information includes hotels that were sold or distributed prior to the initial public offering of our common stock in October 2004. Our pro forma financial information for 2004 gives effect to the formation and structuring transactions described in our unaudited pro forma financial statements included in this prospectus as if they occurred on January 1, 2004 and our pro forma financial information for 2004 and the first quarter of 2005 gives effect to the pending acquisition of eight hotels and the pending and completed financing transactions as described under “—Recent Developments.” We cannot assure you that the proposed acquisitions or financings will be completed.

SUNSTONE HOTEL INVESTORS, INC.

Our Company

We are a hospitality company that owns primarily upper upscale and upscale hotels in the United States. Our hotels are operated under leading brand names franchised or licensed from others, such as Marriott, Hilton, InterContinental, Hyatt, Starwood and Wyndham. We currently own 52 hotels, comprising 12,713 rooms, located in 16 states in the United States. Giving effect to the completion of the proposed acquisitions we have announced and described below under “—Recent Developments,” we will own 60 hotels with an aggregate of 16,686 rooms in 19 states. Our portfolio also includes luxury and midscale hotels. The terms luxury, upper upscale, upscale and midscale are classifications of hotels by brand that are defined by Smith Travel Research, an independent provider of lodging industry statistical data. Smith Travel Research classifies hotel chains into the following segments: luxury; upper upscale; upscale; midscale with food and beverage; midscale without food and beverage; economy; and independent. We are a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code.

Although we have historically self-managed most of our hotels, in connection with our initial public offering in October 2004, we engaged Interstate Hotels & Resorts, Inc., or the Management Company or Interstate, to manage 47 of our 52 hotels. Interstate is the largest independent hotel management company in the United States not affiliated with a hotel brand. We believe operational efficiencies are realized through our relationship with Interstate, in addition to allowing us to comply with the restrictions imposed on us by the applicable rules governing lodging REITs. Our remaining five hotels continue to be managed by Marriott or Hyatt under existing management agreements.

In connection with our initial public offering, we entered into our management agreements with the Management Company in order to seek to optimize the cash flow from, and the profitability of, our hotels by aligning the Management Company’s incentives with ours while maintaining, to the greatest extent practicable, the hotel management practices we employed prior to electing REIT status. Most of our current hotel management employees became employees of the Management Company and continue in their current roles at the Management Company. The Management Company maintains an office in the same building as our headquarters for many of the employees responsible for operations, sales and marketing of our hotels.

We believe our business, and the lodging industry as a whole, is in a recovery phase after the dramatic negative effects of the economic slowdown and the terrorist attacks of September 11, 2001. In recent quarters, our hotel portfolio has experienced consistent increases in revenue per available room, or RevPAR, one of the key performance indicators widely used in the lodging industry. RevPAR for the 52 hotels we own increased over the prior year’s comparable period by 5.4% in the first quarter of 2004, 7.7% in the second quarter of 2004, 6.4% in the third quarter of 2004 and 6.6% in the fourth quarter of 2004 and 8.4% in the first quarter of 2005.

Competitive Strengths

We believe the following competitive strengths distinguish us from other owners of lodging properties:

•	Positioned to Capitalize on Industry Recovery.

Significant Recent Investments. From January 1, 2003 through March 31, 2005, we have invested $138.0 million in capital renovations throughout our portfolio which we believe will improve the competitiveness of our hotels and better position us to capitalize on a lodging industry recovery.

Luxury, Upper Upscale and Upscale Concentration. We believe the luxury, upper upscale and upscale segments, which represented approximately 93.1% of our 2004 hotel revenues (on a pro forma basis to reflect the formation and structuring transactions consummated at the time of our initial public offering and for the acquisitions described in “—Recent Developments”), tend to outperform the lodging industry generally during an economic recovery.

Nationally-Recognized Brands. We operate substantially all of our hotels under nationally-recognized brands, including Marriott, Hilton, Hyatt and Fairmont.

Presence in Markets with High Barriers to Entry. We believe that our hotels are located in desirable urban and suburban markets with major demand generators and significant barriers to entry for new supply, including a strong presence in California, where our hotels generated 27.7% of our 2004 revenues (on a pro forma basis to reflect the formation and structuring transactions consummated at the time of our initial public offering and for the acquisitions described in “—Recent Developments”).

•	Proven Acquisition and Disposition Capabilities. We believe that our significant acquisition and disposition experience will allow us to continue to redeploy capital from slower growth to higher growth hotels. Currently pending acquisitions include an aggregate of 3,326 rooms at the Renaissance hotels, 444 rooms at the Sutton Place Hotel and 203 rooms at the Cerritos Sheraton Hotel, each as described in “—Recent Developments.”

•	Strategic Relationship with the Management Company. We believe that our agreements with Interstate align its interests with ours to maximize the operating performance of our hotels.

•	Experienced Management Team. We have a seasoned senior management team with an average of 17 years of experience in real estate, lodging or finance.

•	Flexible Capital Structure. We believe our capital structure provides us with the financial flexibility required to fund our growth strategy and meet our liquidity needs.

Business and Growth Strategy

Our principal business objectives are to generate attractive returns on our invested capital and long-term growth in cash flow in order to maximize total returns to our stockholders. Our focus is to own luxury, upper upscale and upscale hotels located in urban and suburban markets with major demand generators and significant barriers to entry. Our strategies for achieving our business objectives include the following key elements:

•	Active Asset Management. We intend to use our extensive hotel management expertise to enhance our relationships with our hotel operators and to maximize the operating performance, cash flow and value of our hotels.

•	Opportunistic Hotel Redevelopment and Rebranding. We will continue to invest capital to renovate, redevelop and rebrand our hotels when we believe doing so will increase our market share, enhance our property-level cash flow and generate attractive returns on our invested capital.

•	Selective Hotel Acquisition and Development. We will seek to create value by acquiring premium-branded hotels, or hotels that have the attributes to facilitate their conversion to premium brands, that we believe have been undermanaged or undercapitalized, are located in growth market or offer expansion and renovation opportunities. We may also develop hotels in markets where we believe room demand and other competitive factors support new supply.

•	Capital Redeployment. We intend to continue to sell hotels on an opportunistic basis and redeploy our capital to acquire or redevelop other hotels with greater cash flow growth potential.

Lodging Industry Outlook

We believe the U.S. hotel industry and our hotel portfolio are in a recovery phase following a pronounced downturn. We believe improving industry fundamentals will lead to improved operating performance of our hotels based on the following factors:

•	Rebound in Lodging Demand. Following the industry downturn, which began in 2001, lodging demand, measured by total rooms sold, increased by 0.3% in 2002, 1.5% in 2003 and 4.5% in 2004. According to PricewaterhouseCoopers “Hospitality Directions—U.S. Edition, February 2005,” it is projected that lodging demand would increase by 4.1% in 2005.

•	Limited New Supply. New lodging supply increased by 1.6% in 2002, 1.1% in 2003 and 1.0% in 2004. According to PricewaterhouseCoopers “Hospitality Directions—U.S. Edition, February 2005,” it is projected that lodging supply will increase by 1.6% in 2005, well below its 15-year historical average of 2.2%.

•	Improving Operating Performance. According to PricewaterhouseCoopers “Hospitality Directions—U.S. Edition, February 2005,” the current favorable supply and demand environment is expected to result in continued improvement of industry operating fundamentals. RevPAR for the industry decreased by 2.6% in 2002, but increased by 0.4% in 2003 and 7.5% in 2004. According to PricewaterhouseCoopers “Hospitality Directions—U.S. Edition, February 2005,” it is projected that RevPAR will increase by 7.3% in 2005.

Recent Developments

Acquisition Transactions. We have recently entered into agreements to acquire the following hotels:

•	Sutton Place Hotel

In April 2005, we announced our agreement to acquire the 444-room Sutton Place Hotel in Newport Beach, California for approximately $72.0 million. The closing of the acquisition is scheduled for June 2005 and is subject to customary closing conditions. The hotel will be managed by Fairmont Hotels and Resorts pursuant to a management agreement to be entered into at the closing of the acquisition.

Upon the closing, we intend to commence a major renovation of the hotel, including the guest rooms and public areas, at a cost of approximately $22.0 million. Upon completion of the renovation, we will rename the hotel the “Fairmont Newport Beach.” We will use cash on hand to finance the acquisition and the renovation.

•	Renaissance Hotels

In April 2005, we entered into an agreement with Marriott International, Inc. to acquire a portfolio of six Renaissance Hotels (which includes a 25% interest in one of those hotels) comprising 3,326 rooms for approximately $419.5 million. The closing of the acquisition is scheduled for June 2005 and is subject to customary closing conditions. The hotels will continue to be operated by Marriott.

Commencing at closing, we intend to spend an additional $35.5 million on a capital expenditure program at the hotels.

The hotels include: the Renaissance Harbor Place in Baltimore, Maryland; the Renaissance Concourse in Atlanta, Georgia; the Renaissance Long Beach in Long Beach, California; the Renaissance Westchester in White Plains, New York; an 85% ownership interest (and the lender’s position in several partnership loans that collectively provide us with the entire economic interest in the hotel) in the Renaissance Orlando Resort at Sea World in Orlando, Florida; and a 25% ownership interest in the Renaissance Washington in Washington, D.C.

We will use a combination of the net proceeds of the proposed debt and equity financings with Bear Stearns Commercial Mortgage, Inc., BIP REIT Private Limited and Security Capital Preferred Growth described below to finance this acquisition.

•	Remaining 75% of Renaissance Washington D.C.

In May 2005, we agreed to acquire the remaining 75% interest in the Renaissance Washington in Washington D.C. that we had not initially agreed to purchase as part of the proposed acquisition described above. The aggregate purchase price for this hotel is approximately $160 million, which includes the 25% interest we had previously agreed to acquire, closing costs, the assumption of a $54 million fixed-rate note bearing interest at 7.5% per annum with a maturity date of April 2008 and the repayment of a partnership loan previously funded by Marriott International. The acquisition is expected to be completed simultaneously with the closing of the acquisition of the Renaissance Hotels described above and is subject to customary closing conditions. We expect to use the net proceeds to be received by the Company in this offering to finance a portion of this acquisition. See “Use of Proceeds.” We refer to the six Renaissance hotels collectively as the Renaissance Hotels.

•	Sheraton Cerritos Hotel

In May 2005, we entered into an agreement to acquire the 203 room Sheraton Hotel in Cerritos, California for approximately $24.8 million. The closing of the acquisition is scheduled for June 2005 and is subject to customary closing conditions. We expect to use cash on hand to finance this acquisition.

Financing Transactions. We have entered into the following financing transactions since our initial public offering:

•	Fixed Rate Mortgage Loan Refinance

On April 29, 2005, we closed 10 individual non cross-collateralized fixed-rate mortgage loans totaling $276.0 million. The loans are each for a term of 10 years with a fixed-rate of 5.34% per annum. We used the net proceeds of these loans to retire $175.1 million of floating rate debt which was cross-collateralized by 13 hotels and $37.5 million of floating rate debt which was cross-collateralized by two hotels. Following the closings, approximately 87% of our outstanding debt is fixed-rate.

•	Series A and Series B Preferred Offering

On March 18, 2005 we closed a public offering of 4,850,000 shares of our 8.0% series A and series B cumulative redeemable preferred stock, with a liquidation preference of $25.00 per share, for net proceeds of $117.5 million. All of the 750,000 outstanding shares of our series B preferred stock were subsequently exchanged for an equal number of shares of series A preferred stock.

•	Private Sale of Common Stock to BIP REIT Private Limited

On April 27, 2005, we entered into a stock purchase agreement with BIP REIT Private Limited, an institutional accredited investor and an affiliate of GIC Real Estate, an investment arm of the Government of

Singapore. Pursuant to this agreement, we agreed to sell to BIP 3,750,000 shares of our common stock at $20.65 per share, for an aggregate purchase price of approximately $77.4 million. If we complete the sale of shares contemplated by this offering, BIP will have the right to buy from us such number of additional shares of common stock as is necessary to allow BIP to maintain the same percentage ownership of our outstanding common stock. The purchase price payable for these additional shares is equal to 95% of the average daily closing price for the 10 business days immediately preceding the closing of this offering. We expect BIP to purchase an additional 294,000 shares of our common stock pursuant to this right. For more information, see “Description of Stock—Common Stock.”

BIP’s purchase price has been deposited into an escrow account with Citibank, N.A. in accordance with the stock purchase agreement and an escrow agreement and will be released to us in connection with and upon the closing of our acquisition of the Renaissance Hotels. BIP will receive the common stock through the escrow upon the closing of the acquisition of the Renaissance Hotels.

We also entered a registration rights agreement with BIP granting it the right to cause us to register the common stock they receive from us in the transaction.

•	Private Sale of Series C Convertible Redeemable Preferred Stock to Security Capital Preferred Growth Incorporated

On April 27, 2005, we entered into a stock purchase agreement with Security Capital Preferred Growth Incorporated, an institutional accredited investor and an investment vehicle advised by Security Capital Research & Management Incorporated. Pursuant to this agreement, we agreed to sell Security Capital 4,102,564 shares of our series C convertible redeemable preferred stock at $24.375 per share, for an aggregate purchase price after a discount of $98,999,998. If we complete the sale of shares contemplated by this offering, Security Capital will have the right to buy from us up to 10% of the shares of common stock sold by us in this offering at a purchase price equal to the price we receive in this offering minus the underwriting discount. For more information, see “Description of Stock—Common Stock.”

The series C preferred stock will (1) pay a dividend at a per annum rate of 6.45%, subject to increases based upon any dividend increases above a certain level on our common stock, and (2) be convertible by the holder into our common stock on a one-for-one basis at any time and will be callable at par by us after five years. For more information on the series C preferred stock, see “Description of Stock—Series C Cumulative Convertible Redeemable Preferred Stock.”

The closing of the series C preferred stock offering is subject to the closing of our acquisition of the Renaissance Hotels and the common stock offering to BIP. We also agreed with Security Capital that upon the closing of the series C preferred stock offering we would enter into a registration rights agreement with Security Capital granting it the right to cause us to register the series C preferred stock it purchases in the transaction as well as the shares of common stock issuable upon the conversion thereof.

•	Renaissance Hotel Mortgage Debt Commitment

On April 26, 2005, we received a commitment letter from Bear Stearns Commercial Mortgage, Inc. to provide $250 million in fixed-rate mortgage debt in the form of four separate loans each secured by one of the Renaissance Hotels being acquired from Marriott. The commitment is subject to customary conditions, including the satisfactory completion of due diligence and the negotiation of legal documents. We expect to close this loan in June 2005.

In this prospectus, we refer to the pending acquisition and the pending and completed financing transactions described above (other than any additional shares of common stock that we may issue to BIP or Security Capital pursuant to their preemptive rights) as the Acquisitions and Financing Transactions.

•	Other Recent Developments

In November 2004, we sold the Holiday Inn, Flagstaff, Arizona and the San Marcos Resort, Chandler, Arizona to unrelated third parties for gross proceeds of $21.3 million. In April 2005, we sold the Doubletree hotel located in Carson, California and the Holiday Inn hotel located in Mesa, Arizona to an unrelated third party. The hotels were sold for aggregate gross proceeds of $26.1 million. We used the net proceeds of the Carson and Mesa sales to retire $22.5 million in floating rate debt. The operating results of the hotels are included in discontinued operations in the financial statements included in this prospectus.

We are currently negotiating an amendment to our $75.0 million subordinate term loan facility that would reduce the applicable margins from 3.00% for base rate loans and 4.00% for LIBOR loans to 1.25% for base rate loans and 2.25% for LIBOR loans. We cannot assure you that this amendment will be completed on these terms or at all.

Our Portfolio

The charts below show the franchise affiliations, hotel chain scale segments and geographic regions of the 52 hotels included in our 2004 revenues (on a pro forma basis to reflect the formation and structuring transactions consummated at the time of our initial public offering) and the eight hotels we have agreed to acquire as described in “—Recent Developments” as if the acquisitions had occurred at the beginning of 2004:

Fairmont
3%
Starwood
3%
Wyndham
4%
Independent
5%
Hyatt
6%
Hilton
8%
InterContinental
9%
Marriott
62%
Marriott
InterContinental
Hilton
Hyatt
Independent
Wyndham
Fairmont
Starwood

Midscale with Food & Beverage 6%
Luxury 3%
Midscale No Food & Beverage 1%
Upscale 22%
Upper Upscale 68%
Upper Upscale
Upscale
Midscale with Food & Beverage
Luxury
Midscale No Food & Beverage

Southwest
7%
Other West
13%
California
28%
Midwest
14%
South
15%
Middle Atlantic
23%
California
Middle Atlantic
South
Midwest
Other West
Southwest

Risk Factors

Our ability to achieve our goals and implement the strategies described above may be affected by matters discussed under “Risk Factors” beginning on page 11, which you should carefully consider prior to deciding whether to invest in our common stock, including:

•	in the recent past, events beyond our control, including an economic slowdown and terrorism, have harmed the hotel industry generally and the performance of our hotels, and if these or similar events occur again, our results may be harmed;

•	as of March 31, 2005, we had approximately $667.7 million of debt, or $1,022 million on a pro forma basis giving effect to the Acquisitions and Financing Transactions, with covenants that impose restrictions on our business;

•	our organizational documents contain no limitations on the amount of debt we may incur and, therefore, we may become too highly leveraged;

•	we may experience conflicts of interest with our largest stockholders and our executive officers and directors, including with respect to their sales of shares of our common stock, evaluation of acquisition opportunities and ownership of interests in other hotels;

•	we may not be successful in identifying or completing hotel acquisitions that meet our criteria, including our pending hotel acquisitions and financing transactions, which may impede our growth;

•	most of our hotels are upper upscale and upscale hotels, and the upper upscale and upscale segments of the lodging market are highly competitive and generally subject to greater volatility than other segments of the market, which could harm our profitability;

•	our hotels are geographically concentrated in California and, accordingly, we could be disproportionately harmed by an economic downturn in this area of the country or a natural disaster, such as an earthquake;

•	we rely heavily on our arrangements with our franchisors and management companies, including the arrangement with the Management Company, and any disruptions to those arrangements could harm our business and financial results;

•	we cannot assure the closing of our pending agreements, including those pertaining to (1) the acquisition of the Sutton Place Hotel, the Renaissance Hotels and the Sheraton Hotel in Cerritos, (2) the private placement of common stock to BIP REIT Private Limited, (3) the private placement of the series C preferred stock to Security Capital and (4) the loan contemplated by the commitment letter from Bear Stearns Commercial Mortgage, Inc., and if we do not close the transactions contemplated by these agreements our growth may be impeded; and

•	if we fail to qualify as a REIT for Federal income tax purposes, our earnings will be subject to Federal income taxation, which will reduce the amount of cash available for distribution to our stockholders.

Corporate Information

On June 28, 2004, Sunstone Hotel Investors, Inc. was formed as a Maryland corporation with perpetual existence, and on June 29, 2004 Sunstone Hotel Partnership was formed as a Delaware limited liability company.

Our principal executive offices are at 903 Calle Amanecer, Suite 100, San Clemente, California 92673. Our telephone number is (949) 369-4000. Our website is located at www.sunstonehotels.com. Information on the website is not deemed to be a part of this prospectus.

THE OFFERING

Common stock offered by us	3,000,000 shares

Common stock offered by selling stockholders	6,000,000 shares

Total shares of common stock and membership units outstanding immediately after this offering(1)	41,232,893 shares and membership units

Use of proceeds

We estimate the net proceeds to us from this offering will be approximately $         million. We will contribute the net proceeds that we receive to our operating partnership in exchange for additional membership units. Our operating partnership will subsequently use those net proceeds to finance a portion of the acquisition of the remaining 75% ownership interest in the Renaissance Washington in Washington, D.C. as described under “—Recent Developments.” We will not receive any proceeds from the sale of any shares sold by the selling stockholders.

Risk factors

See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Distribution policy

To maintain our qualification as a REIT, we intend to make quarterly distributions to our stockholders of at least 90% of our REIT taxable income (which excludes net capital gains and does not necessarily equal net income as calculated in accordance with generally accepted accounting principles, or GAAP). We paid a quarterly distribution of $0.285 per share on April 15, 2005 and have declared a quarterly distribution of $0.285 per share payable on July 15, 2005 to stockholders of record on June 30, 2005.

New York Stock Exchange symbol	SHO

(1)	This number is based on 34,533,321 shares of our common stock and 3,699,572 membership units in Sunstone Hotel Partnership outstanding at March 31, 2005 (not including membership units in Sunstone Hotel Partnership owned by us) and does not include:

•	2,032,053 additional shares of our common stock available for future issuance under our 2004 long-term incentive plan, of which approximately 448,382 have been granted to our employees and are unvested at the closing of this offering; and

•	3,750,000 shares of our common stock and 4,102,564 shares of our series C preferred stock (or any shares of common stock issuable upon conversion thereof) issuable as part of the Acquisitions and Financing Transactions and, as a result of our conducting this offering of 3,000,000 shares of our common stock, 294,000 additional shares of our common stock that we expect to issue to BIP pursuant to preemptive rights we granted to BIP and up to 300,000 additional shares of common stock that we may issue to Security Capital pursuant to preemptive rights we granted to Security Capital if Security Capital exercises those rights. For more information, see “—Recent Developments.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The summary historical financial data as of December 31, 2002, 2003 and 2004 and March 31, 2005, and for the years ended December 31, 2002 and 2003 and for the period January 1, 2004 through October 25, 2004, and for the period October 26, 2004 through December 31, 2004, and the three months ended March 31, 2004 and 2005, has been derived from our audited annual and unaudited interim consolidated and combined financial statements included elsewhere in this prospectus.

The unaudited pro forma financial information presented for 2004 gives effect to (1) the formation and structuring transactions that took place at the time of our initial public offering, (2) the Acquisitions and Financing Transactions and (3) this offering. It presents the unaudited pro forma statement of operations data for the year ended December 31, 2004 as if these transactions had occurred as of the beginning of that period. The unaudited pro forma financial information presented for the first quarter of 2005 gives effect to the Acquisitions and Financing Transactions and this offering. It presents the unaudited pro forma balance sheet data as of March 31, 2005 as if the Acquisitions and Financing Transactions had occurred as of March 31, 2005 and it presents the unaudited pro forma statement of operations data for the three months ended March 31, 2005 as if these transactions had occurred as of the beginning of that period. The adjustments are discussed in detail in our unaudited pro forma financial statements included in this prospectus. The unaudited pro forma financial data does not purport to represent our financial position or results of operations if these items had occurred on the dates discussed above. You should read the assumptions on which the unaudited pro forma financial data is based from pages F-2 through F-15 in connection with the pro forma financial data contained in this summary.

You should read the following summary historical and pro forma financial and operating data together with “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma financial statements and our consolidated and combined financial statements and related notes included elsewhere in this prospectus.

	Year ended or as of December 31, 2002	Year ended or as of December 31, 2003	Period January 1, through October 25, 2004	Period October 26, through or as of December 31, 2004	Pro forma year ended December 31, 2004	Quarter ended March 31, 2004	Quarter ended March 31, 2005	Pro forma quarter ended or as of March 31, 2005
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share and statistical data)
Statement of operations data:
Total revenues	$249,054	$447,868	$408,579	$82,710	$718,648	$112,971	$116,557	$176,853
Operating costs and expenses:
Hotel operating expenses	150,453	291,118	250,409	54,996	439,140	71,442	73,556	107,906
General and administrative	37,844	62,923	58,309	17,424	120,722	14,542	15,971	27,860
Depreciation and amortization	32,844	52,068	47,218	11,192	73,372	13,839	14,063	18,266
Impairment loss	6,176	11,382	7,439	—	7,439	7,439	—	—

Total operating expenses	227,317	417,491	363,375	83,612	640,673	107,262	103,590	154,032

Operating income (loss)	21,737	30,377	45,204	(902)	77,976	5,709	12,967	22,821
Interest and other income	2,080	796	561	154	715	102	306	306
Interest expense	(27,932)	(53,974)	(43,881)	(19,606)	(66,766)	(13,342)	(12,168)	(16,692)

Income (loss) before minority interest, income taxes and discontinued operations	(4,115)	(22,801)	1,884	(20,354)	11,924	(7,531)	1,105	6,435
Minority interest	—	(17)	125	2,706	314	8	(151)	(182)
Income tax benefit (provision)	4,707	2,876	(272)	—	—	(1,303)	—	—

	Year ended or as of December 31, 2002	Year ended or as of December 31, 2003	Period January 1, through October 25, 2004	Period October 26, through or as of December 31, 2004	Pro forma year ended December 31, 2004	Quarter ended March 31, 2004	Quarter ended March 31, 2005	Pro forma quarter ended or as of March 31, 2005
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share and statistical data)
Income (loss) from continuing operations before discontinued operations	592	(19,942)	1,737	(17,648)	12,238	(8,826)	954	6,253
Income (loss) from discontinued operations	(10,978)	(2,324)	(19,940)	(249)	—	(16,519)	843	—

Net income (loss)	$(10,386)	$(22,266)	$(18,203)	$(17,897)	12,238	$(25,345)	1,797	6,253

Preferred stock dividends					(16,085)		(388)	(4,021)

Income (loss) to common stockholders					$(3,848)		$1,409	$2,232

Cash flows from operating activities	$26,720	$60,034	$38,971	$2,620		$9,345	$16,239

Balance sheet data:
Investment in hotel properties, net	$1,316,659	$1,227,537		$1,127,272			$1,104,034	$1,776,534
Total assets	1,445,889	1,364,942		1,253,745			1,312,049	1,909,693
Total debt(1)	942,423	917,652		712,461			653,027	1,022,240
Total liabilities	1,047,147	1,033,993		791,583			741,368	1,094,474
Equity	398,742	330,345		417,332			526,754	771,292

Common stock/membership unit information:
Common stock outstanding				34,519			34,533	41,283
Membership units outstanding				3,700			3,700	3,700
Unvested restricted stock issuable(2)				293			289	335

Total diluted common stock, membership units and unvested restricted stock units outstanding				38,512			38,522	45,318

(1)	Excludes debt of discontinued operations.
(2)	Shares of our common stock issuable in connection with unvested restricted stock units.

RISK FACTORS

An investment in our common stock presents risks. You should consider the material risks discussed in this section in addition to the other information contained in this prospectus before making your investment decision. If any of the material risks described below actually occurs, our business, financial condition or results of operations could be harmed. In that event, the trading price of shares of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

In the recent past, events beyond our control, including an economic slowdown and terrorism, harmed the operating performance of the hotel industry generally and the performance of our hotels, and if these or similar events occur again, our operating and financial results may be harmed by declines in average daily room rates or occupancy.

The performance of the lodging industry has traditionally been closely linked with the performance of the general economy and, specifically, growth in the United States gross domestic product. RevPAR in the lodging industry declined 6.9% in 2001 and 2.6% in 2002. RevPAR for our 52 hotels decreased 1.2% in 2002. The majority of our hotels are classified as upper upscale or upscale hotels. In an economic downturn, these types of hotels may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates. This characteristic may result from the fact that upper upscale and upscale hotels generally target business and high-end leisure travelers. In periods of economic difficulties, business and leisure travelers may seek to reduce travel costs by limiting travel or seeking to reduce costs on their trips. In addition, the terrorist attacks of September 11, 2001 had a dramatic adverse effect on business and leisure travel, and on our occupancy and average daily rate, or ADR. Future terrorist activities could have a similarly harmful effect on both the industry and us.

As of March 31, 2005, we had approximately $667.7 million of outstanding debt, or $1,022 million on a pro forma basis giving effect to the Acquisitions and Financing Transactions. Carrying such debt may harm our financial flexibility or harm our business and financial results by imposing requirements on our business.

Carrying our outstanding debt may harm our business and financial results by:

•	requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which will reduce the amount of cash available to us for distributions to our stockholders and for our operations and capital expenditures, future business opportunities and other purposes;

•	making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

•	limiting our ability to borrow more money for operations, capital expenditures or to finance acquisitions in the future; and

•	requiring us to sell one or more properties, possibly on disadvantageous terms, in order to make required payments of interest and principal.

We also intend to incur additional debt in connection with future acquisitions of real estate, which may include loans secured by a portfolio of some or all of the hotels we acquire. If necessary or advisable, we may also borrow funds to satisfy the requirement that we distribute to our stockholders at least 90% of our annual REIT taxable income or otherwise to ensure that we maintain our qualification as a REIT for Federal income tax purposes. In addition, at March 31, 2005, we had $35.6 million in outstanding letters of credit.

If we were to default on our secured debt in the future, the loss of our property securing the debt would harm our ability to satisfy other obligations.

A majority of our debt is secured by first deeds of trust on our properties. Using our properties as collateral increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property that secures any loans for which we are in default. For tax purposes, a foreclosure on any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any cash proceeds. As a result, we may be required to identify and utilize other sources of cash for distributions to our stockholders. In addition, because of various cross-collateralization provisions in our notes payable, our default under some of our mortgage debt obligations may result in a default on our other indebtedness. If this occurs, our financial condition, cash flow and ability to satisfy our other debt obligations or ability to pay dividends may be harmed.

We anticipate that we will refinance our indebtedness from time to time to repay our debt, and our inability to refinance on favorable terms, or at all, could harm our operating results.

Since we anticipate that our internally generated cash will be adequate to repay only a portion of our indebtedness prior to maturity, we expect that we will be required to repay debt from time to time through refinancings of our indebtedness and/or offerings of equity or debt. The amount of our existing indebtedness may harm our ability to repay our debt through refinancings. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to sell one or more of our properties on disadvantageous terms, which might result in losses to us and reduce the amount of cash available to us for distributions to our stockholders. If prevailing interest rates or other factors at the time of any refinancing result in higher interest rates on refinancing, our interest expense would increase, which would harm our operating results.

Financial covenants in our existing notes payable and those notes we may assume may restrict our operating or acquisition activities.

Some of our existing notes payable and some of those notes we may assume as part of the Acquisitions and Financing Transactions contain restrictions, requirements and other limitations on our ability to incur additional debt on specific properties, as well as financial covenants relating to the performance of those properties. Our ability to borrow under these agreements is subject to compliance with these financial and other covenants. If we are unable to engage in activities that we believe would benefit those properties or we are unable to incur debt to pursue those activities, our growth may be limited. If we need to obtain consents or waivers from compliance with these covenants, it may take time or cause us to incur additional expenses.

Our revolving credit facility and term loan facility contain financial covenants that could harm our financial condition.

Our revolving credit facility and term loan facility contain financial and operating covenants, including net worth requirements, fixed charge coverage and debt ratios and other limitations on our ability to make distributions or other payments to our stockholders (other than those required by the Code), as well as limitations on our ability to sell all or substantially all of our assets and engage in mergers, consolidations and certain acquisitions. Failure to meet our financial covenants could result from, among other things, changes in our results of operations, the incurrence of debt or changes in general economic conditions. Advances under the revolving credit facility are subject to borrowing base requirements based on the hotels securing the facility. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders. Failure to comply with any of the covenants in our revolving credit facility or term loan facility could result in a default under one or more of our debt instruments. This could cause one or more of our lenders to accelerate the timing of our payment obligations and could harm our business, operations, financial condition or liquidity.

Our failure to complete the presently contemplated acquisitions may impede our growth.

As described in “Summary—Recent Developments,” we have agreed to acquire eight hotels representing 3,973 rooms. We cannot assure you that we will complete those acquisitions. We have entered into a loan commitment with Bear Stearns Commercial Mortgage, Inc. to provide us with $250 million in fixed-rate mortgage debt to assist us in the financing of the contemplated Renaissance Hotels acquisition. In addition, we have entered into pending agreements with institutional accredited investors to issue (1) 3,750,000 shares of our common stock and (2) 4,102,564 shares of our series C convertible redeemable preferred stock. In the event that any of these financing transactions do not close as contemplated, our ability to close our pending acquisition of the Renaissance Hotels will be harmed. Our failure to complete the pending acquisitions may impede our growth.

Our organizational documents contain no limitations on the amount of debt we may incur, so we may become too highly leveraged.

Our organizational documents do not limit the amount of indebtedness that we may incur. If we become highly leveraged, then the resulting increase in cash flow that must be used for debt service would reduce cash available for distribution and could harm our ability to make payments on our outstanding indebtedness and our financial condition.

Some of our directors and officers have economic interests in other real estate investments, including hotels, which may result in conflicts and competing demands on their time.

Four of our directors, Messrs. Kazilionis, Paul, Wolff and Dona, are actively involved in the management of entities that invest in real estate, including hotels. Accordingly, these directors may have a conflict of interest in evaluating acquisition opportunities in which we and those entities both have a potential interest. In addition, our executive officers, Messrs. Alter, Kline and Stougaard, have economic interests in other hotel investments and, therefore, may have competing demands on their time.

Some of our directors have conflicts of interest involving Westbrook Real Estate Partners, L.L.C.

Two of our directors, Messrs. Kazilionis and Paul, are Managing Principals of Westbrook Real Estate Partners, L.L.C. In addition, one of our directors, Ms. Behar, is employed by an entity that has investments in funds managed by Westbrook Real Estate Partners, L.L.C. that own interests in the Contributing Entities. Accordingly, these directors may have conflicts of interest in evaluating situations in which we and Westbrook Real Estate Partners, L.L.C. or its affiliates have a conflicting interest.

The Contributing Entities and their affiliates own interests in hotels that compete with us.

The Contributing Entities and their affiliates, including our executive officers, own interests in other hotels in which we have no interest or rights. Some of these hotels are located in the same geographic area as our hotels, and hotels we acquire in the future also may be located in the same geographic area as the hotels owned by the Contributing Entities and their affiliates. Hotels located in the same geographic area compete for business, and this competition may harm our results of operations.

Sales of our common stock by the Contributing Entities may reduce or eliminate the desire of two of our directors to serve on our board.

Messrs. Kazilionis and Paul are Managing Principals of Westbrook Real Estate Partners, L.L.C., which is the managing member of entities that have controlling ownership interests in the Contributing Entities. If the Contributing Entities sell their shares of our common stock, Messrs. Kazilionis and Paul, in light of their role at Westbrook Real Estate Partners, L.L.C., may resign from our board if Westbrook Real Estate Partners, L.L.C., which controls each of the Contributing Entities, no longer has an indirect ownership interest in us. Prior to this offering, the Contributing Entities and their affiliates beneficially owned approximately 28.9% of our common stock and 35.8% of Sunstone Hotel Partnership. The Contributing Entities will own approximately 10.6% of our common stock after this offering (or 7.0% if the underwriters exercise their overallotment option) and will beneficially own 9.7% of our common stock if we complete the financing transactions described in “Summary–Recent Developments” (or 6.4% if the underwriters exercise their overallotment option).

We face competition for the acquisition of hotels, and we may not be successful in identifying or completing hotel acquisitions that meet our criteria, which may impede our growth.

One component of our business strategy is expansion through acquisitions, and we may not be successful in identifying or completing acquisitions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, other REITs, owner-operators of hotels, franchise-owned hotels and others who are engaged in the acquisition of hotels. These competitors may affect the supply/demand dynamics and, accordingly, increase the price we must pay for hotels or hotel companies we seek to acquire, and these competitors may succeed in acquiring those hotels or hotel companies themselves. Furthermore, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater marketing and financial resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable hotels may increase in the future, which would increase demand for these hotels and the prices we must pay to acquire them. If we pay higher prices for hotels, our profitability may be reduced. Also, future acquisitions of hotels or hotel companies may not yield the returns we expect and, if financed using our equity, may result in stockholder dilution. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets, and the integration of such acquisitions may cause disruptions to our business and may strain management resources.

In particular, we have entered into agreements to acquire the Renaissance Hotels, the Sutton Place Hotel and the Sheraton Cerritos Hotel. Our failure to acquire one or more of these hotels could give rise to our breach under these agreements and may impede our growth.

The acquisition of a portfolio of hotels presents more risks to our business and financial results than the acquisition of a single hotel.

We have focused, and may continue to focus, on the acquisition of multiple hotels in single transactions to seek to reduce acquisition costs per hotel and enable us to expand our hotel portfolio more rapidly. Multiple hotel acquisitions such as the proposed Renaissance Hotels transaction described in “Summary—Recent Developments,” however, are generally more complex than single hotel acquisitions and, as a result, the risk that they will not be completed is greater. These acquisitions may also result in our owning hotels in geographically dispersed markets, which places additional demands on our ability to actively asset manage the hotels. In addition, we may be required by a seller to purchase a group of hotels as a package, even though one or more of the hotels in the package does not meet our investment criteria. In those events, we expect to attempt to sell the hotels that do not meet our investment criteria, but may not be able to do so on acceptable terms. These hotels may harm our operating results if they operate at a loss or we sell them at a loss. Also, a portfolio of hotels may be more difficult to integrate with our existing hotels than a single hotel, may strain our management resources and may make it more difficult to find one or more management companies to operate the hotels. Any of these risks could harm our operating results.

Most of our hotels are upper upscale and upscale hotels, and the upper upscale and upscale segments of the lodging market are highly competitive and generally subject to greater volatility than other segments of the market, which could harm our profitability.

The upper upscale and upscale segments of the hotel business are highly competitive. Our hotels compete on the basis of location, room rates and quality, service levels, reputation and reservations systems, among many other factors. There are many competitors in our hotel chain scale segments, and many of these competitors have substantially greater marketing and financial resources than we have. This competition could reduce occupancy levels and rental revenue at our hotels, which would harm our operations. Over-building in the hotel industry may increase the number of rooms available and may decrease occupancy and room rates. We also face competition from nationally recognized hotel brands with which we are not associated. In addition, in periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating upper upscale and upscale hotels when compared to other classes of hotels. For example, from 1998 to 2003, upscale RevPAR growth was lower than RevPAR growth for the overall lodging industry, and from 2001 to 2003, upper upscale RevPAR growth was lower than RevPAR growth for the overall lodging industry.

Rising operating expenses could reduce our cash flow and funds available for future distributions.

Our hotels, and any hotels we buy in the future, are and will be subject to operating risks common to the lodging industry in general. If any hotel is not occupied at a level sufficient to cover our operating expenses, then we could be required to spend additional funds for that hotel’s operating expenses. In the future, our hotels will be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses, which could reduce our cash flow and funds available for future distributions.

Our hotels are geographically concentrated in California and, accordingly, we could be disproportionately harmed by an economic downturn in this area of the country or a natural disaster, such as an earthquake.

Approximately 34.6% of our hotels, the largest concentration of our hotels in any state, representing 30.1% of our rooms and 31.6% of our 2004 revenues (on a pro forma basis to reflect the formation and structuring transactions consummated at the time of our initial public offering), are located in California. Giving effect to the completion of the proposed acquisitions we have announced and described under “Summary—Recent Developments,” approximately 35.0% of our hotels, representing 29.0% of our rooms and 27.7% of our pro forma revenues, would be located in California. The concentration of our hotels in California makes our business disproportionately affected by economic conditions, competition and real and personal property tax rates in California. Natural disasters in California, such as earthquakes, fires or mudslides, would disproportionately affect our hotel portfolio. The California economy and tourism industry, in comparison to other parts of the country, is negatively affected to a greater extent by changes and downturns in certain industries, including the entertainment and high technology industries. It is also possible that because of our California concentration, a change in California laws applicable to hotels and the lodging industry may have a greater impact on us than a change in comparable laws in another geographical area in which we have hotels. Adverse developments in California could harm our revenue or increase our operating expenses in that state.

The results of some of our individual hotels are significantly impacted by group contract business and other large customers, and the loss of such customers for any reason could harm our operating results.

Group contract business and other large customers, or large events, can significantly impact the results of operations of our hotels. These contracts and customers vary from hotel to hotel and change from time to time. The impact and timing of large events, such as the 2002 Winter Olympics, are not always easy to predict and are often episodic in nature. In addition, we incurred a $1.4 million provision for bad debt expense related to a customer at one of our hotels in 2004. As a result, the operating results for our individual hotels can fluctuate as a result of these factors, possibly in adverse ways, and these fluctuations can affect our overall operating results.

Because most of our hotels are operated under franchise agreements with national franchisors, termination of franchise agreements or circumstances that negatively affect the franchisor itself could cause us to lose business at hotels operated under the franchisor’s name or lead to a default or acceleration of our obligations under certain of our notes payable.

As of March 31, 2005, approximately 94.2% of our hotels, representing 90.3% of our rooms, are operated under franchise or management agreements with national franchisors. In general, under franchise arrangements, the franchisor provides marketing services and room reservations and certain other operating assistance, but requires us, as the franchisee, to pay significant fees to it, and to maintain the hotel in a required condition. If the Management Company or other management companies fail to maintain these required standards, then the franchisor may terminate the franchise agreement and obtain damages for any liability we may have caused. Moreover, from time to time, we may receive notices from franchisors regarding our alleged non-compliance with the franchise agreements, and we may disagree with a franchisor’s claim that we are not in compliance with applicable franchise agreements. Any disputes arising under our franchise agreements could also lead to a termination of a franchise agreement and a payment of liquidated damages. Such a termination may trigger a default or acceleration of our obligations under some of our notes payable. In addition, as our agreements expire, we may not be able to renew them on favorable terms or at all. If we were to lose a franchise on a particular hotel, it could harm the operation, financing, financeability or value of that hotel due to the loss of the franchise name, marketing support and centralized reservation system. Moreover, negative publicity affecting a franchisor in general could reduce the revenue we receive from the hotels subject to that particular franchise. Any loss of revenue at a hotel could harm the ability of Sunstone Hotel TRS Lessee Inc., our wholly owned subsidiary, or the TRS Lessee, to whom we have leased our hotels as a result of certain Federal income tax restrictions on lodging REITs, to pay rent to Sunstone Hotel Partnership and could harm our ability to pay dividends on our common stock.

Our franchisors require us to make capital expenditures pursuant to property improvement plans, or PIPs, under our franchise agreements, and the failure to make the expenditures required under the PIPs could cause the franchisors to terminate the franchise agreements.

As a result of our initial public offering, some of our franchisors required that new franchise agreements be executed with the TRS Lessee or its subsidiaries. As a condition to receiving the new franchise agreements, some of our franchisors required that we make renovations to some of our hotels, which we expect to do as part of our ordinary capital expenditure programs. In addition, upon regular inspection of our hotels, our franchisors may determine that additional renovations are required to bring the physical condition of our hotels into compliance with the specifications and standards each franchisor has developed in connection with the operation of our hotels. In connection with the acquisitions of hotels, franchisors may also require PIPs. The franchisors generally set forth their renovation requirements in PIPs and if we do not satisfy the PIP renovation requirements pursuant to the franchisor’s criteria, the franchisor will have the right to terminate the applicable franchise agreement. In addition, in the event that we are in default under any franchise agreement as a result of our failure to comply with the PIP requirements, in general, we will be required to pay the franchisor liquidated damages, generally equal to a percentage of gross room revenue for the preceding two-, three- or five-year period for the hotel or a percentage of gross room revenue for the preceding twelve-month period for all hotels operated under the franchised brand if the hotel has not been operating for at least two years.

Our hotels have an ongoing need for renovations and other capital improvements, some of which are mandated by applicable laws or regulations or agreements with third parties, and the costs of such improvements may exceed our expectations or cause other problems.

In addition to capital expenditures required by our franchise and loan agreements, we will need to make capital expenditures to comply with applicable laws and regulations, remain competitive with other hotels and maintain the economic value of our hotels. In connection with our recently announced acquisitions described under “Summary—Recent Developments,” we expect to make a total of $57.5 million of capital expenditures. Occupancy and ADR are often affected by the maintenance and improvements at a hotel. The costs of capital improvements we need or choose to make could harm our financial condition and reduce amounts available for distribution to our stockholders. These capital improvements may give rise to the following additional risks, among others:

•	construction cost overruns and delays;

•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms;

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun;

•	disruption in service and room availability causing reduced demand, occupancy and rates;

•	possible environmental problems; and

•	disputes with franchisors regarding our compliance with the requirements under the relevant franchise agreement.

Our returns depend on management of our hotels by third parties and, in particular, on the performance of Interstate Hotels & Resorts, Inc., or the Management Company.

In order to qualify as a REIT under the Code, we cannot directly operate our hotels or participate in the decisions affecting the daily operations of our hotels. Accordingly, we must enter into management agreements with eligible independent contractors to manage the hotels. Thus, independent management companies, including, among others, the Management Company, under management agreements with us, control the daily operations of our hotels.

The Management Company manages 47 of our 52 hotels, with five hotels being independently managed under franchise/management agreements with Marriott and two hotels being independently managed under franchise/management agreements with Hyatt. The hotels we have agreed to acquire from Marriott as described under “Summary—Recent Developments” will be managed under franchise/management agreements with Renaissance. Of the other hotels we have agreed to acquire, one will be managed under a franchise/management agreement with Fairmont and one will be managed by the Management Company. Under the terms of these management agreements, although we actively participate in setting operating strategies, we do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (e.g., setting room rates, etc.). We depend on these independent management companies to adequately operate our hotels as provided in the applicable management agreements. Thus, even if we believe a hotel is being operated inefficiently or in a manner that does not result in satisfactory ADR, occupancy rates and RevPAR, we may not have a contractual right to cause an independent management company to change its method of operation at our hotels. We can only seek redress if a management company violates the terms of its applicable management agreement with us or fails to meet performance objectives set forth in the applicable management agreement, and then only to the extent of the remedies provided in the management agreement. Additionally, while our management agreements typically provide for limited contractual penalties in the event that we terminate the applicable management agreement upon an event of default and, therefore, need to replace any of our management companies, those events could result in significant disruptions at the affected hotels upon the termination of a manager. If any of the foregoing occurs, our relationships with franchisors may be damaged, and we may be in breach of one or more of our franchise agreements.

Therefore, we are dependent to a large degree on the operating performance of the Management Company and its ability to generate revenue at our hotels in excess of our operating expenses. We cannot assure you that the Management Company will successfully manage our hotels. A failure by the Management Company to successfully manage our hotels could lead to an increase in our operating expenses or a decrease in our revenue, which would reduce the amount available for dividends on the common stock and the preferred stock. In addition, the management companies may operate other hotels that may compete with our hotels or divert attention away from the management of our hotels.

Our contractual arrangements with the Management Company are relatively new. Accordingly, we cannot assure you that our relationship with the Management Company will be satisfactory to us, or that our expectations regarding the quality and effectiveness of its performance will be met. As a result, the management agreements with the Management Company could be terminated by us prior to the expiration of their respective terms, which would be disruptive to our business and could harm our profitability and cash flow.

Because we are a REIT, we depend on the TRS Lessee to make rent payments to us, and its inability to do so could harm our revenue and our ability to make distributions to our stockholders.

Due to certain Federal income tax restrictions on hotel REITs, we cannot directly operate our hotel properties. Therefore, we leased our hotel properties to the TRS Lessee, who contracted with the Management Company and other third party hotel managers to manage our hotels. Our revenue and our ability to make distributions to our stockholders will depend solely upon the ability of the TRS Lessee to make rent payments under these leases. In general, under the leases with the TRS Lessee, we will receive from the TRS Lessee both base rent and percentage rent based upon a percentage of gross revenue above a certain minimum level. As a result, we participate in the economic operations of our hotels only through our share of gross revenue under the leases.

The TRS Lessee’s ability to pay rent will be affected by factors beyond its control, such as changes in general economic conditions, the level of demand for hotels and the related services of our hotels, competition in the lodging and hospitality industry, the ability to maintain and increase gross revenue at our hotels and other factors relating to the operations of our hotels.

Although failure on the part of the TRS Lessee to materially comply with the terms of a lease (including failure to pay rent when due) will give us the right to terminate the lease, repossess the hotel and enforce the payment obligations under the lease, such steps may not provide us with any substantive relief since the TRS Lessee is our subsidiary. If we were to terminate a lease, we would then be required to find another lessee to lease the hotel since we cannot operate hotel properties directly and remain qualified as a REIT. We cannot assure you that we would be able to find another lessee or that, if another lessee were found, we would be able to enter into a new lease on terms as favorable to us.

Because land underlying seven of our hotels is held by ground leases, termination of these leases by the ground lessors could cause us to lose the ability to operate these hotels altogether and incur substantial costs in restoring the premises.

Our rights to use the land underlying seven of our hotels is based upon our interest under long-term ground leases. The Renaissance Atlanta, Georgia, the Renaissance Orlando, Florida, the Renaissance Baltimore, Maryland and the Sheraton Cerritos Hotel that we have agreed to acquire are also operated pursuant to ground or air leases. Pursuant to the terms of the ground leases for these hotels, we are required to pay all rent due and comply with all other lessee obligations under the ground leases. As of December 31, 2004, the terms of these ground leases (including renewal options) range from 43 to 92 years. Any pledge of our interest in a ground lease may also require the consent of the applicable ground lessor and its lenders. As a result, we may not be able to sell, assign, transfer or convey our lessee’s interest in any hotel subject to a ground lease in the future absent consent of such third parties even if such transactions may be in the best interest of our stockholders.

The ground lessor may require us, at the expiration or termination of the ground leases, to surrender or remove any improvements, alterations or additions to the land at our own expense. The ground leases also generally require us to restore the premises following a casualty or taking and to apply in a specified manner any proceeds received in connection therewith. We may have to restore the premises if a material casualty, such as a fire or an act of God, occurs and the cost thereof exceeds available insurance proceeds.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. When rates change, we expect to record a gain or loss on derivatives. Our hedging activities may include entering into interest rate swaps, caps and floors and options to purchase these items. We currently use interest rate caps to manage our interest rate risks related to our variable rate indebtedness; however, our actual hedging decisions will be determined in light of the facts and circumstances existing at the time and may differ from our currently anticipated hedging strategy. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses, and such losses could harm our results of operations, financial condition and business prospects.

In addition, we also may be limited in the type and amount of hedging transactions we may use in the future by our need to satisfy the REIT income tests under the Code. Only income from certain hedging transactions qualifies for purposes of the 95% gross income test, and no hedging income qualifies for purposes of the 75% gross income test. As a result, our ability to effectively hedge against changes in interest rates could be limited, and our earnings could be reduced and could vary more from period to period.

Risks Related to This Offering

Immediately after this offering, there will be 7,984,133 shares restricted from immediate resale or issuable upon exchange of membership units in Sunstone Hotel Partnership, but these shares may be sold into the market in the near future. These sales could cause the market price of our common stock to drop significantly, even if our business is doing well.

Immediately after this offering, we will have 41,232,893 shares of our common stock and membership units outstanding. Of the common stock, 9,000,000 are being sold in this offering and 24,625,000 shares were sold in connection with our initial public offering, all of which are or will be freely tradable without restriction, except for any shares purchased by our “affiliates,” as that term is used in Rule 144 of the Securities Act. Affiliates may only sell their shares pursuant to the requirements of Rule 144, in a registered public offering or pursuant to an exemption under the Securities Act. Unless sold earlier pursuant to a registered public offering, 7,984,133 shares of our common stock, which includes the 3,699,572 shares of common stock issuable to the Contributing Entities upon exchange of their membership units in Sunstone Hotel Partnership, will become available for resale in the public market at various times in the future. In addition, all shares of our common stock that we may issue under our 2004 long-term incentive plan have been registered and can be freely sold in the public market after vesting.

Additionally, if our proposed private placements to institutional accredited investors of our common stock and series C preferred stock, as described under “Summary—Recent Developments,” are consummated, 3,750,000 shares of our common stock will be issued and 4,102,564 shares of our common stock will be issuable upon conversion of the series C preferred stock and up to an additional 594,000 shares of common stock in the aggregate are issuable to the investors in those private placements as a result of the sale of shares by us contemplated by this offering. Following any contractual lock-up with respect to those shares, the investors may sell those shares of common stock or series C preferred stock or shares of our common stock issuable upon conversion of the series C preferred pursuant to an exemption under the Securities Act subject to compliance with applicable securities laws.

The sale of these shares, or in the case of the private placements the possibility of the sale of these shares, could cause the market price of our common stock to decline significantly and could impair our ability to raise capital through the sale of additional stock.

The Contributing Entities may sell their shares of our common stock at times or in amounts that could cause our stock price to decline.

The Contributing Entities received 9,990,932 shares of our common stock in connection with the formation and structuring transactions consummated at the time of our initial public offering, 6,000,000 of which are being offered hereby. In addition, the Contributing Entities are finite life investment entities and beginning on October 27, 2005, one year from the date of our initial public offering, may seek to convert their membership units in Sunstone Hotel Partnership in an amount up to 3,699,572 shares of our common stock. The Contributing Entities may sell these shares of our common stock pursuant to an exemption under the Securities Act and also have the right to cause us to file registration statements related to these shares. These sales may cause our stock price to decline.

The terms of our management agreements with the Management Company were negotiated by us and Sunstone Hotel Investors, L.L.C., which had a conflict of interest because of the payment it received from the Management Company for its interests in the subsidiary that managed our hotels prior to the formation and structuring transactions consummated at the time of our initial public offering.

The terms of the management agreements with the Management Company are the result of negotiations among us, Sunstone Hotel Investors, L.L.C. and the Management Company. At the time of the formation and structuring transactions, the Management Company purchased from Sunstone Hotel Investors the corporate subsidiary that managed our hotels and employed the employees of our hotels and paid $8.0 million in cash to Sunstone Hotel Investors, L.L.C.; this payment was not contributed to us in the formation and structuring transactions that took place at the time of our initial public offering. As a result of this payment, Sunstone Hotel Investors, L.L.C. had a conflict of interest with us in negotiating the management agreements with the Management Company.

We could be exposed to substantial liabilities for events or circumstances that predate the consummation of our initial public offering.

In connection with the contribution by the Contributing Entities of the hotel properties and entities to us in connection with the formation and structuring transactions consummated at the time of our initial public offering, we assumed the liabilities (known and unknown) associated with those properties and entities that were incurred prior to the consummation of the formation and structuring transactions. In addition, in connection with the Management Company’s agreement to purchase the corporate subsidiary of Sunstone Hotel Investors, L.L.C. that managed our hotels and employed the employees of our hotels, the Management Company required that we indemnify it from any liabilities of the corporate subsidiary that accrued prior to the consummation of our initial public offering. These potential liabilities may include, without limitation, liabilities associated with the employees who currently work or previously worked for the corporate subsidiary. At this time, we are not aware of, or able to quantify, any potential liabilities which may arise as a result of our acquisition of the hotel properties and entities in these formation and structuring transactions or the indemnification of the Management Company. Any such claims could give rise to economic liabilities which could be substantial and for which we would have no recourse. If any such liability is established against us, our financial condition could be harmed.

The market price of our equity securities may vary substantially.

The trading prices of equity securities issued by REITs may be affected by changes in market interest rates. One of the factors that may influence the price of our common stock or preferred stock in public trading markets is the annual yield from distributions on our common stock or preferred stock, if any, as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of our stock to demand a higher annual yield, which could reduce the market price of our equity securities.

Other factors that could affect the market price of our equity securities include the following:

•	actual or anticipated variations in our quarterly or annual results of operations;

•	changes in market valuations of companies in the hotel or real estate industries;

•	changes in expectations of our future financial performance or changes in our estimates by securities analysts;

•	the trading volumes of our stock;

•	the reputation and performance of our franchisors;

•	the reputation and performance of the Management Company and our other management companies;

•	additional issuances of our common stock or other securities in the future;

•	the addition or departure of key personnel or board members;

•	announcements by us or our competitors of acquisitions, investments or strategic alliances;

•	adverse market reaction to any increased indebtedness we incur in the future; and

•	general market, economic and political conditions and world events.

Our distributions to stockholders may change.

We paid a quarterly distribution of $0.285 per share on April 15, 2005 and have declared a quarterly distribution of $0.285 per share payable on July 15, 2005 to stockholders of record on June 30, 2005. Distributions will be authorized and determined by our board of directors in its sole discretion from time to time and will be dependent upon a number of factors, including restrictions under applicable law and our capital requirements. Consequently, our dividend levels may fluctuate.

Risks Related to Our Organization and Structure

The Contributing Entities are our largest stockholders and may exercise significant control over our company and possibly delay, prevent or cause us to defer taking actions that would be beneficial to our other stockholders.

As of April 1, 2005, our largest stockholders, the Contributing Entities and their affiliates, beneficially owned approximately 28.9% of our common stock and 35.8% of Sunstone Hotel Partnership, and will own approximately 10.6% of our common stock after this offering. Accordingly, the Contributing Entities and their affiliates are able to exercise significant control over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors, and influence the determination of our day-to-day corporate and management policies, the appointment of executive officers, the amount of distributions, the timing of additional offerings (including offerings of our securities held by them) and the terms of the management agreements with the Management Company and the other independent management companies and the leases with the TRS Lessee. In addition, we have entered into an agreement with the Contributing Entities pursuant to which the Contributing Entities, acting as a group, have the right to require our board of directors and nominating and corporate governance committee to nominate up to two of their designees to our board of directors with the actual number at any time dependent on their percentage ownership interest in us at that time. Also, the Contributing Entities and their affiliates are able to exercise significant control over the outcome of any proposed merger or consolidation of our company under Maryland law. The Contributing Entities and their affiliates’ ownership interest in our company may discourage third parties from seeking to acquire control of our company, which may harm the market price of our shares of common stock.

Provisions of Maryland law and our organizational documents may limit the ability of a third party to acquire control of our company and may depress our stock price.

Provisions of Maryland law and our charter and bylaws could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of us, and may have the effect of entrenching our management and members of our board of directors, regardless of performance. These provisions include the following:

Aggregate Share and Common Share Ownership Limits. In order for us to qualify as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, actually or constructively, by five or fewer individuals at any time during the last half of each taxable year. To assure that we will not fail to qualify as a REIT under this test, subject to some exceptions, our charter prohibits any stockholder from owning actually or constructively more than 9.8% (in number or value, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% of the value of the outstanding shares of our capital stock. Any attempt to own or transfer shares of our capital stock in excess of the ownership limit without the consent of our board of directors will be void and could result in the shares (and all dividends thereon) being automatically transferred to a charitable trust. This ownership limitation may prevent a third party from acquiring control of us if our board of directors does not grant an exemption from the ownership limitation, even if our stockholders believe the change of control is in their best interests. The Contributing Entities and their affiliates constructively own approximately 28.9% of the outstanding shares of our common stock prior to this offering, which exceeds the ownership limit. Our board of directors has granted an exemption from the ownership limit to the Contributing Entities and their affiliates.

Authority to Issue Stock. Our charter authorizes our board of directors to cause us to issue up to 500,000,000 shares of common stock and up to 100,000,000 shares of preferred stock. Our charter authorizes our board of directors to amend our charter without stockholder approval to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of our stock that it has authority to issue, to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Issuances of additional shares of stock may have the effect of delaying or preventing a change in control of our company, including change of control transactions offering a premium over the market price of shares of our common stock, even if our stockholders believe that a change of control is in their interest.

Number of directors, board vacancies, term of office. Under our charter and bylaws, we have elected to be subject to certain provisions of Maryland law which vest in the board of directors the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy shall hold office until the next annual meeting of stockholders, and until his or her successor is elected and qualifies. As a result, stockholder influence over these matters is limited.

Limitation on stockholder requested special meetings. Our bylaws provide that our stockholders have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast by the stockholders at such meeting. This provision makes it more difficult for stockholders to call special meetings.

Advance notice provisions for stockholder nominations and proposals. Our bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of our stockholders. This bylaw provision limits the ability of our stockholders to make nominations of persons for election as directors or to introduce other proposals unless we are notified in a timely manner prior to the meeting.

Exclusive authority of our board to amend our bylaws. Our bylaws provide that our board of directors has the exclusive power to adopt, alter or repeal any provision of the bylaws or to make new bylaws, except with respect to amendments to the provision of our bylaws regarding our opt out of the Maryland business combination and control share acquisition statutues. Thus, our stockholders may not effect any changes to our bylaws.

Duties of directors. Maryland law requires that a director perform his or her duties (1) in good faith, (2) in a manner he or she reasonably believes to be in the best interests of the corporation and (3) with the care that an ordinary prudent person in a like position would use in similar circumstances. Maryland law provides protection for Maryland corporations against unsolicited takeovers because the duties of directors of Maryland corporations do not require them to (1) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (2) authorize the corporation to redeem any rights under, of modify or render inapplicable, any stockholders rights plan, (3) make a determination under the Maryland business combination act or the Maryland control share acquisition act or (4) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under Maryland law the act of the directors of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law. This provision increases the ability of our directors to respond to a takeover and makes it more difficult for a third party to effect a takeover.

Unsolicited Takeover Provisions. Provisions of Maryland law permit the board of a corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors, without stockholder approval, to implement possible takeover defenses, such as a classified board. These provisions may make it more difficult for a third party to effect a takeover.

Our management team has a limited history of operating a REIT and managing a public company, which may give rise to inefficiencies or strain our operations and resources.

We have recently been organized and we have a limited operating history as a REIT. Our management team operated our business as a privately-owned company for the five years prior to our initial public offering in October 2004 and, therefore, other than Mr. Alter, had no experience operating a REIT and managing a publicly-owned company. We will need to continue to develop control systems and procedures adequate to support a public REIT, and this transition could place a significant strain on our management systems, infrastructure, financial condition and other resources.

We rely on our executive officers, the loss of whom could significantly harm our business.

Our continued success will depend to a significant extent on the efforts and abilities of our executive officers, especially Messrs. Alter, Kline and Stougaard. These individuals are important to our business and strategy and to the extent that any of them departs and is not replaced with an experienced substitute, such person’s departure could harm our operations, financial condition and operating results.

Because we made changes to our operations and to qualify and elect to be treated as a REIT, our future financial performance may be affected by unanticipated changes and may differ materially from our historical and pro forma performance.

The historical financial data presented in this prospectus is the historical financial data for us and our predecessor companies. Our initial public offering resulted in changes to our assets and operations that are reflected in our pro forma financial data for 2004. We are unable to predict all changes that will result under our new structure, including our agreements with the Management Company. Accordingly, you should not rely on our historical or pro forma financial data as a predictor of our future performance.

Our insurance arrangements with affiliates of Westbrook Real Estate Partners, L.L.C. expose us to expense and coverage risks.

Our environmental insurance coverage also relates to affiliates of Westbrook Real Estate Partners, L.L.C. and other hotels owned by them and our executive officers. We expect to obtain our own insurance, which we expect to be more expensive. In addition, if claims or losses are experienced under the current policy that do not relate to us, the amount of coverage available to us would be reduced.

Risks Related to the Lodging and Real Estate Industries

A number of factors, many of which are common to the lodging industry and beyond our control, could affect our business, including the following:

•	increased threat of terrorism, terrorist events, airline strikes or other factors that may affect travel patterns and reduce the number of business and commercial travelers and tourists and other factors that may not be offset by increased room rates;

•	increased competition from other hotels in our markets;

•	new hotel supply in our markets, which could harm our occupancy levels and revenue at our hotels;

•	dependence on business and commercial travel, leisure travel and tourism;

•	increases in operating costs due to inflation, labor costs (including the impact of unionization), workers’ compensation and health-care related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased room rates;

•	changes in interest rates and in the availability, cost and terms of debt financing and other changes in our business that adversely affect our ability to comply with covenants in our debt financing;

•	changes in our relationships with, and the performance and reputation of, the Management Company and our other management companies and franchisors;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	adverse effects of international market conditions, which may diminish the desire for leisure travel or the need for business travel, as well as national, regional and local economic and market conditions in which our hotels operate and where our customers live; and

•	adverse effects of a downturn in the lodging industry.

These factors could harm our financial condition, results of operations and ability to make distributions to our stockholders.

The hotel business is seasonal and seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenue.

Our revenue is generally highest in the second and third quarters. Quarterly revenue also may be harmed by events beyond our control, such as extreme weather conditions, terrorist attacks or alerts, contagious diseases, airline strikes, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter due to temporary or seasonal fluctuations in revenue, we may have to enter into short-term borrowings to make distributions to our stockholders.

The threat of terrorism has harmed the hotel industry generally, including our results of operations, and these harmful effects may continue or worsen, particularly if there are further terrorist events.

The threat of terrorism has had a negative impact on hotel operations and caused a significant decrease in hotel occupancy and ADRs due to disruptions in business and leisure travel patterns and concerns about travel safety. Hotels in major metropolitan areas and near airports, such as many of our hotels, have been harmed due to concerns about air travel safety and a significant overall decrease in the amount of air travel, particularly transient business travel, which includes the corporate and premium business segments that generally pay the highest average room rates. Future terrorist acts, terrorism alerts or outbreaks of hostilities could have a negative effect on travel and, correspondingly, on our business.

The attacks of September 11, 2001 had a dramatic adverse impact on business and leisure travel, hotel occupancy and RevPAR. While there have been recent improvements, the uncertainty associated with the continuing war on terrorism and the possibility of future attacks may continue to hamper business and leisure travel patterns and, accordingly, the performance of our business.

The use of Internet travel intermediaries by consumers may harm our profitability as a result of increased commissions or lower room rates.

Some of our hotel rooms are booked through independent, third party Internet travel intermediaries such as Travelocity.com, Expedia.com, Orbitz.com and Hotels.com. For the year 2004, 1.7% of our room revenues (on a pro forma basis to reflect the formation and structuring transactions consummated at the time of our initial public offering) were attributable to bookings through these intermediaries. As we may continue to selectively use these third party Internet intermediaries to generate sales, they may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. If the amount of sales made through Internet intermediaries increases significantly and we fail to appropriately price room inventory in a manner that maximizes yields, or we are unable to do so, our room revenue may flatten or decrease and our profitability may decline.

The illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our hotels and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our hotels in response to changing economic, financial and investment conditions is limited. The real estate market, including our hotels, is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We may not be able to sell any of our hotels on favorable terms. It may take a long time to find a willing purchaser and to close the sale of a hotel if we want to sell. Should we decide to sell a hotel during the term of that particular hotel’s management agreement, we may have to pay termination fees, which could be substantial, to the appropriate management company.

In addition, hotels may not readily be converted to alternative uses if they were to become unprofitable due to competition, age of improvements, decreased demand or other factors. The conversion of a hotel to alternative uses would also generally require substantial capital expenditures and may give rise to substantial payments to our franchisors, management companies and lenders.

We may be required to expend funds to correct defects or to make improvements before a hotel can be sold. We may not have funds available to correct those defects or to make those improvements and, as a result, our ability to sell the hotel would be restricted. In acquiring a hotel, we may agree to lock-out provisions that materially restrict us from selling that hotel for a period of time or impose other restrictions on us, such as a limitation on the amount of debt that can be placed or repaid on that hotel to address specific concerns of sellers. These lock-out provisions would restrict our ability to sell a hotel. These factors and any others that would impede our ability to respond to adverse changes in the performance of our hotels could harm our financial condition and results of operations.

Claims by persons relating to our properties could affect the attractiveness of our hotels or cause us to incur additional expenses.

We could incur liabilities resulting from loss or injury to our hotels or to persons at our hotels. These losses could be attributable to us or result from actions taken by a management company, including the Management Company. Claims such as these, whether or not they have merit, could harm the reputation of a hotel or cause us to incur expenses to the extent of insurance deductibles or losses in excess of policy limitations, which could harm our results of operations.

Uninsured and underinsured losses could harm our financial condition, results of operations and ability to make distributions to our stockholders.

Various types of catastrophic losses, such as losses due to wars, terrorist acts, earthquakes, floods, hurricanes, pollution or environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Of our 52 hotels, 18 are located in California (21 if our presently pending acquisitions are consummated), which has been historically at greater risk to certain acts of nature (such as fires and earthquakes) than other states.

In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any notes payable or other financial obligations related to the property, in addition to obligations to our ground lessors, franchisors and managers. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed hotel.

Since September 11, 2001, it has generally become more difficult and expensive to obtain property and casualty insurance, including coverage for terrorism. When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property or casualty insurance on our hotels at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (e.g., earthquake, fire, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. If we are unable to obtain adequate insurance on our hotels for certain risks, it could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments we have to our ground lessors, franchisors and managers which require us to maintain adequate insurance on our properties to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our properties experienced damages which would otherwise have been covered by insurance, it could harm our financial condition and results of operations.

Laws and governmental regulations may restrict the ways in which we use our hotel properties and increase the cost of compliance with such regulations. Noncompliance with such regulations could subject us to penalties, loss of value of our properties or civil damages.

Our hotel properties are subject to various Federal, state and local laws relating to the environment, fire and safety and access and use by disabled persons. Under these laws, courts and government agencies have the authority to require us, if we are the owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. Under such environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, to pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in or working at a hotel may seek to recover damages for injuries suffered. Additionally, some of these environmental laws restrict the use of a property or place conditions on various activities. For example, some laws require a business using chemicals (such as swimming pool chemicals at a hotel) to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for the types of costs discussed above. The costs to clean up a contaminated property, to defend against a claim or to comply with environmental laws could be material and could reduce the funds available for distribution to our stockholders. Future laws or regulations may impose material environmental liabilities on us, or the current environmental condition of our hotel properties may be affected by the condition of the properties in the vicinity of our hotels (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Our hotel properties are also subject to the Americans with Disabilities Act of 1990, or the ADA. Under the ADA, all public accommodations must meet various Federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers and non-compliance could result in the U.S. government imposing fines or in private litigants’ winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and the ability to make distributions to our stockholders could be harmed. In addition, we are required to operate our hotel properties and laundry facilities in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and become applicable to our properties.

Tax and Employee Benefit Plan Risks

Your investment has various Federal income tax risks.

Although the provisions of the Code relevant to your investment are generally described in “U.S. Federal Income Tax Considerations,” we strongly urge you to consult your own tax advisor concerning the effects of Federal, state and local income tax law on an investment in our common stock and on your individual tax situation.

If we fail to qualify as a REIT, our distributions will not be deductible by us and our income will be subject to Federal taxation, reducing our cash available for distribution.

We are a REIT under the Code which affords us significant tax advantages. The requirements for qualifying as a REIT, however, are complex. If we fail to meet these requirements, our distributions will not be deductible by us and we will have to pay a corporate Federal level tax on our income. This would substantially reduce our cash available to pay distributions and your yield on your investment in our common stock. In addition, such a tax liability might cause us to borrow funds, liquidate some of our investments or take other steps which could negatively affect our results of operations. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement or if we voluntarily revoke our election, we would generally be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost.

Even as a REIT, we may become subject to Federal, state or local taxes on our income or property, reducing our cash available for distribution.

Even as a REIT, we may become subject to Federal income taxes and related state taxes. For example, if we have net income from a “prohibited transaction,” that income will be subject to a 100% tax. A “prohibited transaction” is, in general, the sale or other disposition of inventory or property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay Federal income tax directly on that income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of that tax liability.

We may also be subject to state and local taxes on our income or property, either directly or at the level of our operating partnership or at the level of the other companies through which we indirectly own our assets. We cannot assure you that we will be able to continue to satisfy the REIT requirements, or that it will be in our best interests to continue to do so.

In view of the complexity of the tax aspects of this offering, particularly in light of the fact that some of the tax aspects of this offering will not be the same for all investors, prospective investors are strongly advised to consult their own tax advisors with specific reference to their own tax situation prior to an investment in shares of our common stock.

If the leases of our hotels to our taxable REIT subsidiary are not respected as true leases for Federal income tax purposes, we would fail to qualify as a REIT.

To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be passive income, like rent. For the rent paid pursuant to the leases of our hotels to Sunstone Hotel Partnership by our taxable REIT subsidiary, the TRS Lessee, which constitutes substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for Federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. If the leases are not respected as true leases for Federal income tax purposes, we would fail to qualify as a REIT.

Our taxable REIT subsidiary is subject to special rules that may result in increased taxes.

Several Code provisions ensure that a taxable REIT subsidiary is subject to an appropriate level of Federal income taxation. For example, a taxable REIT subsidiary, such as the TRS Lessee, is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between us and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. The IRS may successfully assert that the economic arrangements of any of our inter-company transactions, including the hotel leases, are not comparable to similar arrangements between unrelated parties.

We may be required to pay a penalty tax upon the sale of a hotel.

The Federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a hotel (or other property) constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We may make sales that do not satisfy the requirements of the safe harbors or the IRS may successfully assert that one or more of our sales are prohibited transactions and, therefore, we may be required to pay a penalty tax.

We also may be subject to corporate level income tax on certain built-in gains.

We hold certain properties acquired from C corporations (and may acquire additional such properties in the future), in which we must adopt the C corporation’s tax basis in that asset as our tax basis. If we sell any such property within ten years of the date on which we acquire it, then we will have to pay tax on the gain at the highest regular corporate tax rate.

An investment in our common stock may not be suitable for every employee benefit plan.

When considering an investment in our common stock, an individual with investment discretion over assets of any pension plan, profit-sharing plan, retirement plan, individual retirement account under Section 408(a) of the Code or other employee benefit plan covered by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should consider whether the investment satisfies the requirements of Section 404 of ERISA or other applicable laws. In particular, attention should be paid to the diversification requirements of Section 404(a)(1)(C) of ERISA in light of all the facts and circumstances, including the portion of the plan’s portfolio of which the investment will be a part. All plan investors should also consider whether the investment is prudent and meets plan liquidity requirements as there may be only a limited market in which to sell or otherwise dispose of our common stock, and whether the investment is permissible under the plan’s governing instrument. We have not, and will not, evaluate whether an investment in our common stock is suitable for any particular plan.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. The factors that could cause actual results to differ materially from expected results include changes in economic, business, competitive market and regulatory conditions. Important risks and factors that could cause our actual results to differ materially from any forward-looking statements include, without limitation, the following:

•	the factors discussed in this prospectus set forth under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	downturns in economic and market conditions, particularly levels of spending in the travel and leisure industries in the markets in which we invest;

•	hostilities, including future terrorist attacks, or fear of hostilities that affect travel within or to the United States;

•	the performance and reputation of the Management Company and the other independent hotel management companies with whom we contract;

•	unknown liabilities and our indemnity of the Management Company;

•	the performance and reputation of our franchisors;

•	increases in interest rates and operating costs;

•	difficulties in identifying hotels to acquire and completing and integrating acquisitions;

•	our ability to sell existing hotels in a manner consistent with our business strategy;

•	changes in our board and executive officers;

•	risks related to natural disasters, including earthquakes;

•	general volatility of the capital markets and the market price of our shares of common stock;

•	our failure to qualify and maintain our status as a REIT;

•	changes in real estate and zoning laws or regulations;

•	increases in real property tax rates;

•	the presently contemplated consummation of the Acquisitions and Financing Transactions;

•	contemplated dividend payment rates and amounts;

•	the performance of acquired properties after they are acquired;

•	necessary expenditures on acquired properties; and

•	changes in the competitive environment in our industry.

We do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this prospectus to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this special note in mind as you read this prospectus.

This prospectus contains market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data.

USE OF PROCEEDS

We estimate we will receive gross proceeds from this offering of $             million. After deducting underwriting discounts and commissions and the estimated expenses of this offering, we estimate the net proceeds to us from this offering will be approximately $             million. We will contribute the net proceeds that we receive to our operating partnership in exchange for 3,000,000 membership units. Our operating partnership will subsequently use these net proceeds to finance a portion of the acquisition of the remaining 75% ownership interest in the Renaissance Washington, in Washington D.C. as described under “Summary—Recent Developments.”

Pending application of cash proceeds, our operating partnership will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities which are consistent with our intention to qualify as a REIT for federal income tax purposes.

We will not receive any proceeds from the sale of any shares of our common stock sold by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the New York Stock Exchange under the symbol “SHO.” The following table sets forth the quarterly range of high and low closing prices per share of our common stock on the New York Stock Exchange for the periods indicated:

	High	Low
Year ended December 31, 2004
Fourth Quarter (since October 26, 2004)	$20.81	$16.70

Year ended December 31, 2005
First Quarter	$22.49	$20.20
Second Quarter (through May 31, 2005)	$23.32	$21.10

On May 31, 2005, the last reported sale price of our common stock as reported on the New York Stock Exchange was $23.01 per share. As of April 1, 2005, there were approximately 18 record holders of our common stock.

DISTRIBUTION POLICY

In order to qualify as a REIT, we must annually distribute to our stockholders an amount at least equal to:

•	90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain); plus

•	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

•	any excess non-cash income (as determined under Sections 856 through 860 of the Code).

We paid a quarterly distribution of $0.285 per share on April 15, 2005 and have declared a quarterly distribution of $0.285 per share payable on July 15, 2005 to stockholders of record on June 30, 2005. The amount, timing and frequency of distributions will be authorized by our board of directors from time to time and declared by us out of assets legally available therefor based upon a number of factors, including:

•	our actual results of operations;

•	distributions we receive from Sunstone Hotel Partnership, which depends on payments received by it from the TRS Lessee;

•	our debt service requirements;

•	capital expenditure requirements for our hotels;

•	unforeseen expenditures at the hotels;

•	unforeseen liabilities arising from acts or omissions prior to or after this offering;

•	our taxable income;

•	the annual distribution requirement under the REIT provisions of the Code;

•	our operating expenses; and

•	other factors that our board of directors may deem relevant.

Our cash available for distributions may be less than 90% of our REIT taxable income in which case we could be required to either sell assets or borrow funds to make distributions. In addition, our ability to pay quarterly distributions is limited pursuant to our revolving credit and term loan facilities to 95% of our funds from operations (as defined in the facilities), which limit would have been $71.2 million for the twelve months ended December 31, 2004. Those facilities also contain financial covenants that limit our ability to sell assets or borrow funds.

Distributions to our stockholders will generally be taxable to our stockholders as ordinary income. Because a significant portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a taxable U.S. stockholder under current Federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted basis of the common stock. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. Sunstone Hotel Partnership intends to make quarterly distributions to holders of membership units, including us. The TRS Lessee intends to distribute cash it does not need in its business to us, which will then be available for distribution by us to our stockholders and will generally be taxable to our stockholders as dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005, on a historical basis, on a pro forma basis to give effect to the Acquisitions and Financing Transactions described under “Summary—Recent Developments” and on a pro forma as adjusted basis to give effect to this offering and the use of the net proceeds from this offering as described in “Use of Proceeds.”

	March 31, 2005
	Historical	Pro forma for Acquisitions and Financing Transactions(1)	Pro forma As Adjusted
		(unaudited)	(unaudited)
	(dollars in thousands)
Cash	$69,898	$(48,435)	$15,710

Total long-term debt(2) (3)	$437,954	$1,017,992	$1,017,992
Minority interests	43,927	43,927	43,927
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 4,850,000 issued and outstanding, historical; 8,952,564 shares issued and outstanding, pro forma and pro forma as adjusted	121,250	220,250	220,250
Common stock, $0.01 par value, 500,000,000 shares authorized, 34,533,321 shares issued and outstanding, historical(4); 38,283,321 shares issued and outstanding, pro forma; and 41,283,321 shares issued and outstanding, pro forma as adjusted	345	383	413
Additional paid-in capital	448,648	530,004	594,119
Unearned and accrued stock compensation	(7,070)	(7,070)	(7,070)
Accumulated deficit	(16,100)	(16,100)	(16,100)
Cumulative dividends	(20,319)	(20,319)	(20,319)

Total stockholders’ equity	526,754	707,147	771,292

Total capitalization	$1,008,635	$1,769,066	$1,833,211

(1)	Reflects the effects of the issuance of 3,750,000 shares of our common stock to BIP and 4,102,564 shares of our series C preferred to Security Capital as part of the Acquisitions and Financing Transactions. Does not reflect the 294,000 additional shares of our common stock that we expect to issue to BIP pursuant to preemptive rights we granted to BIP and up to 300,000 additional shares of our common stock we may issue to Security Capital pursuant to preemptive rights we granted to Security Capital if Security Capital exercises those rights, in each case as a result of the offering of shares by us contemplated hereby. Also reflects the net effect of the cash received in those financing transactions and the application of those proceeds and additional cash on hand to the pending hotel acquisitions and the assumption of debt in connection with those acquisitions. See our unaudited pro forma financial statements and “Summary—Recent Developments” for additional information.
(2)	See “Outstanding Indebtedness” for a description of our revolving credit facility, our term loan facility certain other material debt of ours.
(3)	Excludes current portion of long-term debt as of March 31, 2005.
(4)	Common stock issued and outstanding, historical, excludes:

•	2,032,053 additional shares of our common stock available for future issuance under our 2004 long-term incentive plan, of which 448,382 have been reserved for issuance pursuant to grants of restricted stock units to our employees;

•	3,699,572 shares of our common stock reserved for issuance with respect to membership units of Sunstone Hotel Partnership that may, subject to limits in the operating agreement for Sunstone Hotel Partnership, be exchanged for cash or, at our option, shares of our common stock generally commencing on October 27, 2005; and

•	3,750,000 shares of our common stock and 4,102,564 shares of our series C preferred stock (or any shares of common stock issuable upon conversion thereof) issuable as part of the Acquisitions and Financing Transactions or any additional shares of common stock issuable to BIP and Security Capital as a result of the offering of shares by us contemplated hereby as described in “—Recent Developments.”

SELECTED FINANCIAL AND OPERATING DATA

The summary historical financial data as of December 31, 2002, 2003 and 2004 and March 31, 2005, and for the years ended December 31, 2002 and 2003 and for the period January 1, 2004 through October 25, 2004, and for the period October 26, 2004 through December 31, 2004, and the three months ended March 31, 2004 and 2005, has been derived from our audited annual and unaudited interim consolidated and combined financial statements included elsewhere in this prospectus.

The unaudited pro forma financial information presented for 2004 gives effect to (1) the formation and structuring transactions that took place at the time of our initial public offering, (2) the Acquisitions and Financing Transactions and (3) this offering. It presents the unaudited pro forma statement of operations data for the year ended December 31, 2004 as if these transactions had occurred as of the beginning of that period. The unaudited pro forma financial information presented for the first quarter of 2005 gives effect to the Acquisitions and Financing Transactions and this offering. It presents the unaudited pro forma balance sheet data as of March 31, 2005 as if the Acquisitions and Financing Transactions had occurred as of March 31, 2005 and it presents the unaudited pro forma statement of operations data for the three months ended March 31, 2005 as if these transactions had occurred as of the beginning of that period. The adjustments are discussed in detail in our unaudited pro forma financial statements included in this prospectus. The unaudited pro forma financial data does not purport to represent our financial position or results of operations if these items had occurred on the dates discussed above. You should read the assumptions on which the unaudited pro forma financial data is based from pages F-3 through F-15 in connection with the pro forma financial data contained in this summary.

You should read the following selected historical and pro forma financial and operating data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma financial statements and our consolidated and combined financial statements and related notes included elsewhere in this prospectus.

We acquired 15 hotels in December 2002, as discussed in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which affects the comparability of the data reflected herein.

	Year ended December 31,				Period January 1, through October 25, 2004	Period October 26, through December 31, 2004	Pro forma year ended December 31, 2004	Quarter ended March 31, 2004	Quarter ended March 31, 2005	Pro forma quarter ended March 31, 2005
	2000	2001	2002	2003
	(unaudited)						(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Operating data:
Revenues:
Room	$155,439	$171,692	$182,522	$306,239	$282,583	$53,110	$472,338	$75,982	$79,624	$116,309
Food and beverage	35,833	39,301	45,034	104,416	89,270	21,960	188,058	25,538	25,775	45,979
Other operating	17,679	19,861	21,304	36,508	36,038	7,636	58,248	11,074	11,158	14,565
Management and other fees from affiliates	—	—	194	705	688	4	4	377	—	—

Total revenues	208,951	230,854	249,054	447,868	408,579	82,710	718,648	112,971	116,557	176,853

Operating expenses:
Room	33,463	38,915	41,004	72,083	62,129	13,004	110,363	17,380	17,784	26,902
Food and beverage	28,228	31,322	33,081	74,642	62,318	15,057	138,542	17,669	18,291	33,623
Other hotel operating.	59,762	60,290	76,368	144,393	125,962	26,935	190,235	36,393	37,481	47,381
General administrative	29,163	45,226	37,844	62,923	58,309	17,424	120,722	14,542	15,971	27,860
Depreciation and amortization	25,014	28,807	32,844	52,068	47,218	11,192	73,372	13,839	14,063	18,266
Impairment loss	—	—	6,176	11,382	7,439	—	7,439	7,439	—	—
Goodwill amortization	6,797	4,925	—	—	—	—	—	—	—	—

Total operating expenses	182,427	209,485	227,317	417,491	363,375	83,612	640,673	107,262	103,590	154,032

Operating income (loss)	26,524	21,369	21,737	30,377	45,204	(902)	77,976	5,709	12,967	22,821
Interest and other income	658	1,070	2,080	796	561	154	715	102	306	306
Interest expense	(40,851)	(40,238)	(27,932)	(53,974)	(43,881)	(19,606)	(66,766)	(13,342)	(12,168)	(16,692)

Income (loss) before minority interest, income taxes, cumulative effect of change in accounting principle and discontinued operations	(13,669)	(17,799)	(4,115)	(22,801)	1,884	(20,354)	11,924	(7,531)	1,105	6,435
Minority interest	(424)	—	—	(17)	125	2,706	314	8	(151)	(182)
Income tax benefit (provision)	—	8,804	4,707	2,876	(272)	—	—	(1,303)	—	—

Loss from continuing operations before cumulative effect of change in accounting principle and discontinued operations	(14,093)	(8,995)	592	(19,942)	1,737	(17,648)	12,238	(8,826)	954	6,253
Cumulative effect of change in accounting principle	—	(1,249)	—	—	—	—	—	—	—	—
Income (loss) from discontinued operations	5,359	(8,563)	(10,978)	(2,324)	(19,940)	(249)	—	(16,519)	843	—

Net (loss) income	$(8,734)	$(18,807)	$(10,386)	$(22,266)	$(18,203)	$(17,897)	12,238	$(25,345)	1,797	6,253

Preferred stock dividends							(16,085)		(388)	(4,021)

Income available to common stockholders							$(3,848)		$1,409	$2,232

Cash flows from operating activities	$45,510	$43,317	$26,720	$60,034	$38,971	$2,620		$9,345	$16,239

	As of December 31,					As of March 31, 2005
	2000	2001	2002	2003	2004	Historical	Pro forma
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Balance sheet data:
Investment in hotel properties, net	$992,509	$821,588	$1,316,659	$1,227,537	$1,127,272	$1,104,034	$1,776,534
Total assets	1,132,312	915,654	1,445,889	1,364,942	1,253,745	1,312,049	1,909,693
Total debt(1)	665,157	515,407	942,423	917,652	712,461	653,027	1,022,240
Total liabilities	773,196	616,869	1,047,147	1,033,993	791,583	741,368	1,094,474
Equity	359,116	298,785	398,742	330,345	417,332	526,754	771,292

(1)	Excludes debt of discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Financial and Operating Data,” our unaudited pro forma financial statements and our consolidated and combined financial statements and related notes appearing elsewhere in this prospectus.

Overview

We own primarily upper upscale and upscale hotels in the United States operated under leading brand names franchised or licensed from others, such as Marriott, Hilton, InterContinental, Hyatt, Starwood, Carlson and Wyndham.

Operations

Our financial data prior to October 26, 2004, is for our predecessor companies, who owned and operated the hotels during the periods presented. In conjunction with our initial public offering in October 2004, we made substantial changes to our operations to effect the formation and structuring transactions as further described in our unaudited pro forma financial statements and to qualify and elect to be treated as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code. As a result, our historical results of operations prior to October 26, 2004 are not indicative of our current results of operations.

Formation and Structuring transactions and our initial public offering. The following items occurred or will affect our future results of operations as a result of (1) the formation and structuring transactions that took place immediately preceding our initial public offering and/or (2) our initial public offering:

•	the payment of management fees to Interstate Hotels and Resorts, the Management Company, which has assumed responsibility for our hotel operations pursuant to the management agreements with us;

•	the reduction of corporate general and administrative costs as a result of the employee transfers to the Management Company;

•	the reflection of a minority interest to give effect to the interests in Sunstone Hotel Partnership owned by the predecessor companies;

•	the exclusion of two hotels that were not contributed to us;

•	the reduction in interest expense as a result of the repayment of some of our notes payable;

•	the reduction in ground lease expense reflecting the acquisition of the ground lessor’s interest in the land under the Embassy Suites Hotel, Chicago, Illinois; and

•	the incremental costs associated with operating as a public company, which are estimated to be approximately $2.2 million per year.

The effects of these matters are described in our unaudited pro forma financial statements.

REIT structure. For us to continue to qualify as a REIT, our income cannot be derived from our operation of hotels. Therefore, consistent with the provisions of the Code, Sunstone Hotel Partnership and its subsidiaries have leased our hotel properties to our taxable REIT subsidiary lessee, Sunstone Hotel TRS Lessee, Inc., or the TRS Lessee, who has in turn contracted with “eligible independent contractors” to manage our hotels. Under the Code, an “eligible independent contractor” is an independent contractor who is actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS Lessee. Sunstone Hotel Partnership and the TRS Lessee will be consolidated into our financial statements for accounting purposes. Since we control both Sunstone Hotel Partnership and our TRS Lessee, our principal source of funds on a consolidated basis will be from the performance of our hotels. The earnings of the TRS Lessee will be subject to taxation like other C corporations, which will reduce our operating results, funds from operations and the cash otherwise available for distribution to our stockholders.

Factors Affecting Our Results of Operations

Revenues. Substantially all of our revenues are derived from the operation of our hotels. Specifically, our revenues consist of the following:

•	Room revenue, which is primarily driven by occupancy and average daily rate;

•	Food and beverage revenue, which is primarily driven by occupancy and banquet/catering bookings;

•	Other operating revenue, which consists of ancillary hotel revenue such as telephone, transportation, parking, spa, golf, entertainment and other guest services and is primarily driven by occupancy. Additionally, this category includes operating revenue from our two commercial laundry facilities located in Rochester, Minnesota and Salt Lake City, Utah and our electronic purchasing platform, Buy Efficient, L.L.C.; and

•	Management and other fees from affiliates, which consists of other non-operating income and management and other fees from our affiliates prior to our initial public offering.

The following performance indicators are commonly used in the hotel industry:

•	occupancy;

•	average daily rate, or ADR; and

•	revenue per available room, or RevPAR, which is the product of occupancy and ADR, but does not include food and beverage revenue, other operating revenue or management and other fees from affiliates.

Operating costs and expenses. Our operating costs and expenses consist of the following:

•	Room expense, which like room revenue, is primarily driven by occupancy and, therefore, has a significant correlation with room revenue;

•	Food and beverage expense, which like food and beverage revenue, is primarily driven by occupancy and banquet and catering bookings and, therefore, has a significant correlation with food and beverage revenue;

•	Other operating expense, which consists of the corresponding expense of other operating revenue, advertising and promotion, repairs and maintenance, utilities, and franchise fees and assessments categories;

•	Property tax, ground lease and insurance expense, which consists of the expenses associated with property tax, ground lease and insurance payments, each of which are primarily fixed expenses;

•	Property general and administrative expense, which consists of our property-level general and administrative expenses, such as payroll and related costs, professional fees, and travel expenses, as well as management fees with respect to our hotels;

•	Corporate general and administrative expense, which consists of our corporate-level expenses such as payroll and related costs, professional fees, travel expenses and office rent; and

•	Depreciation and amortization expense, which consists of depreciation on our hotel buildings, improvements, furniture, fixtures and equipment (since January 1, 2002, we have not amortized our goodwill).

Most categories of variable operating expenses, such as utilities and certain labor costs, such as housekeeping, fluctuate with changes in occupancy. Increases in RevPAR attributable to improvements in occupancy are accompanied by increases in most categories of variable operating costs and expenses. Increases in RevPAR attributable to improvements in ADR typically only result in increases in limited categories of operating costs and expenses, primarily credit card commissions, franchise fees and franchise assessments. Thus, improvements in ADR have a more significant impact on improving our operating margins than occupancy.

We continually seek to improve our operating leverage, which generally refers to the ability to generate incremental profit based on limited variable costs. Notwithstanding our efforts to reduce variable costs, there are limits to how much we or the Management Company and our other operators can accomplish in that regard without affecting the competitiveness of our hotels and our guests’ experiences at our hotels. Furthermore, we have significant fixed costs, such as depreciation and amortization, insurance and other expenses associated with owning hotels that do not necessarily decrease when circumstances such as market factors cause a reduction in our hotel revenue. For example, we have experienced increases in wages, employee benefits (especially workers’ compensation in our California hotels and health insurance) and utility costs, which negatively affected our operating margin. Our historical performance may not be indicative of future results, and our future results may be worse than our historical performance.

Acquisition, Sale and Major Redevelopment Activity

Our results during the periods discussed have been, and our future results will be, affected by our acquisition, sale and redevelopment activity during the applicable period.

Acquisition of hotels. The following table sets forth the hotels that we have acquired or developed since the beginning of 2002 through March 31, 2005 and indicates their room count and acquisition date:

Hotel	Rooms		Acquisition Date
2004
Residence Inn by Marriott, Rochester, Minnesota	80		June 18, 2004(1)
JW Marriott, Cherry Creek, Colorado(2)	196		April 28, 2004

2003
Residence Inn by Marriott, Manhattan Beach, California	176		June 20, 2003
Marriott, Ontario, California	299		January 24, 2003

2002
Crowne Plaza, Grand Rapids, Michigan	320		December 18, 2002
Wyndham, Houston, Texas	472		December 18, 2002
Embassy Suites Hotel, Chicago, Illinois	358	(3)	December 18, 2002
Marriott, Woodland Hills, California	473		December 6, 2002
Doubletree, Minneapolis, Minnesota	230		December 5, 2002
Hilton, Del Mar, California	251	(3)	December 5, 2002
Hilton, Huntington, New York	302		December 5, 2002
Hyatt, Newport Beach, California	403		December 5, 2002
Marriott, Troy, Michigan	350		December 5, 2002
Marriott, Philadelphia, Pennsylvania	286		December 5, 2002
Marriott, Houston, Texas	391		December 5, 2002
Marriott, Tysons Corner, Virginia	390		December 5, 2002
Radisson, Englewood, New Jersey	194		December 5, 2002
Radisson, Williamsburg, Virginia	303		December 5, 2002
Valley River Inn, Eugene, Oregon	257		December 5, 2002

Total January 1, 2002 to March 31, 2005	5,731

(1)	Opening date of developed hotel.
(2)	Following our initial public offering, this hotel is not a part of our hotel portfolio.
(3)	Original acquisition room count prior to room expansions.

The aggregate cost for these 19 hotel acquisitions was approximately $618.0 million, or $108 thousand per room.

Sale of hotels. The following table sets forth the hotels that since the beginning of 2002 and through March 31, 2005 have been sold or are currently held for sale and indicates their room count and sale date:

Hotel	Rooms	Sale Date
2004
San Marcos Resort, Chandler, Arizona	295	November 18, 2004
Holiday Inn, Flagstaff, Arizona	156	November 10, 2004
Concord Hotel and Conference Center, Concord, California	324	September 30, 2004
Four Points—Sheraton, Silverthorne, Colorado	160	August 27, 2004
Holiday Inn, Anchorage, Alaska	247	May 27, 2004
Holiday Inn, La Mirada, California	292	May 18, 2004
Hawthorn Suites, Anaheim, California	129	April 15, 2004

2003
Marriott, Woodland Hills, California	473	December 10, 2003
Hampton Inn, Clackamas, Oregon	114	October 30, 2003
Hilton Garden Inn, Sacramento, California	154	July 31, 2003
Hampton Inn, Denver, Colorado	152	July 24, 2003
Hampton Inn, Pueblo, Colorado	112	July 24, 2003
Hampton Inn, Mesa, Arizona	118	July 22, 2003
Hampton Inn, Tucson, Arizona	126	July 22, 2003

2002
Hilton Garden Inn, Rio Rancho, New Mexico	129	March 27, 2002

Total January 1, 2002 to March 31, 2005	2,981

The aggregate net sale proceeds for the 15 hotel dispositions consummated through March 31, 2005 was $183.8 million, or $62 thousand per room. The results of operations of all of the hotels identified above and the gains or losses on dispositions through March 31, 2005 are included in discontinued operations for all periods presented through the time of sale. The net proceeds from the sales through March 31, 2005 are included in our cash flows from investing activities for the respective periods.

The following table summarizes our portfolio and room data since the beginning of 2002 adjusted for the hotels acquired and sold during the respective periods.

	2002	2003	2004		March 31, 2005
Portfolio Data—Hotels
Number of hotels—beginning of period	52	66	61		54
Add: Acquisitions	15	2	—		—
Add: Developments	—	—	2	(1)	—
Less: Sales	1	7	7		—
Less: Assets not included	—	—	2	(2)	—

Number of hotels—end of period	66	61	54		54
Portfolio Data—Rooms
Number of rooms—beginning of period	10,804	15,664	14,901		13,183
Add: Acquisitions	4,980	475	—		—
Add: Developments	—	—	276		—
Add: Room expansions	9	11	20		—
Less: Sales	129	1,249	1,603		—
Less: Assets not included	—	—	411	(2)	—

Number of rooms—end of period	15,664	14,901	13,183		13,183
Average rooms per hotel—end of period	237	244	244		244

(1)	Reflects the opening of the Residence Inn by Marriott, Rochester, Minnesota and the acquisition of the JW Marriott, Cherry Creek, Colorado.
(2)	Reflects the exclusion of the JW Marriott, Cherry Creek, Colorado (196 rooms) and the Embassy Suites Hotel, Los Angeles, California (215 rooms) in connection with our initial public offering.

Operating Results

Comparison of Three Months Ended March 31, 2005 to Three Months Ended March 31, 2004

The following table presents our unaudited operating results for the three months ended March 31, 2005 and 2004, including the amount and percentage change in the results between the two periods. The operating results for 2004 have been derived by combining the predecessor companies’ results for the period January 1, 2004 through March 31, 2004.

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Change $	Change %
	(dollars in thousands, except statistical data)
Revenues
Room	$79,624	$75,982	$3,642	4.8%
Food and beverage	25,775	25,538	237	0.9
Other operating	11,158	11,074	84	0.8
Management and other fees from affiliates	—	377	(377)	(100.0)

Total revenues	116,557	112,971	3,586	3.2

Operating expenses
Room	17,784	17,380	404	2.3
Food and beverage	18,291	17,669	622	3.5
Other hotel	37,481	36,393	1,088	3.0
Property general and administrative	12,452	9,920	2,532	25.5
Corporate general and administrative	3,519	4,622	(1,103)	(23.9)
Depreciation and amortization	14,063	13,839	224	1.6
Impairment loss	—	7,439	(7,439)	(100.0)

Total operating expenses	103,590	107,262	(3,672)	(3.4)

Operating income	12,967	5,709	7,258	127.1
Interest and other income	306	102	204	200.0
Interest expense	(12,168)	(13,342)	1,174	8.8

Income (loss) before minority interest, income taxes and discontinued operations	1,105	(7,531)	8,636	NA
Minority interest	(151)	8	(159)	NA
Income tax provision	—	(1,303)	1,303	100.0

Income (loss) from continuing operations before discontinued operations	954	(8,826)	9,780	NA
Income (loss) from discontinued operations	843	(16,519)	17,362	NA

Net income (loss)	1,797	$(25,345)	$27,142	NA

Preferred stock dividends	(388)

Income available to common stockholders	$1,409

Operating statistics
Occupancy(1)	68.8%	66.6%	2.2%	3.3%
Average daily rate(1)	$101.75	$96.90	$4.85	5.0%
RevPAR(1)	$70.00	$64.54	$5.46	8.5%

(1)	Excludes hotels held in discontinued operations, which are described under “—Income (loss) from discontinued operations.”

Room revenue. Room revenue increased $3.6 million net, primarily attributable to (1) organic growth in our existing portfolio base of $5.4 million due to increases in ADR and occupancy, and (2) $0.5 million related to a mid-year 2004 acquisition, partially offset by $2.3 million related to properties included in our first quarter 2004 results of operations that were not contributed by the predecessor companies.

Food and beverage revenue. The food and beverage revenue increase was primarily driven by higher occupancy during 2005, a mid-year 2004 acquisition and new banquet and catering menus, partially offset by properties included in our first quarter 2004 results of operations that were not contributed by the predecessor companies.

Other operating revenue. Our increased occupancy led to increases in other operating revenue, including from parking, entertainment and guest services. Operating revenue also increased due to a mid-year 2004 acquisition, partially offset by properties included in our first quarter 2004 results of operations that were not contributed by the predecessor companies, and the continuing trend of declining telephone revenue.

Management and other fees from affiliates. Management and other fees from affiliates in 2004 relate to the Doubletree, Nashville, Tennessee and Residence Inn by Marriott, Beverly Hills, California, which are properties owned by related parties. As a result of our initial public offering, we no longer receive any management or other fees from these hotels.

Other hotel expenses. Increase in other hotel expenses was primarily driven by higher occupancy and a mid-year 2004 acquisition, partially offset by properties included in our first quarter 2004 results of operations that were not contributed by the predecessor companies, and ground lease expense related to the ground lease purchased as a part of our 2004 formation and structuring transactions.

Property general and administrative expense. Property general and administrative expense increased as a result of the $2.1 million in management and accounting fees payable to the Management Company as well as other hotel specific expenses, such as increased credit card commissions and franchise fees associated with the overall increase in revenue, and a mid-year 2004 acquisition, partially offset by properties included in our first quarter 2004 results of operations that were not contributed by the predecessor companies.

Corporate general and administrative expense. Corporate general and administrative expense decreased as a result of the expected decrease in salaries and wages attributable to the transfer of certain employees to the Management Company as a part of the 2004 formation and structuring transactions, partially offset by the increased costs of being a public company.

Depreciation and amortization expense. Depreciation and amortization increased as a result of the increase in our depreciable asset base and a mid year 2004 acquisition, partially offset by properties included in our first quarter 2004 results of operations that were not contributed by the predecessor companies.

Interest expense. Interest expense decreased primarily as a result of lower average borrowings resulting from the repayment of a portion of our outstanding debt in connection with our initial public offering.

Our total notes payable, including the current portion, was $667.7 million at March 31, 2005 and $712.5 million at December 31, 2004, with a weighted average interest rate per annum for the same period of approximately 6.5% at March 31, 2005 and 6.1% at December 31, 2004. At March 31, 2005, 51.6% of the amount outstanding under our notes payable was fixed, and 48.4% of the amount outstanding under our notes payable was floating.

Impairment loss. The impairment loss in 2004 consists of hotel impairment losses of $7.4 million at three hotels and does not include any goodwill impairment loss. The hotel impairment loss in 2004 related to our determination that the current carrying values of the hotels were no longer recoverable based on estimated future cash flows to be generated by the hotels. This determination resulted from certain depressed hotel markets. The fair values of the hotels were determined by our management using factors such as net operating cash flows, terminal capitalization rates and replacement costs as described under “—Critical Accounting Policies—Impairment of Long-lived Assets.”

Provision for income taxes. As limited liability companies, the predecessor companies were pass-through entities and not liable for Federal and certain state income taxes, which were the responsibility of their respective members. However, some of our predecessor companies were corporations that were liable for taxes on their earnings. We maintain a taxable REIT subsidiary which is liable for taxes on its earnings. The change in the tax provision is attributable to the historical tax benefit for our predecessor companies being eliminated.

Income (loss) from discontinued operations. As described under “—Acquisition, Sale and Major Redevelopment Activity—Sale of Hotels,” we sold seven hotels in 2004 and have two hotels held for sale at March 31, 2005 (which were subsequently sold). Consistent with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we have reclassified the results of operations for these hotels as discontinued operations. The decrease in loss from discontinued operations between the periods was primarily due to impairment losses on disposals of $17.0 million in 2004.

Comparison of 2004 to 2003

The following table presents our operating results for 2004 and 2003, including the amount and percentage change in the results between the two periods. The operating results for 2004 have been derived by combining the results of our predecessors for the period of January 1, 2004 through October 25, 2004, and our results for the period October 26, 2004 through December 31, 2004.

	2004	2003	Change $	Change%
	(dollars in thousands, except statistical data)
Revenues
Room	$335,693	$306,239	$29,454	9.6%
Food and beverage	111,230	104,416	6,814	6.5
Other operating	43,674	36,508	7,166	19.6
Management and other fees from affiliates	692	705	(13)	(1.8)

Total revenues	491,289	447,868	43,421	9.7

Operating expenses
Room	75,133	72,083	3,050	4.2
Food and beverage	77,375	74,642	2,733	3.7
Other hotel	152,897	144,393	8,504	5.9
General and administrative	75,733	62,923	12,810	20.4
Depreciation and amortization	58,410	52,068	6,342	12.2
Impairment loss	7,439	11,382	(3,943)	(34.6)

Total operating expenses	446,987	417,491	29,496	7.1

Operating income	44,302	30,377	13,925	45.8
Interest and other income	715	796	(81)	(10.2)
Interest expense	(63,487)	(53,974)	(9,513)	(17.6)

Loss before minority interest, income taxes and discontinued operations	(18,470)	(22,801)	4,331	19.0
Minority interest	2,831	(17)	2,848	16,752.9
Income tax benefit (provision)	(272)	2,876	(3,148)	N/A

Loss from continuing operations before discontinued operations	(15,911)	(19,942)	4,031	20.2
Loss from discontinued operations	(20,189)	(2,324)	(17,865)	(768.7)

Net loss	$(36,100)	$(22,266)	$(13,834)	(62.1)

Operating statistics
Occupancy(1)	71.2%	68.1%	3.1%	4.5%
Average daily rate(1)	$98.05	$95.49	$2.56	2.7%
RevPAR(1)	$69.77	$65.03	$4.74	7.3%

(1)	Excludes hotels held in discontinued operations, which are described under “—Income (loss) from discontinued operations.”

Room revenue. Room revenue increased primarily as a result of increases in occupancy, particularly at our newly renovated hotels, along with a moderate increase in ADR due to improving pricing ability at our fully renovated hotels. The strong operating improvements in 2004 compared to 2003 are primarily attributable to five factors:

•	a number of our hotels were under renovation, causing significant operating disruption in 2003, and the hotels were fully renovated by the beginning of 2004;

•	a number of our hotels had new property-level management teams in 2003, and the management teams were in place for more than one year at the beginning of 2004 with a stronger understanding of their respective local markets and hotels;

•	short-term transient demand increased as both the general economy and the respective local economies started to recover in 2004 compared to 2003;

•	new long-term group contract business enabled us to establish a base occupancy at some of our hotels; and

•	an additional operating day in February 2004 due to the leap year.

Food and beverage revenue. The food and beverage revenue increase was primarily driven by higher occupancy during 2004 and the factors described above that drove our room revenue increase, as well as new banquet and catering menus and pricing programs primarily at our newly renovated hotels.

Other operating revenue. Our increased occupancy led to increases in other operating revenue, including from parking, entertainment and guest services. Through the increase in occupancy, we generated increases in banquet and conference room rental and ancillary services attributable to the banquet and catering business. We also generated increases from other services we provided to some of our group customers, including transportation. However, these increases were partially offset by the continuing trend of declining telephone revenue and the availability of complimentary Internet access.

Management and other fees from affiliates. Management and other fees from affiliates were comparable in both periods presented. These fees relate to the acquisition fees and management fees related to the Doubletree, Nashville, Tennessee and Residence Inn by Marriott, Beverly Hills, California, which are properties owned by related parties.

Other hotel expenses. Increase in other hotel expenses was primarily driven by higher occupancy during 2004. Also, increases in employee benefits (especially workers’ compensation for our California hotels and health insurance) and utility costs, led to the increase in hotel operating expense for 2004 as compared to 2003. Other hotel expenses also increased as a result of the final increase in franchise fees pursuant to the terms of a multi-year agreement for our full-service Marriott hotels. These increases were partially offset by decreases in property tax expense, resulting from successful appeals with the local taxing jurisdictions, as well as reductions in our property insurance premiums after our most recent renewal in 2004.

General and administrative expense. General and administrative expense increased as a result of one-time charges of $5.1 million associated with our initial public offering, a $1.4 million increase in bad debt expense relating to a long-term customer at one of our hotels, pre-opening expenses for the JW Marriott, Cherry Creek, Colorado and hotel specific expenses, such as increased credit card commissions and franchise fees associated with the overall increase in revenue. General and administrative expense also increased due to increased expenses at Buy Efficient, L.L.C. and our laundry facility in Salt Lake City, Utah resulting from significant revenue improvements over the prior year. Overall, the increases in general and administrative expenses were partially offset by lower corporate expenses.

Depreciation and amortization expense. Depreciation and amortization increased as a result of the increase in our depreciable asset base following completion of major renovations at some of our hotels throughout 2003 and a one-time expense of $1.7 million in connection with our initial public offering.

Interest expense. Interest expense increased primarily as a result of higher average borrowings from two mortgage refinancings, both of which closed in the third quarter of 2003 and a one-time expense of $11.9 million associated with our initial public offering. Primarily offsetting the increases in interest expense are reductions in the interest payable due to reductions in the LIBOR index, the base rate for all of our floating rate debt.

Our total notes payable, including current portion, was $712.5 million at December 31, 2004 and $917.7 million at December 31, 2003, with a weighted average interest rate per annum of approximately 5.9% at December 31, 2004 and 5.4% at December 31, 2003. At December 31, 2004, 48.4% of the amount outstanding under our notes payable was fixed and 51.6% of the amount outstanding under our notes payable was floating.

Impairment loss. Impairment loss in 2004 consists of hotel impairment losses of $7.4 million at three hotels and does not include any goodwill impairment loss. The impairment loss in 2003 consists of hotel impairment losses of $9.3 million at three of our hotels and goodwill impairment losses of $2.1 million. The hotel impairment losses in 2004 and 2003 related to our management’s determination that the current carrying values of the hotels were no longer recoverable based on their estimates of future cash flows to be generated by the hotels. This determination was based in part on our management’s assessment that certain of our hotel markets are depressed. The fair values of the hotels were determined by our management using factors such as net operating cash flows, terminal capitalization rates and replacement costs as described under “—Critical Accounting Policies—Impairment of Long-lived Assets.”

Provision for income taxes. As limited liability companies, the predecessor companies were pass-through entities and not liable for Federal and certain state income taxes, which were the responsibility of their respective members. However, some of our predecessor companies were corporations that were liable for taxes on their earnings. We maintain a taxable REIT subsidiary which is liable for taxes on its earnings. The change in the tax provision is attributable to the historical tax benefit for our predecessor companies being eliminated.

Income (loss) from discontinued operations. As described under “—Acquisition, Sale and Major Redevelopment Activity—Sale of Hotels,” we sold seven hotels in 2003 and seven hotels in 2004. Consistent with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we have reclassified the results of operations for these hotels as discontinued operations. The increase in loss from discontinued operations between the periods was primarily due to net gains on hotel dispositions of $15.1 million in 2003 compared to losses on hotel dispositions of $660,000 in 2004.

Comparison of 2003 to 2002

The following table presents our operating results for 2003 and 2002, including the amount and percentage change in these results between the two periods:

	2003	2002	Change $	Change%
	(dollars in thousands except statistical data)
Revenues
Room	$306,239	$182,522	$123,717	67.8%
Food and beverage	104,416	45,034	59,382	131.9
Other operating	36,508	21,304	15,204	71.4
Management and other fees from affiliates	705	194	511	263.4

Total revenues	447,868	249,054	198,814	79.8

Operating expenses
Room	72,083	41,004	31,079	75.8
Food and beverage	74,642	33,081	41,561	125.6
Other hotel	144,393	76,368	68,025	89.1
General and administrative	62,923	37,844	25,079	66.3
Depreciation and amortization	52,068	32,844	19,224	58.5
Impairment loss	11,382	6,176	5,206	84.3

Total operating expenses	417,491	227,317	190,174	83.7

Operating income	30,377	21,737	8,640	39.7
Interest and other income	796	2,080	(1,284)	(61.7)
Interest expense	(53,974)	(27,932)	(26,042)	(93.2)

Loss before minority interest, income taxes and discontinued operations	(22,801)	(4,115)	(18,686)	(454.1)
Minority interest	(17)	—	(17)	—
Income tax benefit	2,876	4,707	(1,831)	(38.9)

Loss from continuing operations before discontinued operations	(19,942)	592	(20,534)	N/A
Loss from discontinued operations	(2,324)	(10,978)	8,654	78.8

Net loss	$(22,266)	$(10,386)	$(11,880)	(114.4)

Operating statistics
Occupancy(1)	68.1%	67.9%	0.2%	0.0%
Average daily rate(1)	$95.49	$87.88	$7.61	8.7%
RevPAR(1)	$65.03	$59.71	$5.32	8.9%

(1)	Excludes hotels held in discontinued operations, which are described under “—Income (loss) from discontinued operations.”

We acquired 15 hotels in December 2002, one hotel in January 2003 and one hotel in June 2003. We refer to the hotels we acquired in 2002 and 2003 as the Pre-IPO Acquisition Hotels.

Revenues. Revenues increased primarily as a result of an additional $214.5 million of hotel operating revenue generated by the Pre-IPO Acquisition Hotels. Offsetting this increase was a decline of $15.2 million, or 5.8%, in the balance of the portfolio resulting from the generally weak economic environment at that time, renovation disruption and the reduction in travel due to terrorist activities and the war in Iraq.

RevPAR increased primarily as a result of an increase in ADR from the Pre-IPO Acquisition Hotels, which generate some of our portfolio’s higher ADRs. However, occupancy remained flat as a result of continued soft economic conditions and operational disruption to the Pre-IPO Acquisition Hotels due to the extensive renovation programs and installation of new property-level management teams. In addition, RevPAR decreased in 2003 for our Utah hotels primarily as a result of the positive impact of the 2002 Winter Olympic Games. The RevPAR declines from the Utah hotels were partially offset by RevPAR increases from our California and Texas hotels primarily as a result of our ability to attract incremental short-term transient demand and secure new long-term group contract business.

Room revenue. The Pre-IPO Acquisition Hotels represented an additional $135.9 million of room revenue, which was partially offset by a $11.9 million, or 6.2%, decrease in room revenue for the balance of our portfolio. The decline in room revenue was primarily attributable to reduction in travel caused by terrorism concerns and the war in Iraq and renovation disruption at some of our hotels. We, as well as the industry in general, continued to have difficulty maintaining average daily rates in 2003. The diminished ability to achieve increases in room rates at the hotels during 2003 compared to 2002 was caused by several factors, including soft economic conditions, increased supply, a shorter booking cycle for group business and the impact of the electronic distribution channels available via the Internet. Securing new group business continued to be a challenge throughout 2003 as companies that typically utilize upper upscale and upscale hotels remained focused on reducing costs and shopped for the most favorable room rates and concessions.

Food and beverage revenue. The net increase of $59.5 million in food and beverage revenue from the Pre-IPO Acquisition Hotels was offset by a decrease of $9.1 million, or 19.1%, from the balance of our hotel portfolio. The major factors contributing to the offsetting decline were the substantial decline in banquet revenue as a result of a decrease in group demand and a decrease in the demand for the ancillary services provided during banquet and catering events.

Other operating revenue. The Pre-IPO Acquisition Hotels accounted for $10.0 million of the increase in other operating revenue. The remaining increase is attributable to a number of factors, including the newly-installed Starbucks coffee retail outlets at three of our hotels, an increase in revenues at Buy Efficient, L.L.C. from both increased existing customer usage and additions of new third-party hotel contracts, and the acquisition of the Salt Lake City laundry business. However, consistent with trends in the lodging industry, the increases were partially offset by declines in our telephone revenue due to increased use of cellular telephones rather than in-room telephones and the trend towards providing complimentary Internet access.

Management and other fees from affiliates. The increase of $0.5 million in management and other fees from affiliates is primarily attributable to the receipt of a one-time disposition fee from the sale of one hotel by one of our affiliates.

Hotel operating expenses. The Pre-IPO Acquisition Hotels accounted for $142.2 million of the increase in our hotel operating expenses, which was partially offset by a $1.1 million, or 0.7%, decrease in the balance of our portfolio representing realized expense savings at those hotels.

General and administrative expense. General and administrative expense increased primarily as a result of the addition of personnel relating to the Pre-IPO Acquisition Hotels.

Depreciation and amortization expense. Depreciation and amortization expense increased primarily as a result of the Pre-IPO Acquisition Hotels, as well as the increase in the depreciable asset base from their respective renovation programs during 2003.

Interest and other income. Our interest and other income was higher in 2002 than 2003 as a result of the forgiveness of $0.7 million of accrued franchise fees by one of our franchisors related to the final settlement and termination of a contract.

Interest expense. Interest expense increased as a result of the debt incurred to finance the acquisition of the Pre-IPO Acquisition Hotels. Partly offsetting the increases in interest expense were reductions in the interest rate as a result of continued reductions in the LIBOR index, the base rate for all of our floating rate debt.

Our total notes payable, including current portion, was $917.7 million at December 31, 2003 and $942.4 million at December 31, 2002. The weighted average interest rates per annum were 5.4% and 4.7%, respectively. At December 31, 2003, 10.6% of the amount outstanding under our notes payable was fixed and 89.4% of the amount outstanding under our notes payable was floating.

Impairment loss. Impairment loss in 2002 consists entirely of goodwill impairment loss of $6.8 million. Impairment loss in 2003 represents impairment loss at three hotels totaling $9.3 million and a goodwill impairment loss of $2.1 million. The hotel impairment losses in 2002 and 2003 relate to our determination that the carrying values of the hotels were no longer recoverable based on estimated future cash flows to be generated. The fair values of the hotels were determined using factors such as net operating cash flows, terminal capitalization rates and replacement costs. The goodwill impairment loss in 2002 relates to allocated goodwill amounts for nine hotels and in 2003 relates to allocated goodwill amounts for five hotels, and was determined based on the estimated fair value of the hotels.

Benefit from (provision for) income taxes. As limited liability companies, the Contributing Entities were pass-through entities and not liable for Federal and certain state income taxes, which were the responsibility of their respective members. However, some of our predecessor companies were corporations that were liable for taxes on their earnings. The decrease in the 2003 tax benefit was primarily attributable to changes in our valuation allowance associated with the current and future use of our net operating loss carryforwards.

Benefit from (provision for) income taxes applicable to continuing operations is as follows (in thousands):

	2003	2002
Benefit from (provision for) income taxes for continuing operations:
Current	$(329)	$(718)
Deferred	3,205	5,425

Benefit from income taxes for continuing operations	$2,876	$4,707

Income (loss) from discontinued operations. As described under “—Acquisition, Sale and Major Redevelopment Activity—Sale of Hotels,” we sold one hotel in 2002 and seven hotels in 2003. Consistent with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reclassified the results of operations for these hotels as discontinued operations. Loss from discontinued operations decreased in 2003 primarily as a result of a net gain on sale of $15.1 million, primarily offset by an increase in impairment loss of $7.1 million.

Liquidity and Capital Resources

Historical. During the periods presented, our historical sources of cash included our operating activities, working capital, long-term notes payable, bank credit facilities, contributions by our predecessor companies and net proceeds of our initial public offering and preferred stock offering. Our primary uses for cash were for the acquisitions of hotels, capital expenditures for hotels, operating expenses, distributions to our predecessor companies, repayment of notes payable and dividends.

Operating activities. Net cash provided by operating activities was $16.2 million for the three months ended March 31, 2005 compared to $9.3 million for the three months ended March 31, 2004. This increase was primarily due to changes in our operating assets and liabilities as well as improved profitability during the three months ended March 31, 2005. Net cash provided by operating activities was $41.6 million for 2004 compared to $60.0 million for 2003. This decrease was primarily caused by the one-time costs associated with our initial public offering. Net cash provided by operating activities increased $33.3 million from $26.7 million in 2002 primarily as a result of the additional hotels we acquired in December 2002.

Investing activities. Our cash provided by or used in investment activities fluctuates primarily based on our acquisitions, sales and renovations of hotels. Net cash used in investing activities for renovations in our hotels was $13.7 million in the three months ended March 31, 2005 compared to $18.4 million in the three months ended March 31, 2004. Net cash used in investing activities was $45.8 million in 2004 compared to $18.4 million provided in 2003. Net cash provided by investing activities was $18.4 million for 2003 compared to $541.4 million cash used in investing activities for 2002. The change to net cash provided by investing activities in 2003 from net cash used in investing activities in 2002 resulted from the acquisition of fewer hotels and the sale of more hotels in 2003 than in 2002. These and other significant investing activities during the periods discussed are summarized below.

•	In 2004, we developed and acquired two hotels (an aggregate of 276 rooms) for $49.6 million and sold seven hotels (an aggregate of 1,603 rooms) for net proceeds of $58.4 million. We invested $54.5 million in our hotels, including the major redevelopment and renovation of certain of our hotels.

•	In 2003, we acquired two hotels (an aggregate of 475 rooms) for $41.9 million and sold seven hotels (an aggregate of 1,249 rooms) for net proceeds of $119.3 million. In addition, we invested $59.0 million in our hotels, including the major redevelopment and renovation of certain of our hotels.

•	In 2002, we acquired 15 hotels (an aggregate of 4,980 rooms) for $526.5 million and sold one hotel (an aggregate of 129 rooms) for net proceeds of $6.2 million. In addition, we invested $21.2 million in our hotels, including the major redevelopment and renovation of certain of our hotels.

Financing activities. Net cash provided by financing activities was $61.4 million for the three months ended March 31, 2005 compared to $5.8 million for the three months ended March 31, 2004. Net cash provided by financing activities for the three months ended March 31, 2005 consisted primarily of net proceeds from our preferred stock offering in March 2005 of $117.5 million, which was partially offset by $11.0 million of dividends and distributions to our stockholders and holders of membership units and $45.0 million of principal payments on notes payable. Net cash provided by financing activities for the three months ended March 31, 2004 consisted primarily of proceeds from notes payable of $1.3 million and contributions from our predecessor companies of $7.5 million, which was partially offset by $300,000 of distributions to our predecessor companies and $2.7 million of principal payments on notes payable. Net cash used in financing activities was $15.8 million in 2004, which consisted primarily of $9.4 million of distributions to our predecessor companies, $246.5 million to purchase membership units from our predecessor companies’ members and minority interest, $620.2 million of principal payments on notes payable, $6.5 million payment of loan financing costs, which was partly offset by the proceeds from notes payable of $457.3 million, contributions from our predecessor companies of $25.3 million and our initial public offering, including the exercise of the over-allotment option of $384.1 million, net of related costs. Net cash used in financing activities was $80.5 million in 2003, which consisted primarily of $72.0 million of distributions to our predecessor companies, $508.7 million of principal payments on notes payable, $9.1 million payment of loan financing costs, which was partly offset by the proceeds from notes payable of $483.9 million and contributions from our predecessor companies of $26.0 million, compared to net cash provided by financing activities of $530.7 million for 2002, which consisted primarily of equity invested by one of our predecessor companies of $135.1 million along with borrowings of $471.4 million, primarily to complete the acquisition of the Pre-IPO Acquisition Hotels, partly offset by $44.4 million of principal payments of notes payable, $6.5 million payment of loan financing costs, $1.2 million payment on interest rate caps and $23.6 million of distributions to our predecessor companies.

Contributions. We received contributions from our predecessor companies of $135.1 million in 2002, $26.0 million in 2003 and $25.3 million in 2004. These contributions were used to fund the equity portion of our acquisitions.

Cash distributions. We made cash distributions to our predecessor companies of $23.6 million in 2002, $72.0 million in 2003 and $9.4 million in 2004.

Initial Public Offering. On October 26 and November 23, 2004, we completed our initial public offering and related transactions and used the net proceeds as follows (dollars in millions):

Sources:
Proceeds from the initial public offering	$412.5
Proceeds from the sale of common stock to Robert A. Alter	3.3
Proceeds from term loan facility	75.0
Draw on line of credit	10.0
Cash on hand	11.9

$512.7

Uses:
Repayment of notes payable	$210.1
Acquisition of membership units in Sunstone Hotel Partnership held by the Contributing Entities	246.5
Underwriting fees	24.7
Franchise transfer costs	1.3
Debt prepayment penalties	6.8
Other costs associated with the initial public offering	10.9
Costs associated with new debt facilities	6.1
Purchase of ground lessor’s interest in ground lease relating to the Embassy Suites Hotel, Chicago, Illinois	6.3

$512.7

Future. We expect our primary uses for cash to be for the acquisitions of hotels, capital expenditures for hotels, operating expenses and distributions to holders of our common stock, preferred stock and membership units of our operating partnership. We also expect our primary sources of cash will continue to come from the operations of our hotels and our working capital. In addition, we have a $150.0 million senior secured revolving credit facility.

We believe that our capital structure, including our $150.0 million revolving credit facility and cash flow from operations, will provide us with sufficient liquidity to meet our current operating expenses and other expenses directly associated with our business and properties. We have interest rate protection agreements covering all of our variable rate debt, which accounted for 48.4% of our total outstanding indebtedness at March 31, 2005. In April 2005, we closed ten individual non cross-collateralized fixed-rate mortgage loans totaling $276.0 million. The loans are each for a term of ten years from April 2005 and are fixed-rate instruments with interest rates of 5.34% per annum. Following the closing of these loans, approximately 87% of our outstanding debt is fixed-rate with a weighted average rate of 6.12% per annum. We believe this debt capital structure is appropriate for the operating characteristics of our business and provides for significant prepayment and refinancing flexibility.

In addition to the presently contemplated private placements to institutional accredited investors of 3,750,000 shares of common stock (the BIP offering) and 4,102,564 shares of series C preferred stock (the Security Capital offering), in the future we may also explore other financing alternatives, including our sale of equity and debt securities. Our ability to incur additional debt depends on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions imposed by existing lenders under our existing notes payable, including our revolving credit facility. Our ability to raise funds through the issuance of equity securities depends on, among other things, general market conditions for hotel companies and REITs and market perceptions about us. We will continue to analyze which source of capital is most advantageous to us at any particular point in time. However, capital from the capital markets may not be available to us when needed on favorable terms or at all.

Contractual Obligations

The following table summarizes our payment obligations and commitments as of March 31, 2005:

	Payment due by period
Contractual obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Notes payable	$667,693	$215,073	$54,006	$80,731	$317,883
Operating lease obligations	179,079	2,734	5,191	5,191	165,963
Construction commitments	5,963	5,963	—	—	—
Franchise obligations	5,350	300	600	600	3,850
Employment obligations	4,744	1,275	2,321	1,148	—

Total	$862,829	$225,345	$62,118	$87,670	$487,696

Capital Expenditures and Reserve Funds

Subject to scheduled or active renovation programs, we believe we maintain each of our hotels in good repair and condition and in conformity with applicable franchise agreements, ground leases, laws and regulations. Our capital expenditures primarily relate to the ongoing maintenance of our hotels and are budgeted in the reserve accounts described in the following paragraph. We also incur capital expenditures following the acquisition of hotels for renovation and development. Our capital expenditures for 2005 are expected to be approximately $65.0 million to $75.0 million. This renovation budget includes our $6.0 million of contractual construction commitments. All of these amounts are expected to be funded out of our cash and reserve accounts. Our capital expenditures could increase if we determine to acquire, renovate or develop additional hotels in the future. Our capital expenditures also fluctuate from year to year, since we are not required to spend the entire amount in the reserve accounts each year.

With respect to our hotels that are operated under franchise agreements with major national hotel brands and for all of our hotels subject to a first mortgage lien, we are obligated to maintain a furniture, fixture and equipment, or FF&E, reserve account for future planned and emergency-related capital expenditures at these hotels. The amount funded into each of these reserve accounts is determined pursuant to the management, franchise and loan agreements for each of the respective hotels, ranging between 4.0% and 5.0% of the respective hotel’s total annual revenue. For example, in the case of the Residence Inn by Marriott, Rochester, Minnesota, opened in June 2004, the loan agreement requires an increase in the reserve percentage from 0.0% to 4.0% of the gross revenue between the first operating year and the beginning of the third operating year, respectively. As of March 31, 2005, $8.7 million was available in restricted cash reserves for future capital expenditures at our hotels. According to the respective loan agreements, the reserve funds are to be held by the respective lenders in a restricted cash account.

Derivative Financial Instruments

We use derivative financial instruments, primarily interest rate caps, to manage our exposure to the interest rate risks related to the following variable rate debt. Following the repayment of some of our floating rate debt with the net proceeds from our initial public offering, we own interest rate caps having aggregate notional amounts well in excess of our floating rate debt. At March 31, 2005, our interest rate caps consisted of the following:

As of March 31, 2004 Notional Amount	LIBOR Rate at which Exposure is Capped	Interest Rate Cap Maturity
(in millions)
$359.5	5.90%	9/1/2005
224.5	6.75%(1)	1/3/2006
54.5	6.50%	1/3/2006
60.0	4.50%	10/11/2005
18.2	4.50%	10/11/2005
38.0	6.30%	11/11/2005
6.3	4.50%	5/22/2006

$761.0

(1)	Reflects the weighted average of the seven individual mortgages in a single facility, each with specific notional amounts and LIBOR cap agreements.

The net settlements, if any, paid or received under these interest rate cap agreements are accrued consistent with the terms of the agreements and are recognized in interest expense over the term of the related debt. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. We generally use outside consultants to determine the fair values of our derivative instruments. Such methods generally incorporate market conventions and techniques such as discounted cash flow analysis and option pricing models to determine fair value. We believe these methods of estimating fair value result in general approximation of value, and such value may or may not actually be realized. For the three months ended March 31, 2005, our mark to market adjustments of these contracts resulted in a net gain of $1,000.

Off-Balance Sheet Arrangements

At March 31, 2005, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated and combined financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities.

We evaluate our estimates on an ongoing basis. We base our estimates on historical experience, information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our combined financial statements.

•

Impairment of long-lived assets. We periodically review each property for possible impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. In this analysis of fair value, we use discounted cash flow analysis to estimate the fair value of our properties taking into account each property’s expected cash flow from operations, holding period and net proceeds from the disposition of the property. The factors we addressed in determining estimated net proceeds from dispositions include anticipated operating cash flow in the year of disposition, terminal capitalization rate and selling price per room. Our judgment is required in determining the discount rate applied to estimated cash flows, the growth rate of the properties, the need for capital expenditures, as well as specific market and economic conditions. Additionally, the classification of these assets as held-for-sale requires the recording of these assets at our estimate of their fair value less estimated selling costs which can affect the amount of impairment recorded.

•	Depreciation and amortization expense. Depreciation expense is based on the estimated useful life of our assets. The life of the assets are based on a number of assumptions made by us, including the cost and timing of capital expenditures to maintain and refurbish our hotels, as well as specific market and economic conditions. Hotel properties and other completed real estate investments are depreciated using the straight-line method over estimated useful lives ranging from five to 35 years for buildings and improvements and three to 12 years for furniture, fixtures and equipment. While our management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of our hotels. We have not changed the estimated useful lives of any of our assets during the periods discussed.

•	Derivative instruments and hedging activities. Derivative instruments and hedging activities require us to make judgments on the nature of our derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported as a component of interest expense in the consolidated and combined statements of operations or as a component of equity on the consolidated and combined balance sheets. While we believe our judgments are reasonable, a change in a derivative’s fair value or effectiveness as a hedge could affect expenses, net income and equity. None of our derivatives held during the periods presented qualified for effective hedge accounting treatment.

•	Accrual of self-insured obligations. We are self-insured up to certain amounts with respect to employee medical, employee dental, general liability insurance, personal injury claims, workers’ compensation, automobile liability and other coverages. We establish reserves for our estimates of the loss that we will ultimately incur on reported claims as well as estimates for claims that have been incurred but not yet reported. Our reserves, which are reflected in Due to Management Company, accrued payroll and employee benefits and other liabilities in our consolidated and combined balance sheets, are based on actuarial valuations and our history of claims. Our actuaries incorporate historical loss experience and judgments about the present and expected levels of costs per claim. Trends in actual experience are an important factor in the determination of these estimates. We believe that our estimated reserves for such claims are adequate, however, actual experience in claim frequency and amount could materially differ from our estimates and harm our results of operations, cash flow, liquidity and financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Some of our outstanding debt has a variable interest rate. As described in “—Derivative Financial Instruments” above, we use some derivative financial instruments, primarily interest rate caps, to manage our exposure to interest rate risks related to our floating rate debt. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. As of March 31, 2005, our total outstanding debt was approximately $667.7 million, of which approximately $323.2 million, or 48.4%, was variable rate debt. If market rates of interest on our variable rate debt decrease by 1.0% or approximately 100 basis points, the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $3.2 million annually. On the other hand, if market rates of interest on our variable debt increase by 1.0% or approximately 100 basis points, the increase in interest expense on our variable debt would decrease future earnings and cash flows by approximately $3.2 million annually.

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of a reduced level of overall economic activity. If overall economic activity is significantly reduced, we may take actions to further mitigate our exposure. However, because we cannot determine the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Seasonality

The lodging business is seasonal in nature, and we experience some seasonality in our business as indicated in the table below. Revenue for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Quarterly revenue also may be adversely affected by events beyond our control, such as extreme weather conditions, terrorist attacks or alerts, medical conditions such as SARS, airline strikes, economic factors and other considerations affecting travel. Our revenues by quarter during 2004 and 2005 were as follows (dollars in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues
2004	$112,971	$123,583	$132,174	$122,561
2005	116,557

New Accounting Standards and Accounting Changes

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payment. SFAS 123(R) requires all share-based payments to employees, including grants of common stock, to be recognized in the financial statements based on their fair values. We have adopted the provisions of SFAS 123(R).

OUR BUSINESS

Our Company

We are a hospitality company that owns primarily upper upscale and upscale hotels in the United States. Our hotels are operated under leading brand names franchised or licensed from others, such as Marriott, Hilton, InterContinental, Hyatt, Starwood and Wyndham. We currently own 52 hotels, comprising 12,713 rooms, located in 16 states in the United States. Giving effect to the completion of the acquisitions we have announced and described under “Summary—Recent Developments,” we will own 60 hotels with an aggregate of 16,686 rooms in 19 states. We are a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended.

Competitive Strengths

We believe the following competitive strengths distinguish us from other owners of lodging properties:

•	Positioned to Capitalize on Industry Recovery.

Significant Recent Investments. From January 1, 2003 through March 31, 2005, we have invested $138.0 million in capital renovations throughout our portfolio which we believe will improve the competitiveness of our hotels and better position us to capitalize on a lodging industry recovery.

Luxury, Upper Upscale and Upscale Concentration. After giving effect to the completion of the proposed acquisitions we have announced and described under “Summary—Recent Developments,” our portfolio will include 49 luxury, upper upscale and upscale hotels, which generated 93.1% of our 2004 hotel revenues (on a pro forma basis to reflect the formation and structuring transactions consummated at the time of our initial public offering). Based on historical trends, we believe these hotel chain scale segments outperform the overall lodging industry during periods of economic recovery. For example, during the economic recovery from 1992 to 1997, average upper upscale RevPAR growth was 6.5%, average upscale RevPAR growth was 5.8% and average RevPAR growth for the overall lodging industry was 4.7%.

Nationally-Recognized Brands. We operate substantially all of our hotels under nationally-recognized brands, including Marriott, Hilton, Hyatt and Fairmont. We believe we will continue to benefit from our association with these brands as a result of their national advertising, guest loyalty programs and central reservations systems.

Presence in Markets with High Barriers to Entry. We believe that our hotels are located in desirable urban and suburban markets with major demand generators and significant barriers to entry for new supply. For example, we have a strong regional presence in the western United States, particularly in California, where our hotels generated 27.7% of our 2004 revenues (on a pro forma basis to reflect the formation and structuring transactions consummated at the time of our initial public offering and for the acquisitions described in “Summary—Recent Developments”).

•	Proven Acquisition and Disposition Capabilities. Since the beginning of 2002, we have been one of the more active buyers and sellers of hotels in the United States. From January 1, 2002 through March 31, 2005, we acquired 19 hotels with 5,731 rooms for an aggregate purchase price of $618.0 million. As described in “Summary—Recent Developments,” we have agreed to acquire an additional eight hotels, representing 3,973 rooms for an aggregate purchase price of $516.3 million. In addition, during this period, we sold 15 hotels with 2,981 rooms for net sales proceeds of $183.8 million. As described in “Summary—Recent Developments,” we have sold two hotels with 470 rooms for gross sale proceeds of $26.1 million. We incurred losses, including impairment charges, on several of the hotels sold. We believe that our significant acquisition and disposition experience will allow us to continue to redeploy capital from slower growth to higher growth hotels.

•	Strategic Relationship with the Management Company. We believe that our agreements with Interstate Hotels & Resorts, Inc., the Management Company, align its interests with ours by, among other things, having the flexibility to terminate agreements, providing for incentive fees and requiring our written consent for any material changes to budgets, key personnel and critical operating systems. We believe that our experience as an owner-operator and our historical working relationship with, and physical proximity to, the employees of the Management Company allow us to work effectively with the Management Company to maximize the operating performance of our hotels.

•	Experienced Management Team. We have a seasoned senior management team with an average of 17 years of experience in real estate, lodging or finance.

•	Flexible Capital Structure. We are well capitalized, and as of March 31, 2005, we had a debt to total market capitalization ratio of approximately 41.2%, which would decrease to 39.6% adjusted for this offering, in each case based on our closing stock price on May 18, 2005.

Business and Growth Strategy

Our principal business objectives are to generate attractive returns on our invested capital and long-term growth in cash flow in order to maximize total returns to our stockholders. Our focus is to own luxury, upper upscale and upscale hotels located in urban and suburban markets with major demand generators and significant barriers to entry. Our strategies for achieving our business objectives include the following key elements:

•	active asset management;

•	selective hotel acquisition and development;

•	opportunistic hotel redevelopment, renovation and expansion;

•	franchise rebranding;

•	capital redeployment; and

•	innovative management practices.

Active Asset Management. We have historically self-managed most of our hotels. As a result, we believe our employees have developed significant expertise in the management of our hotels. Since our initial public offering in October 2004, the operations of our hotels have been managed by third parties, including Interstate, which manages 47 of our 52 hotels. The employees that managed the 47 hotels prior to the initial public offering all became employees of Interstate at the time of the initial public offering. To seek to optimize the cash flow from, and profitability of, our hotels, we structured our agreements with the Management Company to align its interests with ours and to maintain, to the greatest extent practicable, the hotel management practices we employed prior to electing REIT status. Our management agreements allow us to closely monitor the performance of the hotels and terminate each agreement in case of underperformance. In addition, the Management Company is not able to alter operating procedures or systems or make changes to personnel deemed integral to the operation of each of the managed hotels without our written consent.

Selective Hotel Acquisition and Development. We create value by acquiring premium-branded hotels, or hotels that have the attributes to facilitate their conversion to premium brands, that we believe have been undermanaged or undercapitalized, that are located in growth markets or offer expansion and renovation opportunities. Furthermore, our acquisition initiatives focus on hotels where our aggregate investment, including the costs of acquisition, rebranding and renovation, is below replacement cost. We continually evaluate the acquisition of individual hotels and portfolios of hotels, however, our ability and desire to close the transactions are often subject to various contingencies beyond our control.

Opportunistic Hotel Redevelopment, Renovation and Expansion. We have made significant investments in our hotels, which we believe improved, and will continue to improve, the competitiveness of our hotels. Additionally, for those hotels whose franchise affiliation we do not intend to change, we typically make renovations after acquisition to satisfy the existing franchisor’s property improvement plan, or PIP, and, more importantly, to attain a higher level of guest satisfaction and, as a result, increase market share and revenue. We also perform routine maintenance at all of our hotels to maintain their competitiveness. In some cases, we may expand the number of rooms at a hotel where we believe we can achieve a favorable return on the cost of such expansion, and where we believe supply, demand and other market conditions justify such expansion. In addition to the increases in revenues from the improvements in redevelopments and renovations, we have also generated additional revenues through active asset management and capitalizing on opportunities available from either existing unused space or facilities within our existing hotels, including Starbucks coffee retail outlets and guest parking installations.

Franchise Rebranding. We rebrand our hotels to increase market share, enhance property level cash flow, and generate attractive returns on invested capital.

Capital Redeployment. We sell hotels on an opportunistic basis to redeploy our capital to acquire or redevelop other hotels with greater cash flow growth potential. For example, we sell hotels in circumstances where:

•	we can realize attractive pricing;

•	demand in the market in which the hotel is located is declining or static;

•	competition in the market requires substantial capital investment into a hotel that will not generate adequate returns; or

•	the hotel was acquired as a part of a portfolio and is not consistent with our business strategy.

Innovative Management Practices. We pursue innovative asset management practices to grow revenue, expand operating margins and achieve economies of scale. In addition, we share market intelligence and best management practices across our portfolio. We founded and own Buy Efficient, L.L.C., an electronic purchasing platform accessed via the Internet and currently used by both our hotels and 440 third-party member hotels to purchase supplies and equipment as a consortium, consolidate purchasing power, and negotiate volume purchase discounts and rebates for our members. Buy Efficient, L.L.C. also provides its members, including the Management Company and other third party management companies, with a managerial tool that allows managers to control inventory levels, set vendor and product specifications, streamline the accounting and invoice payment process and improve operational consistency. After paying an initial installation fee of $2,500, members enter into one-year contracts with Buy Efficient, L.L.C. and pay monthly fees equal to the greater of 1.75% of their monthly purchases or $149. Members place purchase orders for supplies on the website maintained by Buy Efficient, L.L.C., and the supplies are delivered directly by the supplier to the customer. Members are not required to use Buy Efficient, L.L.C. for their purchases.

Hotel Properties

The following table sets forth additional summary information with respect to our hotel portfolio, as well as the eight hotels we have agreed to acquire as a part of the Acquisitions and Financing Transactions, as described in “Summary—Recent Developments”:

Hotel	Metropolitan Statistical Area (City)	State	Chain Scale Segment(1)	Service Category	Rooms	Year Acquired/ Developed	Year Opened/ Redeveloped	Year Last Renovated
Marriott	Houston	Texas	Upper Upscale	Full Service	391	2002	1981	2004
Marriott(2)	Napa	California	Upper Upscale	Full Service	272	1998	1979	2001
Marriott	Ogden	Utah	Upper Upscale	Full Service	292	1997	1982	1999
Marriott	Riverside (Ontario)	California	Upper Upscale	Full Service	299	2003	1986	2004
Marriott	Salt Lake City (Park City)	Utah	Upper Upscale	Full Service	199	1997	1985	2000
Marriott	Philadelphia	Pennsylvania	Upper Upscale	Full Service	286	2002	1991	2004
Marriott	Portland	Oregon	Upper Upscale	Full Service	249	2000	1999	N/A

Hotel	Metropolitan Statistical Area (City)	State	Chain Scale Segment(1)	Service Category	Rooms	Year Acquired/ Developed	Year Opened/ Redeveloped	Year Last Renovated
Marriott(3)	Provo	Utah	Upper Upscale	Full Service	330	1997	1982	1999
Marriott(4)	Pueblo	Colorado	Upper Upscale	Full Service	164	1998	1998	N/A
Marriott	Riverside	California	Upper Upscale	Full Service	286	2000	1987	2002
Marriott	Rochester	Minnesota	Upper Upscale	Full Service	203	1997	1991	2003
Marriott(4)	Salt Lake City	Utah	Upper Upscale	Full Service	218	1997	1987	1999
Marriott	Detroit (Troy)	Michigan	Upper Upscale	Full Service	350	2002	1990	2004
Marriott	Washington D.C. (Tysons Corner)	Virginia	Upper Upscale	Full Service	390	2002	1981	2004
Courtyard by Marriott	Fresno	California	Upscale	Full Service	116	1995	1989	2003
Courtyard by Marriott(4)	Los Angeles	California	Upscale	Full Service	179	1997	1996	2001
Courtyard by Marriott	Seattle (Lynnwood)	Washington	Upscale	Full Service	164	1999	1999	N/A
Courtyard by Marriott	Oxnard	California	Upscale	Full Service	167	1996	1987	2004
Courtyard by Marriott	Riverside	California	Upscale	Full Service	163	1996	1988	1998
Courtyard by Marriott	San Diego (Old Town)	California	Upscale	Full Service	176	1997	1986	2004
Courtyard by Marriott	Santa Fe	New Mexico	Upscale	Full Service	213	1995	1985	2001
Residence Inn by Marriott	Los Angeles (Manhattan Beach)	California	Upscale	Extended Stay	176	2003	1986	2004
Residence Inn by Marriott(4)	Oxnard	California	Upscale	Extended Stay	252	1996	1987	2004
Residence Inn by Marriott	Rochester	Minnesota	Upscale	Extended Stay	80	2004	2004	N/A
Residence Inn by Marriott	Sacramento	California	Upscale	Extended Stay	126	1997	1992	2004
Hilton	San Diego (Del Mar)	California	Upper Upscale	Full Service	257	2002	1989	2003
Hilton	New York (Huntington)	New York	Upper Upscale	Full Service	302	2002	1988	2003
Doubletree	Minneapolis	Minnesota	Upscale	Full Service	230	2002	1986	2003
Embassy Suites Hotel	Chicago	Illinois	Upper Upscale	Extended Stay	365	2002	1991	2004
Hilton Garden Inn	Portland (Lake Oswego)	Oregon	Upscale	Full Service	181	2000	2000	N/A
Holiday Inn	Boise	Idaho	Midscale with F/B	Full Service	265	2000	1967	2003
Holiday Inn	Craig	Colorado	Midscale with F/B	Full Service	152	1995	1981	1998
Holiday Inn	Los Angeles (Hollywood)	California	Midscale with F/B	Full Service	160	2000	1983	2000
Holiday Inn	Price	Utah	Midscale with F/B	Full Service	151	1996	1983	1997
Holiday Inn	Provo	Utah	Midscale with F/B	Full Service	78	1995	1968	2001
Holiday Inn	Rochester	Minnesota	Midscale with F/B	Full Service	170	1997	1969	1999
Holiday Inn	San Diego (Harborview)	California	Midscale with F/B	Full Service	220	1997	1968	2002
Holiday Inn(4)	San Diego (Stadium)	California	Midscale with F/B	Full Service	175	1997	1991	2001
Holiday Inn Select	Seattle (Renton)	Washington	Midscale with F/B	Full Service	226	1996	1968	2002
Crowne Plaza	Grand Rapids	Michigan	Upscale	Full Service	320	2002	1980	2004
Crowne Plaza	Richmond (Williamsburg)	Virginia	Upscale	Full Service	303	2002	1978	2003
Crowne Plaza(4)	New York (Englewood)	New Jersey	Upscale	Full Service	194	2002	1989	2004
Holiday Inn Express	San Diego (Old Town)	California	Midscale without F/B	Limited Service	125	1997	1986	2003
Hyatt Regency Suites	Atlanta (Marietta)	Georgia	Upper Upscale	Full Service	202	2000	1984	2003
Hyatt Regency(4)	Los Angeles (Newport Beach)	California	Upper Upscale	Full Service	403	2002	1963	2004
Hawthorn Suites	Seattle (Kent)	Washington	Upscale	Extended Stay	152	1997	1990	1999
Hawthorn Suites	Sacramento	California	Upscale	Extended Stay	272	1997	1988	1998
Sheraton	Salt Lake City	Utah	Upper Upscale	Full Service	362	1997	1975	2001
Wyndham	Houston	Texas	Upscale	Full Service	472	2002	1984	2003
Independent—Valley River Inn(5)	Eugene	Oregon	Upscale	Full Service	257	2002	1973	2003

Hotel	Metropolitan Statistical Area (City)	State	Chain Scale Segment(1)	Service Category	Rooms	Year Acquired/ Developed	Year Opened/ Redeveloped	Year Last Renovated
Independent—The Kahler Grand	Rochester	Minnesota	Upscale	Full Service	707	1997	1927, Various	2003
Independent—Economy Inn and Suites	Rochester	Minnesota	Midscale with F/B	Extended Stay	271	1997	Various	2002
Sheraton Cerritos(4)	Los Angeles (Cerritos)	California	Upper Upscale	Full Service	203	2005	1989	2003
Sutton Place/Fairmont Newport Beach(4)	Los Angeles (Newport Beach)	California	Luxury	Full Service	444	2005	1983	2005
Renaissance Washington D.C.	Washington D.C.	District of Columbia	Upper Upscale	Full Service	807	2005	1992	2004
Renaissance Orlando Resort at Sea World(4) (6)	Orlando	Florida	Upper Upscale	Full Service	780	2005	1984	2003
Renaissance Harborplace(7)	Baltimore	Maryland	Upper Upscale	Full Service	622	2005	1988	2003
Renaissance Concourse(4)	Atlanta	Georgia	Upper Upscale	Full Service	387	2005	1992	2003
Renaissance Long Beach	Los Angeles (Long Beach)	California	Upper Upscale	Full Service	373	2005	1986	2005
Renaissance Westchester	New York (White Plains)	New York	Upper Upscale	Full Service	357	2005	1977	2005

(1)	As defined by Smith Travel Research. “F/B” refers to food and beverage.
(2)	Includes an 8,000 square foot spa.
(3)	Includes a 28,000 square foot conference facility.
(4)	Subject to a ground lease.
(5)	Hotel parking lot is subject to a reciprocal easement agreement with a third party regarding the use of parking facilities owned by that third party.
(6)	85% ownership interest.
(7)	Subject to an air rights lease.

In addition to our hotel properties, we own a 88,000 square foot laundry facility in Rochester, Minnesota and lease a 65,000 square foot laundry facility in Salt Lake City, Utah. The facility in Rochester, Minnesota services our hotels in the area, as well as the Mayo Clinic. The facility in Salt Lake City, Utah services both our hotels in the area, as well as third party contracts. We also manage a 50,000 square foot third-party conference facility in Ogden, Utah for a third party. In addition, we own three undeveloped parcels of land, in Price, Utah; Craig, Colorado; and Rochester, Minnesota.

Geographic Diversity

We currently own a geographically diverse portfolio of hotels located in 16 states with a concentration of hotels in the western United States. The following table summarizes by region our portfolio and the eight hotels we have agreed to acquire as a part of the Acquisitions and Financing Transactions, as described under “Summary—Recent Developments,” and includes the percentage of our 2004 revenues for the 52 hotels we own (on a pro forma basis to reflect the formation and structuring transactions consummated at the time of our initial public offering) and the eight hotels we have agreed to acquire as part of the Acquisitions and Financing Transactions:

Region	Number of Hotels	Number of Rooms	Percentage of 2004 Pro Forma Revenues
California(1)	21	4,844	27.7%
Other West(2)	16	3,440	13.1
Midwest(3)	9	2,696	13.7
Middle Atlantic(4)	6	2,568	23.4
South(5)	5	2,062	15.2
Southwest(6)	3	1,076	6.9

Total	60	16,686	100.0%

(1)	All but four of these hotels are located in Southern California.
(2)	Includes Colorado, Idaho, Oregon, Utah and Washington.
(3)	Includes Illinois, Michigan and Minnesota.
(4)	Includes District of Columbia, Maryland, New Jersey, New York and Pennsylvania.
(5)	Includes Florida, Georgia and Virginia.
(6)	Includes New Mexico and Texas.

The following table presents our occupancy, average daily rate, or ADR, and RevPAR by geographic region for our hotels for 2002, 2003 and 2004. These statistics reflect the 52 hotels that we own and the eight hotels we have agreed to acquire as described in “Summary—Recent Developments” and may include periods prior to the time we acquired our interest in the hotels.

	2002			2003			2004
	Occupancy	ADR	RevPar	Occupancy	ADR	RevPAR	Occupancy	ADR	RevPAR
California	73.6%	$98.92	$72.81	74.0%	$100.46	$74.34	76.2%	$104.46	$79.60
Other West	65.4	84.93	55.54	63.7	78.55	50.04	66.8	79.35	53.01
Midwest	64.6	107.83	69.66	61.1	110.03	67.23	62.9	112.10	70.51
Middle Atlantic	68.5	150.92	103.38	69.4	146.79	101.87	72.9	154.09	112.33
South	68.0	120.09	81.66	65.4	116.23	76.01	69.7	120.81	84.21
Southwest	64.5	88.94	57.37	77.8	80.58	62.69	82.2	82.28	67.63

Weighted Average	68.4	107.64	73.63	68.3	105.25	71.89	71.2	108.81	77.47

Competition

The hotel industry is highly competitive. Our hotels compete with other hotels for guests in each market in which we operate. Competitive advantage is based on a number of factors, including location, convenience, brand affiliation, room rates, range of services and guest amenities or accommodations offered and quality of customer service. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated under brands in the upper upscale and upscale segments. Increased competition could harm our occupancy or revenues or may require us to provide additional amenities or make capital improvements that we otherwise would not have to make, which may reduce our profitability.

We believe that competition for the acquisition of hotels is highly fragmented. We face competition from institutional pension funds, private equity investors, other REITs and numerous local, regional and national owners, including franchisors, in each of our markets. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we can prudently manage. Competition generally may increase the bargaining power of property owners seeking to sell and reduce the number of suitable investment opportunities offered to us.

Franchise Agreements

All but three of our hotels are operated under franchise or franchise management agreements. We believe that the public’s perception of the quality associated with a brand name hotel is an important feature in its attractiveness to guests. Franchisors provide a variety of benefits to franchisees, including centralized reservation systems, national advertising, marketing programs and publicity designed to increase brand awareness, training of personnel and maintenance of operational quality at hotels across the brand system.

The franchise agreements generally specify management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which our subsidiary, as the franchisee, must comply. The franchise agreements obligate the subsidiary to comply with the franchisors’ standards and requirements with respect to training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by the subsidiary, display of signage and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas. The agreements for our Marriott, Courtyard by Marriott and Residence Inn by Marriott hotels require that we deposit 5.0% of the gross revenues of the hotels into a reserve fund for capital expenditures.

The franchise agreements also provide for termination at the franchisor’s option upon the occurrence of certain events, including failure to pay royalties and fees or to perform other obligations under the franchise license, bankruptcy and abandonment of the franchise or a change in control. The subsidiary that is the franchisee is responsible for making all payments under the franchise agreements to the franchisors.

Management Company

Interstate Hotels & Resorts, Inc., the Management Company, is the largest independent hotel management company in the United States not affiliated with a hotel brand, as measured by number of rooms under management. As of December 31, 2004, Interstate managed more than 300 properties, with more than 70,000 rooms in 41 states, the District of Columbia, Canada, Russia, and Portugal. Interstate’s portfolio of managed properties is diversified by brand, franchise and ownership. The portfolio of managed hotels includes more than 30 franchise and brand affiliations and more than 30 independent hotels. Interstate manages hospitality properties for several large, publicly-owned hotel companies, large institutional real estate investment companies, as well as owners of individual or multiple hotel properties. Interstate is a NYSE-listed public company.

Management Agreements

The Management Company manages and operates 47 of our 52 hotels pursuant to management agreements with the TRS Lessee or its subsidiaries. Our remaining five hotels are managed by Marriott or Hyatt under existing management agreements. The following is a general description of these agreements. In addition, we have agreed that the six Renaissance hotels we have agreed to acquire from Marriott will be managed pursuant to management agreements with Renaissance, that the Sutton Place Hotel we have agreed to acquire will be managed pursuant to a management agreement with Fairmont and that the Sheraton Cerritos we have agreed to acquire will be managed by the Management Company.

Management Company. These management agreements require us to pay to the Management Company, on a monthly basis, a management fee equal to: (1) for the period commencing on October 26, 2004 and ending on June 30, 2005, 1.75% of our gross revenues from the hotels, (2) for the period commencing on July 1, 2005 and ending on December 31, 2005, 1.85% of our gross revenues from the hotels and (3) for the period commencing on January 1, 2006 and thereafter, 2.1% of our gross revenues from the hotels. In addition, during the term of the management agreements and for one month thereafter, we must pay to the Management Company an accounting fee of $10 per room per month, subject to an annual increase based on a consumer price index. We are also required to pay to the Management Company, on an annual basis, an incentive fee of 10.0% of the excess of net operating income over a threshold, which will be increased each fiscal year by the greater of 3.0% or 1.5 times the actual percentage change in RevPAR for all of the hotels managed by the Management Company during the previous year. The incentive fee, however, will not exceed 1.5% of the total revenues for all the hotel managed by the Management Company for that fiscal year. The TRS Lessee must deliver to the Management Company a guarantee or guarantees of payment with respect to all fees payable to the Management Company.

The initial term of these management agreements is 20 years, and we have the right to renew each management agreement for up to two additional terms of five years each, absent a prior termination by either party. The operations of the hotels are overseen by a separate division of the Management Company located in the same building as our headquarters in San Clemente, California. Pursuant to the terms of the management agreements, without our prior written consent, the Management Company may not replace certain key personnel in operations, sales and marketing, accounting and finance and other agreed upon personnel. All of these key personnel were our employees immediately prior to our initial public offering. In addition, without our prior written consent, the Management Company is not able to alter certain operating procedures or systems deemed integral to the operation of each of the managed hotels.

We have agreed that the Sheraton Cerritos will be managed by the Management Company. This management agreement will require us to pay a $200,000 up front fee, plus, on a monthly basis, a management fee equal to 2.1% of our gross revenue from the hotel. We are also required to pay to the Management Company, on an annual basis, an incentive fee of 10.0% of the excess of net operating income over the net operating income as shown in the annual approved budget. The initial term of this agreement is 7 years. Thereafter, the management agreement will be renewed for two successive five year extensions unless either party elects to terminate the management agreement by giving not less than 90 days written notice to the other party. The remaining terms of this agreement are substantially similar to our other management agreements with the Management Company, as described above.

Hyatt. Our Hyatt hotels are operated under management agreements with Hyatt Corporation. The agreement with respect to the Hyatt Regency, Newport Beach, California hotel requires us to pay 3.5% of total revenue as a base management fee, with an additional 0.5% of total revenue based upon the hotel achieving specific operating thresholds, to Hyatt and expires in 2039. The management agreement with respect to the Hyatt, Marietta, Georgia hotel requires us to pay 4.0% of our total hotel revenue to Hyatt and expires in 2040. These management agreements include incentive fees ranging between 10.0% and 33.0% of our net profit at the hotel above the achievement of certain net profit thresholds. The management agreements with Hyatt may be terminated earlier than the contract term if certain events occur, including the failure of Hyatt to satisfy certain performance standards, a condemnation of, a casualty to, or force majeure event involving the hotel and upon a default by Hyatt or us that is not cured prior to the expiration of any applicable cure period.

Marriott. Three of our Marriott hotels are operated under management agreements with Marriott Hotel Services, Inc. or Marriott International, Inc. These management agreements require us to pay a base management fee between 2.3% and 3.0% of total hotel revenue to Marriott and expire between 2014 and 2020. Additionally, one of the management agreements requires an incentive fee of 20.0% of net cash flow and another management agreement requires an incentive fee of 20.0% of the excess of gross operating profit over a certain threshold. In the third instance, the management agreement requires us to pay specific percentages of both room revenue and food and beverage revenue. The management agreements with Marriott may be terminated earlier than the stated term if certain events occur, including the failure of Marriott to satisfy certain performance standards, a condemnation of, a casualty to, or force majeure event involving a hotel, the withdrawal or revocation of any license or permit required in connection with the operation of a hotel and upon a default by Marriott or us that is not cured prior to the expiration of any applicable cure periods. In the event of a sale of the Marriott, Troy, Michigan, Marriott has a right of first refusal to either purchase or lease the hotel or terminate the management agreement.

Renaissance. We have agreed that the six Renaissance Hotels that we agreed to acquire from Marriott International will be operated pursuant to management agreements with Renaissance Hotel Management Company, LLC. These agreements will require us to pay a base management fee of 3% of gross revenue and an incentive management fee of 20% of available cash flow after a preferred return is paid to us. These agreements will have terms of 20 years from inception and will be automatically renewed for three additional, consecutive 10 year periods unless Renaissance provides at least 300 days advanced notice to us or we terminate the agreement(s) based on Renaissance’s failure to meet specified performance standards.

Fairmont. We have agreed that the Sutton Place Hotel in Newport Beach, California, will be operated pursuant to a management agreement with Fairmont Hotels & Resorts (U.S.) Inc. This agreement will require us to pay a base management fee of 3% of total revenue and an incentive management fee of between 15% and 25% of the amount by which cash flow from operations exceeds thresholds specified in the management agreement, provided that the incentive management fee cannot exceed 4% of total revenue for any year. The management agreement will have an initial term of 10 years from the completion of the renovation, subject to an option in favor of Fairmont to extend the term for one additional, consecutive 20 year term.

The existing management agreements with Marriott and Hyatt, and the management agreements to be entered into with Renaissance and Fairmont, require the respective managers to furnish chain services that are generally made available to other hotels managed by that operator. Such services include: (1) the development and operation of computer systems and reservation services; (2) management and administrative services; (3) marketing and sale services; (4) human resources training services; and (5) such additional services as may from time to time be more efficiently performed on a national, regional or group level.

All of our management agreements typically have the terms described below:

Operational services. The managers of the Management Company, and such other managers of the other management companies with whom we have contracted, have exclusive authority to supervise, direct and control the day-to-day operation and management of the hotels, including establishing all room rates, processing reservations, procuring inventories, supplies and services, and preparing public relations, publicity and marketing plans for the hotels. The Management Company uses Buy Efficient, L.L.C. to enable the hotels it manages to participate in certain purchasing or other contracts.

Executive supervision and management services. The managers supervise all managerial and other employees for the hotels, review the operation and maintenance of the hotels, prepare reports, budgets and projections and provide other administrative and accounting support services for the hotels. In some cases, we maintain authority to approve any change in the general manager and other key employees at each hotel.

Working capital and fixed asset supplies. The management agreements typically require us to maintain property-level working capital for each hotel based on a monthly cash forecast and to fund the cost of fixed operating supplies such as linen and other similar items. We also are responsible for providing funds to meet the cash needs for the operations of the hotels if at any time funds available from hotel operations become insufficient to meet the financial requirements of the hotels. We are required to deposit sufficient working capital on an as-needed basis to pay all costs and expenses of maintaining, conducting and supervising the operation of the hotels and all of its facilities and any other amounts that are the Management Company’s responsibility under the management agreements. If we fail to provide sufficient funds, the Management Company is not required to provide services under the management agreements, including, among other things, employing and supervising on-site staff for the operation of the hotels, negotiating and entering into leases and providing services necessary for the day-to-day operation, management and supervision of the hotels.

Furniture, fixtures and equipment replacements. The management agreements generally provide that once each year, the managers must prepare a list of furniture, fixtures and equipment proposed to be acquired and certain routine repairs to be performed in the next year and an estimate of the necessary funds to do so, subject to our review or approval. Under the management agreements, we are required to provide to the managers all necessary furniture, fixtures and equipment for the operation of the hotels, including funding for any required furniture, fixtures and equipment replacements. For purposes of fulfilling our obligation to fund the furniture, fixtures and equipment replacements, a specified percentage of the gross revenues of the hotel is deposited by the manager in an escrow account held by the respective first-mortgage note holders. This percentage is 4.0% under our agreements with the Management Company, 5.0% under our agreement with Marriott for three of our hotels and 4.0% and 5.0% with Hyatt for the Marietta, Georgia and Newport Beach, California hotels, respectively. This percentage is 5% under the management agreements we have agreed to enter into with respect to the six Renaissance Hotels we have agreed to acquire. With respect to the management agreement we have agreed to enter into with Fairmont for the operation of Sutton Place, this percentage is initially 2% and increases up to 4% after the fourth year of the term.

Building alterations, improvements and renewals. The management agreements generally require the managers to prepare an annual estimate of the expenditures necessary for major repairs, alterations, improvements, renewals and replacements to the structural, mechanical, electrical, heating, ventilating, air conditioning, plumbing and vertical transportation elements of each hotel. In addition to the foregoing, the management agreements generally provide that the managers may propose such changes, alterations and improvements to the hotel as are required by reason of laws or regulations or, in the manager’s reasonable judgment, to keep the hotel in a safe, competitive and efficient operating condition.

Insurance. The management agreements typically require us to maintain and pay for: (1) insurance covering the building, (2) commercial general liability insurance, (3) worker’s compensation insurance, (4) fidelity insurance, (5) employee crime insurance, (6) business interruption insurance, (7) employment practices liability insurance, (8) flood insurance if the hotel is located in an area designated as “flood prone” and (9) other additional insurance, including earthquake insurance, as may be required.

Damage or destruction. The management agreements generally remain in full force and effect subsequent to damage by fire or other casualty. Some management agreements allow either party to terminate upon 30 days prior notice to the other party if (1) we elect to close the hotel as a result of such casualty (except on a temporary basis for repairs or restoration), or (2) we determine in good faith not to proceed with the restoration of the hotel.

Condemnation of a property. Most management agreements may be terminated on 30 days notice to the other party if (1) all or substantially all of the hotel is taken through condemnation or (2) less than all or substantially all of the hotel is taken, but, in the reasonable judgment of the party giving the termination notice, the hotel cannot be profitably operated in the manner the hotel is then being operated. The manager does not have any right to the award from the taking or condemning authority in any such proceeding. Upon a termination of the management agreements with the Management Company as a result of damage or destruction or condemnation of a hotel, we will generally not be required to pay a termination or similar fee. However, if we terminate a management agreement for these reasons prior to December 31, 2005, we must pay the Management Company an amount equal to up to 1.5 times the management fee for the first fiscal year of the management agreement.

Sale of the hotel. The existing management agreements with Marriott and Hyatt limit our ability to sell, lease or otherwise transfer the hotels unless the transferee is not a competitor of the managers and unless the transferee assumes the related management agreements and meets specified other conditions. Our management agreements with the Management Company are cancelable upon sale and in certain cases may require payment of a termination fee.

Service marks. During the terms of the respective management agreements with Marriott and Hyatt, the service mark, symbols and logos currently used by the managers may be used in the operation of the applicable hotels. Any right to use the service marks, logo and symbols and related trademarks of a manager at a hotel will terminate with respect to that hotel upon termination of the applicable management agreement with respect to such hotel.

Termination. The management agreements may be terminated as to one or more of the hotels earlier than the contract term if certain events occur, including: (1) upon a default on payment of an amount due or other material default by the manager or us that is not cured prior to the expiration of any applicable cure periods; (2) an assignment for the benefit of creditors by either party; and (3) either party’s instituting or consenting to any proceeding seeking relief under any federal or state bankruptcy or insolvency laws and which remains undismissed for a period of 60 days.

Additional Management Company termination rights. In addition, if, prior to December 31, 2006, we do not approve a necessary repair or alteration required to avoid innkeeper liability exposure, life safety system requirements or local, state and federal law after receiving a request from the Management Company, the

Management Company may terminate the management agreement, and we will be required to pay to the Management Company up to 1.5 times the management fee for the first fiscal year of the management agreement. In addition, we may terminate a management agreement, with or without cause, upon 30 days’ prior written notice so long as we have paid all amounts due the Management Company and a termination fee. The termination fee for the first fiscal year of the hotel will be equal to a multiplier of 2.5 times an amount equal to 2% of the total revenues of the hotel. For each fiscal year thereafter, the multiplier to determine the termination fee will decrease by 0.5. No termination fee is payable if we terminate the management agreement upon the occurrence of an event of default by the Management Company.

We also have the right to terminate the management agreement without the payment of a termination fee if (1) the hotel fails to achieve its incentive fee threshold and a 95% RevPAR penetration index relative to the hotel’s competitive set or (2) the Management Company acquires an equity interest in a hotel which is in our hotel’s competitive set; however, if we terminate the management agreement prior to December 31, 2005 for either of these reasons, we must pay to the Management Company the management fee budgeted for the first full fiscal year.

The management agreements with the Management Company, for the period commencing on October 26, 2004 and ending on December 31, 2005, allow us to terminate the management agreements for up to 1,000 rooms, referred to as the Base Rooms, upon the sale of such hotels to unaffiliated third parties. During this period, we also have the right to terminate additional rooms so long as we pay the applicable termination fee. Any Base Rooms not terminated during this period, referred to as the Year One Carry Over Rooms, may be carried over and terminated during the Second Year Termination Period defined below or at any time upon the same terms and conditions as if terminated during the First Year Termination Period.

For the period commencing on January 1, 2006 and ending on December 31, 2006, referred to as the Second Year Termination Period, we may terminate the management agreements for up to 300 rooms, referred to as the Year Two Base Rooms, plus any Year One Carry Over Rooms, upon the sale of such hotels to unaffiliated third parties. During this period, we shall have the right to terminate additional rooms so long as we pay the applicable termination fee. Any Year Two Base Rooms not terminated during the Second Year Termination Period and Year One Carry Over Rooms not terminated, referred to collectively as the Carry Over Rooms, may be terminated at any time on the same terms and conditions as if terminated during the Second Year Termination Period.

Commencing on January 1, 2007, we may terminate the management agreements for up to 300 rooms, referred to as the At Will Rooms. In addition, commencing on January 1 of each year thereafter, 300 of the Carry Over Rooms, if any, shall convert to At Will Rooms.

The above termination rights for Base Rooms, Year Two Base Rooms and At Will Rooms provide for no termination fee or similar compensation so long as all amounts due to the Management Company have been paid in full. The number of rooms for which we may terminate the management agreements under the provisions described above may not exceed an aggregate of 1,600 rooms during the term of the master agreement with the Management Company. The exercise of any termination rights by us must include 30 days prior written notice to the Management Company.

In addition, we may terminate an individual management agreement for a hotel property without the payment of any termination fee so long as all amounts due to the manager under the terminated management agreement have been paid in full and we execute new management agreement(s) with the manager relating to new hotel properties on terms and conditions substantially similar to the terms and conditions of the terminated management agreement.

Management Company indemnification obligations. Under the management agreements, the Management Company agreed to indemnify the TRS Lessee and its agents, principals, shareholders, partners, members,

officers, directors and employees from liabilities that may be incurred by or asserted against any of those persons that arise from (1) the willful misconduct or gross negligence of the hotel’s general manager, (2) the fraud, willful misconduct or negligence of the Management Company’s off-site employees, (3) the breach of the management agreements by the Management Company or (4) any action taken by the Management Company outside the scope of its authority under the management agreement. Except as provided above, the TRS Lessee agreed to indemnify the Management Company and its agents, principals, shareholders, partners, members, officers, directors and employees from liabilities that may be incurred by or asserted against any of those persons that arise from (1) the performance of the Management Company’s services under the management agreement, (2) any act or omission of the TRS Lessee, whether or not willful, tortious or negligent, or any third party or (3) any other occurrence related to the hotel (including, without limitation, environmental or life-safety matters) and/or the Management Company’s duties under the management agreement, whether arising before, during or after the term of the management agreements.

In connection with the sale to the Management Company of our corporate subsidiary that managed our hotels prior to our initial public offering, we agreed to indemnify the Management Company, its affiliates and their respective officers, directors, employees, agents and representatives from and against any and all losses and liabilities resulting from or related to the ownership of this subsidiary or its assets, liabilities and operations prior to the completion of the initial public offering. The Management Company agreed to indemnify us, our affiliates and our respective officers, directors, employees, agents and representatives for any of these liabilities incurred after the completion of the initial public offering.

Tax Status

We intend to elect to be taxed as a REIT under Sections 856 through 859 of the Code commencing with our taxable year ending December 31, 2004. If we qualify for taxation as a REIT, then under current Federal income tax laws we generally will not be taxed at the corporate level to the extent we distribute at least 90% of our net taxable income to our stockholders. However, even if we qualify for taxation as a REIT, we may be subject to certain Federal, state and local taxes on our income and property and to Federal income and excise tax on our undistributed income.

Taxable REIT Subsidiary

On January 1, 2001, the provisions of the REIT Modernization Act became effective. These provisions allow REITs, subject to certain limitations, to own, directly or indirectly, up to 100% of the stock of a taxable REIT subsidiary, or TRS, that may engage in businesses previously prohibited to a REIT. In particular, these provisions permit hotel REITs to own a TRS that leases hotels from the REIT, rather than requiring the lessee to be an unaffiliated third party. However, hotels leased to a TRS still must be managed by an unaffiliated third party. The TRS provisions are complex and impose several conditions on the use of TRSs, generally to assure that TRSs are subject to an appropriate level of Federal corporate taxation.

As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, including Sunstone Hotel TRS Lessee, Inc., the TRS Lessee. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A TRS may perform activities such as third party management, development and other independent business activities. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated.

We and the TRS Lessee must elect for the TRS Lessee to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

The rent that we receive from a TRS will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

We have formed the TRS Lessee as a wholly owned TRS. Each of our hotels is leased by our relevant property-owning subsidiary to the TRS Lessee or one of its subsidiaries. As described below, these leases provide for a base rent plus a percentage rent. These leases must contain economic terms which are similar to a lease between unrelated parties because the Code imposes a 100% excise tax on certain transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. We believe that all transactions between us and our TRS Lessee are conducted on an arm’s-length basis. Further, the TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation.

The TRS Lessee engages independent hotel operators to operate the related hotels on its behalf. Furthermore, we have represented, with respect to hotels that we lease to the TRS Lessee in the future, that the TRS Lessee will engage “eligible independent contractors” to manage and operate the hotels leased by the TRS Lessee. Our primary hotel operator, the Management Company, qualifies as an “eligible independent contractor.”

TRS Leases

To qualify as a REIT, neither we nor our operating partnership, Sunstone Hotel Partnership, nor any of our subsidiaries can operate our hotels. Accordingly, Sunstone Hotel Partnership or its subsidiaries, as lessors, leases our hotels to the TRS Lessee, as lessee, and the TRS Lessee then enters into hotel management agreements with third party management companies, including the Management Company. The TRS Lessee may enter into leases or agreements through its subsidiaries.

Term. The initial leases for each hotel have a term of five years from the completion of the initial public offering or subsequent acquisition, as applicable. The leases are terminable earlier than the stated term if certain events occur, including specified damages to the related hotel, a condemnation of the related hotel or the sale of the related hotel, or an event of default which is not cured within any applicable cure or grace period.

Amounts payable under leases. The leases provide for the TRS Lessee to pay in each calendar month the base rent plus, in each calendar month, percentage rent, if any. The percentage rent for each hotel equal the sum of:

•	a percentage of gross room revenue up to a specified threshold;

•	a percentage of gross room revenue in excess of the specified threshold;

•	a percentage of gross food and beverage revenue;

•	a percentage of any gross sublease revenue; and

•	a percentage of all other gross revenue, which include revenue from vending machines, honor bars, movie rentals, concessions and all other such services.

Improvements, maintenance and alterations. The TRS Lessee is responsible for all routine repair and maintenance of the hotels. The cost will be borne by us as part of the annual budget. The TRS Lessee, at its own expense, will generally be permitted to make additions, modifications or improvements to the hotels with our approval. Any such additions, modifications or improvements will be subject to the terms and provisions of the applicable leases and will become our property upon the termination of the related lease. The TRS Lessee will own substantially all personal property (other than inventory, linens and other nondepreciable personal property) not affixed to, or deemed a part of, the real estate or improvements on the initial hotels, unless ownership of such personal property would cause the rent under a lease not to qualify as “rents from real property” for REIT income test purposes.

Insurance and property taxes. We are responsible for paying real estate and personal property taxes with respect to our hotels. In addition, we may be responsible, without reimbursement from the TRS Lessee, for maintaining the types and amounts of insurance required by loan agreements with our lenders. The TRS Lessee is required to pay for all liability insurance on its respective leased hotels, fidelity bonds, comprehensive casualty insurance, workers’ compensation, vehicle liability and other insurance appropriate and customary for similar properties and naming us, where applicable, as an additional named insured.

Assignment and subletting. The TRS Lessee is not permitted to assign or sublet any part of the hotels or assign its interest under any of the leases without our prior written consent. No assignment or subletting permitted by us will release the TRS Lessee from any of its obligations under the leases.

Damage to and destruction of our hotels. If any of our hotels is damaged or destroyed, the TRS Lessee will be required to restore the hotel to substantially the same condition as existed immediately before the damage or destruction in accordance with the terms of the lease. The portion of any insurance policy will be paid out by us from time to time for the reasonable costs of the reconstruction or repair upon satisfaction of reasonable terms and conditions specified by us. Such damage or destruction will not generally terminate the lease.

Condemnation. If any of our hotels is subject to a total condemnation or a partial taking that prevents use of the property as a hotel, we and the TRS Lessee each will have the option to terminate the related lease. We will share in the condemnation award with the TRS Lessee in accordance with the provisions of the related lease. If any partial taking of a hotel does not prevent the use of the property as a hotel, the TRS Lessee will be obligated to restore the untaken portion of the hotel to a complete architectural unit but only to the extent of any available condemnation award. We may ultimately be responsible for restoring the hotel under our obligations under our applicable loan agreements.

REIT requirements. The TRS Lessee will covenant to take the following actions to maintain our status as a REIT:

•	the TRS Lessee will elect to be and operate as a “taxable REIT subsidiary” of us within the meaning of Section 856(l) of the Code;

•	the TRS Lessee, if necessary, will purchase at fair market value any personal property anticipated to be in excess of the 15% personal property limitation on leased property;

•	the TRS Lessee may only assign or sublet the leased property upon our approval if any portion of the rent from the sublessee would fail to qualify as “rents from real property” within the meaning of Section 856(d) of the Code;

•	the TRS Lessee will not sublet the leased property to any person or entity in which we own an interest of 10% or greater; and

•	the TRS Lessee will not operate or manage a lodging facility or a healthcare facility within the meaning of Section 856(d)(9)(D)(ii) and Section 856(e)(6)(D)(ii) of the Code.

Events of default. Events of default under the leases include, without limitation, the following:

•	the TRS Lessee’s failure to pay base rent within 30 days after the same becomes due and payable;

•	the TRS Lessee’s failure to pay the percentage rent within 30 days after the same becomes due and payable;

•	the TRS Lessee’s failure to observe or perform any other term, covenant or condition of a lease, provided that the TRS Lessee has a 30-day grace period after receiving notice from us that a term of the lease has been violated before an event of default would occur. There are certain instances in which the 30-day grace period can be extended to a maximum of 90 days or shortened in the event of gross negligence or fraud;

•	the transfer, assignment, conveyance or attachment of the estate or interest of the TRS Lessee in a hotel in any proceeding;

•	a bankruptcy, reorganization, insolvency, liquidation or dissolution event of which the TRS Lessee is the subject that is not discharged within 60 days; and

•	the termination of the franchise agreement for a hotel by the franchisor because of any action or failure to act by the TRS Lessee.

If an event of default by the TRS Lessee occurs and continues beyond any grace period, we will have the option of terminating the related lease. If we decide to terminate a lease, we will be required to give the TRS Lessee not less than 10 days’ written notice, except in instances giving rise to a termination involving bankruptcy, liquidation or dissolution of the TRS Lessee. Unless the event of default is cured before the termination date we specify in the termination notice, the lease will terminate on the date specified in the termination notice. In that event, the TRS Lessee will be required to surrender to us or our designee possession of the related hotel.

Termination of leases upon sale. We have the right to terminate any lease upon a sale of the applicable hotel with not less than 30 days’ prior written notice to the TRS Lessee. If we elect to terminate a lease, we may have to either:

•	pay the TRS Lessee an amount equal to a percentage of the net profit earned by the TRS Lessee with respect to the leased hotel for the twelve-month period ended immediately preceding the termination; or

•	offer to lease to the TRS Lessee one or more substitute hotels on terms with a fair market value equal to the fair market value of the remaining leasehold interest under the terminated lease.

Ground Lease Agreements

Seven of our hotels are subject to ground leases or air rights leases that cover either all or portions of their respective properties. As of December 31, 2004, the terms of these leases (including renewal options) range from 43 to 92 years. These leases generally require us to make rental payments and payments for all charges, costs, expenses and liabilities, including real and personal property taxes, insurance, and utilities. The Renaissance Atlanta, Georgia and the Renaissance Orlando, Florida that we have agreed to acquire from Marriott are operated pursuant to ground or air leases, the remaining terms of which (including all renewal options) are approximately 68 and 73 years respectively. The Renaissance Baltimore, Maryland that we have agreed to acquire is operated pursuant to an air rights lease the remaining term of which (including all renewal options) is approximately 80 years. The Sheraton Cerritos that we have agreed to acquire is also operated pursuant to a ground lease, the remaining term of which (including all renewal options) is approximately 82 years.

Any proposed sale of the property that is subject to a ground lease or any proposed assignment of our leasehold interest as ground lessee under the ground lease may require the consent of the applicable ground lessor. As a result, we may not be able to sell, assign, transfer or convey our ground lessee’s interest in any such property in the future absent the consent of the ground lessor, even if such transaction may be in the best interests of our stockholders. Three of our properties prohibit the sale or conveyance of the hotel by us to another party without first offering the ground lessor the opportunity to acquire the hotel upon the same terms and conditions as offered to the third party.

We have an option to acquire the ground lessor’s interest in the ground lease relating to three of our hotels for specified amounts and exercisable provisions. At this time, we do not intend to exercise any option to purchase the ground lessor’s interest in any of these ground leases.

Insurance

We believe that our properties are adequately insured, subject to the risks described under the “Risk Factors” section and the following. We and the TRS Lessee are responsible for arranging the insurance for most of our hotels, although in certain cases the management company for the applicable hotel has responsibility for arranging insurance under the relevant management agreement. Our properties are covered by blanket insurance policies which cover multiple properties. Our properties in California are covered by earthquake insurance. In the event that these blanket policies are drawn upon to cover losses on some of our properties, the amount of insurance coverage available under the policies would thereby be reduced and could be insufficient to cover the remaining properties’ insurable risks. Our property insurance is subject to renewal on an annual basis.

When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property or casualty insurance on our properties at the same levels of coverage and under similar terms. This insurance may be more limited and for some catastrophic risks (e.g., earthquake, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain insurance with the scope of coverage we desire or at premium rates that are commercially reasonable.

We will maintain letters of credit to collateralize our obligations with respect to workers’ compensation claims made by our employees for periods prior to the time that our management operations were assumed by the Management Company and other hotel operators.

Offices

We lease our headquarters located at 903 Calle Amanecer, Suite 100, San Clemente, California 92673 from an unaffiliated third party. We believe that our current facilities are adequate for our present and future operations.

Employees

At April 30, 2005, we had 48 employees. We believe that our relations with our employees are good. All persons employed in the day-to-day operations of our hotels are employees of the management companies engaged by the TRS Lessee to operate such hotels.

Founders

The Contributing Entities, Messrs. Kazilionis, Paul and Alter, who serve as members of our board of directors, and Messrs. Alter, Kline and Stougaard, who serve as executive officers, may be considered our founders because they participated in founding and organizing the REIT.

Environmental

All of our hotels have been subjected to environmental reviews. Environmental consultants retained by our lenders recently conducted Phase I environmental site assessments on many of our properties. These Phase I assessments often relied on older environmental assessments prepared in connection with a prior financing. Phase I assessments are designed to evaluate the potential for environmental contamination on properties based generally upon site inspections, facility personnel interviews, historical information and certain publicly available databases, but Phase I assessments will not necessarily reveal the existence or extent of all environmental conditions, liabilities or compliance concerns at the properties. While some of these assessments have led to further investigation and sampling, none of the environmental assessments have revealed, nor are we aware of, any environmental liability (including asbestos-related liability) that we believe would harm our business, financial position, results of operations or cash flow.

Under various Federal, state and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on the property. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person that arranges for the disposal or transports for disposal or treatment of a hazardous substance at another property may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner’s ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of our properties, we or the TRS Lessee, as the case may be, may be potentially liable for such costs.

We have provided unsecured environmental indemnities to certain lenders. We have performed due diligence on the potential environmental risks including obtaining an independent environmental review from outside environmental consultants. These indemnities obligate us to reimburse the guaranteed parties for damages related to environmental matters. There is no term or damage limitation on these indemnities; however, if an environmental matter arises, we could have recourse against other previous owners.

Legal Proceedings

In August 2003, a suit against a predecessor company was filed in the United States District Court, Phoenix, Arizona Division, by a hotel guest who became ill and alleged the illness resulted from exposure to a Legionella bacteria during a stay at one of our hotels. We have liability insurance to cover this claim subject to certain insurance deductibles. The litigation has commenced and we and our insurance company’s lawyers have not been able to assess the exposure, if any, to us associated with this litigation.

Additionally, we are involved from time to time in various claims and other legal actions in the ordinary course of business. We do not believe that the resolution of such additional matters will have a material adverse effect on our financial position or results of operations when resolved.

MANAGEMENT

Directors and Executive Officers

Our board of directors consists of nine directors, at least six of whom are independent directors as provided in the listing standards and rules of the New York Stock Exchange. Our directors serve one-year terms and thus are subject to election annually. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of our stockholders, the successors to each of our nine directors are elected by a plurality of the votes cast at that meeting.

The following table sets forth information concerning the individuals who are directors and executive officers. Ages are as of May 15, 2005.

Name	Age	Position
Robert A. Alter	54	Chief Executive Officer, President and Director
Jon D. Kline	38	Executive Vice President and Chief Financial Officer
Gary A. Stougaard	51	Executive Vice President and Chief Investment Officer
Lewis N. Wolff	69	Chairman
Z. Jamie Behar	48	Director
Barbara S. Brown	47	Director
Anthony W. Dona	46	Director
Paul D. Kazilionis	48	Director
Jonathan H. Paul	41	Director
Keith P. Russell	59	Director
David M. Siegel	63	Director

The following is a biographical summary of the experience of our directors and executive officers:

Robert A. Alter is our Chief Executive Officer, President and a Director. Until our formation, Mr. Alter served as Chief Executive Officer of one of our predecessor companies formed in 1985, which became a public company in August 1995. The public company, Sunstone Hotel Investors, Inc., commenced doing business in August 1995 upon its initial public offering. In November 1999, Mr. Alter and one of the Contributing Entities completed a management-led buyout to take the company private. He has been an owner of hotels since 1976 and is a past president of the Holiday Inn Franchise Association and a member of the Marriott Franchise board. Mr. Alter holds a B.S. degree in Hotel Administration from Cornell University.

Jon D. Kline is our Executive Vice President and Chief Financial Officer. From April 2003 to our formation, Mr. Kline served as the Executive Vice President and Chief Financial Officer of Sunstone Hotel Investors, L.L.C. Previously, Mr. Kline spent five years with Merrill Lynch & Co.’s Investment Banking Division, during which time he directed the firm’s Hospitality and Leisure practice. Before that time, he was a member of the Real Estate and Lodging Finance Group of Smith Barney’s Investment Banking Division as well as an attorney with Sullivan & Cromwell LLP. Mr. Kline holds a B.A. degree in Economics from Emory University and a J.D. degree from New York University School of Law.

Gary A. Stougaard is our Executive Vice President and Chief Investment Officer. From October 1997 to our formation, Mr. Stougaard has been employed by Sunstone Hotel Investors, L.L.C. He now serves as the Executive Vice President and Chief Investment Officer of Sunstone Hotel Investors, L.L.C., in which capacity he oversees the company’s acquisition, development and hotel renovation and redevelopment activities. Since 1985 and prior to joining Sunstone, he served as a developer and asset manager of hotel properties and prior to that time he was a certified public accountant in private practice. Mr. Stougaard holds a B.A. degree in Accounting from Michigan State University.

Lewis N. Wolff is our Chairman. Mr. Wolff has been Chairman of Wolff DiNapoli LLC since 1994 and Wolff Urban Management, Inc. since 1980, both of which are real estate acquisition, investment, development and management firms. Mr. Wolff is also a co-founder and, since 1994, has served as Chairman of Maritz, Wolff & Co., a privately held hotel investment group that has acquired, in cooperation with other persons, 18 luxury hotel properties. From 1999 to 2004, Mr. Wolff also served as Co-Chairman of Fairmont Hotels & Resorts, a hotel management company formed by Fairmont Hotel Management Company and Canadian Pacific Hotels & Resorts, Inc. Mr. Wolff also serves on the boards of Grill Concepts, Inc. and First Century Bank. Mr. Wolff holds a B.A. degree in Business Administration from the University of Wisconsin, Madison, and an M.B.A. degree from Washington University in St. Louis, Missouri.

Z. Jamie Behar is a Director. Ms. Behar has been a Portfolio Manager with General Motors Investment Management Corporation (together with its predecessors, GMIMCo) since 1986. Ms. Behar manages GMIMCo clients’ real estate investment portfolios, a number of which have interests in funds managed by Westbrook Real Estate Partners, L.L.C. that own interests in the Contributing Entities; however, Ms. Behar does not have voting or investment control over such interests in the Contributing Entities. Ms. Behar serves on the boards of directors of Desarrolladora Homex, S.A. de C.V., a publicly-listed home development company located in Mexico, as well as Hospitality Europe BV, a private European hotel company, and FountainGlen Properties, LLC, a private senior housing company. Ms. Behar holds a B.S.E. degree from The Wharton School of the University of Pennsylvania and an M.B.A. degree from the Columbia University Graduate School of Business. Ms. Behar is a Chartered Financial Analyst.

Barbara S. Brown is a Director. Ms. Brown has been a Senior Managing Director of Newlin Capital Partners, L.L.C., a real estate asset management company since February 2005. Newlin Capital Partners, L.L.C. has three separate fund-of-funds partnerships which invest in real estate, energy and timber. Prior to joining Newlin Capital Partners, L.L.C., Ms. Brown was a Senior Portfolio Manager of Allstate Investments, LLC from 1995 to 2005. From 1979 to 1995, Ms. Brown held various other positions at Allstate primarily relating to equity real estate investments. Ms. Brown holds a B.S. degree in Accountancy from the University of Illinois and an M.B.A. degree from DePaul University.

Anthony W. Dona is a Director. Mr. Dona formed a real estate private equity business called Thackeray Partners in January 2005. Mr. Dona was the Chief Executive Officer of Crow Holdings, the holding company for the Trammell Crow family’s investments until December 2004. He had been with Trammell Crow affiliated entities since 1985 and oversaw a diversified investment portfolio that includes real estate private equity funds, real estate assets, marketable securities and other investments and operating companies. Mr. Dona is a member of the boards of Crow Holdings and the American Red Cross Endowment Fund and other charitable and civic organizations. Mr. Dona holds a B.A. degree in Political Science and a B.B.A. degree in Business Administration from Southern Methodist University and an M.B.A. degree from Harvard University.

Paul D. Kazilionis is a Director and has been a Managing Principal of Westbrook Real Estate Partners, L.L.C., a real estate investment management company, since 1994. Prior to co-founding Westbrook Real Estate Partners, L.L.C., Mr. Kazilionis spent 12 years at Morgan Stanley & Co. Incorporated, serving most recently as Managing Director and President of the General Partner of the Morgan Stanley Real Estate Fund, through which Morgan Stanley conducted its principal real estate investment activities. Mr. Kazilionis is a member of the Board of Overseers of Colby College and serves as a member of the Dartmouth College Real Estate Advisory Committee. Mr. Kazilionis holds an A.B. degree from Colby College and an M.B.A. degree from The Amos Tuck School of Business Administration at Dartmouth College.

Jonathan H. Paul is a Director and has been a Managing Principal of Westbrook Real Estate Partners, L.L.C. since 1994 and a Managing Principal of Rockpoint Group, L.L.C. since its formation in 2003. Prior to joining Westbrook, Mr. Paul spent six years at Morgan Stanley in the real estate and corporate finance areas, including three years with the Morgan Stanley Real Estate Fund. Mr. Paul holds an A.B. degree from Dartmouth College and an M.B.A. degree from The Amos Tuck School of Business Administration at Dartmouth College.

Keith P. Russell is a Director. Mr. Russell is President of Russell Financial, Inc., a strategic and financial consulting firm serving businesses and high net worth individuals. Mr. Russell is retired as the Chairman of

Mellon West and the Vice Chairman of Mellon Financial Corporation, in which capacities he served from May 1996 until March 2001. From September 1991 through April 1996, Mr. Russell served in various positions at Mellon, including Vice Chairman and Chief Risk Officer of Mellon Bank Corporation and Chairman of Mellon Bank Corporation’s Credit Policy Committee. From 1983 to 1991, Mr. Russell served as President and Chief Operating Officer, and a director of, Glenfed/Glendale Federal Bank. Mr. Russell also serves on the boards of Nationwide Health Properties, Inc. and Countrywide Financial Corporation. Mr. Russell holds a B.A. degree in Economics from the University of Washington and an M.A. degree in Economics from Northwestern University.

David M. Siegel is a Director and has been the principal of DMS Financial Services, which provides financial consulting to the real estate industry, since 2000. Prior to forming DMS Financial, Mr. Siegel served as Senior Vice President and Chief Financial Officer of the Presley Companies from 1985 to 2000 and served on its board of directors. Before that time, Mr. Siegel was employed by the public accounting firm of Kenneth Leventhal & Company for 14 years, where he served as a Managing Partner of its Newport Beach, California office. Mr. Siegel holds a B.S. degree in Accounting and Business Administration from the University of California, Los Angeles.

Committees of Our Board of Directors

Our board of directors has three committees—an audit committee, a compensation committee and a nominating and corporate governance committee—each of which is comprised of directors who are independent within the meaning of the listing standards and rules of the NYSE. The members of our compensation committee also are “non-employee directors” within the meaning of Section 162(m) of the Code and the applicable rules of the SEC.

Audit Committee

Our board of directors adopted an audit committee charter, which defines the audit committee’s purposes to include:

•	overseeing (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditors’ qualifications and independence and (4) the performance of the independent auditors and our internal audit function; and

•	preparing an audit committee report as required by the SEC for inclusion in our annual proxy statement.

All of the members of the audit committee are financially literate within the meaning of the listing standards and rules of the NYSE. At least one member is an audit committee financial expert as that term is defined by applicable rules of the SEC, and at least one member possesses accounting and financial management expertise within the meaning of the listing standards and rules of the NYSE.

Our audit committee is comprised of David M. Siegel, Anthony W. Dona and Keith P. Russell. Mr. Siegel is the chair.

Compensation Committee

Our board of directors adopted a compensation committee charter that defines the compensation committee’s primary purpose and responsibilities to include:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	making recommendations to our board of directors with respect to non-CEO compensation, incentive compensation plans and equity-based plans;

•	approving any new equity compensation plan or any material change to an existing plan where stockholder approval has not been obtained;

•	in consultation with management, overseeing regulatory compliance with respect to compensation matters; and

•	preparing a report on executive compensation for inclusion in our proxy statement for our annual meetings.

Our compensation committee is comprised of Anthony W. Dona and Lewis N. Wolff. Mr. Dona is the chair.

Nominating and Corporate Governance Committee

Our board of directors established a nominating and corporate governance committee charter that defines the committee’s primary purpose and responsibilities to include:

•	identifying individuals qualified to become members of the board of directors and recommending director candidates for election or re-election to the board of directors;

•	considering and making recommendations to the board of directors regarding board size and composition, committee composition and structure and procedures affecting directors;

•	developing and recommending to the board of directors a set of corporate governance principles, and reviewing those principles at least once a year; and

•	reviewing conflicts between the Contributing Entities, directors, officers, employees and us.

Our nominating and corporate governance committee is comprised of Lewis N. Wolff, Z. Jamie Behar and Keith P. Russell. Mr. Russell is the chair. Ms. Behar will not participate in reviewing conflicts between the Contributing Entities or other matters involving Westbrook Real Estate L.L.C. and us.

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, none of our executive officers served as a member of the governing body or compensation committee of any entity that had one or more executive officers serving as a member of our board of directors or compensation committee.

The members of the compensation committees of our board of directors are independent directors as required by the listing standards and rules of the NYSE and are “non-employee” directors within the meaning of Section 162(m) of the Code and the applicable rules of the SEC. None of these directors, nor any of our executive officers, will serve as a member of the governing body or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation of Directors

Each of our independent directors other than Ms. Behar is entitled to receive an annual stock grant of shares having a value equal to $50,000 for serving on our board of directors, and an attendance fee paid in cash of $1,000 per meeting of our board of directors if the meeting is attended in person or $250 if the meeting is attended telephonically. Mr. Kazilionis and Mr. Paul have agreed to waive their fees. Pursuant to an arrangement with Ms. Behar’s employer, all director fees for Ms. Behar (including the annual stock grant) are paid in cash to her employer.

In addition, each member of our audit committee is entitled to an attendance fee of $750 per meeting of the audit committee or $250 if the meeting is attended telephonically. Each member of our compensation committee and our nominating and corporate governance committee is entitled to an attendance fee of $500 if the meeting is attended in person or $250 if the meeting is attended telephonically.

The chair of our audit committee receives $5,000, the chair of our compensation committee receives $4,000 and the chair of our nominating and corporate governance committee receives $1,000, in each case, on an annual basis.

We have implemented a deferred compensation program for our directors, allowing them to defer all or a portion of their compensation. Directors are also entitled to reimbursement for expenses incurred in fulfilling their duties as our directors and receive complimentary hotel room, food and beverage and related services at our hotels and resorts when on personal travel, including reimbursements for associated taxes.

Executive Compensation

The following table sets forth the compensation paid or accrued in the year ended December 31, 2004 to our Chief Executive Officer and our two other most highly compensated executive officers (our “named executive officers”).

Summary Compensation Table
		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Restricted Stock Awards	All Other Compensation
Robert A. Alter Chief Executive Officer and President	2004 2003	$709,692 707,023	$365,000 —	$3,578,947 —	$364,987 285,757	(1) (2)
Jon D. Kline Executive Vice President and Chief Financial Officer(3)	2004 2003	281,599 168,269	294,000 175,960	2,013,158 —	298,783 16,674	(4) (5)
Gary A. Stougaard Executive Vice President and Chief Investment Officer	2004 2003	251,992 210,000	263,500 105,000	1,565,789 —	383,629 140,884	(6) (7)

(1)	Includes $285,672 of fees related to the sale of hotels, $70,002 of split dollar life insurance premiums, $2,025 of life insurance premiums and $7,288 of health insurance premiums.
(2)	Includes $247,035 of fees related to the sale of hotels, $32,146 of split dollar life insurance premiums and $6,576 of health insurance premiums.
(3)	Mr. Kline commenced employment on April 21, 2003.
(4)	Includes $85,702 of fees related to the sale of hotels, $100,000 in connection with the initial public offering, $105,729 related to the forgiveness of a loan and $7,352 of health insurance premiums.
(5)	Includes $11,970 of fees related to the sale of hotels and $4,704 of health insurance premiums.
(6)	Includes $185,687 of fees related to the sale of hotels, $100,000 in connection with the initial public offering, $46,860 related to economic interests in Sunstone Hotel Investors, L.L.C., $50,000 related to a special bonus and $1,082 of health insurance premiums.
(7)	Includes $100,000 of fees related to the acquisition of hotels in December 2002, $25,935 of fees related to the sale of hotels and $14,949 related to economic interests in Sunstone Hotel Investors, L.L.C.

Employment Agreements

Each of Robert A. Alter, Jon D. Kline and Gary A. Stougaard have entered into an employment agreement with the Company. These agreements became effective on October 26, 2004.

Robert A. Alter. We have entered into an employment agreement with Mr. Alter that provides that Mr. Alter will serve as our Chief Executive Officer. The agreement has an initial term of three years and will be automatically extended for additional one-year periods, unless terminated by either party upon 90 days’ notice prior to the renewal date. A decision by us or Mr. Alter not to renew his employment agreement will not trigger any severance payments. The agreement provides for an annual base salary of $550,000 and an annual incentive bonus in a target amount of between 40% and 125% of his base salary. Mr. Alter received a bonus of $365,000 for 2004. Mr. Alter was granted 210,526 restricted stock units at the closing of our initial public offering, of which 25.0% vested immediately, 15.0% will vest on the second anniversary of the closing of our initial public offering and 20.0% will vest on each of the third, fourth and fifth anniversaries of the closing of our initial public suffering so long as Mr. Alter remains employed by us. He is also entitled to receive all employee benefits and participate in all insurance programs generally available to similarly situated employees. In the event we terminate Mr. Alter without cause or he terminates his employment for good reason, Mr. Alter will receive all of the following: (1) salary and accrued vacation through the date of termination; (2) bonus for any completed fiscal year elapsed prior to the date of termination; (3) a lump sum payment equal to one times Mr. Alter’s salary plus a bonus severance amount (which will be equal to the target annual bonus if the termination occurs in 2005 or the lesser of the target annual bonus for the year in which the termination occurs or the actual bonus earned in the prior calendar year, if the termination occurs during the remainder of the employment term); (4) 18 months of continued health insurance coverage for Mr. Alter and his dependents; and (5) full vesting and exercisability of all outstanding and then unvested equity awards due to vest in the succeeding 12 months. If, following a change in control, we terminate Mr. Alter’s employment without cause or Mr. Alter terminates his employment for good reason, then he will be entitled to the same amounts as specified above within 180 days after the effective date of the change in control, except that the severance amount will be calculated using a multiple of two rather than one.

Jon D. Kline. We entered into an employment agreement with Mr. Kline that provides that Mr. Kline will serve as our Executive Vice President and Chief Financial Officer. The agreement has an initial term of five years and will be automatically extended for additional one-year periods, unless terminated by either party upon 90 days’ notice prior to the renewal date. A decision by us or Mr. Kline not to renew his employment agreement will not trigger any severance payments. The agreement provides for an annual base salary of $375,000 and an annual incentive bonus in a target amount of between 40% and 125% of his base salary. Mr. Kline received a bonus of $294,000 for 2004. Mr. Kline was granted 118,421 restricted stock units at the closing of our initial public offering, of which 25.0% vested immediately, 15.0% will vest on the second anniversary of the closing of our initial public offering and 20.0% will vest on each of the third, fourth and fifth anniversaries of the closing of our initial public offering. He is also entitled to receive all employee benefits and participate in all insurance programs generally available to similarly situated employees. In the event we terminate Mr. Kline without cause or he terminates his employment for good reason, Mr. Kline will receive all of the following: (1) salary and accrued vacation through the date of termination; (2) bonus for any completed fiscal year elapsed prior to the date of termination; (3) a lump sum payment equal to one times Mr. Kline’s salary plus a bonus severance amount (which will be equal to the target annual bonus if the termination occurs in 2005 or the lesser of the target annual bonus for the year in which the termination occurs or the actual bonus earned in the prior calendar year, if the termination occurs during the remainder of the employment term); (4) 18 months of continued health insurance coverage for Mr. Kline and his dependents; and (5) full vesting and exercisability of all outstanding and then unvested equity awards due to vest in the succeeding 12 months. If, following a change in control, we terminate Mr. Kline without cause or Mr. Kline terminates his employment for good reason, then he will be entitled to the same amounts as specified above within 180 days after the effective date of the change in control, except that the severance amount will be calculated using a multiple of two rather than one, and all outstanding and then unvested equity awards will become fully vested and exercisable. In addition, Mr. Kline received a cash bonus of $100,000 upon the closing of our initial public offering in October 2004.

Gary A. Stougaard. We entered into an employment agreement with Mr. Stougaard that provides that Mr. Stougaard will serve as our Executive Vice President and Chief Investment Officer. The agreement has an initial term of five years and will be automatically extended for additional one-year periods, unless terminated by either party upon 90 days’ notice prior to the renewal date. A decision by us or Mr. Stougaard not to renew his employment agreement will not trigger any severance payments. The agreement provides for an annual base salary of $350,000 and an annual incentive bonus in a target amount of between 40% and 125% of his base salary. Mr. Stougaard received a bonus of $263,500 for 2004. Mr. Stougaard was granted 92,105 restricted stock units at the closing of our initial public offering, of which 25.0% vested immediately, 15.0% will vest on the second anniversary of the closing of our initial public offering and 20.0% will vest on each of the third, fourth and fifth anniversaries of the closing of our initial public offering. He is also entitled to receive all employee benefits and participate in all insurance programs generally available to similarly situated employees. In the event we terminate Mr. Stougaard without cause or he terminates his employment for good reason, Mr. Stougaard will receive all of the following: (1) salary and accrued vacation through the date of termination; (2) bonus for any completed fiscal year elapsed prior to the date of termination; (3) a lump sum payment equal to one times Mr. Stougaard’s salary plus a bonus severance amount (which will be equal to the target annual bonus if the termination occurs in 2005 or the lesser of the target annual bonus for the year in which the termination occurs or the actual bonus earned in the prior calendar year, if the termination occurs during the remainder of the employment term); (4) 18 months of continued health insurance coverage for Mr. Stougaard and his dependents; and (5) full vesting and exercisability of all outstanding and then unvested equity awards due to vest in the succeeding 12 months. If, following a change in control, we terminate Mr. Stougaard’s employment without cause or Mr. Stougaard terminates his employment for good reason, then he will be entitled to the same amounts as specified above within 180 days after the effective date of the change in control, except that the severance amount will be calculated using a multiple of two rather than one, and all outstanding and then unvested equity awards will become fully vested and exercisable. In addition, Mr. Stougaard received a cash bonus of $100,000 upon the closing of our initial public offering in October 2004.

Each of the above named executive officers has entered into a non-competition agreement with us that restricts him from directly or indirectly engaging in any business that is directly competitive with our business and/or having ownership interests in any business that is, directly or indirectly, competitive with our business during the term of his employment and for one year following his termination, with exceptions for existing investments and direct or indirect ownership of up to 3% of the outstanding equity interests of any public company. Each of the non-competition agreements also prevents the named executive officer from soliciting our employees for one year following the date of termination of his employment.

Long-Term Incentive Plan

We adopted a long-term incentive plan that became effective in October 2004 upon completion of our initial public offering. The purpose of the plan is to attract and retain our directors, executive officers and employees. The 2004 long-term incentive plan is administered by our compensation committee or the board of directors, which has broad powers to interpret and implement the plan.

Types of Awards. The long-term incentive plan provides for grants of incentive stock options (within the meaning of Section 422 of the Code), nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards such as performance shares.

Shares Subject to the 2004 Long-Term Incentive Plan; Other Limitations on Awards. The number of shares of common stock that may be issued under the plan may not exceed 2,100,000. A total of 541,842 restricted stock units were granted under the long-term incentive plan in October 2004 at the closing of our initial public offering. These shares may be authorized but unissued shares of our common stock or otherwise acquired for the purposes of the plan. If any award is forfeited or is otherwise terminated or canceled without the delivery of shares of our common stock, if shares of our common stock are surrendered or withheld from any award to satisfy a recipient’s income tax or other withholding obligations, or if shares of our common stock owned by a recipient are tendered to pay the exercise price of awards, then such shares will again become available under the long-term incentive plan. Additionally, on February 16, 2005, the following directors were each awarded 2,941 shares of restricted stock: Lewis N. Wolff, Barbara S. Brown, Anthony W. Dona, Keith P. Russell and David M. Siegel. These restricted stock awards are part of the directors’ annual restricted stock grant and fully vested on May 10, 2005. The compensation committee will adjust the terms of any outstanding awards and the number of shares of our common stock issuable under the plan for any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of our common stock, or any other event that the compensation committee determines affects our capitalization.

Eligibility. Awards may be made to any director, officer or employee, including any prospective employee, and to any consultant or advisor selected by the compensation committee.

Stock Options and Stock Appreciation Rights. The compensation committee may grant incentive stock options and non-qualified stock options to purchase shares of our common stock from us (at the price set forth in the applicable award agreement), and stock appreciation rights in such amounts, and subject to such terms and conditions, as the compensation committee may determine. No grantee of an option or stock appreciation right will have any of the rights of a stockholder of us with respect to shares subject to their award until the issuance of the shares.

Restricted Stock. The compensation committee may grant restricted shares of common stock in amounts, and subject to terms and conditions, as the compensation committee may determine. The grantee will have the rights of a stockholder with respect to the restricted stock, subject to any restrictions and conditions as the compensation committee may include in the applicable award agreement.

Restricted Stock Units. The compensation committee may grant restricted stock units in amounts, and subject to terms and conditions, as the compensation committee may determine. Recipients of restricted stock units have only the rights of a general unsecured creditor of us and no rights as a stockholder of us until the common stock underlying the restricted stock units is delivered, which occurs within a period following vesting of the restricted stock units and is subject to tax withholding.

Other Equity-Based Awards. The compensation committee may grant other types of equity-based awards, including the grant of unrestricted shares, in amounts, and subject to terms and conditions, as the compensation committee may determine. These awards may involve the transfer of actual shares of our common stock, or the payment in cash or otherwise of amounts based on the value of shares of our common stock.

Change in Control. The compensation committee may provide in any award agreement for provisions relating to a change in control of us or any of our subsidiaries or affiliates, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions with respect to, the award.

Dividend Equivalent Rights. The compensation committee may in its discretion include in the award agreement a dividend equivalent right entitling the grantee to receive amounts equal to the dividends that would be paid, during the time such award is outstanding, on the shares of our common stock covered by such award as if such shares were then outstanding.

Nonassignability. Except to the extent otherwise provided in the applicable award agreement or approved by the compensation committee, no award or right granted to any person under the stock incentive plan will be assignable or transferable other than by will or by the laws of descent and distribution, and all awards and rights will be exercisable during the life of the grantee only by the grantee or the grantee’s legal representative.

Amendment and Termination. The board of directors may from time to time suspend, discontinue, revise or amend the 2004 long-term incentive plan.

Senior Management Incentive Plan

We adopted a senior management incentive plan that became effective in October 2004 upon the closing of our initial public offering. The plan is designed to attract, retain and motivate selected employees in order to promote our long term growth and profitability. Our compensation committee or the board of directors has sole discretion in implementing the plan. The amount of any bonus paid under the plan may, but need not, be based on objective performance goals and a targeted level or levels of performance with respect to each goal as specified by the compensation committee or the board of directors. At the compensation committee’s discretion, bonuses shall be payable in cash and/or equity awards of equivalent value. Any equity-based awards shall be subject to such terms and conditions, including vesting requirements, as the compensation committee may determine. No rights under the plan may be assigned or transferred. The board of directors may from time to time modify, alter, amend, suspend, discontinue or terminate the senior management incentive plan. There is no limitation on the amount of bonus the board of directors or compensation committee can award to senior management. Any such bonus payments would increase our compensation expense and reduce our cash available for distribution.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Contributing Entities

Messrs. Alter, Kline and Stougaard directly or indirectly own interests in Sunstone Hotel Investors, L.L.C., WB Hotel Investors, LLC, Sunstone/WB Hotel Investors IV, LLC and Sunstone/WB Manhattan Beach, LLC (the “Contributing Entities”). As a result of holding these interests, these individuals will receive cash when the Contributing Entities sell shares of our common stock and distribute the proceeds to their investors.

By virtue of their interests in entities that are members of the Contributing Entities and disposition fees to which they are entitled pursuant to Sunstone Hotel Investors, L.L.C.’s disposition fee incentive plan, Mr. Alter will receive approximately $955,000, of which he will receive approximately $630,200 after repaying a loan from one of our Contributing Entities; Mr. Kline will receive approximately $78,800; and Mr. Stougaard will receive approximately $170,700, however, he will not receive any proceeds directly after repaying a loan from one of our Contributing Entities. These amounts will be received from the Contributing Entities’ distribution of the proceeds of the sale of their shares in this offering to the holders of interests in the Contributing Entities. If the underwriters’ over-allotment option is exercised, the dollar amounts of the cash that the Contributing Entities and Messrs. Alter, Kline and Stougaard will receive will be higher. In addition, each will maintain an indirect minority interest in the common stock and membership units held by the Contributing Entities by virtue of those interests and the arrangements those members have to receive certain pro rata portions of distributions made by the Contributing Entities.

The allocation of the consideration received in our initial public offering among the Contributing Entities, as well as shares of common stock issued to those entities in connection with our initial public offering, was as follows:

	Shares of Common Stock		Membership Units Purchased by Us	Membership Units After Purchase by Us
Sunstone Hotel Investors, L.L.C.	4,516,702	(1)	6,965,744	1,671,985
WB Hotel Investors, LLC	889,469	(2)	1,376,534	330,409
Sunstone/WB Hotel Investors IV, LLC	4,584,761	(3)	6,575,641	1,257,439
Sunstone/WB Manhattan Beach, LLC	—		495,065	439,739

Total	9,990,932		15,412,984	3,699,572

(1)	Sunstone Hotel Investors, L.L.C. is offering 2,712,481 shares of its common stock in this offering. Assuming consummation of this offering, it will own 1,804,221 shares of common stock.
(2)	WB Hotel Investors, L.L.C. is offering 534,166 shares of common stock in this offering. Assuming consummation of this offering, it will own 355,303 shares of common stock.
(3)	Sunstone/WB Hotel Investors IV, LLC is offering 2,753,353 shares of common stock in this offering. Assuming consummation of this offering, it will own 1,831,408 shares of common stock.

Mr. Alter directly and indirectly owns 100% of Alter SHP LLC, which owns 0.66% of the outstanding Class B membership units, 57.9% of the outstanding Class C membership units and 50.1% of the outstanding Class D membership units of Sunstone Hotel Investors, L.L.C. Mr. Stougaard owns 3.1% of the outstanding Class C membership units, 3.0% of the outstanding Class D membership units and an economic interest equivalent to 0.04% of the outstanding Class B membership units in Sunstone Hotel Investors, L.L.C. Class B unit holders receive a first priority distribution equal to a specified return on initial capital contributions, then distributions equal to their initial contributions. It is not expected that the Class C and Class D membership units will receive any distributions. In addition, pursuant to Sunstone Hotel Investors, L.L.C.’s disposition fee incentive plan, Messrs. Alter, Kline and Stougaard received disposition fees in connection with our initial public offering of $285,672, $85,702 and $185,687, respectively, and are entitled to receive disposition fees upon a sale of the JW Marriott, Cherry Creek, Colorado and a sale of the properties described below under “—Other Properties.” Pursuant to the terms of his previous employment agreement, Mr. Kline has an economic interest in Sunstone

Hotel Investors, L.L.C. which entitles him to receive 2.0% of any increase in value of Sunstone Hotel Investors, L.L.C. above a specified amount as of the disposition date for the entity.

Mr. Alter owns a 48.9% interest and Mr. Stougaard owns a 10.708% interest in L/S Investors, LLC, which owns a 5.0% interest in WB Hotel Investors, LLC. L/S Investors, LLC receives its pro rata share of all distributions until all contributed capital has been returned and specified returns have been achieved, at which point it then receives 12.5% of the distributions of WB Hotel Investors, LLC with the remainder distributed to all of the members on a pro rata basis until the other members have achieved specified returns, at which point L/S Investors, LLC receives 20% of the distributions of WB Hotel Investors, LLC with the remainder being distributed pro rata among all of the members of WB Hotel Investors, LLC. Pursuant to the terms of his previous employment agreement, Mr. Kline has an economic interest in WB Hotel Investors, LLC which entitles him to receive 2.0% of any increase in value of WB Hotel Investors, LLC above a specified amount as of the disposition date for the entity. Together with his economic interests in Sunstone Hotel Investors, L.L.C., Mr. Kline’s economic interests in WB Hotel Investors, LLC are currently capped at an aggregate amount of $2.25 million, with the cap increasing by a fixed amount each year until it reaches a maximum of $3.0 million in 2006. In January 2005, WB Hotel Investors, LLC made a cash payment to Mr. Kline for this economic interest, which together with a similar payment by Sunstone Hotel Investors, L.L.C., was $200,000. Messrs. Alter and Stougaard incurred debt to Westbrook Real Estate Fund III, L.P. and Westbrook Real Estate Co-Investment Partnership III, L.P., in connection with their purchases of interests in WB Hotel Investors, LLC. As of March 31, 2005, the principal amount outstanding for Mr. Alter was $326,351 and for Mr. Stougaard was $169,480. Those notes have an interest rate of 8.5% per annum and mature on August 31, 2007. A portion of distributions paid to Messrs. Alter and Stougaard at the time of our initial public offering was used to repay a portion of the notes.

Mr. Alter owns a 45.004% interest, Mr. Kline owns a 9.0454% interest and Mr. Stougaard owns a 9.0454% interest in Fund IV Sun Investors, LLC, which holds a 1.5% interest in Sunstone/WB Hotel Investors IV, LLC. Fund IV Sun Investors, LLC receives its pro rata share of all distributions until all contributed capital has been returned and specified returns have been achieved, at which point it then receives 12.5% of the distributions of Sunstone/WB Hotel Investors IV, LLC with the remainder distributed to all of the members on a pro rata basis until the other members have achieved specified returns, at which point Fund IV Sun Investors, LLC receives 20% of the distributions of Sunstone/WB Hotel Investors IV, LLC with the remainder being distributed pro rata among all of the members of Sunstone/WB Hotel Investors IV, LLC. Mr. Stougaard incurred debt to Westbrook Real Estate Fund IV, L.P. and Westbrook Real Estate Co-Investment Partnership IV, L.P. in connection with his purchase of interests in Sunstone/WB Hotel Investors IV, LLC. As of March 31, 2005, the principal amount outstanding was $17,164. This note has an interest rate of 6.0% per annum and matures on September 15, 2008. A portion of distributions paid to Mr. Stougaard at the time of our initial public offering was used to repay a portion of the note.

Mr. Alter owns a 50.0% interest and Mr. Kline owns a 25.0% interest in AKM Investment, LLC, which owns an 8.5% interest in Sunstone/WB Manhattan Beach, LLC. AKM Investment, LLC receives its pro rata share of all distributions until all contributed capital has been returned and specified returns have been achieved, at which point it then receives 7.5% of the distributions of Sunstone/WB Manhattan Beach, LLC, with the remainder distributed to all of the members on a pro rata basis until the other members have achieved specified returns, at which point AKM Investments, LLC receives 10% of the distributions of Sunstone/WB Manhattan Beach, LLC with the remainder being distributed pro rata among all of the members of Sunstone/WB Manhattan Beach, LLC. As described above, Messrs. Alter, Kline and Stougaard each indirectly own an interest in Sunstone/WB Hotel Investors IV, LLC, the other member of Sunstone/WB Manhattan Beach, LLC.

Excluded Properties

Two hotels included in continuing operations in our historical financial information, the JW Marriott, Cherry Creek, Colorado and the Embassy Suites Hotel, Los Angeles, California, were not contributed to us in connection with the initial public offering. The JW Marriott, Cherry Creek, Colorado continues to be owned primarily by an entity owned by Sunstone/WB Hotel Investors IV, LLC, with a minority interest in such entity owned by ABM Investment, LLC, an entity in which Mr. Alter continues to have an indirect interest, although he resigned as a managing member, director and officer of both that entity and ABM Investment, LLC. Messrs. Alter, Kline and Stougaard have interests in an entity that owns a minority interest in Sunstone/WB Hotel Investors IV, LLC. ABM Investment, LLC has agreed to purchase the JW Marriott, Cherry Creek, Colorado for $51.0 million as a result of which we did not receive an option to acquire the property which we would have received had ABM Investment, LLC not agreed to purchase the property. Mr. Alter was not involved in the decision by ABM Investment, LLC to proceed with the purchase and will not use any of his funds for the purchase. The Embassy Suites Hotel, Los Angeles, California was distributed to an entity controlled by Robert A. Alter. Both of these properties are managed by the Management Company. Set forth below is information about these properties.

Hotel	City	State	Chain Scale	Service Category	Rooms	Year Acquired	Date Opened
JW Marriott	Cherry Creek	Colorado	Upper upscale	Full Service	196	2004	June 1, 2004
Embassy Suites Hotel	Los Angeles	California	Upper upscale	Full Service	215	2000	October 16, 1990

Other Properties

Our executive officers and affiliates of the Contributing Entities also own interests in other hotels that are not included in our historical financial information, other than to the extent of acquisition or asset management fees paid to us, and that were not contributed to us in connection with the initial public offering. For example:

•	Messrs. Alter, Kline and Stougaard own a minority interest in the entity that owns the 338 room Doubletree, Nashville, Tennessee, the remainder of which is owned by an entity affiliated with Rockpoint Group, L.L.C., of which Mr. Paul is a Managing Principal.

•	Messrs. Alter, Kline and Stougaard own a minority interest in the entity that owns the 186 room Residence Inn by Marriott, Beverly Hills, California, the remainder of which is owned by an unaffiliated third party.

Some of our executive officers and affiliates of the Contributing Entities owned interests in other hotels from January 1, 2001 to December 31, 2004 that are not included in our historical financial information, other than to the extent of acquisition, asset management or disposition fees paid to us. Information about these hotels, all of which have been sold, is set forth below.

Hotel	Location	Rooms	Acquisition Date	Sale Date
Ritz Carlton	Manalapan, Florida	270	Fourth quarter of 2002	Fourth quarter of 2003
Limited-service portfolio(1)	Various	575	Second quarter of 2002	First quarter of 2004

(1)	Includes seven hotels located in the Southeastern United States with the following Marriott brand affiliations: SpringHill Suites (four hotels with 312 rooms), TownePlace Suites (two hotels with 184 rooms) and Fairfield Inn (one hotel with 79 rooms).

Investors Agreement

We entered into an investors agreement with the Contributing Entities. This agreement provides that the Contributing Entities, acting as a group, have the right to require our board of directors and nominating and corporate governance committee to nominate their designees to our board of directors, based upon their ownership interest in us at that time on a fully converted basis (i.e., the total number of shares of our common stock held by the Contributing Entities, assuming full conversion of all of their membership units in the operating partnership) as follows: (1) one of the nine directors so long as the Contributing Entities hold a more than 5% but less than 20% ownership interest in us; or (2) two of the nine directors so long as the Contributing Entities hold a 20% or greater ownership interest in us. If the number of directors on our board of directors increases, the number of directors that the Contributing Entities will have the right to require us to nominate shall also proportionately increase. These calculations do not include any shares of our common stock or membership units in our operating partnership acquired by any of the Contributing Entities after the initial public offering. We shall solicit proxies and the Contributing Entities shall vote in favor of the nominees pursuant to this agreement.

This agreement also provides for a waiver of the common stock ownership limit for the Contributing Entities and other limited information and other rights in accordance with applicable ERISA regulations, subject to tax laws applicable to REITs.

Registration Rights Agreement

We entered into a registration rights agreement with the Contributing Entities. The aggregate number of shares of our common stock and securities convertible into or exchangeable into shares of our common stock subject to the registration rights agreement will be 7,690,504 assuming all shares of common stock offered are sold in this offering. For more information on this agreement, see “Shares Eligible for Future Sale.”

Loans

In connection with the purchase of our predecessor public company by one of the Contributing Entities, on October 1, 1999, Sunstone Hotel Properties, Inc., the corporation that was sold to the Management Company as part of our restructuring that took place at the time of our initial public offering, entered into a promissory note in favor of Mr. Alter, due October 1, 2009, in a principal amount of $650,000, with interest payable at the rate of 8% per year. Concurrently, Mr. Alter entered into a promissory note in favor of Sunstone Hotel Properties, Inc., due October 1, 2009, in a principal amount of $650,000, with interest payable at the rate of 8% per year. Neither of these notes has been materially modified since July 30, 2002. Both of these notes were distributed with the Embassy Suites Hotel, Los Angeles, California to Alter SHP LLC at the time of our initial public offering as part of our restructuring.

On July 1, 2003, one of our subsidiaries loaned Mr. Kline $100,000 for relocation expenses pursuant to a promissory note with interest payable at the rate of 6% per year and a maturity of April 21, 2007. The subsidiary agreed to waive 25% of the original principal and accrued interest due to it on each succeeding April 21. In June 2004, the remaining $75,000 principal amount of the note was forgiven.

Insurance Arrangements

We participated in insurance arrangements with affiliates of Westbrook Real Estate Partners, L.L.C. These arrangements include our environmental policies, which also cover the hotels not contributed to us at the time of our initial public offering and the other hotels in which our executive officers and affiliates of the Contributing Entities own interests. We made payments of $6,000 in 2004, $283,000 in 2003 and $290,000 in 2002 to the insurance companies for costs under these arrangements. We obtained our own insurance following the initial public offering.

Transactions with Others

We purchase telecommunications equipment from Gemini Telemanagement Systems, or GTS, a telecommunications equipment provider based in Redwood City, California. Robert A. Alter’s brother, Richard Alter, is the majority stockholder in GTS, and Robert A. Alter is a 5.2% stockholder in GTS. We paid GTS $453,227 in 2005, $635,595 in 2004, $234,842 in 2003 and $6,000 in 2002 for equipment provided in the ordinary course of business on arm’s length terms.

INVESTMENT POLICIES AND

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders or, in the case of conflicts, by the independent members of our board of directors. Any change to any of these policies would be made by our board of directors, or, in the case of conflicts, by the independent members of our board of directors, however, only after a review and analysis of that change, in light of then existing business and other circumstances, and then only if, in the exercise of their business judgment, they believe that it is advisable to do so in our and our stockholders’ best interest.

Investment Policies

Investments in Real Estate or Interests in Real Estate

In evaluating future acquisitions of upper upscale and upscale hotels, we seek existing properties in markets with strong growth characteristics, substantial demand generators, reasonable barriers to entry and attractive demographics. We will consider future opportunities to acquire hotels on a case-by-case basis. In evaluating future acquisitions of properties other than upper upscale and upscale hotels, we will seek properties that have characteristics which present a compelling case for investment. In particular, our acquisition strategy will focus on hotels where our aggregate investment basis, which includes all acquisition, rebranding and renovation costs, will be below replacement costs. Examples may include properties which have high entry yields, properties that are outside of our target markets but are being sold as part of a portfolio package, properties that are debt-free or properties that provide substantial growth potential. We also may consider investments in other real estate properties, such as land, that are complementary to our hotels or may be developed into hotels or related properties.

Our policy is to acquire assets primarily for current income generation and future value appreciation. In general, our investment objectives are:

•	to enhance stockholder value over time by generating strong returns on invested capital;

•	to increase our value through increases in the cash flow and values of our properties;

•	to achieve long-term capital appreciation, and preserve and protect the value of our interest in our properties; and

•	to pay distributions to our stockholders.

Under our policy, there are no limitations on the amount or percentage of our total assets that may be invested in any one property or on the number or amount of debt that may be placed on any one property. Additionally, no limits have been set on the concentration of investments in any one location or facility type.

We plan to finance investments in real estate or interests in real estate with borrowings, including mortgage loans and mezzanine financings.

Investments in Real Estate Mortgages

We have not engaged in any significant investments in mortgages. Although we currently have no specific plans to do so, we may engage in mortgage investments in the future, in particular if such investments lead to the acquisition of the underlying property.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

We generally have not engaged in any significant investment activities in other entities. However, subject to the percentage of ownership limitations and gross income and asset tests necessary for REIT qualification, we may in the future invest in securities of entities engaged in real estate activities or securities of other issuers and we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties, which normally would include general or limited partnership interests in special purpose partnerships which own properties. We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies. Subject to the percentage of ownership limitations and asset test referred to above, there are no limitations on the amount or percentage of our total assets that may be invested in any one issuer. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act, and we intend to divest securities before any registration would be required.

We have not in the past acquired loans secured by properties and we have not engaged in trading, underwriting, agency distribution or sales of securities of other issuers. Other than in connection with the acquisition of the Renaissance Orlando, Florida, we currently have no specific additional plans to do so. However, we may engage in such activities in the future if we believe that they will be beneficial to our business as a whole.

Cash Management Policy

We have a short term cash management policy that allows us to invest our cash on hand in certain securities with a maximum average maturity of 90 days from issuers with specified credit ratings from at least two rating agencies.

Disposition Policies

Generally, we will consider dispositions of properties, subject to REIT qualification rules, if we determine that the sale of a property would be in our best interests based on the price being offered for the property, the operating performance of the property, the possible tax consequences of the sale and other factors and circumstances surrounding the proposed sale. We are more likely to sell properties where:

•	we can realize attractive pricing;

•	demand in the market in which the hotel is located is declining or static;

•	competition in the market requires substantial capital investment into a hotel that will not generate adequate returns; or

•	the hotel was acquired as a part of a portfolio and is not consistent with our business strategy.

Financing Policies

As disclosed elsewhere in this prospectus, we have incurred debt in order to fund operations and acquisitions. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and the ability of particular properties, and our company as a whole, to generate cash flow to cover expected debt service. Our financing strategy is to maintain a prudent level of debt with limited recourse if possible and to manage our variable interest rate exposure flexibly. We intend to finance future growth with the most advantageous source of capital available to us at the time of acquisition.

We may incur debt in the form of purchase money obligations to the sellers of properties or in the form of publicly or privately placed debt instruments, financing from banks, institutional investors or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in our properties.

This indebtedness may be recourse, non-recourse or cross-collateralized and, if recourse, that recourse may include our general assets and, if non-recourse, may be limited to the particular property to which the indebtedness relates. In addition, we may invest in properties subject to existing loans secured by mortgages or similar liens on the properties, or may refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings for working capital, to purchase additional interests in partnerships or joint ventures in which we participate, to refinance existing indebtedness or to finance acquisitions, expansion, redevelopment of existing properties or development of new properties. We may also incur indebtedness for other purposes when our board of directors determines it is advisable to do so. In addition, we may need to borrow to meet the taxable income distribution requirements under the Code if we do not have sufficient cash available to meet those distribution requirements.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold and we may engage in other mortgage or mezzanine lending activities. We may also make loans to joint ventures in which we or they participate or may participate in the future. We have not engaged in any significant lending activities in the past.

Equity Capital Policies

Subject to applicable law and the requirements for listed companies on the NYSE, our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of our stock or the number of shares of any class or series of our stock and to cause us to issue additional authorized shares of common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on those terms and for that consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to shares of common stock or other shares of our stock issued in any offering, and any offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, and we have not done so in the past, we may in the future issue common stock in connection with acquisitions. We also may issue partnership units in Sunstone Hotel Partnership in connection with acquisitions.

In some circumstances, we may purchase shares of our common stock in the open market or in private transactions with our stockholders, if our board of directors approves those purchases. Our board of directors has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable Federal and state laws and the applicable requirements for qualifying as a REIT.

In the future, we may institute a dividend reinvestment plan, or DRIP, which would allow our stockholders to acquire additional shares of our common stock by automatically reinvesting their cash distributions. Shares of our common stock would be acquired pursuant to the DRIP at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in the plan will continue to receive cash distributions as declared.

Conflict of Interest Policies

Our board of directors consists of nine directors, at least six of whom are independent directors within the meaning of the listing standards and rules of the NYSE. We adopted policies to reduce or eliminate potential conflicts of interest. However, we cannot assure you that the NYSE listing standards and rules or our policies will be successful in eliminating the influence of these conflicts.

We adopted a policy that the approval of our nominating and corporate governance committee is required for any transaction involving us and:

•	any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%; or

•	the Contributing Entities or their affiliates.

Corporate Opportunities

We adopted a code of business conduct and ethics, which provides that directors, officers and employees owe a duty to us to advance our business interests when the opportunity to do so arises. Among other things, our directors, officers and employees are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless we have already been offered the opportunity and turned it down, in which case our nominating and corporate governance committee must in any event approve the director, officer or employee interest therein. More generally, our directors, officers and employees are prohibited from using corporate property, information or position for personal gain.

Reporting Policies

We are subject to the information reporting requirements of the SEC. Pursuant to these requirements, we file periodic reports, proxy statements and other information, including certified financial statements, with the SEC.

Regulatory Compliance Policies

Regulatory compliance matters are overseen by one of our officers who is charged with responsibility for implementation of a corporate compliance plan that addresses employee conduct, conflict of interest, disclosure processes, corporate integrity, insider trading and other applicable polices governing business ethics and regulatory compliance.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock and membership units in Sunstone Hotel Partnership with respect to each executive officer named in the summary compensation table, all of our directors and executive officers as a group and each person known by us to be the beneficial owner of greater than a 5% interest in our common stock and membership units in Sunstone Hotel Partnership. Unless otherwise indicated, all shares of common stock and membership units in Sunstone Hotel Partnership are owned directly and the indicated person has sole voting and investment power.

Unless otherwise indicated, the address of each person is 903 Calle Amanecer, Suite 100, San Clemente, California 92673.

	Ownership Prior to This Offering					Ownership After This Offering
Name of Beneficial Owner	Number of Shares of Common Stock		Number of Membership Units	Percentage of Common Stock(1)	Shares Offered	Number of Shares of Common Stock		Number of Membership Units	Percentage of Common Stock(1)	Pro Forma Percentage(1)
Robert A. Alter(3)	228,711 157,895	(2)	—	*	—	228,711 157,895	(2)	—	*	*
Jon D. Kline(4)	19,110 88,816	(2)	—	*	—	19,110 88,816	(2)	—	*	*
Gary A. Stougaard(5)	14,863 69,079	(2)	—	*	—	14,863 69,079	(2)	—	*	*
Lewis N. Wolff	21,473		—	*	—	21,473		—	*	*
Z. Jamie Behar	—		—	*	—	—		—	*	*
Barbara S. Brown	5,233		—	*	—	5,233		—	*	*
Anthony W. Dona	5,233		—	*	—	5,233		—	*	*
Paul D. Kazilionis(6)	9,990,932		3,699,572	35.8%	6,000,000	3,990,932		3,699,572	18.7%	15.7%
Jonathan H. Paul(7)	9,990,932		3,699,572	35.8%	6,000,000	3,990,932		3,699,572	18.7%	15.7%
Keith P. Russell	5,233		—	*	—	5,233		—	*	*
David M. Siegel	5,233		—	*	—	5,233		—	*	*
All executive officers and directors as a group (11 persons)	10,296,021		3,699,572	36.6%	6,000,000	4,296,021		3,699,572	18.7%	15.7%
Westbrook Real Estate Partners, L.L.C.(8)	9,990,932		3,699,572	35.8%	6,000,000	3,990,932		3,699,572	19.4%	16.3%
Deutsche Bank AG and affiliated entities(9)	2,466,300		—	7.1%	—	2,466,300		—	6.6%	5.4%
Hunter Global Investors L.P., Duke Buchan III and affiliated entities(10)	1,943,600		—	5.6%	—	1,943,600		—	5.2%	4.3%
Capital Growth Management Limited Partnership(11)	1,940,000		—	5.6%	—	1,940,000		—	5.2%	4.3%
Capital Research and Management Company and The Income Fund of America, Inc.(12)	1,910,000		—	5.5%	—	1,910,000		—	5.1%	4.2%

*	Represents less than 1% of the number of shares of our common stock and membership units in Sunstone Hotel Partnership.
(1)	We have based our calculation of the percentage of beneficial ownership prior to this offering on 34,542,489 shares of common stock outstanding on May 15, 2005 and 3,699,572 membership units in Sunstone Hotel Partnership that may, subject to limits in the operating agreement, be exchanged for cash or, at our option, shares of our common stock on a one for one basis commencing October 27, 2005, and after this offering based on those numbers plus the 3,000,000 shares of common stock we are selling in this offering. We have based our calculation of pro forma percentage on the 34,533,321 shares of common stock and 3,699,572 membership units outstanding at March 31, 2005 and the 3,000,000 shares of common stock we are selling in this offering and giving effect to the proposed issuances of 3,750,000 shares of common stock and 4,102,564 shares of series C preferred stock (as if converted into shares of common stock on a one-for-one basis) as described in “Summary—Recent Developments.”
(2)	Represents unvested restricted stock units granted under our 2004 long-term incentive plan for which shares of common stock will be issued upon vesting.
(3)	Mr. Alter also owns interests in members of Sunstone Hotel Investors, L.L.C., Sunstone/WB Hotel Investors IV, LLC, Sunstone/WB Manhattan Beach, LLC and WB Hotel Investors, LLC. Mr. Alter does not have voting or disposition control over the securities held by those entities.

(4)	Mr. Kline also owns interests in Sunstone/WB Hotel Investors IV, LLC and Sunstone/WB Manhattan Beach, LLC. Mr. Kline does not have voting or disposition control over the securities held by these entities.
(5)	Mr. Stougaard also owns interests in Sunstone Hotel Investors, L.L.C. and in a member of Sunstone/WB Hotel Investors IV, LLC and WB Hotel Investors, LLC. Mr. Stougaard does not have voting or disposition control over the securities held by these entities.
(6)	Mr. Kazilionis is a Managing Principal of Westbrook Real Estate Partners, L.L.C., which is a managing member of the general partner of an entity with ownership interests in Sunstone Hotel Investors, L.L.C., Sunstone/WB Hotel Investors IV, LLC, Sunstone/WB Manhattan Beach, LLC and WB Hotel Investors, LLC, but disclaims any beneficial interest in the shares held by these entities other than to the extent of his pecuniary interest.
(7)	Mr. Paul is a Managing Principal of Westbrook Real Estate Partners, L.L.C., which is a managing member of the general partner of an entity with ownership interests in Sunstone Hotel Investors, L.L.C., Sunstone/WB Hotel Investors IV, LLC, Sunstone/WB Manhattan Beach, LLC and WB Hotel Investors, LLC, but disclaims any beneficial interest in the shares held by these entities other than to the extent of his pecuniary interest.
(8)	Westbrook Real Estate Partners, L.L.C. is the managing member of the general partners of entities that have the right to appoint a majority of the members of the executive committees of the Contributing Entities (Sunstone Hotel Investors, L.L.C., Sunstone/WB Hotel Investors IV, LLC, Sunstone/WB Manhattan Beach, LLC and WB Hotel Investors, LLC). Voting and investment control of the securities owned by the Contributing Entities is held by executive committees, of which Messrs. Alter, Kazilionis and Paul, among others, are members. Voting and investment control of the securities owned by Westbrook Real Estate Partners, L.L.C. is held by a committee, of which Messrs. Kazilionis and Paul, among others, are members. The address for these entities is 13155 Noel Road, LB 54, Suite 700, Dallas, Texas 75240.
(9)	RREEF America, L.L.C. beneficially owns 2,454,900 shares. Deutsche Bank Trust Company Americas beneficially owns 11,400 shares. Both RREEF America, L.L.C. and Deutsche Bank Trust are subsidiaries of Deutsche Bank AG. The address for Deutsche Bank AG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany. Based on information provided by Deutsche Bank AG, RREEF America, L.L.C. and Deutsche Bank Trust Company Americas in a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005.
(10)	Hunter Global Associates L.L.C., as general partner of Hunter Global Investors Fund I L.P. and Hunter Global Investors Fund II L.P., beneficially owns 530,610 shares. Hunter Global Investors L.P., as investment manager of Hunter Global Investors Fund I L.P., Hunter Global Investors Fund II L.P., HG Holdings Ltd. and HG Holdings II Ltd., beneficially owns 1,943,600 shares. Duke Buchan III, as senior managing member of Hunter Global Associates L.L.C., and as the sole member of the general partner of Hunter Global Investors L.P. beneficially owns 1,943,600. Hunter Global Investors Fund I L.P. beneficially owns 509,230. Hunter Global Investors Fund II L.P. beneficially owns 21,380 shares. The address for each of these entities and Mr. Buchan is 485 Madison Avenue, 22nd Floor, New York, New York 10022. Based on information provided by these entities and Mr. Buchan in a Schedule 13G/A filed with the Securities and Exchange Commission on February 11, 2005.
(11)	The address for Capital Growth Management Limited Partnership is One International Place, Boston, MA 02110. Based on information provided by Capital Growth Management Limited Partnership in Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005.
(12)	The address for Capital Research and Management Company and The Income Fund of America, Inc. is 333 South Hope Street, Los Angeles, California 90071. Based on information provided by Capital Research and Management Company in Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005.

DESCRIPTION OF STOCK

Rights of our stockholders are governed by the Maryland General Corporation Law, or MGCL, our charter and our bylaws. The following is a summary of the provisions of our capital stock and describes certain provisions of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Our charter provides that we are authorized to issue 500,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. Our board, without any action by our stockholders, may amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

As of April 1, 2005, there were 34,533,321 shares of our common stock issued and outstanding. Our common stock is listed on the NYSE under the symbol “SHO.”

Distributions. Subject to provisions of law and the preferential rights of any other class or series of stock and the restrictions on transfer of stock as provided in our charter, the holders of our common stock are entitled to receive distributions when, as and if authorized by our board of directors and declared by us out of assets legally available therefor. We will pay those distributions either in cash or otherwise at the rate and on the date or dates designated by our board of directors.

Liquidation preference. Upon the occurrence of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, and subject to the liquidation preferences of any outstanding class or series of stock, the holders of our common stock are entitled to receive their proportionate share of all assets available for distribution.

Voting rights. Subject to the restrictions on transfer of stock in our charter, holders of our common stock are entitled to one vote for each share of our common stock held on every matter submitted to a vote of stockholders. Except as otherwise required by law or the terms of any outstanding class or series of stock, the holders of our common stock have sole voting power. Holders of our common stock do not have cumulative voting rights in the election of directors, which means that the holders of a majority of the shares of our outstanding common stock, voting as a single class, may elect all of the directors and the holders of the remaining shares of our common stock are not able to elect any directors.

Preemptive Rights of Certain Stockholders. We agreed in the stock purchase agreement with BIP REIT Limited that if we offer to sell common stock prior to the completion of the offering to BIP, we will offer to sell to BIP shares of common stock up to an amount that would permit BIP to maintain the same percentage of common stock ownership that it would have had at the signing of its stock purchase agreement. BIP has the right to purchase these shares at a purchase price that is equal to 95% of the average daily closing price for the 10 business days immediately preceding the closing of the subsequent offering. We expect BIP to purchase an additional 294,000 shares of our common stock pursuant to this provision. We agreed in the stock purchase agreement with Security Capital Preferred Growth Incorporated that if we offer to sell common stock or any security convertible into, or exchangeable for, common stock within 180 days of the execution of its stock purchase agreement, Security Capital has the right to purchase, upon the same terms and conditions as the other purchasers (minus the amount of any underwriting discounts, commissions or similar fees), the same securities in an amount up to 10% of the aggregate amount being offered. For further information on the transactions in which these rights were granted to BIP and Security Capital, see “Summary—Recent Developments.”

Other rights. Holders of shares of our common stock have no conversion, sinking fund, redemption, exchange or appraisal rights and except as described above have no preemptive rights to subscribe for any of our securities.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series. Prior to issuance of shares of each series, our board of directors is required by the MGCL and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

8.0% Series A Cumulative Redeemable Preferred Stock

Rank. The series A preferred stock ranks, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding-up of our affairs, senior to all classes or series of our common stock.

Dividends. Subject to the preferential rights of any security senior to the series A preferred stock as to dividends, the holders of series A preferred stock are entitled to receive, when, as, and if authorized by our board of directors and declared by us out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.0% per annum of the $25.00 liquidation preference per share of the series A preferred stock (equivalent to an annual rate of $2.00 per share of the series A preferred stock).

Accrued but unpaid dividends on the series A preferred stock will accumulate as of the dividend payment date on which they first became payable. Dividends on the series A preferred stock will accrue whether or not:

•	we have earnings;

•	there are funds legally available for the payment of those dividends; or

•	those dividends are authorized or declared.

Except as described in the next paragraph, unless full cumulative dividends on the series A preferred stock for all past dividend periods and the then current dividend period shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash is set apart for payment, we will not:

•	declare or pay or set aside for payment of dividends, and we will not declare or make any distribution of cash or other property, directly or indirectly, on or with respect to any shares of our common stock for any period; or

•	redeem, purchase or otherwise acquire for any consideration, or make any other distribution of cash or other property, directly or indirectly, on or with respect to, or pay or make available any monies for a sinking fund for the redemption of, any of our common stock.

The foregoing sentence, however, will not prohibit:

•	dividends payable solely in capital stock ranking junior to the series A preferred stock;

•	the conversion into or exchange for other shares of any class or series of capital stock ranking junior to the series A preferred stock; and

•	our purchase of shares of series A preferred stock, preferred stock ranking on parity with the series A preferred stock as to payment of dividends or capital stock or equity securities ranking junior to the series A preferred stock pursuant to our charter to the extent necessary to preserve our status as a REIT.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, before any distribution or payment shall be made to holders of our common stock, the holders of shares of series A preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders, after payment or provision for our debts and other liabilities, a liquidation preference of $25.00 per share of series A preferred stock, plus an amount equal to any accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of series A preferred stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding-up of our affairs.

Optional Redemption. Shares of series A preferred stock are not redeemable prior to March 17, 2010. We are entitled, however, pursuant to the articles supplementary classifying the series A preferred stock, to purchase shares of the series A preferred stock in order to preserve our status as a REIT for federal or state income tax purposes at any time. On and after March 17, 2010, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends (whether or not declared) up to and including the date fixed for redemption, without interest, to the extent we have funds legally available for that purpose.

All shares of the series A preferred stock that we redeem or repurchase will be retired and restored to the status of authorized but unissued shares of preferred stock, without designation as to series or class.

No Maturity, Sinking Fund or Mandatory Redemption. The series A preferred stock has no maturity date and we are not required to redeem the series A preferred stock at any time. Accordingly, the series A preferred stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our redemption right. The series A preferred stock is not subject to any sinking fund.

Limited Voting Rights. Holders of the series A preferred stock generally do not have any voting rights, except as set forth below.

If dividends on the series A preferred stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of the series A preferred stock (voting together as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote at a special meeting or at our next annual meeting and each subsequent annual meeting of stockholders, for the election of two additional directors to serve on our board of directors (which we refer to as a preferred stock director), until all unpaid dividends and the dividend for the then current period with respect to the series A preferred stock and any other class or series of parity preferred stock have been paid or declared and a sum sufficient for the payment thereof set aside for payment. In such a case, the number of directors serving on the board of directors will be increased by two members. The preferred stock directors will be elected by a plurality of the votes cast in the election to serve until our next annual meeting and until his successor is duly elected and qualified or until the director’s right to hold the office terminates, whichever occurs earlier.

If and when all accumulated dividends and the dividend for the current dividend period on the series A preferred stock shall have been paid in full or a sum sufficient for such payment is irrevocably deposited in trust for payment, the holders of the series A preferred stock shall be divested of the voting rights set forth above (subject to revesting in the event of each and every preferred dividend default) and, if all dividends in arrears and the dividends for the current dividend period have been paid in full or set aside for payment in full on all other classes or series of parity preferred stock, the term and office of such preferred stock directors so elected will terminate and the entire board of directors will be reduced accordingly.

In addition, so long as any shares of series A preferred stock remain outstanding, we will not, without the consent or the affirmative vote of the holders of at least two-thirds of the outstanding shares of series A preferred stock and each other class or series of preferred stock ranking on parity with the series A preferred stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up, voting as a single class, given in person or by proxy, either in writing or at a meeting:

•	authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking senior to such series A preferred stock with respect to payment of dividends, or the distribution of assets upon the liquidation, dissolution or winding-up of our affairs, or reclassify any of our authorized stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•	amend, alter or repeal the provisions of our charter or the terms of the series A preferred stock, whether by merger, consolidation, transfer or conveyance of substantially all of its assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the series A preferred stock;

except that with respect to the occurrence of any of the events described in the second bullet point immediately above, so long as the series A preferred stock remains outstanding with the terms of the series A preferred stock materially unchanged, taking into account that, upon the occurrence of an event described in the second bullet point above, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of series A preferred stock, and in such case such holders shall not have any voting rights with respect to the events described in the second bullet point immediately above. Furthermore, if the holders of the series A preferred stock receive the greater of the full trading price of the series A preferred stock on the date of an event described in the second bullet point immediately above or the liquidation preference pursuant to the occurrence of any of the events described in the second bullet point immediately above, then such holders shall not have any voting rights with respect to the events described in the second bullet point immediately above.

8.0% Series B Cumulative Redeemable Preferred Stock

The series B preferred stock was issued concurrently with the series A preferred stock and had identical terms and rights as the series A preferred stock. All of the outstanding shares of series B preferred were exchanged for shares of series A preferred on a one-for-one basis in May 2005. At the time of this offering, there are no shares of series B preferred stock outstanding.

Series C Cumulative Convertible Redeemable Preferred Stock

Upon the consummation of the offering to Security Capital Preferred Growth Incorporated, as described under “Summary—Recent Developments,” 4,102,564 shares of preferred stock will be classified and designated as Series C preferred stock.

Rank. When issued, the series C preferred stock will rank, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding-up of our affairs, senior to all classes or series of our common stock and any class or series of stock junior to the series C preferred stock. The series C preferred stock will rank on parity with our series A preferred stock.

Dividends. Subject to the preferential rights of any security senior to the series C preferred stock as to dividends, the holders of series C preferred stock will be entitled to receive, when and as authorized by our board of directors and declared by us out of funds legally available for the payment of dividends, cash dividends at the rate of $0.393 per share of series C preferred stock per quarter. Holders of series C preferred stock will also be entitled to a ratchet dividend per share equal to the amount by which the dividends on our common stock exceed $0.339 per share per quarter. Holders of series C preferred stock will also be entitled to a special dividend equal to any special or extraordinary dividend payable to holders of our common stock. For any period during which dividends on the series C preferred stock have been in arrears for four or more quarters or for which we are in violation of our financial covenants, holders of our series C preferred stock will be entitled to a default dividend equal to 0.5% per quarter of the liquidation preference.

Accrued but unpaid dividends on the series C preferred stock will accumulate as of the dividend payment date on which they first became payable. Dividends on the series C preferred stock will accrue whether or not:

•	we have earnings;

•	there are funds legally available for the payment of those dividends; or

•	those dividends are authorized or declared.

As long as any series C preferred stock is outstanding, we will be prohibited from declaring, paying or setting apart for payment dividends on any class or series of securities that ranks on parity with the series C preferred stock unless full cumulative dividends on the series C preferred stock have been or are contemporaneously declared and paid or declared and a sum sufficient for payment set apart. If we have insufficient funds to do so, then any dividends declared must be allocated ratably in proportion to the respective amounts of accumulated and unpaid dividends on the series C preferred stock and such other securities.

As long as any series C preferred stock is outstanding, we will be prohibited from declaring, paying or setting apart for payment dividends on any class or series of securities that ranks junior to the series C preferred stock or from redeeming any securities junior to the series C preferred stock unless (i) the full cumulative dividends on all outstanding series C preferred stock have been contemporaneously declared and paid and (ii) we are not in violation of our financial covenants.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, before any distribution or payment shall be made or set apart for the holders of our common stock or any other junior securities, the holders of shares of series C preferred stock will be entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $24.375 per share of series C preferred stock, plus an amount equal to any accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of series C preferred stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding-up of our affairs.

Optional Redemption by Us. Shares of series C preferred stock will not be redeemable prior to the fifth anniversary of the date those shares are issued. On and after the fifth anniversary of the date on which the series C preferred stock is issued, we may, at our option, upon not less than 30 nor more than 90 days’ written notice, redeem the series C preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $24.375 per share, plus all accumulated, accrued and unpaid dividends (whether or not earned or declared) up to and including the date fixed for redemption, without interest, out of our funds that are legally available for that purpose.

Redemption at the Option of the Holder. If at any time (i) we experience a specified change of control, (ii) we cease to qualify as a REIT or take certain steps towards electing not to be treated as a REIT, or (iii) our common stock ceases to be listed on the NYSE or the NASDAQ National Market, holders of our series C preferred stock will have the right, to the extent we have funds legally available therefore, to require us to redeem any or all of the series C preferred stock at a purchase price of $24.375 per share plus all accumulated, accrued and unpaid dividends (whether or not earned or declared).

All shares of the series C preferred stock that we redeem or repurchase will be retired and restored to the status of authorized but unissued shares of preferred stock, without designation as to series or class.

Conversion. Holders of the series C preferred stock will have the right at any time to convert all or a portion of their series C preferred stock into shares of our common stock on a one-for-one basis. The conversion ratio will be adjusted to reflect certain events, including stock splits, short-term rights offerings, the distribution of any securities to holders of common stock and the distributions of rights or warrants to all holders of common stock. Upon any conversion of our series C preferred stock, we will pay in cash to the holder of such series C preferred stock any accumulated, accrued and unpaid dividends (whether or not earned or declared) with respect to any full dividend payment periods and a prorated dividend (whether or not earned or declared) for the period in which the conversion occurred.

No Maturity or Sinking Fund. The series C preferred stock will have no maturity date. Accordingly, the series C preferred stock will remain outstanding indefinitely, unless redeemed or converted as described above. The series C preferred stock will not be subject to any sinking fund.

Voting Rights. Holders of the series C preferred stock generally will be entitled to vote on an as-converted basis, voting as a single class together with the holders of our common stock, on all matters to be voted upon by our stockholders.

If we violate the financial covenants set out in the charter for the series C preferred stock for four consecutive quarters, then the holders of our series C preferred stock, voting separately as a class, will be permitted to elect one member of our board of directors at a special meeting or at our next annual meeting and each subsequent annual meeting of stockholders until the financial covenant violation has been cured for one quarter.

If dividends on the series C preferred stock are in arrears for two or more quarterly periods, holders of the series C preferred stock, voting separately as a class, will be entitled to vote at a special meeting or at our next annual meeting and each subsequent annual meeting of stockholders, for the election of two directors to serve on our board of directors, until all unpaid dividends and the dividend for the then current period with respect to the series C preferred stock have been paid or declared and a sum sufficient for the payment thereof set aside for payment. Holders of the series C preferred will only be permitted to elect a maximum of two directors pursuant to the rights described in this paragraph and the preceding paragraph.

If and when all accumulated dividends and the dividend for the current dividend period on the series C preferred stock have been paid in full or we have cured the financial covenant violation, the holders of the series C preferred stock will be divested of the voting rights set forth above and the term and office of such preferred stock directors so elected will terminate and the entire board of directors will be reduced accordingly.

In addition, so long as any shares of series C preferred stock remain outstanding, we will not, without the consent or the affirmative vote of the holders of at least 67% of the outstanding shares of series C preferred stock (or, in the case of the third bullet below, at least a majority of the series C preferred stock), voting as a single class, given in person or by proxy, either in writing or at a meeting:

•	issue (i) any stock or other equity security ranking senior to such series C preferred stock with respect to payment of dividends, or the distribution of assets upon the liquidation, dissolution or winding-up of our affairs, or (ii) any stock or other equity security which is redeemable at the option of the holder on terms more favorable than those of the series C preferred stock;

•	amend, alter or repeal any provisions of our charter or the terms of the series C preferred stock in any way that materially adversely affects the voting powers, rights, preferences or other terms or privileges of the series C preferred stock; or

•	merge or consolidate with another entity in which we are not the surviving entity and each holder of series C preferred stock does not receive shares of the surviving corporation with substantially similar rights, preferences, powers and other terms in the surviving corporation as the series C preferred stock have with respect to us (except for changes that do not materially and adversely affect the holders of the series C preferred stock).

Restrictions on Ownership and Transfer

To qualify as a REIT under Sections 856 through 859 of the Code, we must meet certain requirements concerning the ownership of our outstanding shares of equity stock. Specifically, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). This ownership restriction is commonly referred to as the “5/50 Test.” Additionally, the shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Accordingly, we have various restrictions on the ownership of shares of our capital stock to ensure that these tests are met.

To protect us against the risk of losing our status as a REIT due to a concentration of ownership among our stockholders, and to otherwise address concerns related to a concentrated ownership of capital stock, our charter, subject to certain exceptions, provides that no single person, may “beneficially own” or “constructively own” more than 9.8% (in number or value whichever is more restrictive) of the aggregate outstanding shares of common stock or more than 9.8% value of the aggregate outstanding shares of our capital stock. Our board of directors may waive or modify the ownership limits with respect to one or more persons if it is satisfied that ownership in excess of this limit would not jeopardize our status as a REIT for U.S. federal income tax purposes. The board of directors may require that such person provide a ruling from the IRS or an opinion of counsel to determine or ensure our status as a REIT in circumstances where it has received a request for exemption and is unable to satisfy itself that the ownership limitations will not be violated.

Stock owned, deemed to be owned or transferred to a stockholder in excess of the 9.8% ownership limits will be automatically transferred, by operation of law, to a trust, the beneficiary of which shall be a qualified charitable organization.

Each share of stock transferred to the trust will be entitled to the same dividends and distributions (as to both timing and amount) as may be authorized by our board of directors on other shares of the same class or series. The trustee, as record holder of the shares of stock, will be entitled to receive all dividends and distributions and will hold all such dividends or distributions in trust for the benefit of the beneficiary. The “prohibited owner,” with respect to such shares of stock, will be required to repay to the trust the amount of any dividends or distributions received by it that are attributable to any such shares the record date of which was on or after the date that such shares were transferred to the trust. We will take all measures that we determine reasonably necessary to recover the amount of any such dividend or distribution paid to a prohibited owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares beneficially or constructively owned by such person who, but for these provisions, would own the shares of stock that were transferred to the trust, and, as soon as reasonably practicable following our receipt or withholding thereof, shall pay over to the trust for the benefit of the beneficiary the dividends so received or withheld, as the case may be.

In addition to the foregoing transfer restrictions, and as more fully explained in our charter, shares of stock transferred to the trust will be deemed to have been offered for sale to the company or its designee, at a price per share equal to the lesser of (1) the price per share in the transaction that caused such shares to be transferred to the trust, or (2) the market price on the date we, or our designee, accepts such offer. We will have the right to accept such offer for a period of 90 days.

The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interest for us to continue to qualify as a REIT. Furthermore, our board of directors may, in its sole discretion, waive or modify the ownership limits with respect to one or more persons if they are satisfied that ownership in excess of this limit will not jeopardize our qualification as a REIT, and the board of directors otherwise decides that such action is in our stockholders’ best interest.

Our stockholders are required to disclose to us in writing any information with respect to their ownership of our capital stock that we may request to determine our status as a REIT and to ensure compliance with the ownership limits.

The ownership limits may have the effect of delaying, deferring or preventing a change of control of us.

Other Matters

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following is a summary of the provisions of Maryland law applicable to us and of our charter and bylaws. For more detail, we refer you to Maryland law, including the MGCL, our charter and our bylaws. We have filed our charter and bylaws as exhibits to the registration statement of which this prospectus is a part.

Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot amend its charter, unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of amendments by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of amendments to our charter by a majority of the votes entitled to be cast on the matter. Our board of directors has the exclusive power to adopt, alter or repeal any provisions of our bylaws and make new bylaws, except with respect to amendments to the provisions of our bylaws regarding our opt out of the Maryland business combination and control share acquisition statutes.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders are to be held each year at a date and time as determined by our board of directors. Special meetings of stockholders may be called only by a majority of our directors, our Chairman, our Chief Executive Officer or our President and must be called by our Secretary upon the written request of the holders of a majority of the shares of our common stock entitled to vote at a meeting. The date, time and place of any special meetings will be set by our board of directors. Our bylaws provide that with respect to special meetings of our stockholders, only the business specified in our notice of meeting may be brought before the meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by our board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving notice by the stockholder as required by the bylaws and at the time of the meeting and who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (x) pursuant to our notice of the meeting, (y) by our board of directors or (z) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is a stockholder of record both at the time of giving notice by the stockholder as required by the bylaws and at the time of the meeting and who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, they may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Board of Directors

Our board of directors currently consists of nine directors. The number of directors may be established by our board of directors from time to time but may not be fewer than the minimum number required by the MGCL (which currently is one). Under our charter and bylaws, we have elected to be subject to certain provisions of Maryland law which vest in our board of directors the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board even if the remaining directors do not constitute a quorum.

Our directors serve one-year terms and until their successors are elected and qualify and thus be subject to election annually. Holders of shares of our common stock do not have the right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a plurality of the votes cast at the meeting will be able to elect all of the successors of the directors.

Any vacancy will be filled, including any vacancy created by an increase in the number of directors, at any regular meeting or at any special meeting called for the purpose, by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director appointed to fill a vacancy shall hold office until the next annual meeting and until his or her successor is duly elected and qualified.

Removal of Directors

Our charter provides that a director may be removed, with or without cause, upon the affirmative vote of a majority of the votes entitled to be cast in the election of directors. Absent removal of all of our directors, this provision, when coupled with the provision in our bylaws authorizing our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors, except upon an affirmative majority vote, and filling the vacancies created by such removal with their own nominees.

Extraordinary Transactions

Under Maryland law, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by a majority of the votes entitled to be cast on the matter. Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Maryland law also does not require approval of the stockholders of a parent corporation to merge or sell all or substantially all of the assets of a subsidiary entity. Because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary may be able to merge or sell all or substantially all of its assets without a vote of the corporation’s stockholders. Maryland law also permits the merger of a 90% or more owned subsidiary with or into its parent corporation without stockholder approval if (1) the charter of the successor in the merger is not amended other than to change its name, the name or other designation or the par value of any class or series of its stock or the aggregate par value of its stock and (2) the contract rights of any stock of the successor issued in the merger in exchange for stock of the other corporation participating in the merger are identical to the contract rights of the stock for which it is exchanged.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10% or more of the voting power of our stock; or

•	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.

A person is not an interested stockholder if our board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then outstanding shares of voting stock; and

•	two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. We have opted out of the business combination provisions of the MGCL by resolution of our board of directors and our bylaws contain a provision providing that we may not opt in without approval of our shareholders.

Control Share Acquisitions

With certain exceptions, the MGCL provides that “control shares” of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiring person or by our officers or directors who are our employees. Control shares are voting shares which, if aggregated with all other shares owned or voted by the acquiror, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition by any person of ownership or voting power of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares in question. If no request for a meeting is made, we may present the issue at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror may then vote a majority of the shares entitled to vote, then all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our charter or bylaws.

Our bylaws contain a provision exempting any and all acquisitions of our stock from the control share provisions of Maryland law. We may not repeal this provision without approval of our stockholders.

Maryland Unsolicited Takeover Act

The MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a majority requirement for the calling of a special meeting of stockholders.

Our charter and bylaws (1) vest in our board of directors the exclusive power to fix the number of directorships and (2) require, unless called by our Chairman, Chief Executive Officer, President or board of directors, the request of holders of a majority of outstanding shares to call a special meeting. We also have elected to be subject to the provisions of Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. We do not have a classified board or require a two-thirds vote for removal of any director from our board of directors.

Limitation of Liability and Indemnification

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves us to indemnify (1) any present or former director or officer or (2) any individual who, while a director or officer and, at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, employee or agent, against any claim or liability arising from service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us to provide such indemnification and advance of expenses. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our predecessor in any of the capacities described above and any employee or agent of us or our predecessor.

Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, against reasonable expenses incurred in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of our Charter and Bylaws

If the resolution of our board of directors and the applicable provisions in our bylaws exempting us from the business combination provisions and the control share acquisition provisions of the MGCL are rescinded, the business combination provisions and the control share acquisition provisions of the MGCL, the provisions of our charter on removal of directors and the advance notice provisions of our bylaws and certain other provisions of our charter and bylaws and the MGCL could delay, defer or prevent a change in control of us or other transactions that might involve a premium price for holders of our common stock or otherwise be in their best interest.

REIT Status

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election if it determines that it is no longer in our best interest to continue to qualify as a REIT. If our board of directors so determines, the restrictions set forth in the section above entitled “Description of Stock—Restrictions on Ownership and Transfer” will no longer apply.

DESCRIPTION OF THE

OPERATING AGREEMENT OF SUNSTONE HOTEL PARTNERSHIP, LLC

The following is a summary of the material provisions of the limited liability company agreement for Sunstone Hotel Partnership, LLC, which we refer to as the operating agreement. For more detail, we refer you to the operating agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Management of Sunstone Hotel Partnership

Sunstone Hotel Partnership is a Delaware limited liability company that was formed in June 2004. We are the sole managing member of Sunstone Hotel Partnership and conduct substantially all of our business in or through it. As sole managing member of Sunstone Hotel Partnership, we exercise exclusive and complete responsibility and discretion in its day-to-day management and control. We can cause Sunstone Hotel Partnership to enter into certain major transactions including acquisitions, dispositions and financings, subject to certain limited exceptions. The non-managing members of Sunstone Hotel Partnership have no right to participate in or exercise control or management power over our business and affairs, except as otherwise expressly provided in the operating agreement and as required by applicable law. Provisions of the operating agreement restrict our ability to engage in a business combination as more fully described in “—Termination Transactions” below.

The non-managing members of our operating partnership expressly acknowledged that we, as managing member of our operating partnership, are acting for the benefit of the operating partnership, the non-managing members and our stockholders collectively. We are under no obligation to give priority to the separate interests of the non-managing members or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on the one hand and the non-managing members on the other hand, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the non-managing members will be resolved in favor of our stockholders. We are not liable under the operating agreement to our operating partnership or to any non-managing members for monetary damages or losses sustained, liabilities incurred, or benefits not derived by the non-managing members in connection with such decisions provided that we have acted in good faith.

The operating agreement provides that all our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through Sunstone Hotel Partnership, and that Sunstone Hotel Partnership must be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT.

Transferability of Interests

As managing member, we may not voluntarily withdraw from Sunstone Hotel Partnership or transfer or assign all or any portion of our interest in Sunstone Hotel Partnership, except:

•	in the event that we purchase shares of our common stock, then we shall cause Sunstone Hotel Partnership to purchase from us an equal number of membership units; or

•	in connection with a transaction described in “—Termination Transactions” below.

The non-managing members may transfer all or any portion of their interests without our prior written consent, provided that: (1) such transfer would not require filing of a registration agreement under the Securities Act, or otherwise violate any applicable Federal or state securities laws or regulations; (2) such transfer would not result in the sum of the percentage of interests in membership units transferred during Sunstone Hotel Partnership’s taxable year exceeding 2% of the total membership units of Sunstone Hotel Partnership, subject to certain exceptions; and (3) any transferee desiring to become a substituted non-managing member must furnish to us evidence of acceptance of all of the terms and conditions of the operating agreement and such other documents and instruments as we may reasonably require.

Amendments to the Operating Agreement

Amendments to the operating agreement may be proposed by us, as managing member, or by non-managing members owning at least 25% of the membership units held by non-managing members.

Generally, the operating agreement may be amended with the approval of us as managing member and the consent of non-managing members holding a majority of the membership units of the non-managing members. As managing member, we have the power to unilaterally make certain amendments to the operating agreement without obtaining the consent of the non-managing members as may be required to:

•	add to our obligations as managing member or surrender any right or power granted to us as managing member for the benefit of the non-managing members;

•	set forth the rights, powers, duties and preferences of the holders of any additional membership units issued pursuant to the operating agreement;

•	reflect the issuance of additional membership units or the admission, substitution, termination or withdrawal of members in accordance with the terms of the operating agreement;

•	reflect a change of an inconsequential nature that does not adversely affect the non-managing members in any material respect, or cure any ambiguity, correct or supplement any provisions of the operating agreement not inconsistent with law or with other provisions of the operating agreement;

•	satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a Federal or state agency or contained in Federal or state law;

•	reflect changes that are reasonably necessary for us, as managing member, to maintain our status as a REIT; or

•	modify the manner in which capital accounts are computed in order to comply with tax regulations.

Amendments that would, among other things, convert a non-managing member’s interest into a managing member’s interest, modify the limited liability of a non-managing member, alter a member’s right to receive any distributions or allocations of profits or losses, alter or modify the redemption rights described below, cause the termination of Sunstone Hotel Partnership prior to the time set forth in the operating agreement, or amend provisions that require the consent of adversely affected members, must be approved by each non-managing member that would be adversely affected by such amendment.

In addition, there are certain other provisions of the operating agreement that we, as managing member, may not amend without the written consent of non-managing members holding two-thirds of the membership units. For example, we may not amend any of the provisions of the operating agreement regarding:

•	our removal;

•	limitations on our outside activities;

•	our liability;

•	transfer of our managing member’s interest;

•	judicial dissolution;

•	when consent of an adversely affected non-managing member is required to amend the operating agreement;

•	when consent by a majority of non-managing membership interests is required for amendment of the operating agreement; or

•	meetings of members.

Distributions to Members

The operating agreement provides that members are entitled to receive quarterly distributions of available cash up to their accumulated preferred return as determined by the managing member first on a pro rata basis to holders of series A preferred units in accordance with their ownership of series A preferred units (and ownership of series C preferred units if issued), and second to holders of common units in each case subject to distributions made to any class of additional membership interests which are entitled to a preference on the distribution of available cash.

Redemption and Exchange Rights

Non-managing members who acquired units at the time of our initial public offering have the right, commencing on or after the date which is 12 months after the completion of the initial public offering, to require Sunstone Hotel Partnership to redeem part or all of their membership units for a cash amount based upon the fair market value of a equivalent number of shares of our common stock at the time of the redemption (adjusted for stock splits or combinations and stock dividends or distributions of our common stock). The aggregate number of membership units held by non-managing members is 3,699,572.

As managing member, we may elect to acquire those units in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits or combination and stock dividends or distributions. We presently anticipate that we will elect to issue shares of our common stock in exchange for units in connection with each redemption request, rather than having Sunstone Hotel Partnership redeem the units for cash. If we issue shares of common stock in exchange for units, the number of shares of our common stock outstanding will increase. With each redemption or exchange, we increase our percentage ownership interest in Sunstone Hotel Partnership. Commencing on or after the date which is 12 months after the consummation of the initial public offering, non-managing members who hold units may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of our common stock being issued, any person’s actual or constructive stock ownership would exceed our ownership limits, or any other limit as provided in our charter or as otherwise determined by our board of directors as described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” If the non-managing members exercised their redemption rights with respect to all membership units held, and we issued common stock in exchange for those membership units, we would issue 3,699,572 shares of common stock.

Issuance of Additional Units, Common Stock or Convertible Securities

As sole managing member, we have the ability to cause Sunstone Hotel Partnership to issue additional units representing membership interests. These additional units may include preferred membership units. In addition, we may issue additional shares of our common stock or convertible securities, but only if: (1) we cause Sunstone Hotel Partnership to issue to us membership interests or rights, options, warrants or convertible or exchangeable securities of Sunstone Hotel Partnership having designations, preferences and other rights, so that the economic interests of Sunstone Hotel Partnership’s interests issued are substantially similar to the securities that we have issued; and (2) we contribute the net proceeds from, or the property received in consideration for, the securities that we have issued to Sunstone Hotel Partnership.

Tax Matters

We are the tax matters member of Sunstone Hotel Partnership, and we also have authority to make tax elections under the Code on behalf of Sunstone Hotel Partnership.

Allocations of Net Income and Net Losses to Members

The net income or net loss of Sunstone Hotel Partnership generally will be allocated to the members first to holders of series A preferred units (and series C preferred units if issued) to the extent of their accumulated preference not previously allocated and then to the common units, subject to special allocations relating to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations.

Operations

The operating agreement provides that Sunstone Hotel Partnership will assume and pay when due, or reimburse us for payment of all costs and expenses relating to operations of, or for the benefit of, Sunstone Hotel Partnership.

Termination Transactions

The operating agreement provides that we may not engage in any merger, consolidation or other business combination with or into another person, sale of all or substantially all of our assets or any reclassification or any recapitalization or change in outstanding shares of our common stock other than a stock split or combination or stock dividend, which we call a termination transaction, unless as a result of the termination transaction each non-managing member thereafter remains entitled to redeem each membership unit owned by such non-managing member for an amount of cash, securities or other property equal to the greatest amount of cash, securities or other property which such non-managing member would have received from such termination transaction if such non-managing member had exercised its redemption right immediately prior to the termination transaction; provided that, if, in connection with a termination transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of membership units will receive the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its membership units immediately prior to the expiration of such purchase, tender or exchange offer and accepted such purchase, tender or exchange offer. For any termination transaction in which shares were exchanged for securities of the acquiror, the non-managing members shall remain entitled to exercise their redemption rights with respect to the acquiror unless the consent of the non-managing members is obtained.

Term

Sunstone Hotel Partnership will continue in full force and effect until dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

To the extent permitted by applicable law, Sunstone Hotel Partnership will indemnify its members, directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with claims arising from operations of Sunstone Hotel Partnership in which any such person may be involved, or is threatened to be involved, if the person acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of Sunstone Hotel Partnership and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful.

As the managing member, we are not liable to Sunstone Hotel Partnership for monetary damages for losses sustained on liabilities incurred as a result of errors in judgment or any act or omission unless:

•	we actually received an improper benefit in money, property or services (in which case, we will be liable for the amount of the benefit in money, property or services actually received); or

•	our action or failure to act was the result of active and deliberate dishonesty, gross negligence or bad faith and was material to the matter giving rise to the proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 41,232,893 shares of our common stock and membership units outstanding.

Of the common stock, 9,000,000 are being sold in this offering and 24,265,000 shares were sold in connection with our initial public offering, all of which are or will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Affiliates may only sell their shares pursuant to the requirements of Rule 144, in a registered public offering or pursuant to an exemption under the Securities Act. Unless sold earlier pursuant to a registered public offering, 7,984,133 shares of our common stock, including 3,699,572 shares of common stock issuable to the Contributing Entities upon exchange of their membership units in Sunstone Hotel Partnership, are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 of the Securities Act. As a result of the contractual lock-up periods described below and the provisions of Rule 144, these restricted shares will become available for sale in the public market at various times beginning 60 days after this offering (subject, in some cases, to volume limitations and applicable holding periods).

In addition, 3,699,572 shares of our common stock issuable upon exchange of membership units in Sunstone Hotel Partnership may, when issued, be sold pursuant to Rule 144 or the registration rights described below. Subject to limits in the operating agreement for Sunstone Hotel Partnership, those share become issuable generally commencing October 27, 2005.

Finally, as further described in “Summary—Recent Developments,” as part of the Acquisitions and Financing Transactions we have entered into agreements with respect to the sale of (1) 3,750,000 shares of our common stock to BIP and (2) 4,102,564 shares of our series C preferred stock, convertible on a one-for-one basis into shares of our common stock, to Security Capital. In addition, as a result of our conducting this public offering of 3,000,000 shares of our common stock, we expect to issue to BIP 294,000 additional shares of our common stock pursuant to preemptive rights we granted to BIP and may issue up to 300,000 additional shares of our common stock to Security Capital pursuant to preemptive rights we granted to Security Capital if Security Capital exercise those rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us or any affiliate at least one year prior to such date is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of our then-outstanding shares of our common stock, or approximately 375,000 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us or any affiliate at least two years prior to such date, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Registration Rights

Assuming consummation of this offering, the aggregate number of shares of our common stock and securities exchangeable for shares of our common stock subject to a registration rights agreement will be 7,690,504. In addition, we have entered or expect to enter into agreements with respect to the registration of shares of our common stock and series C preferred stock issuable in connection with the proposed Acquisitions and Financing Transactions as described in “Summary—Recent Developments.”

Contributing Entities Registration Rights Agreement.

Shelf registration. Beginning on October 26, 2005, we will be required to use our reasonable efforts to file and maintain a registration statement for the resale of shares owned by the Contributing Entities, subject to certain limitations. Each stockholder eligible to have shares registered under the shelf registration statement is entitled to resell shares pursuant to that registration statement, subject to availability. We may postpone a proposed sale under a shelf registration for up to 90 days if our independent directors believe such sale would adversely affect a material financing, acquisition or similar transaction. We may only exercise our right to postpone a shelf registration on two occasions during any twelve month period.

Piggy-back rights. The Contributing Entities have the right to include their shares in two underwritten offerings of shares by us, subject to availability. We may grant holders of our shares piggy-back registration rights permitting them, subject to availability, to participate in the shelf registrations described above.

Cut back rights. If the managing underwriter for an underwritten offering advises us that the number of shares sought to be included in such registration would create a substantial risk that the sale of some or all of the shares sought to be sold will substantially reduce the proceeds or price per share, then the number of securities to be registered by the investors participating in such registration will be reduced to the number of shares recommended by the managing underwriter.

Expenses. The Contributing Entities are responsible for paying all underwriters’ discounts, commissions or fees, fees of placement agents and the fees and expenses of counsel for the Contributing Entities. We are obligated to pay all other fees and expenses, including applicable Federal and state filing fees. The Contributing Entities are also obligated to provide indemnification and opinion letters required by the underwriters or placement agents as well as representations and warranties regarding relevant information pertaining to such entities.

Other Registration Rights Agreements.

In connection with our agreement to sell shares of common stock to BIP REIT Private Limited, we have entered into a registration rights agreement. Also, in connection with our agreement to sell shares of our series C convertible redeemable preferred stock to Security Capital, we have agreed to enter into a registration rights agreement. Both of these registration rights agreements afford the purchaser of those shares rights substantially similar to the rights granted in the registration rights agreement with the Contributing Entities, as described above.

The registration rights agreement with BIP provides BIP the right (subject to limitations), on one occasion, from the period beginning on the later of (i) 30 days after the closing of the sale of the shares or (ii) the expiration of any our of lock-up or standstill agreements related to our acquisition of the Renaissance Hotels (but not later than October 1, 2005) until October 26, 2005 (or for any period in which we fail to maintain a shelf registration), to request that we effect a registration of its shares. We may postpone the initial filing of that registration statement for up to 90 days if our directors not affiliated with BIP believe that filing would adversely affect a material financing, acquisition, disposition or similar transaction, provided that we may only postpone filing two times in any twelve-month period. Upon receipt of a request to register shares, we will have a 30-day option to acquire the shares sought to be registered at their then fair market value subject to the right of the requesting party to withdraw its request for registration and our acquisition rights.

The registration rights agreement with Security Capital provides Security Capital the right, on one occasion, during any period in which we fail to maintain a shelf registration statement as required by the registration rights agreement, to request that we effect a registration of its shares. We may postpone the initial filing of that registration statement for up to 90 days if our directors not affiliated with Security Capital believe that filing would adversely affect a material financing, acquisition, disposition or similar transaction, provided that we may only postpone a filing one time in any nine-month period.

Lock-up Agreements

We, our directors and officers and the Contributing Entities have agreed that, for a period of 60 days from this offering, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated offer, sell, contract to sell, pledge (subject to certain limited exceptions approved by the representatives) or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to limited exceptions including the contemplated transactions described under “Summary—Recent Developments.” Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have no specific criteria with respect to the conditions under which they may release securities subject to lock-up agreements, which waivers are subject to their sole discretion. The total number of shares of our common stock and any securities convertible into or exchangeable into shares of our common stock subject to lock-up agreements is 7,984,133. Our stock purchase agreement with BIP, as described under “Summary—Recent Developments,” prevents them from selling any of our equity securities prior to the expiration of the lock-up period we have agreed to. If Security Capital exercises its preemptive rights, as described in “Description of Stock—Preemptive Rights of Certain Stockholders,” it has agreed that it will enter into a lock-up agreement on the same terms as the lock-up we enter into.

OUTSTANDING INDEBTEDNESS

As of April 30, 2005, our material indebtedness consisted of the following:

Massachusetts Mutual Life Insurance Company. We have approximately $263.1 million of debt with a group of lenders, including Massachusetts Mutual Life Insurance Company, which serves as administrative agent. The loan is separated into a fixed rate note and a floating rate note of equal priority. The amount of the fixed rate note is $250.0 million and the amount of the floating rate note is $13.1 million. The fixed rate loan bears interest at a rate of 5.95% per annum and will mature on May 1, 2011. The floating rate loan bears interest at the one-month LIBOR rate plus a spread of 2.35% and will mature on November 1, 2007. Payments on the floating rate note are interest only. Payments on the fixed rate note are interest only for the first two years of the loan and thereafter payments of principal and interest based on a 25-year amortization schedule. This debt is secured by a first deed of trust/mortgage, assignment of leases and rents, a financing agreement, a security agreement and personal property on 26 hotels, on a cross-collateralized and cross-defaulted basis, and security interests in the entities owning the 26 hotels securing the loan. There are two options to extend the initial maturity date of the floating rate note for one year each. Beginning with the payment due on January 2007 and on every third payment date thereafter, a mandatory principal prepayment in the amount of $5.0 million will be required if the loan-to-value on such payment date is greater than the maximum loan to value ratio, which is set at 75% during the third loan year and 68% from the first day of the fourth loan year to maturity. Subject to certain prepayment conditions, the floating rate note may be paid down by up to a maximum of $50.0 million of the allocated loan amount during the first twelve months, with the payment of a 2.0% prepayment fee. The remaining floating rate note balance may be prepaid in whole or in part with the payment of a 1.0% prepayment fee during November 2005 through April 2006, and the floating rate note may be prepaid without either a prepayment premium or penalty beginning in May 2006 through the maturity date. We have the right to prepay the fixed rate note on any payment date after April 2007, subject to meeting certain financial tests and the payment of a prepayment premium.

Subject to certain exceptions, we may not take any of the following actions relating to the mortgaged properties without the consent of Massachusetts Mutual Life Insurance Company: sell, transfer, convey, mortgage, pledge or assign any interest in any of the mortgaged properties or further encumber any of the mortgaged properties; admit any new general partner, manager or member having the ability to control our affairs; change our organizational documents if such a change would affect control; replace the current manager under the management agreements; engage in any transactions with affiliates other than the management agreements and the operating leases; or make any unscheduled alterations to the hotels that would cost $250,000 or more. Under the loan agreement, we are required to maintain the following escrow accounts which are lender-controlled reserves: (1) a property tax and insurance reserve for the purpose of reserving funds for the payment of annual property taxes and insurance premiums, (2) a capital expenditure reserve for the purpose of reserving funds, as required by the various franchise agreements, for current and future capital renovation projects, (3) a ground lease reserve equal to two times the sum of the current monthly ground lease requirement, (4) a deferred maintenance reserve for the purpose of reserving funds for repairs and maintenance noted in the deferred maintenance reports issued at the time of loan closing and (5) a trapped cash reserve for the purpose of reserving monthly net cash flow, as defined in the loan agreement, for the portfolio if our actual debt service coverage ratio, as defined in the loan agreement, falls below 1.4 to 1.0 until our debt service coverage ratio has improved to either equal or exceed 1.4 to 1.0 for six consecutive months. The aggregate amount of all reserve funds was $4.3 million at April 30, 2005.

Bear Stearns Commercial Mortgage, Inc. We have $276.0 million of first mortgage debt financing that was incurred on April 29, 2005 in connection with the refinancing of 10 hotels. The debt is comprised of 10 individual, non-cross collateralized loans which are each secured by a first deed of trust/mortgage security agreement on the applicable hotels. Each of the 10 loans bears interest at a fixed interest rate of 5.34% per annum, and the maturity date for each of the 10 loans is May 1, 2015. None of the individual loans allow for an extension to the loan term. The debt service for each of the individual loans is interest-only for the first two years, with monthly principal amortization beginning with the payment due on May 1, 2007. Such amortization will be based upon a 25-year amortization schedule.

Monthly amortization payments will continue to be made through the maturity date for each of the 10 loans. Subject to certain conditions, the loans may, however, be either defeased or assumed in full in connection with a release of individual properties through asset sales to independent, third-party investors.

Under the respective loan agreements, we are required to maintain the following escrow accounts for each of the 10 individual loans, all of which are controlled by the loan servicer:

•	a capital expenditure reserve escrow for the purpose of reserving funds as required by the various franchise agreements for current and future capital renovation projects;

•	a seasonality reserve escrow, specifically for the Marriott, Park City, Utah, of $575,000 for the first two years while the loan debt service is interest only. Beginning May 1, 2007 with the commencement of monthly principal amortization, the lender has the right to adjust the balance requirement;

•	a deferred maintenance reserve established for reserving funds for repairs and maintenance noted in the deferred maintenance reports prepared for the loan closing;

•	a discrete reserve escrow for annual property tax payments and property insurance premiums;

•	a reserve escrow for payments due under the reciprocal easement agreement for the Valley River Inn, Eugene, Oregon; and

•	individual reserve escrows for payments due under the brand-required product improvement plans for the following five hotels: Marriott, Houston, Texas; Marriott, Park City, Utah; Kahler Grand, Rochester, Minnesota; Marriott, Troy, Michigan; and Marriott, Tysons Corner, Virginia.

The aggregate amount of the foregoing reserve funds was $7.5 million at April 30, 2005.

Subject to certain exceptions, we may not engage in the following activities relating to the mortgaged properties without the consent of Bear Stearns Commercial Mortgage, Inc., as lender: incur liens or encumber any property; enter into any major operating lease with respect to any mortgaged property; make any alterations to any agreed-upon renovation improvements plans; make material changes to the management and franchise agreements, provided that we may, without consent, replace any manager or franchisor so long as the replacement qualifies pursuant to the respective replacement agreement; dissolve, merge or consolidate with any business entity or transfer all or substantially all of its assets; enter into any line of business other than our current operations; cancel or forgive any material claim or debt owed; and consent to any zoning reclassification of any portion of property encumbered by the mortgage.

Credit Facilities. We have a $150.0 million senior secured revolving credit facility and a $75.0 million subordinate term loan facility. Citigroup Global Markets Inc., Citicorp North America, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc., or their affiliates, served as the joint lead arrangers and joint book running managers for the facilities. Citicorp North America, Inc. is the sole administrative agent and sole collateral agent for the facilities. The lenders and the collateral agent under the term loan facility entered into an intercreditor agreement with the lenders and collateral agent under the revolving credit facility. As of April 30, 2005, we do not have any funds drawn on the senior secured revolving credit facility, and we have $75.0 million outstanding on the subordinate term loan facility.

We use the proceeds of the credit facilities to, among other things, fund acquisitions, refinance existing mortgage indebtedness and fund general corporate activities.

The senior revolving credit facility and the subordinate term loan facility are each subject to the following financial covenants:

•	a minimum tangible net worth equal to 85% of the tangible net worth as of the end of the fiscal quarter most recently ended prior to the closing of the facility plus 75% of the net proceeds of primary equity issuances not used to purchase membership units in Sunstone Hotel Partnership;

•	a minimum ratio of EBITDA (as defined in the facilities) less a capital expenditure reserve to fixed charges of 1.5;

•	maximum REIT dividend payouts of 95% of funds from operations, as adjusted (subject to dividend payments to preserve our REIT status);

•	a maximum ratio of total debt to EBITDA of 7.0 to 1.0 through December 30, 2006 and 6.5 thereafter; and

•	a maximum ratio of senior debt to EBITDA of 6.5 to 1.0 through December 30, 2006 and 6.0 to 1.0 thereafter.

The credit facilities also contain customary provisions regarding events of default, including, among others, the failure to pay principal and interest when due, and failure to comply with covenants and bankruptcy or insolvency. In addition, the facilities contain provisions for cross-default to payment defaults on principal aggregating $10 million or more for indebtedness that is recourse to the operating partnership or $100 million ($50 million with respect to the term loan facility) or more for any other indebtedness of the operating partnership or its subsidiaries, or to other events if the effect is to accelerate or permit the acceleration of the debt of the operating partnership or its subsidiaries, subject to the expiration of applicable cure periods.

Revolving Credit Facility. The revolving credit facility is currently secured by first priority mortgage liens on the following seven hotels: Holiday Inn, Boise, Idaho; Holiday Inn, Hollywood, California; Hilton Garden Inn, Lake Oswego, Oregon; Marriott, Portland, Oregon; Marriott, Riverside, California; Hyatt Regency, Atlanta, Georgia; Marriott, Napa, California; and Hyatt Regency, Newport Beach, California. The amount borrowed under the facility may not exceed 65% of the appraised value of the hotels in the collateral package, and we must maintain a ratio of net operating income less certain specified fees of the hotels in the collateral package to annual interest payments under the facility of 2.0 to 1.0.

We must maintain a minimum of six hotels in the collateral package, and no single hotel, other than the Marriott, Napa, California hotel, may account for more than 25% of the collateral package (determined on the basis of adjusted net operating income). We may add hotels to the collateral package only if the hotel has been operating for at least a year, is rated at least “upscale” by Smith Travel Research and in addition results in the collateral package meeting a minimum debt service coverage ratio of 1.4 to 1.0. We may remove hotels from the collateral package only if the average RevPAR of the hotels remaining in the collateral package is at least 95% of the collateral package’s average RevPAR prior to the hotel’s removal from the collateral package.

The revolving credit facility is guaranteed by certain of the operating partnership’s existing and future subsidiaries, including those subsidiaries which hold the hotels securing the revolving credit facility. The lenders’ commitment under the revolving credit facility terminates on the third anniversary of the closing of the initial public offering, subject to a one-year extension, which requires the payment of a facility extension fee on the commitment amount. All borrowings under the revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and accuracy of representations and warranties. We may prepay advances without penalty.

Provided that no default or event of default has occurred and is continuing under the revolving credit facility, we may increase the size of the facility once a year in minimum increments of $5.0 million, up to a maximum available amount of $225.0 million. We also have the right to terminate or cancel, in whole or in part, the unused portion of the revolving credit facility as long as we terminate in increments of at least $1.0 million. Once terminated, the commitment may not be reinstated.

Borrowings under the revolving credit facility are subject to an interest rate equal to either, at our option, a fluctuating rate equal to Citibank, N.A.’s base rate or a periodic fixed rate equal to one-, two-, three- or six-month LIBOR, plus, in each case, an applicable margin based upon our leverage. The applicable margin is a percentage rate per annum that ranges from 0.50% to 1.00% for base rate loans and 1.50% to 2.00% for LIBOR loans. We pay a quarterly fee of 0.50% on the average unused commitment on the revolving credit facility and a 0.125% fee upon the issuance of each letter of credit.

Subordinate Term Loan Facility. The term loan facility is secured by a first priority pledge of 100% of the ownership interests of certain of Sunstone Hotel Partnership’s subsidiaries, including the entities that hold the ownership interests in the eight hotels securing the revolving line of credit.

The lenders made a single advance under the term loan facility upon the closing of the initial public offering on October 26, 2004. All borrowings under the term loan facility were subject to the satisfaction of customary conditions, including the absence of a default and accuracy of representations and warranties. We may prepay our advance, in whole or in part, without penalty beginning in May 2006. Before that time, we may prepay advances (1) prior to April 2005, upon payment of 1.50% of the principal amount of the amount being prepaid, (2) between May 2005 and October 2005, upon payment of 1.00% of the principal amount of the amount being prepaid and (3) between November 2005 and April 2006, upon payment of 0.50% of the principal amount of the amount being prepaid.

In addition, if the operating partnership or its subsidiaries issue debt, the operating partnership must offer to prepay the advances under the term loan facility in an amount equal to the net proceeds of any such issuance, other than amounts borrowed under the revolving credit facility and other specified indebtedness that is non-recourse to the operating partnership. Amounts prepaid under the term loan facility may not be reborrowed.

Advances under the term loan facility are subject to an interest rate equal to either, at our option, a fluctuating rate equal to Citibank, N.A.’s base rate or a periodic fixed rate equal to one-, two-, three- or six-month LIBOR, plus, in each case, a margin of 3.00% for base rate loans and 4.00% for LIBOR loans. We are currently negotiating an amendment to this facility that would reduce the margin for base rate loans to 1.25% for base rate loans and 2.25% for LIBOR loans, as described under “Summary—Recent Developments.” There are no reserve accounts established for either of these loan facilities.

In addition, we have mortgage debt on the following hotels:

Crowne Plaza, Grand Rapids, Michigan. We have a $13.9 million note payable to State Street Bank and Trust Co., as Trustee for JP Morgan Commercial Mortgage Finance Corp. Mortgage Pass-Through Certificates, Series 1998-C6 that is collateralized by a mortgage, assignment of leases and rents and a fixture filing on this hotel. The loan will mature on September 1, 2007. Interest and principal are payable monthly at a fixed interest rate of 8.51%. Our deposit of 4.0% of the revenues of the hotel in a reserve fund for capital expenditures is pledged to the lender under the loan agreement. The aggregate amount of all reserve funds was $147,406 at April 30, 2005. We are still in the process of finalizing the lender consent to our initial public offering and related transactions from the servicer of the note.

Embassy Suites Hotel, Chicago, Illinois and Wyndham, Houston, Texas. We have four individual notes collectively totaling $74.0 million payable to JP Morgan Chase Bank as Trustee for the Registered Holders of Credit Suisse First Boston Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 1998-C2 that are collateralized by a leasehold mortgage for the Embassy Suites Hotel, Chicago, Illinois and a first deed of trust for the Wyndham, Houston, Texas, as well as assignment of leases and rents, and security agreement and fixture filing on both of these hotels. While the loans have maturity dates on November 11, 2023, the notes have an anticipated repayment date of November 11, 2008. Through the anticipated repayment date, interest and principal are payable monthly at a fixed interest rate of 8.25% and based upon a twenty-five-year amortization schedule. However, after the anticipated repayment date, interest and principal are payable monthly based upon a per annum rate equal to the greater of (a) the initial interest rate of 8.25% plus 5.0% or (b) the Treasury Rate plus 5.0%, provided that for so long as the notes are an asset of the trust, partnership, corporation or other entity formed in connection with a securitization pursuant to which securities rated by any rating agency have been issued, the interest rate after the anticipated repayment date shall be equal to 8.25% plus 2.0%. The loan agreements require that we deposit 5.0% of the revenues of the hotels in a reserve fund for capital expenditures. The aggregate amount of all reserve funds was $5.0 million at April 30, 2005.

Laundry Facility, Rochester, Minnesota. We have a $6.4 million note payable to The Northwestern Mutual Life Insurance Company that is collateralized by a first deed of trust and assignment of fixtures and other personal property of the textile care laundry facility located in Rochester, Minnesota. The loan matures on June 1, 2013, and fixed interest and principal payments of $95,675 are due monthly, with a fixed interest rate of 9.875% per annum. There are no reserve accounts established for this loan.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion accurately describes our taxation and the material Federal income tax consequences to stockholders of their ownership of shares of our common stock. The tax treatment of stockholders will vary depending upon the stockholder’s particular situation, and this discussion addresses only stockholders that hold shares of our common stock as a capital asset and does not address with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances. This section also does not address with all aspects of taxation that may be relevant to certain types of stockholders to which special provisions of the Federal income tax laws apply, including:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks;

•	tax-exempt organizations;

•	certain insurance companies;

•	persons liable for the alternative minimum tax;

•	persons that hold common stock as a hedge against interest rate or currency risks or as part of a straddle or conversion transaction; and

•	stockholders whose functional currency is not the U.S. dollar.

Sullivan & Cromwell LLP has reviewed this summary and is of the opinion that the material Federal income tax consequences to stockholders of their ownership of shares of our common stock are summarized in this discussion. In providing its opinion, Sullivan & Cromwell LLP is relying as to certain factual matters upon the statements and representations contained in certificates provided to Sullivan & Cromwell LLP by us.

This summary is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively.

We urge you to consult with your own tax advisors regarding the tax consequences to you of acquiring, owning and selling shares of our common stock, including the Federal, state, local and foreign tax consequences of acquiring, owning and selling shares of our common stock in your particular circumstances and potential changes in applicable laws.

Taxation as a REIT

In the opinion of Sullivan & Cromwell LLP, commencing with our taxable year ending December 31, 2004, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. You should be aware, however, that opinions of counsel are not binding upon the IRS or any court.

The qualification of Sunstone Hotel Investors as a REIT will depend upon its continuing satisfaction of the requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while we intend to continue to qualify to be taxed as a REIT, the actual results of our operations for any particular year might not satisfy these requirements. Sullivan & Cromwell LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis.

The sections of the Code applicable to REITs are highly technical and complex. The following discussion summarizes some material aspects of the relevant sections of the Code.

As a REIT, we generally will not have to pay Federal corporate income taxes on net income that we currently distribute to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a regular corporation. Our dividends, however, generally will not be eligible for (i) the reduced tax rates applicable to dividends received by noncorporate stockholders or (ii) the corporate dividends received deduction.

Moreover, we will have to pay Federal income or excise tax as follows:

•	First, we will have to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, we may have to pay the alternative minimum tax on items of tax preference.

•	Third, if we have (a) net income from the sale or other disposition of “foreclosure property,” as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, we will have to pay tax at the highest corporate rate on that income.

•	Fourth, if we have net income from “prohibited transactions,” as defined in the Code, we will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a hotel (or other property) constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We and our subsidiaries intend to hold the interests in our hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and to make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

•	Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “—Requirements for Qualification as a REIT” and “—Income Tests,” but we have nonetheless maintained our qualification as a REIT because we have satisfied other requirements necessary to maintain REIT qualification, we will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of our gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% (90% for our taxable year ending December 31, 2004) of our gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect our profitability.

•	Sixth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our real estate investment trust ordinary income for that year, (2) 95% of our real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would have to pay a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

•	Seventh, if we acquire any asset from a C corporation in certain transactions in which we adopt the basis of the asset or any other property in the hands of the C corporation as our basis of the asset in our hands, and we recognize gain on the disposition of that asset during the 10-year period beginning on the date on which we acquired that asset, then we will have to pay tax on the built-in gain at the highest regular corporate rate. A “C corporation” means generally a corporation that has to pay full corporate-level tax.

Because we acquired the assets held by certain C corporations in connection with the initial public offering, we will be subject to corporate income tax with respect to the current built-in gain in the assets previously held by such corporation if we sell any of the assets currently held by such corporation prior to October 2014.

•	Eighth, if we receive non-arm’s length income from, or non-arm’s length deductions are incurred by the TRS Lessee, we will be subject to a 100% tax on the amount of our non-arm’s length income.

•	Ninth, if we fail to satisfy a REIT asset test, as described below, by more than a de minimis amount, due to reasonable cause and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•	Tenth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

•	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•	the beneficial ownership of which is held by 100 or more persons;

•	that, during the last half of each taxable year, has no more than 50% in value of its outstanding stock owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities; and

•	that meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year, and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

We expect that we will satisfy the conditions described in the first through fifth bullet points of the preceding paragraph and believe that we will also satisfy the condition described in the sixth bullet point of the preceding paragraph. In addition, our charter provides for restrictions regarding the ownership and transfer of our common stock. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the second preceding paragraph. The ownership and transfer restrictions pertaining to the common stock are described in this prospectus under the heading “Description of Stock—Restrictions on Ownership and Transfer.”

If, as in our case, a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate capital share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets, liabilities and items of income of Sunstone Hotel Partnership, which will be our principal and probably only asset, will be treated as assets, liabilities and items of income of ours for purposes of applying the requirements described in this section. In addition, actions taken by Sunstone Hotel Partnership can affect our ability to satisfy the REIT income and assets tests and the determination of whether we have net income from prohibited transactions. (See the fourth bullet point under “—Taxation as a REIT” for a discussion of prohibited transactions.) Accordingly, for purposes of this discussion, when we discuss our actions, income or assets we intend that to include the actions, income or assets of Sunstone Hotel Partnership.

Taxable REIT Subsidiaries

A taxable REIT subsidiary, or TRS, is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT.

A TRS is subject to Federal income tax at regular corporate rates (currently a maximum rate of 35%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of our TRSs will also be subject to tax, either (1) to us if we do not pay the dividends received to our stockholders as dividends, or (2) to our stockholders if we do pay out the dividends received to our stockholders. We may hold more than 10% of the stock of a TRS without jeopardizing our qualification as a REIT notwithstanding the rule described below under “—Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order for us to qualify as a REIT, the securities of all of the TRSs in which we have invested either directly or indirectly may not represent more than 20% of the total value of our assets. We expect that the aggregate value of all of our interests in TRSs will represent less than 20% of the total value of our assets; however, we cannot assure that this will always be true. Other than certain activities related to operating or managing a lodging or health care facility as more fully described below under “—Income Tests,” a TRS may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT.

As described below, income we receive from operating or managing hotels is not qualified income for either the 75% or 95% income tests described more fully below under “—Income Tests.” Accordingly, the entity through which we hold an interest in the hotels will lease the hotels to the TRS Lessee, and the TRS Lessee will engage independent third parties to operate the hotels.

A TRS is not permitted to directly or indirectly operate or manage a hotel but a TRS can lease a hotel provided that the TRS meets the following conditions:

•	First, the hotel must be a “qualified lodging facility.” A qualified lodging facility is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. Accordingly, we will not be permitted to have gambling or wagering activity on the premises of any of our hotels or to earn income from gambling or wagering activities.

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Second, the manager must be an “eligible independent contractor.” An eligible independent contractor is an independent contractor that, at the time the management contract is entered into, is actively engaged in the trade or business of operating qualified lodging facilities for any person not related to the REIT or the TRS. For this purpose, an independent contractor means any person (i) that does not own (taking into account relevant attribution rules) more than 35% of the stock of the REIT, and (ii) with respect to which no person or group owning directly or indirectly (taking into account relevant attribution rules) 35% or more of the REIT owns 35% or more directly or indirectly (taking into account relevant attribution rules) of the ownership interest in the contractor. Accordingly, our TRS Lessee will not directly operate or manage the hotels. Rather, our TRS Lessee will enter into management contracts with hotel management companies which will operate and manage the hotels. To the best of our knowledge and belief, such hotel management companies are eligible independent contractors. The TRS Lessee is permitted to bear the expenses of the eligible independent contractor of operating the hotel pursuant to the management contract.

Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income requirements:

•	First, we must generally derive at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” as defined in the Code, or from certain types of temporary investments. Rents from real property generally include our expenses that are paid or reimbursed by tenants.

•	Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must generally be derived from real property investments as described in the preceding bullet point, dividends (including dividends from a TRS), interest, gain from the sale or disposition of stock or securities or from any combination of these types of sources.

Rents that we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if the rents satisfy several conditions:

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely because it is based on a fixed percentage or percentages of receipts or sales. Accordingly, the leases of our hotels to the TRS Lessee are based on the gross receipts of the TRS Lessee from the hotels.

•	Second, the Code provides that rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in that tenant; except that rents received from a TRS under certain circumstances qualify as rents from real property even if we own a 10% or greater interest in the subsidiary. We refer to a tenant in which we own a 10% or greater interest as a “related party tenant.” As described above, it is our business plan that most or all of our rental income will be from the leases to our TRS Lessee.

•	Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•	Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, other than through an independent contractor from whom the REIT derives or receives no income or through a TRS. However, we may directly perform certain services that landlords usually or customarily render when renting space for occupancy only or that are not considered rendered to the occupant of the property. In addition, as described more fully below, rent paid by a TRS to a REIT pursuant to a lease of a qualified lodging facility that is managed and operated by an eligible independent contractor can qualify as rents from real property.

The leases to the TRS Lessee provide for a base rent plus a fixed percentage of the gross revenue from operation of the hotel. Each such lease must be a true lease. If the leases to our TRS Lessee are not respected as true leases we could be disqualified as a REIT. While we intend that each lease will be respected as a true lease, the determination of whether a lease is a true lease is inherently a question of fact and circumstances and we cannot assure you that the IRS will not successfully assert that the leases to the TRS Lessee should not be respected as true leases.

Except as described above with respect to the TRS Lessee, we do not expect to derive significant rents from related party tenants. We also do not intend to derive rental income attributable to personal property.

We believe that the leases of the hotels to the TRS Lessee will conform with normal business practice, contain arm’s length terms and that the rent payable under those leases will be treated as rents from real property for purposes of the 75% and 95% gross income tests. However, we cannot assure you that the IRS will not successfully assert a contrary position or that a change in circumstances will not cause a portion of the rent payable under the leases to fail to qualify as “rents from real property.” If such failures were in sufficient amounts, we may not be able to satisfy either or both of the 75% or 95% gross income tests and could lose our REIT status. In addition, if the IRS successfully reapportions or reallocates items of income, deduction and credit among and between us and our TRS Lessee under the leases or any intercompany transaction because it determines that doing so is necessary to prevent the evasion of taxes or to clearly reflect income, we could be subject to a 100% excise tax on those amounts.

While we will monitor the activities of the eligible independent contractor to maximize the value of our hotel investments, neither we nor our TRS Lessee will directly or indirectly manage our hotels. Similarly, while our tenants may benefit from the services we will provide related to monitoring and, when appropriate, advising the eligible independent contractor regarding the management of the hotel for the purpose of maximizing the value of our investments, we do not believe that these activities will cause gross income attributable to the leases with our TRS Lessee to fail to be treated as rents from real property.

Other than as described in the preceding paragraph, we do not expect to perform any services for our tenants. If we were to provide services to a tenant that are other than those landlords usually or customarily provide when renting space for occupancy only, amounts received or accrued by us for any of these services will not be treated as rents from real property for purposes of the REIT gross income tests. However, the amounts received or accrued for these services will not cause other amounts received with respect to the property to fail to be treated as rents from real property unless the amounts treated as received in respect of the services, together with amounts received for certain management services, exceed 1% of all amounts received or accrued by us during the taxable year with respect to the property. If the sum of the amounts received in respect of the services to tenants and management services described in the preceding sentence exceeds the 1% threshold, then all amounts received or accrued by us with respect to the property will not qualify as rents from real property, even if we provide the impermissible services to some, but not all, of the tenants of the property.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because it is based on a fixed percentage or percentages of receipts or sales.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury Regulations, any income we derive from a hedging transaction that is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate. Income from any hedging transaction will, however, be nonqualifying for purposes of the 75% gross income test. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by us. To the extent that we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we satisfy the requirements of other provisions of the Code that allow relief from disqualification as a REIT. We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Commencing with our taxable year beginning January 1, 2005, we generally may make use of the relief provisions if:

•	following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

For our taxable years ending on or prior to December 31, 2004, we generally may avail ourselves of the relief provisions if:

•	our failure to meet the income tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our Federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

We might not be entitled to the benefit of these relief provisions, however. As discussed in the fifth bullet point under “—Taxation as a REIT,” even if these relief provisions apply, we would have to pay a tax on the excess income.

Asset Tests

At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature of our assets:

•	First, at least 75% of the value of our total assets must be represented by real estate assets, including (a) real estate assets held by our qualified REIT subsidiaries, our allocable share of real estate assets held by partnerships in which we own an interest and stock issued by another REIT, (b) for a period of one year from the date of our receipt of proceeds of an offering of its shares of beneficial interest or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities.

•	Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class.

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Third, not more than 20% of our total assets may constitute securities issued by one or more TRSs and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than securities issued by another REIT or by us may not exceed 5% of the value of our total assets, and we may not own more than 10% of the vote or value of any one issuer’s outstanding securities, except in the case of a TRS as described above or certain “straight debt” instruments. For our taxable year beginning January 1, 2005, certain types of securities are disregarded as securities solely for purposes of determining whether we meet the 10% value test described above, including but not limited to any loan to an individual or estate, any obligation to pay rents from real property, and any security issued by a REIT. Also, solely for the purposes of the 10% value test described above, the determination of our interest in the assets of any partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purposes certain securities described in the Code. As a consequence, if the IRS successfully challenges the partnership status of any of the partnerships in which we maintain an interest, and the partnership is reclassified as a corporation or a publicly traded partnership taxable as a corporation we could lose our REIT status.

Commencing with our taxable year beginning January 1, 2005, certain relief provisions may be available to us if we fail to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (i) the disposition of sufficient assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Annual Distribution Requirement

We are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to (1) the sum of (a) 90% of our “real estate investment trust taxable income,” computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of the net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year to which they relate and if paid on or before the first regular dividend payment after the declaration.

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will have to pay tax on those amounts at regular ordinary and capital gain corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for that year, (b) 95% of our capital gain net income for that year and (c) any undistributed taxable income from prior periods, we would have to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

We intend to satisfy the annual distribution requirements.

From time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when we actually receive income and when we actually pay deductible expenses and (b) when we include the income and deduct the expenses in arriving at our taxable income. If timing differences of this kind occur, to meet the 90% distribution requirement, we may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will have to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions to stockholders in any year in which we fail to qualify, nor will we be required to make distributions to stockholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

Tax Basis of Assets

Sunstone Hotel Partnership intends to make an election under Section 754 of the Code. Accordingly, our proportionate share of the basis of the assets held by Sunstone Hotel Partnership were “stepped up” to fair market value to the extent of the portion of our interest in Sunstone Hotel Partnership that was purchased from the Contributing Entities (as opposed to the portion that was purchased directly from Sunstone Hotel Partnership.) Our remaining share of Sunstone Hotel Partnership’s basis in its assets, however, was not adjusted in connection with the initial public offering and was generally less than the fair market value of the hotels as of the date of the initial public offering. Furthermore, we intend to generally use the “traditional” method for making allocations under Section 704(c) of the Code as opposed to the “curative “ or “remedial” method for making such allocations. As a result, (a) our depreciation deductions with respect to our hotels will be less than the depreciation deductions that would have been available to us had our tax basis been equal to the fair market value of the hotels as of the date of the initial public offering and (b) we may recognize income upon a sale of an asset that is attributable to appreciation in the value of the asset that accrued prior to the date of the initial public offering.

Taxation of Stockholders

U.S. Stockholders. As used in this section, the term “U.S. stockholder” means a holder of common stock who, for United States Federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States Federal income taxation regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

Taxation of Dividends. As long as we qualify as a REIT, distributions made by us out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. Noncorporate U.S. stockholders will generally not be entitled to the tax rate applicable to certain types of dividends except with respect to the portion of any distribution (a) that represents income from dividends we received from a corporation in which we own shares (but only if such dividends would be eligible for the new lower rate on dividends if paid by the corporation to its individual stockholders), or (b) that is equal to our real estate investment trust taxable income (taking into account the dividends paid deduction available to us) and less any taxes paid by us during our previous taxable year, provided that certain holding period and other requirements are satisfied at both the REIT and individual stockholder level. Noncorporate U.S. stockholders should consult their own tax advisors to determine the impact of tax rates on dividends received from us. Distributions of this kind will not be eligible for the dividends received deduction in the case of U.S. stockholders that are corporations. Distributions made by us that we properly designate as capital gain dividends will be taxable to U.S. stockholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. stockholder has held his common stock. Thus, with certain limitations, capital gain dividends received by an individual U.S. stockholder may be eligible for preferential rates of taxation. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

To the extent that we make distributions not designated as capital gain dividends in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. Thus, these distributions will reduce the adjusted basis (but not below zero) which the U.S. stockholder has in our common stock for tax purposes by the amount of the distribution. Distributions in excess of a U.S. stockholder’s adjusted basis in his common stock will be taxable as capital gains.

Dividends authorized by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

U.S. stockholders holding common stock at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we designate in a written notice mailed to our stockholders. We may not designate amounts in excess of our undistributed net capital gain for the taxable year. Each U.S. stockholder required to include the designated amount in determining the stockholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of such stockholder’s undistributed net capital gains. U.S. stockholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. U.S. stockholders will increase their basis in their common stock by the difference between the amount of the includible gains and the tax deemed paid by the stockholder in respect of these gains.

Distributions made by us and gain arising from a U.S. stockholder’s sale or exchange of our common stock will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any passive losses against that income or gain.

Sale or Exchange of Common Stock

When a U.S. stockholder sells or otherwise disposes of our common stock, the stockholder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition and (b) the holder’s adjusted basis in the common stock for tax purposes. This gain or loss will be capital gain or loss if the U.S. stockholder has held the common stock as a capital asset. The gain or loss will be long-term gain or loss if the U.S. stockholder has held the common stock for more than one year. Long-term capital gain of a noncorporate U.S. stockholder is generally taxed at preferential rates. In general, any loss recognized by a U.S. stockholder when the stockholder sells or otherwise disposes of our common stock that the stockholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the stockholder from us which were required to be treated as long-term capital gains.

Backup withholding. We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a stockholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. stockholder that does not provide us with its correct taxpayer identification number. A stockholder may credit any amount paid as backup withholding against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Taxation of tax-exempt stockholders. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder is not one of the types of entity described in the next paragraph and has not held its common stock as “debt financed property” within the meaning of the Code, and the common stock are not otherwise used in a trade or business, the dividend income from the common stock will not be unrelated business taxable income to a tax-exempt stockholder. Similarly, income from the sale of common stock will not constitute unrelated business taxable income unless the tax-exempt stockholder has held the common stock as “debt financed property” within the meaning of the Code or has used the common stock in a trade or business.

Income from an investment in our common stock will constitute unrelated business taxable income for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its holding of our common stock. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust which:

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. We do not expect to be classified as a pension-held REIT.

The rules described above under the heading “U.S. stockholders” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Non-U.S. Stockholders

The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and estates or trusts who own common stock that are not subject to United States Federal income tax on a net income basis, which we call “non-U.S. stockholders,” are complex. The following discussion is only a limited summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in the common stock, including any reporting requirements.

Ordinary dividends. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests, as discussed below, and other than distributions designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. stockholders, unless an applicable tax treaty reduces that tax. However, if income from the investment in the common stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. stockholder to U.S. taxation on a net income basis, tax at graduated rates will generally apply to the non-U.S. stockholder in the same manner as U.S. stockholders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. We expect to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. stockholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with us or the appropriate withholding agent or (b) the non-U.S. stockholder files an IRS Form W-8 ECI or a successor form with us or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, and in either case other applicable requirements are met.

Distributions to a non-U.S. stockholder that are designated by us at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to the disposition by us of a U.S. real property interest generally will not be subject to U.S. Federal income taxation, except as described below.

Return of capital. Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from our disposition of a U.S. real property interest, will not be taxable to a non-U.S. stockholder to the extent that they do not exceed the adjusted basis of the non-U.S. stockholder’s common stock. Distributions of this kind will instead reduce the adjusted basis of the common stock. To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. stockholder’s common stock, they will give rise to tax liability if the non-U.S. stockholder otherwise would have to pay tax on any gain from the sale or disposition of its common stock, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

Capital gain dividends. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA. Under FIRPTA, these distributions are taxed to a non-U.S. stockholder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. stockholders will be taxed on the distributions at the normal capital gain rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of individuals. We are required by applicable Treasury regulations under this statute to withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we designate as a capital gain dividend a distribution made before the day we actually effect the designation, then although the distribution may be taxable to a non-U.S. stockholder, withholding does not apply to the distribution under FIRPTA. Rather, we must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. stockholder may credit the amount withheld against its U.S. tax liability. Commencing with our taxable year beginning January 1, 2005, any capital gain dividend paid with respect to any class of stock which is “regularly traded” and held by a non-U.S. holder who does not own more than 5% of such class of stock at any time during the taxable year will not be subject to these rules. Instead, any capital gain dividend will be treated as a normal distribution by us, and such distributions will be taxed as described above.

Sales of common. Gain recognized by a non-U.S. stockholder upon a sale or exchange of our common stock generally will not be taxed under the FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. We believe that we are and will continue to be a domestically controlled REIT, and, therefore, that taxation under FIRPTA generally will not apply to the sale of our common stock. However, gain to which FIRPTA does not apply will be taxable to a non-U.S. stockholder if investment in the common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. stockholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. stockholder to U.S. taxation on a net income basis. In this case, the same treatment will apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain. In addition, gain to which the FIRPTA does not apply will be taxable to a non-U.S. stockholder if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains and capital gain dividends.

If we were not a domestically controlled REIT, tax under the FIRPTA would apply to a non-U.S. stockholder’s sale of common stock only if the selling non-U.S. stockholder owned more than 5% of the class of common stock sold at any time during a specified period. This period is generally the shorter of the period that the non-U.S. stockholder owned the common stock sold or the five-year period ending on the date when the stockholder disposed of the common stock. If tax under FIRPTA applies to the gain on the sale of common stock, the same treatment would apply to the non-U.S. stockholder as to U.S. stockholders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

Backup withholding and information reporting. If you are a non-U.S. stockholder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments; and

•	the payment of the proceeds from the sale of common stock effected at a U.S. office of a broker,

•	as long as the income associated with these payments is otherwise exempt from U.S. Federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to the payor or broker:

•	a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or

•	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Service.

Other Tax Consequences

State or local taxation may apply to us and our stockholders in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in shares of our common stock.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with an investment in us by a pension, profit sharing or other employee benefit plan subject to Title I of ERISA or Section 4975 of the Code. The following is merely a summary, however, and should not be construed as legal advice or as complete in all relevant respects. All investors are urged to consult their legal advisors before investing assets of an employee plan in our company and to make their own independent decisions.

A fiduciary considering investing assets of an employee plan in us should consult its legal advisor about ERISA, fiduciary and other legal considerations before making such an investment. Specifically, before investing in us, any fiduciary should, after considering the employee plan’s particular circumstances, determine whether the investment is appropriate under the fiduciary standards of ERISA or other applicable law including standards with respect to prudence, diversification and delegation of control and the prohibited transaction provisions of ERISA and the Code. In making those determinations, you should take into account, among the other factors described in this prospectus that, as described below, we do not expect that our assets will constitute the “plan assets” of any investing employee plan, so that neither we nor any of our principals, agents, employees or affiliates will be a fiduciary as to any investing employee plan.

ERISA and the Code do not define “plan assets.” However, regulations promulgated under ERISA by the United States Department of Labor (the “DOL Plan Asset Regulations”) generally provide that when an employee plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the employee plan’s assets include both the equity interest in the entity and an undivided interest in each of the underlying assets of the entity, unless certain other exceptions apply.

If our assets were deemed to be “plan assets” of employee plans whose assets were invested in us, whether as a result of the application of the DOL Plan Asset Regulations or otherwise, Subtitle A and Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Code would extend to our investments. This would result, among other things, in (i) the application of the prudence and other fiduciary standards of ERISA, which impose liability on fiduciaries, to investments made by us, which could materially affect our operations, (ii) potential liability of persons having investment discretion over the assets of the employee plans investing in us should our investments not conform to ERISA’s prudence and fiduciary standards under Part 4 of Subtitle B of Title I of ERISA, unless certain conditions are satisfied, and (iii) the possibility that certain transactions that we might enter into in the ordinary course of our business and operation might constitute “prohibited transactions” under ERISA and the Code. A prohibited transaction, in addition to imposing potential personal liability upon fiduciaries of the employee plans, may also result in the imposition of an excise tax under the Code upon the “party in interest,” as defined in ERISA, or “disqualified person,” as defined in the Code, with whom the employee plan engaged in the transaction, and correction or unwinding of the transaction.

Under the DOL Plan Asset Regulations, a security is a “publicly-offered security” if it is freely transferable, part of a class of securities that is widely-held, and either (i) part of a class of securities registered under section 12(b) or 12(g) of the Securities Exchange Act of 1934 or (ii) sold to an employee plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities of which that security is a part is registered under the Securities Exchange Act of 1934 within 120 days (or that later time as may be allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering of those securities to the public occurred. “Widely-held” for this purpose means the security is of a class owned by 100 or more investors independent of the issuer and of one another. “Freely transferable,” again for purposes of the DOL Plan Asset Regulations, is a question to be determined on the basis of all relevant facts and circumstances but, where the minimum investment is $10,000 or less, is ordinarily not adversely affected by some enumerated restrictions including restrictions against any transfer which would result in a termination or reclassification of the issuer for Federal tax purposes.

While there are restrictions imposed on the transfer of our common stock, we believe they are the type of restrictions on transfer generally permitted under the DOL Plan Asset Regulations or are not otherwise material and should not result in the failure of our common stock to be “freely transferable” within the meaning of the DOL Plan Asset Regulations. We also believe that certain restrictions on transfer that derive from the securities laws and from contractual arrangements with the underwriters in connection with this offering should not result in the failure of our common stock to be “freely transferable.” Furthermore, we are not aware of any other facts or circumstances limiting the transferability of our common stock that are not included among those enumerated as not affecting their free transferability under the DOL Plan Asset Regulations, and we do not expect to impose in the future (or to permit any person to impose on its behalf) any other limitations or restrictions on transfer that would not be among the enumerated permissible limitations or restrictions.

Assuming that our common stock is “widely held” within the meaning of the DOL Plan Asset Regulations and that no facts and circumstances other than those referred to in the preceding paragraph exist that restrict transferability of our common stock, we believe that, under the DOL Plan Asset Regulations, our common stock should be considered “publicly offered securities”, and, therefore, that our underlying assets should not be deemed to be plan assets of any employee benefit plan that chooses to invest in us.

UNDERWRITING

Subject to the terms and conditions contained in the underwriting agreement dated                 , 2005, each of the underwriters named below, who are represented by Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint book-running managers of the offering, acting as representatives of the underwriters named below, has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the respective number of shares of our common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
A.G. Edwards & Sons, Inc.
Banc of America Securities LLC
UBS Securities LLC
Wachovia Capital Markets, LLC
Calyon Securities (USA) Inc.
Stifel, Nicolaus & Company, Incorporated

Total	9,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not to exceed $         per share. The underwriters may allow, and these dealers may reallow, a concession not to exceed $         per share on sales to some other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and these concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. For the selling stockholders, these amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Us	Paid by Selling Stockholders
		No Exercise	Full Exercise
Per share	$	$	$
Total	$	$	$

We estimate that our portion of the total expenses of this offering will be $        .

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 1,350,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely to cover over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

For a period of 60 days after the date of this prospectus, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The foregoing sentence shall not apply to the shares sold in this offering or the contemplated transactions described under “Summary—Recent Developments.”

Our officers and directors and the Contributing Entities have agreed that they will not offer, sell, contract to sell, pledge (subject to certain limited exceptions approved by the representatives) or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap or other arrangement, without, in each case, the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 60 days after the date of this prospectus. In addition, the Contributing Entities have agreed not to make any demand for or exercise any right with respect to, the registration of our common stock or any securities convertible into or exercisable or exchangeable for our common stock without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to lock-up agreements at any time without notice. Our stock purchase agreement with BIP, as described under “Summary—Recent Developments,” prevents them from selling any of our equity securities prior to the expiration of the lock-up period we have agreed to. If Security Capital exercises its preemptive rights, as described in “Description of Stock—Preemptive Rights of Certain Stockholders,” it has agreed that it will enter into a lock-up agreement on the same terms as the lock-up we enter into.

We have been advised by the underwriters that:

•	they have not offered or sold and, prior to the expiration of a period of six months from the date of this prospectus, will not offer or sell any shares of common stock offered hereby to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995;

•	they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA), received by them in connection with the issue or sale of any shares of common stock offered hereby in circumstances in which section 21(1) of the FSMA does not apply to us;

•	they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom; and

•	the shares of common stock offered by means of this prospectus are not, may not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, in or from the Netherlands, to any person other than our employees and/or our subsidiaries, or individuals or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued pursuant to the Securities Transactions Supervision Act 1995 (“Vrijstellingsregeling Wet toezicht effectenverkeer 1995”), which includes, but is not limited to, banks, brokers, dealers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises.

In connection with the offering, the representatives on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Certain of the underwriters have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us for which they have received or will receive customary fees and expenses. In addition, affiliates of certain of the underwriters are lenders under our revolving credit facility and other debt obligations.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2004 and for the period October 26, 2004 through December 31, 2004, and the combined financial statements as of December 31, 2003 and for the period January 1, 2004 through October 25, 2004 and for the years ended December 31, 2003 and 2002, of our predecessor companies included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements as of December 31, 2004 and January 2, 2004 and for the fifty-two week periods ended December 31, 2004 and January 2, 2004 and for the fifty-three week period ended January 3, 2003, referred to as the CTF Acquisition Hotels, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

The financial statements as of November 30, 2002, December 31, 2001 and for the 11-month period ended November 30, 2002 and the year ended December 31, 2001 of the 13 hotels we acquired in December 2002, referred to as the Wyndham Acquisition Hotels, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

With respect to the Renaissance Washington, D.C. hotel, the financial statements of Techworld Hotel Associates, LLC as of December 31, 2004 and 2003, and for each of the years in the two-year period ended December 31, 2004, have been included herein in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

VALIDITY OF SECURITIES

The validity of our common stock will be passed upon for us by Venable LLP. Sullivan & Cromwell LLP will provide an opinion relating to tax consequences. Certain legal matters will be passed upon for the underwriters by O’Melveny & Myers LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-11, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act of 1933, as amended, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W. Washington, DC

20549. Information about operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our Securities and Exchange Commission filings, including our registration statement, are also available to you on the Securities and Exchange Commission’s web site www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports and proxy statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO FINANCIAL STATEMENTS

Page
Sunstone Hotel Investors, Inc. and Subsidiaries:

Unaudited Pro Forma Financial Data:

Unaudited Pro Forma Financial Statements	F-3

Unaudited Pro Forma Balance Sheet as of March 31, 2005	F-4

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2004	F-7

Unaudited Pro Forma Statement of Operations for the Three Months Ended March 31, 2005	F-13

Sunstone Hotel Investors, Inc. and the Sunstone Predecessor Companies:

Report of Independent Registered Public Accounting Firm	F-17

Consolidated and Combined Balance Sheets as of December 31, 2004 and 2003	F-18

Consolidated Statement of Operations for the Period October 26, 2004 through December 31, 2004, and Combined Statements of Operations for the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002

F-19

Consolidated Statement of Changes of Stockholders’ Equity for the Period October 26, 2004 through December 31, 2004, and Combined Statements of Changes of Members’ Equity for the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002

F-20

Consolidated Statement of Cash Flows for the Period October 26, 2004 through December 31, 2004, and Combined Statements of Cash Flows for the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002

F-21

Notes to Consolidated and Combined Financial Statements	F-22

Schedule III—Real Estate and Accumulated Depreciation	F-44

Consolidated Balance Sheets as of March 31, 2005 (Unaudited) and December 31, 2004	F-47

Consolidated and Combined Statements of Operations (Unaudited) for the Three Months Ended March 31, 2005 and 2004	F-48

Consolidated Statements of Stockholders’ Equity for the Three Months Ended March 31, 2005 (Unaudited) and the Year Ended December 31, 2004	F-49

Consolidated and Combined Statements of Cash Flows (Unaudited) for the Three Months Ended March 31, 2005 and 2004	F-50

Notes to Unaudited Consolidated and Combined Financial Statements	F-51

CTF Acquisition Hotels:

Report of Independent Auditors	F-62

Combined Balance Sheets as of March 25, 2005 (Unaudited), December 31, 2004 and January 2, 2004	F-63

Combined Statements of Operations for the Twelve Weeks Ended 2005 and 2004 (Unaudited) and the Fifty-two Weeks Ended 2004, 2003, and 2002	F-64

Combined Statements of Changes in Members’ Equity for the Twelve Weeks Ended 2005 (Unaudited) and the Fifty-two Weeks Ended 2004, 2003, and 2002	F-65

Page

Combined Statements of Cash Flows for the Twelve Weeks Ended 2005 and 2004 (Unaudited) and the Fifty-two Weeks Ended 2004, 2003, and 2002	F-66

Notes to Combined Financial Statements	F-67

Wyndham Acquisition Hotels:

Report of Independent Auditors	F-74

Combined Balance Sheets as of November 30, 2002 and December 31, 2001	F-75

Combined Statements of Operations for the period from January 1, 2002 through November 30, 2002 and the year ended December 31, 2001	F-76

Combined Statements of Changes in Owners’ Equity for the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001	F-77

Combined Statements of Cash Flows for the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001	F-78

Notes to Combined Financial Statements	F-79

Techworld Hotel Associates, LLC:

Report of Independent Auditors	F-85

Balance Sheets as of December 31, 2004 and 2003	F-86

Statements of Operations for the Years Ended December 31, 2004 and 2003	F-87

Statements of Members’ Capital for the Years Ended December 31, 2004 and 2003	F-88

Statements of Cash Flows for the Years Ended December 31, 2004 and 2003	F-89

Notes to Financial Statements	F-90

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma statement of operations for the year ended December 31, 2004 gives effect to:

•	the Acquisitions and Financing Transactions, which are more fully described under “Summary—Recent Developments”;

•	the formation and structuring transactions that took place at the time of our initial public offering in October 2004, which are more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operations”;

•	the sale by us of 4,850,000 shares of or 8.0% series A cumulative redeemable preferred stock, which occurred on March 18, 2005; and

•	the offering by us of 3,000,000 shares of our common stock contemplated hereby and the application of the net proceeds from this offering as described in “Use of Proceeds.”

For purposes of the unaudited pro forma statement of operations for the year ended December 31, 2004, the foregoing transactions are treated as if they had occurred on January 1, 2004.

The following unaudited pro forma financial statements as of and for the three month period ended March 31, 2005 give effect to the same transactions (other than the formation and structuring transactions that took place at the time of our initial public offering in October 2004). These transactions are treated as if they had occurred on March 31, 2005, for purposes of the unaudited pro forma balance sheet as of March 31, 2005, and on January 1, 2005, for purposes of the unaudited pro forma statement of operations for the three month period ended March 31, 2005.

The unaudited pro forma financial statements and related notes are presented for informational purposes only and do not purport to represent our financial position or results of operations as if the transactions had occurred on the dates discussed above. They also do not project or forecast our combined financial position or results of operations for any future date or period. We cannot assure you that any of the proposed acquisitions of financing transactions will occur.

The unaudited pro forma financial statements should be read together with our historical combined financial statements and related notes included elsewhere in this prospectus and with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma adjustments are based on available information and upon assumptions that we believe are reasonable; however, we cannot assure you that actual results will not differ from the pro forma information and perhaps in material and adverse ways.

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA BALANCE SHEET AS OF MARCH 31, 2005

	Historical Balance at March 31, 2005	Sale of Properties Held for Sale(1)	CTF Acquired Properties(2)	Renaissance Washington D.C.(3)	Sutton Place Hotel(4)	Sheraton Cerritos Hotel(5)	Financing Transactions(6)	Subtotal	Offering(7)	Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$69,898	$27,152
		(22,512)	$(438,765)	$(81,194)	$(72,500)	$(16,383)	$77,088
							98,500
							248,500
							274,381
							(212,599)	$(48,435)	$64,145	$15,710
Restricted cash	24,365							24,365		24,365
Accounts receivable, net	26,039							26,039		26,039
Due from related parties	121							121		121
Inventories	2,394							2,394		2,394
Prepaid expenses and other current assets	3,299							3,299		3,299
Current assets of discontinued operations	659	(659)						—		—

Total current assets	126,775	3,981	(438,765)	(81,194)	(72,500)	(16,383)	485,869	7,783	64,145	71,928
Investment in hotel properties, net	1,104,034		452,265	122,135	72,500	25,600		1,776,534		1,776,534
Hotel properties held for sale, net	22,988	(22,988)						—		—
Other real estate, net	7,414							7,414		7,414
Deferred financing costs, net	6,721						1,500
							1,619	9,840		9,840
Goodwill	28,493							28,493		28,493
Other assets, net	15,484							15,484		15,484
Other assets, net, of discontinued operations	140	(140)						—		—

Total assets	$1,312,049	$(19,147)	$13,500	$40,941	$—	$9,217	$488,988	$1,845,548	$64,145	$1,909,693

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and other accrued expenses	$17,363							$17,363		$17,363
Accrued payroll and employee benefits	3,606							3,606		3,606
Due to Management Company	16,755							16,755		16,755
Dividends payable	10,358							10,358		10,358
Distributions payable	1,054							1,054		1,054
Other current liabilities	20,169							20,169		20,169
Current portion of notes payable	215,073						(210,825)	4,248		4,248
Current liabilities of discontinued operations	1,441	(1,441)						—		—

Total current liabilities	285,819	(1,441)	—	—	—	—	(210,825)	73,553	—	73,553
Notes payable, less current portion	437,954	(7,846)	13,500	40,941		9,217	250,000
							276,000
							(212,599)
							210,825	1,017,992		1,017,992
Other liabilities	2,929							2,929		2,929
Other liabilities of discontinued operations	14,666	(14,666)						—		—

Total liabilities	741,368	(23,953)	13,500	40,941	—	9,217	313,401	1,094,474	—	1,094,474
Minority interests	43,927							43,927		43,927
Stockholders’ equity:
Preferred stock	121,250						99,000	220,250		220,250
Common stock	345						38	383	30	413
Additional paid in capital	448,648	4,806					77,050
							(500)	530,004	64,115	594,119
Unearned and accrued stock compensation	(7,070)							(7,070)		(7,070)
Accumulated deficit	(16,100)							(16,100)		(16,100)
Cumulative dividends	(20,319)							(20,319)		(20,319)

Total stockholders’ equity	526,754	4,806	—	—	—	—	175,587	707,147	64,145	771,292

Total liabilities and equity	$1,312,049	$(19,147)	$13,500	$40,941	$—	$9,217	$488,988	$1,845,548	$64,145	$1,909,693

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA BALANCE SHEET ADJUSTMENTS AS OF MARCH 31, 2005

(1) Represents the sale of the Doubletree hotel in Carson, California and the Holiday Inn in Mesa, Arizona held for sale at March 31, 2005 and that were sold in April 2005.
1a. Represents the effect of the sale of the two hotels:
Cash proceeds from sales, net of fees	$27,152
Hotel properties held for sale, net	(22,988)
Current assets of discontinued operations	(659)
Other assets, net, of discontinued operations	(140)
Current liabilities of discontinued operations	1,441

$4,806

1b. Repayment of debt associated with the sale of the two hotels:
Other liabilities of discontinued operations	$14,666
Notes payable, less current portion	7,846

$22,512

(2) Represents the pending acquisition of the Renaissance Harbor Place in Baltimore, Maryland, the Renaissance Concourse in Atlanta, Georgia, the Renaissance Long Beach in Long Beach, California, the Renaissance Westchester in White Plains, New York, an 85% interest (and the lender’s position in several partnership loans that collectively provide us with the entire economic interest in the hotel) in the Renaissance Orlando Resort at Sea World in Orlando, Florida, and a 25% ownership interest in the Renaissance Washington in Washington, D.C. We refer to these collectively as the CTF Acquired Properties:

Cash to be paid for the CTF Acquired Properties	$433,609
Debt to be assumed with the CTF Acquired Properties	13,500

Purchase price	447,109
Estimated closing costs	5,156

Total costs to acquire the CTF Acquired Properties	$452,265

(3) Represents the pending acquisition of 75% of Renaissance Washington, Washington D.C.:
Cash to be paid for 75% of Renaissance Washington, Washington D.C.	$78,414
Debt to be assumed with the 75% of Renaissance Washington, Washington D.C.	40,941

Purchase price	119,355
Estimated closing costs	2,780

Total costs to acquire 75% of Renaissance Washington, Washington D.C.	$122,135

(4) Represents the pending acquisition of the Sutton Place Hotel:
Cash to be paid for the Sutton Place Hotel	$72,000
Debt to be assumed with the Sutton Place Hotel	—

Purchase price	72,000
Estimated closing costs	500

Total costs to acquire the Sutton Place Hotel	$72,500

(5) Represents the pending acquisition of the Sheraton Cerritos Hotel:
Cash to be paid for the Sheraton Cerritos Hotel	$15,633
Debt to be assumed with the Sheraton Cerritos Hotel	9,217

Purchase price	24,850
Estimated closing costs	750

Total costs to acquire the Sheraton Cerritos Hotel	$25,600

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA BALANCE SHEET ADJUSTMENTS AS OF MARCH 31, 2005—(Continued)

(6) Represents the (i) pending sale of 3,750,000 shares of our common stock to BIP REIT Private Limited, (ii) the pending sale of 4,102,564 shares of our series C convertible redeemable preferred stock to Security Capital Preferred Growth Incorporated, (iii) the proposed $250 million in fixed-rate mortgage debt to be provided by Bear Stearns Commercial Mortgage, Inc. and (iv) the refinancing of $212.6 million of floating rate debt with ten individual non cross-collateralized fixed rate mortgage loans totaling $276.0 million. We refer to these collectively as the Financing Transactions:

6a. Pending sale of 3,750,000 shares of common stock at a purchase price of $20.65 per share	$77,438
Estimated costs of offering	(350)

Net proceeds	$77,088

Par value of common stock to be issued	$38
Additional paid in capital from proceeds of sale of common stock	77,050

$77,088

6b. Pending sale of 4,102,564 shares of series C convertible redeemable preferred stock at a purchase price of $24.13125 per share	$99,000
Estimated costs of offering	(500)

Net proceeds	$98,500

6c. Fixed rate mortgage debt in the form of four separate loans each secured by one of the hotels being acquired from Marriott	$250,000
Estimated costs of debt origination	(1,500)

Net proceeds	$248,500

6d. Refinance certain existing mortgage debt with ten individual non cross-collateralized fixed rate mortgage loans with a fixed rate of 5.34% and a term of ten years
New mortgage debt	$276,000
Costs of debt origination	(1,619)
Payoff existing mortgage debt	(212,599)

Net proceeds	$61,782

6e. Reclassify current portion of notes payable to notes payable, less current portion as a result of the financing transactions	$210,825

(7) Represents the offering of 3,000,000 shares of our common stock by us contemplated hereby:

7a. Sale of 3,000,000 shares of common stock at an assumed purchase price of $23.00 per share	$69,000
Underwriting discount	(3,105)
Other estimated expenses associated with the offering	(1,750)

Net proceeds	$64,145

Par value of common stock to be issued	$30
Additional paid in capital from proceeds of sale of common stock	64,115

$64,145

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

	Predecessor						Company
	Period from 1/1/04 through 10/25/04	Hotel Eliminations(1)	Management Company(2)	Other Adjustments(3)	Subtotal	Initial Public Offering(4)	Period from 10/26/04 through 12/31/04	Subtotal
REVENUES
Room	$282,583	$(9,167)			$273,416		$53,110	$326,526
Food and beverage	89,270	(2,417)			86,853		21,960	108,813
Other operating	36,038	(781)			35,257		7,636	42,893
Management and other fees from affiliates	688			$(688)	—		4	4

Total revenues	408,579	(12,365)		(688)	395,526		82,710	478,236

OPERATING EXPENSES
Room	62,129	(1,918)			60,211		13,004	73,215
Food and beverage	62,318	(1,981)			60,337		15,057	75,394
Other hotel expenses	125,962	(4,124)			121,838	$(516)	26,935	148,257
General and administrative	58,309	(1,984)	$(51,433)	(4,892)	—		—	—
General and administrative—corporate	—			6,695
				1,525	8,220		7,230	15,450
General and administrative—property operations	—		46,143		46,143		10,194	56,337
Depreciation and amortization	47,218	(1,851)			45,367		11,192	56,559
Impairment loss	7,439				7,439		—	7,439

Total operating expenses	363,375	(11,858)	(5,290)	3,328	349,555	(516)	83,612	432,651

Operating income (loss)	45,204	(507)	5,290	(4,016)	45,971	516	(902)	45,585
Interest and other income	561				561		154	715
Interest expense	(43,881)	1,701			(42,180)	8,313	(19,606)	(53,473)

Income (loss) from continuing operations before minority interest and income taxes	1,884	1,194	5,290	(4,016)	4,352	8,829	(20,354)	(7,173)
Minority interest	125				125	(1,560)	2,706	1,271
Provision for income taxes	(272)			272	—		—	—

Income (loss) from continuing operations	1,737	1,194	5,290	(3,744)	4,477	7,269	(17,648)	(5,902)

Preferred stock dividends

Income (loss) available to common stockholders	$1,737	$1,194	$5,290	$(3,744)	$4,477	$7,269	$(17,648)	$(5,902)

Income (loss) available to common stockholders per share:
Basic

Diluted

Common shares outstanding:
Basic

Diluted

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004—(Continued)

	CTF Acquired Properties(5)	Renaissance Westchester(6)	Renaissance Washington D.C.(7)	Sutton Place Hotel(8)	Sheraton Cerritos Hotel(9)	Financing Transactions		Subtotal	Offering(13)	Pro Forma
REVENUES
Room	$80,126	$13,170	$35,093	$11,304	$6,119			$472,338		$472,338
Food and beverage	42,897	8,062	15,053	8,547	4,686			188,058		188,058
Other operating	8,522	1,003	4,759	707	364			58,248		58,248
Management and other fees from affiliates								4		4

Total revenues	131,545	22,235	54,905	20,558	11,169	—		718,648	—	718,648

OPERATING EXPENSES
Room	19,437	2,978	9,586	3,564	1,583			110,363		110,363
Food and beverage	33,538	6,175	12,777	7,714	2,944			138,542		138,542
Other hotel expenses	23,067	3,665	10,014	3,597	1,635			190,235		190,235
General and administrative								—		—
General and administrative—corporate
								15,450		15,450
General and administrative—property operations	27,440	5,021	11,352	3,484	1,638			105,272		105,272
Depreciation and amortization	11,307	—	3,053	1,813	640			73,372		73,372
Impairment loss								7,439		7,439

Total operating expenses	114,789	17,839	46,782	20,172	8,440	—		640,673	—	640,673

Operating income (loss)	16,756	4,396	8,123	387	2,729	—		77,976	—	77,976
Interest and other income								715		715
Interest expense						(13,293	)(10)	(66,766)		(66,766)

Income (loss) from continuing operations before minority interest and income taxes	16,756	4,396	8,123	387	2,729	(13,293)		11,924	—	11,924
Minority interest								1,271	(957)	314
Provision for income taxes								—		—

Income (loss) from continuing operations	16,756	4,396	8,123	387	2,729	(13,293)		13,195	(957)	12,238

Preferred stock dividends						(9,700	)(11)
						(6,385	)(12)	(16,085)		(16,085)

Income (loss) available to common stockholders	$16,756	$4,396	$8,123	$387	$2,729	$(29,379)		$(2,890)	$(957)	$(3,848)

Income (loss) available to common stockholders per share:
Basic										$(0.09)

Diluted										$(0.09)

Common shares outstanding(14):
Basic										41,283

Diluted										41,283

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS FOR THE YEAR

ENDED DECEMBER 31, 2004

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2004

(1)    Represents the historical results of the JW Marriott, Cherry Creek, Colorado and the Embassy Suites, Los Angeles, California for the year ended December 31, 2004, as these two hotels were excluded from our initial public offering in October 2004. Properties sold or held for sale in 2003 or 2004 are included in discontinued operations and, therefore, are not included in this column.

1a. Represents the elimination of room revenue from the following hotels:
JW Marriott, Cherry Creek, Colorado	$3,176
Embassy Suites, Los Angeles, California	5,991

$9,167

1b. Represents the elimination of food and beverage revenue from the following hotels:
JW Marriott, Cherry Creek, Colorado	$1,459
Embassy Suites, Los Angeles, California	958

$2,417

1c. Represents the elimination of other operating revenues from the following hotels:
JW Marriott, Cherry Creek, Colorado	$332
Embassy Suites, Los Angeles, California	449

$781

1d. Represents the elimination of room expense from the following hotels:
JW Marriott, Cherry Creek, Colorado	$787
Embassy Suites, Los Angeles, California	1,131

$1,918

1e. Represents the elimination of food and beverage expense from the following hotels:
JW Marriott, Cherry Creek, Colorado	$1,281
Embassy Suites, Los Angeles, California	700

$1,981

1f. Represents the elimination of other hotel expenses from the following hotels:
JW Marriott, Cherry Creek, Colorado	$1,425
Embassy Suites, Los Angeles, California	2,699

$4,124

1g. Represents the elimination of general and administrative expense from the following hotels:
JW Marriott, Cherry Creek, Colorado	$1,345
Embassy Suites, Los Angeles, California	639

$1,984

1h. Represents the elimination of depreciation and amortization expense from the following hotels:
JW Marriott, Cherry Creek, Colorado	$704
Embassy Suites, Los Angeles, California	1,147

$1,851

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 2004—(Continued)

1i. Represents the elimination of interest expense from the following hotels:
JW Marriott, Cherry Creek, Colorado	$691
Embassy Suites, Los Angeles, California	1,010

$1,701

(2)    Represents the transfer to the Management Company of employee-related expenses from the corporation that managed 47 of our hotels and employed the employees for those hotels (as well as certain corporate personnel involved in hotel management) prior to our initial public offering in October 2004.

Transfer of employee-related expenses	$39,473
Management fee expense	6,670

$46,143

(3) Other adjustments represents:
3a. Elimination of management and other fees from affiliates as a result of the formation and structuring transactions	$688

3b. Estimated continuing and additional costs of being a public company
Continuing costs	$4,892
Additional costs	1,803

$6,695

3c. Reflects the grants of restricted stock unit awards
Compensation expense associated with restricted stock unit awards	$436
Non-cash amortization expense associated with restricted stock unit awards	1,089

$1,525

3d. Elimination of provision for income taxes	$(272)

(4) The effect of the application of the net proceeds of our initial public offering.
4a. Reflects the reduction of ground lease expense as a result of the purchase of the land under the Embassy Suites, Chicago, Illinois	$516

4c. Reflects the change in interest expense for the following items:
Decrease in interest expense for the repayment of debt with the net proceeds of our initial public offering	$11,749
Increase in interest expense for our term loan of $75 million incurred at the time of our initial public offering	(3,436)

$8,313

4d. Represents the membership units in Sunstone Hotel Partnership owned by the Contributing Entities following the initial public offering	$1,435
125

$1,560

(5)    Represents the pending acquisition of the CTF Acquired Properties (excluding the Renaissance Westchester in White Plains, New York which is shown separately in (6) below and the 25% ownership interest in the Renaissance Washington in Washington D.C. which is included in (7) below):

Room revenue	$80,126

Food and beverage revenue	$42,897

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 2004—(Continued)

Other operating revenue	$8,522

Room expense	$19,437

Food and beverage expense	$33,538

Other hotel expenses	$23,067

General and administrative	$27,440

Depreciation and amortization (adjusted based on our purchase price and includes Renaissance, Westchester and the 25% interest in the Renaissance Washington in Washington D.C.)	$11,307

(6) Represents the pending acquisition of the Renaissance Westchester, White Plains, New York:
Room revenue	$13,170

Food and beverage revenue	$8,062

Other operating revenue	$1,003

Room expense	$2,978

Food and beverage expense	$6,175

Other hotel expenses	$3,665

General and administrative	$5,021

Depreciation and amortization (included in the CTF Acquired Properties adjustment)	$—

(7) Represents the pending acquisition of 100% of the Renaissance Washington in Washington D.C.:
Room revenue	$35,093

Food and beverage revenue	$15,053

Other operating revenue	$4,759

Room expense	$9,586

Food and beverage expense	$12,777

Other hotel expenses	$10,014

General and administrative	$11,352

Depreciation and amortization (based on our purchase price for 75% of the interest in the Renaissance Washington in Washington D.C. The depreciation adjustment for the remaining 25% interest is included in the CTF Acquired Properties adjustment)	$3,053

(8) Represents the pending acquisition of the Sutton Place Hotel:
Room revenue	$11,304

Food and beverage revenue	$8,547

Other operating revenue	$707

Room expense	$3,564

Food and beverage expense	$7,714

Other hotel expenses	$3,597

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 2004—(Continued)

General and administrative	$3,484

Depreciation and amortization (based on our purchase price)	$1,813

(9) Represents the pending acquisition of the Sheraton Cerritos Hotel:
Room revenue	$6,119

Food and beverage revenue	$4,686

Other operating revenue	$364

Room expense	$1,583

Food and beverage expense	$2,944

Other hotel expenses	$1,635

General and administrative	$1,638

Depreciation and amortization (based on our purchase price)	$640

(10)  Reflects the net change in interest resulting from the paydown of debt related to the sale of two hotel properties, the fixed rate mortgage loan refinance and the new debt to be incurred in connection with the purchase of the CTF Acquired Properties, the Renaissance Washington in Washington D.C. and the Sheraton Cerritos Hotel.

Actual interest expense	$53,473
Net increase in interest expense	13,293

Pro forma interest expense	$66,766

(11) Reflects a full period of preferred stock dividends on the 4,850,000 shares of 8.0% series A cumulative redeemable preferred stock issued in March 2005 at a liquidation preference of $25.00 per share	$9,700

(12) Reflects a full period of preferred stock dividends on the 4,102,564 shares of 6.45% series C convertible redeemable preferred stock which we have agreed to sell to Security Capital	$6,385

(13) Record minority interest for the pro forma period.
Pro forma income (loss) available to minority interest holders and common stockholders	$(4,161)
Minority ownership percentage	7.54%

Minority interest	$(314)

(14) The shares used in the basic and diluted income (loss) available to common stockholders is as follows:
Shares outstanding as of March 31, 2005	34,533
Private sale of shares to BIP REIT Private Limited	3,750
Shares offered to the public in this offering	3,000

Basic shares outstanding	41,283

Unvested restricted stock grants made to employees	335

Diluted shares outstanding	41,618

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005

	Historical	CTF Acquired Properties(1)	Renaissance Westchester(2)	Renaissance Washington D.C.(3)	Sutton Place Hotel(4)	Sheraton Cerritos Hotel(5)	Financing Transactions		Subtotal	Offering(9)	Pro Forma
REVENUES
Room	$79,624	$20,747	$2,461	$8,749	$3,030	$1,698			$116,309		$116,309
Food and beverage	25,775	11,980	1,346	3,960	1,842	1,076			45,979		45,979
Other operating	11,158	2,486	288	370	183	80			14,565		14,565
Management and other fees from affiliates	—								—		—

Total revenues	116,557	35,213	4,095	13,079	5,055	2,854	—		176,853	—	176,853

OPERATING EXPENSES
Room	17,784	4,890	671	2,294	827	436			26,902		26,902
Food and beverage	18,291	8,505	1,255	3,409	1,461	702			33,623		33,623
Other hotel expenses	37,481	5,796	919	2,061	723	401			47,381		47,381
General and administrative	—								—		—
General and administrative—corporate	3,519								3,519		3,519
General and administrative—property operations	12,452	6,835	1,041	2,767	700	546			24,341		24,341
Depreciation and amortization	14,063	2,827	—	763	453	160			18,266		18,266

Total operating expenses	103,590	28,853	3,886	11,294	4,164	2,245	—		154,032	—	154,032

Operating income (loss)	12,967	6,360	209	1,785	891	609	—		22,821	—	22,821
Interest and other income	306								306		306
Interest expense	(12,168)						(4,524	)(6)	(16,692)		(16,692)

Income (loss) from continuing operations before minority interest and income taxes	1,105	6,360	209	1,785	891	609	(4,524)		6,435	—	6,435
Minority interest	(151)								(151)	(31)	(182)
Provision for income taxes	—								—		—

Income (loss) from continuing operations	954	6,360	209	1,785	891	609	(4,524)		6,284	(31)	6,253
Preferred stock dividends	(388)						(2,037	)(7)
							(1,596	)(8)	(4,021)		(4,021)

Income (loss) available to common stockholders	$566	$6,360	$209	$1,785	$891	$609	$(8,157)		$2,263	$(31)	$2,232

Income (loss) available to common stockholders per share:
Basic											$0.05

Diluted											$0.05

Common shares outstanding(10):
Basic											41,283

Diluted											41,618

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2005

(1) Represents the pending acquisition of the CTF Acquired Properties:
Room revenue	$20,747

Food and beverage revenue	$11,980

Other operating revenue	$2,486

Room expense	$4,890

Food and beverage expense	$8,505

Other hotel expenses	$5,796

General and administrative	$6,835

Depreciation and amortization (adjusted based on our purchase price and includes Renaissance, Westchester and the 25% interest in the Renaissance Washington in Washington D.C.)	$2,827

(2) Represents the pending acquisition of the Renaissance Westchester, White Plains, New York:
Room revenue	$2,461

Food and beverage revenue	$1,346

Other operating revenue	$288

Room expense	$671

Food and beverage expense	$1,255

Other hotel expenses	$919

General and administrative	$1,041

Depreciation and amortization (included in the CTF Acquired Properties adjustment)	$—

(3) Represents the pending acquisition of 100% of the Renaissance Washington in Washington D.C.:
Room revenue	$8,749

Food and beverage revenue	$3,960

Other operating revenue	$370

Room expense	$2,294

Food and beverage expense	$3,409

Other hotel expenses	$2,061

General and administrative	$2,767

Depreciation and amortization (based on our purchase price for 75% of the interest in the Renaissance Washington in Washington D.C. The depreciation adjustment for the remaining 25% interest is included in the CTF Acquired Properties adjustment)	$763

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005—(Continued)

(4) Represents the pending acquisition of Sutton Place Hotel:
Room revenue	$3,030

Food and beverage revenue	$1,842

Other operating revenue	$183

Room expense	$827

Food and beverage expense	$1,461

Other hotel expenses	$723

General and administrative	$700

Depreciation and amortization	$453

(5) Represents the pending acquisition of the Sheraton Cerritos Hotel:
Room revenue	$1,698

Food and beverage revenue	$1,076

Other operating revenue	$80

Room expense	$436

Food and beverage expense	$702

Other hotel expenses	$401

General and administrative	$546

Depreciation and amortization	$160

(6) Reflects the net change in interest resulting from the paydown of debt related to the sale of two hotel properties, the fixed rate mortgage loan refinance and the new debt to be incurred in connection with the purchase of the CTF Acquired Properties, the Renaissance Washington D.C., and the Sheraton Cerritos Hotel.

Actual interest expense	$12,168
Net increase in interest expense	4,524

Pro forma interest expense	$16,692

(7) Reflects a full period of preferred stock dividends on the 4,850,000 shares of 8.0% series A cumulative redeemable preferred stock issued in March 2005 at a liquidation preference of $25.00 per share.

Actual preferred stock dividends	$388
Increase in preferred stock dividends for full period	2,037

Pro forma preferred stock dividends	$2,425

(8) Reflects a full period of preferred stock dividends on the 4,102,564 shares of 6.45% series C convertible redeemable preferred stock at $24.13125 per share.	$1,596

(9) Record minority interest for the pro forma period.
Pro forma income (loss) available to minority interest holders and common stockholders	$2,414
Minority ownership percentage	7.54%

Minority interest	$182

SUNSTONE HOTEL INVESTORS, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2005—(Continued)

(10) The shares used in the basic and diluted income (loss) available to common stockholders is as follows:
Shares outstanding as of March 31, 2005	34,533
Private sale of shares to BIP REIT Private Limited	3,750
Shares offered to the public in this offering	3,000

Basic shares outstanding	41,283

Unvested restricted stock grants made to employees	335

Diluted shares outstanding	41,618

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Sunstone Hotel Investors, Inc.:

We have audited the accompanying consolidated balance sheet of Sunstone Hotel Investors, Inc. and subsidiaries as of December 31, 2004, and the combined balance sheet of the Sunstone Predecessor Companies, as defined in Note 1, as of December 31, 2003, and the related consolidated statements of operations and stockholders’ equity of Sunstone Hotel Investors, Inc. and subsidiaries for the period from October 26, 2004 (commencement of operations) through December 31, 2004, the related combined statements of operations and changes in members’ equity of the Sunstone Predecessor Companies for the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002, the related consolidated statement of cash flows of Sunstone Hotel Investors, Inc. and subsidiaries for the period from October 26, 2004 (commencement of operations) through December 31, 2004, and the Sunstone Predecessor Companies for the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These consolidated and combined financial statements and schedule are the responsibility of Sunstone Hotel Investors, Inc.’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunstone Hotel Investors, Inc. and subsidiaries and the combined financial position of the Sunstone Predecessor Companies as of December 31, 2004 and December 31, 2003, respectively, the consolidated results of operations of Sunstone Hotel Investors, Inc. and subsidiaries for the period from October 26, 2004 (commencement of operations) through December 31, 2004, the combined results of operations of the Sunstone Predecessor Companies for the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002, the consolidated cash flows of Sunstone Hotel Investors, Inc. and subsidiaries for the period from October 26, 2004 (commencement of operations) through December 31, 2004, and the Predecessor Companies for the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    ERNST & YOUNG LLP

Irvine, California

February 4, 2005

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

CONSOLIDATED AND COMBINED BALANCE SHEETS

(In thousands)

	The Company	The Predecessor
	December 31, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$5,966	$20,229
Restricted cash	28,910	37,611
Accounts receivable, net	28,273	19,040
Due from related parties	147	451
Inventories	2,522	2,690
Prepaid expenses	2,297	2,624

Total current assets	68,115	82,645
Investment in hotel properties, net	1,127,272	1,227,537
Other real estate, net	7,519	7,767
Deferred financing costs, net	7,638	12,461
Goodwill	28,493	28,493
Other assets, net	14,708	6,039

Total assets	$1,253,745	$1,364,942

LIABILITIES AND STOCKHOLDERS’ EQUITY AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$25,021	$28,943
Accrued payroll and employee benefits	5,814	13,263
Due to Management Company	15,401	—
Dividends payable	9,962	—
Distributions payable	1,054	—
Other current liabilities	18,902	25,313
Current portion of notes payable	45,009	25,804

Total current liabilities	121,163	93,323
Notes payable, less current portion	667,452	891,848
Deferred income taxes	—	43,612
Accrued pension liability	—	1,638
Other liabilities	2,968	3,572

Total liabilities	791,583	1,033,993
Commitments and contingencies (Note 13)
Minority interest	44,830	604
Stockholders’ equity and members’ equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 34,518,616 shares issued and outstanding	345	—
Additional paid in capital	452,124	—
Unearned and accrued stock compensation	(7,278)	—
Accumulated deficit	(17,897)	—
Cumulative dividends	(9,962)
Accumulated other comprehensive loss	—	(1,742)
Members’ equity	—	332,087

Total stockholders’ equity and members’ equity	417,332	330,345

Total liabilities and stockholders’ equity and members’ equity	$1,253,745	$1,364,942

See accompanying notes to consolidated and combined financial statements.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	The Company	The Predecessor
	Period October 26, 2004 through December 31, 2004	Period January 1, 2004 through October 25, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
REVENUES
Room	$53,110	$282,583	$306,239	$182,522
Food and beverage	21,960	89,270	104,416	45,034
Other operating	7,636	36,038	36,508	21,304
Management and other fees from affiliates	4	688	705	194

Total revenues	82,710	408,579	447,868	249,054

OPERATING EXPENSES
Room	13,004	62,129	72,083	41,004
Food and beverage	15,057	62,318	74,642	33,081
Other operating	5,105	24,152	25,191	14,168
Advertising and promotion	5,425	24,500	28,462	14,688
Repairs and maintenance	3,948	17,255	20,441	10,304
Utilities	3,769	17,013	18,809	10,734
Franchise costs	3,954	21,311	23,077	14,061
Property tax, ground lease, and insurance	4,734	21,731	28,413	12,413
General and administrative	17,424	58,309	62,923	37,844
Depreciation and amortization	11,192	47,218	52,068	32,844
Impairment loss	—	7,439	11,382	6,176

Total operating expenses	83,612	363,375	417,491	227,317

Operating income (loss)	(902)	45,204	30,377	21,737
Interest and other income	154	561	796	2,080
Interest expense	(19,606)	(43,881)	(53,974)	(27,932)

Income (loss) before minority interest, income taxes and discontinued operations	(20,354)	1,884	(22,801)	(4,115)
Minority interest	2,706	125	(17)	—
Income tax benefit (provision)	—	(272)	2,876	4,707

Income (loss) from continuing operations before discontinued operations	(17,648)	1,737	(19,942)	592
Income (loss) from discontinued operations	(249)	(19,940)	(2,324)	(10,978)

NET LOSS	$(17,897)	$(18,203)	$(22,266)	$(10,386)

Basic/diluted per share amounts:
Loss from continuing operations before discontinued operations	$(0.54)
Income (loss) from discontinued operations	—

Net loss per common share	$(0.54)

Weighted average common shares outstanding:
Basic	33,196

Diluted	33,488

See accompanying notes to consolidated and combined financial statements.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS’

AND MEMBERS’ EQUITY

(In thousands, except per share data)

	Number of Shares	Common Stock	Additional Paid in Capital	Unearned and Accrued Stock Compensation	Accumulated Deficit	Cumulative Dividends	Accumulated Other Comprehensive Loss	Members’ Equity	Total
The Predecessor
Balance at December 31, 2001							$(967)	$299,752	$298,785
Contributions								135,071	135,071
Distributions								(23,579)	(23,579)
Net loss								(10,386)	(10,386)
Minimum pension liability adjustment							(1,149)		(1,149)

Comprehensive loss									(11,535)

Balance at December 31, 2002							(2,116)	400,858	398,742
Contributions								25,971	25,971
Distributions								(72,006)	(72,006)
Transfer of members’ interest to minority interest								(470)	(470)
Net loss								(22,266)	(22,266)
Minimum pension liability adjustment							374		374

Comprehensive loss									(21,892)

Balance at December 31, 2003							(1,742)	332,087	330,345
Contributions								25,322	25,322
Distributions								(9,350)	(9,350)
Net loss								(18,203)	(18,203)
Minimum pension liability adjustment							—		—

Comprehensive loss									(18,203)

Balance at October 25, 2004							(1,742)	329,856	328,114

The Company
Adjustments for formation and structuring transactions (Note 10)								26,646	26,646
Reclassify Predecessor members’ equity	9,990,932		$354,760				1,742	(356,502)	—
Net proceeds from sale of common stock	24,459,737	$344	383,733						384,077
Record the acquisition of membership units in the Sunstone Hotel Operating Partnership from the Predecessor’s members			(195,921)						(195,921)
Record minority interests for Predecessor members’ continuing interests			(99,167)						(99,167)
Issuance of unvested restricted common stock			9,371	$(9,371)					—
Vesting of restricted common stock	67,947	1	(652)	2,093					1,442
Dividends declared and payable						$(9,962)			(9,962)
Net loss					$(17,897)				(17,897)

Balance at December 31, 2004	34,518,616	$345	$452,124	$(7,278)	$(17,897)	$(9,962)	$—	$—	$417,332

See accompanying notes to consolidated and combined financial statements

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	The Company	The Predecessor
	Period October 26, 2004 through December 31, 2004	Period January 1, 2004 through October 25, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(17,897)	$(18,203)	$(22,266)	$(10,386)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expense (recovery)	605	1,351	605	(201)
Minority interest	(2,706)	(125)	17	—
(Gain) loss on sale of hotel properties	(592)	1,251	(14,757)	43
Depreciation	9,773	49,560	60,081	39,621
Amortization of deferred franchise fees	1,685	304	407	324
Amortization of deferred financing costs	5,818	4,328	7,797	5,381
Amortization of deferred stock compensation	1,442	—	—	—
Impairment loss—investment in hotel properties and discontinued operations	—	24,393	26,297	7,054
Impairment loss—goodwill	—	—	2,076	9,393
(Gain) loss on derivatives	1	544	1,423	(4,976)
Deferred income taxes	—	(2,617)	(3,241)	(5,131)
Changes in operating assets and liabilities:
Restricted cash	(1,883)	4,437	(7,411)	(18,303)
Accounts receivable	1,755	(13,528)	(5,013)	(6,861)
Due from affiliates	178	(144)	(404)	(47)
Inventories	31	(44)	251	(777)
Prepaid expenses and other assets	(1,105)	(7,070)	(1,060)	(1,091)
Accounts payable and other liabilities	4,740	(5,062)	13,701	11,214
Accrued payroll and employee benefits	739	41	1,661	1,766
Due to Management Company	36	—	—	—
Accrued pension liability	—	(445)	(130)	(303)

Net cash provided by operating activities	2,620	38,971	60,034	26,720

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of hotel properties	20,772	37,584	119,259	6,246
Acquisitions of hotel properties	—	(38,820)	(41,925)	(526,504)
Additions to hotel properties and other real estate	(15,273)	(50,032)	(58,963)	(21,180)

Net cash provided by (used in) investing activities	5,499	(51,268)	18,371	(541,438)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from equity offering	362,011	—	—	—
Payment of offering costs	(28,511)	—	—	—
Acquisition of membership units from the Predecessor’s members	(195,921)	—	—	—
Proceeds from notes payable	396,364	60,983	483,883	471,378
Payments on notes payable	(545,979)	(74,259)	(508,654)	(44,362)
Net proceeds from the exercise of the over-allotment option	50,577	—	—	—
Purchase of minority interest	(50,577)	—	—	—
Payments of deferred financing costs	(6,141)	(345)	(9,081)	(6,544)
Proceeds from sale of interest rate cap agreements	—	—	—	—
Acquisition of interest rate cap agreements	—	(53)	(708)	(1,249)
Contributions from members	—	25,322	25,971	135,071
Distributions to members	—	(9,350)	(72,006)	(23,579)
Contributions from minority interest holders	—	105	164	—
Distributions to minority interest holders	—	(40)	(47)	—

Net cash (used in) provided by financing activities	(18,177)	2,363	(80,478)	530,715

Net (decrease) increase in cash and cash equivalents	(10,058)	(9,934)	(2,073)	15,997
Cash and cash equivalents, beginning of year	16,024	20,229	22,302	6,305

Cash and cash equivalents, end of year	$5,966	$10,295	$20,229	$22,302

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$14,960	$41,165	$51,713	$34,944

Income taxes paid	$—	$1,301	$1,008	$468

NONCASH FINANCING ACTIVITY
Transfer of member’s interest to minority interest	$—	$—	$470	$—

Dividends and distributions payable	$11,016	$—	$—	$—

See accompanying notes to consolidated and combined financial statements.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1. Organization and Description of Business

Sunstone Hotel Investors, Inc. (the “Company”), through its 90.3% controlling interest in Sunstone Hotel Partnership, LLC (the “Operating Partnership”), of which the Company is the sole managing member, and the subsidiaries of the Operating Partnership, including Sunstone Hotel TRS Lessee, Inc. (the “TRS Lessee”) and its subsidiaries, is currently engaged in owning, acquiring, selling, and renovating hotel properties in the United States. The Company operates as a real estate investment trust (“REIT”) for federal income tax purposes.

The Company was formed to succeed the businesses of Sunstone Hotel Investors, L.L.C. (“SHI”), WB Hotel Investors, LLC (“WB”), and Sunstone/WB Hotel Investors IV, LLC (“WB IV”) (collectively, the “Sunstone Predecessor Companies” or the “Predecessor”), which were engaged in owning, acquiring, selling, managing, and renovating hotel properties in the United States. The Company was incorporated in Maryland on June 28, 2004, in anticipation of an initial public offering of common stock (the “IPO”), which was consummated on October 26, 2004 concurrently with the consummation of various formation transactions. These transactions were designed to (i) enable the Company to raise the necessary capital to acquire properties from the Predecessor and repay certain mortgage debt relating thereto, (ii) provide a vehicle for future acquisitions, (iii) enable the Company to comply with certain requirements under the federal income tax laws and regulations relating to real estate investment trusts, (iv) facilitate potential financings and (v) preserve certain tax advantages for the Predecessor. From June 28, 2004 through October 26, 2004, the Company did not have any operations.

The Predecessor transferred its property and operating interests in the Sunstone Predecessor Companies in exchange for limited partnership interests in the Operating Partnership and common stock of the Company.

The transfer of the properties and operating interests of Sunstone Predecessor Companies for ownership interests in the Operating Partnership and common stock of the Company was accounted for at the historical cost of the Predecessor similar to a pooling of interests as the Sunstone Predecessor Companies were all under common control.

On October 26, 2004, the Company commenced operations after completing the IPO, which consisted of the sale of 21,294,737 shares of common stock at a price per share of $17.00, generating gross proceeds of approximately $362.0 million. The proceeds to the Company, net of underwriters’ discount and offering costs, were approximately $333.5 million. Concurrent with the IPO, the Company received gross proceeds of $75.0 million from a new unsecured term loan facility and $10.0 million from a draw on a new $150.0 million revolving credit facility. The Company also entered into a new mortgage loan with one of its existing lenders and repaid the existing indebtedness. The costs associated with the unsecured term loan facility, revolving credit facility and the new mortgage loan totaled $6.1 million. The proceeds from the IPO and the unsecured term loan facility were used to acquire limited partnership interests in the Operating Partnership held by the Predecessors’ members as a result of the IPO for $195.9 million, repay secured notes payable of $210.1 million, and purchase a ground lessor’s interest in a ground lease under one of the properties that was purchased for $6.3 million.

On November 23, 2004, as a result of the exercise of the underwriters’ over-allotment option, the Company sold an additional 3,165,000 shares of common stock resulting in gross proceeds of $53.8 million which it used to purchase an additional 3,165,000 limited partnership interests in the Operating Partnership from the Predecessor.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements as of December 31, 2004 and for the period October 26, 2004 through December 31, 2004, include the accounts of the Company, the Operating Partnership and the TRS Lessee and their subsidiaries. Property interests contributed to the Operating Partnership by the Predecessor have been accounted for as a reorganization of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the contributed assets and assumed liabilities were recorded at the Predecessors’ historical cost basis. All significant intercompany balances and transactions have been eliminated.

The accompanying combined financial statements as of December 31, 2003 and for the period January 1, 2004 through October 25, 2004, and the year ended December 31, 2003 include the accounts of SHI, WB, and WB IV. The accompanying combined financial statements for the year ended December 31, 2002 include the accounts of SHI and WB for the full year and the accounts of WB IV from December 17, 2002 to December 31, 2002. Significant intercompany accounts and transactions have been eliminated for all periods presented. Minority interest at December 31, 2004, represents the outside equity interests of the Operating Partnership. Minority interest at December 31, 2003, represents the outside equity interest of non-controlling owners in certain of the Predecessor’s non-wholly owned consolidated subsidiaries. Certain amounts included in the combined financial statements for prior years have been reclassified to conform with the most recent financial statement presentation.

Use of Estimates

The preparation of consolidated and combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates in the near term.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus all short-term investments with an original maturity of three months or less.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. These financial institutions are located throughout the country and the Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. At December 31, 2004 and 2003, the Company had amounts in banks that were in excess of federally insured amounts.

Restricted Cash

Restricted cash is comprised of reserve accounts for debt service, interest reserves, capital replacements, and ground leases, property taxes and insurance impounds. These restricted funds are subject to supervision and disbursement approval by certain of the Company’s lenders.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable

Accounts receivable primarily represents receivables from hotel guests who occupy hotel rooms and utilize hotel services. Accounts receivable also includes receivables from customers who utilize the Company’s laundry facilities in Salt Lake City, Utah, and Rochester, Minnesota. The Company maintains an allowance for doubtful accounts sufficient to cover potential credit losses. The Company’s accounts receivable at December 31, 2004 and 2003 includes an allowance for doubtful accounts of $2.2 million and $784,000, respectively. At December 31, 2004, the Company had approximately $12.3 million in accounts receivable with one customer who is operating under a contract with the United States government. The Company has specifically reserved a portion of this particular receivable in the amount of $1.3 million.

Inventories

Inventories, consisting primarily of food and beverages, are stated at the lower of cost or market, with cost determined on a method that approximates first-in, first-out basis.

Investments In Hotel Properties, Other Real Estate and Franchise Fees

Hotel properties and other real estate assets are recorded at cost, less accumulated depreciation. During periods of construction or major renovation, direct construction costs and carrying costs such as interest, property taxes and insurance are capitalized to the real estate project while under development until the project is ready for its intended use. Hotel properties and other completed real estate investments are depreciated using the straight-line method over estimated useful lives ranging from five to 35 years for buildings and improvements and three to 12 years for furniture, fixtures and equipment.

Initial franchise fees are recorded at cost and amortized using the straight-line method over the lives of the franchise agreements ranging from three to 20 years. All other franchise fees that are based on the Company’s results of operations are expensed as incurred.

Effective January 1, 2002, the Predecessor adopted the requirements of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 requires impairment losses to be recorded on long-lived assets to be held and used by the Company when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. When an impairment loss is required for assets to be held and used by the Company, the related assets are adjusted to their estimated fair values.

As a result of a depressed state in certain markets of the hotel industry, during 2004 and 2003, the Predecessor determined that the carrying values of certain hotels were no longer recoverable based on estimated future undiscounted cash flows to be generated from these hotels. As a result, the Predecessor recognized an impairment loss, exclusive of impairment of discontinued operations (Note 4) and goodwill, of $7.4 million for the period January 1, 2004 through October 25, 2004, and $9.3 million for the year ended December 31, 2003, based on the difference between the carrying values and the fair values of the hotels as determined by the Predecessor based on supporting factors such as net operating cash flows, terminal capitalization rates and replacement costs. These hotels continue to be held for use by the Company and, accordingly, the hotel impairment loss is included in continuing operations for the period January 1, 2004 through October 25, 2004, and the year ended December 31, 2003. There were no additional impairment charges for the period October 26, 2004 through December 31, 2004. Based on the Company’s review, management believes that there were no

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

other impairments on its long-lived assets held for use and that the carrying values of its hotel properties and other real estate are recoverable at December 31, 2004.

Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, as well as the availability of suitable financing. The realization of the Company’s investment in hotel properties and other real estate is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from their estimated fair values.

Deferred Financing Costs

Deferred financing costs consist of loan fees and other financing costs related to the Company’s secured notes payable, unsecured term loan facility and revolving credit facility and are amortized to interest expense over the terms of the related debt.

Whenever the underlying debt is paid off, any related unamortized deferred financing cost is charged to interest expense. During 2004, 2003, and 2002, approximately $6.5 million, $9.1 million, and $6.5 million, respectively, was incurred and paid, related to new debt and debt refinancings. Such costs are being amortized over the related terms of the loans.

Interest expense related to the amortization of deferred financing costs was $5.8 million of which $5.1 million was related to one-time costs associated with the initial public offering for the period October 26, 2004 through December 31, 2004, $4.3 million for the period January 1, 2004 through October 25, 2004, and $7.8 million and $5.4 million, for the years ended December 31, 2003 and 2002, respectively.

Goodwill

Effective January 1, 2002, the Predecessor adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. As a result, the carrying value of goodwill allocated to the hotel properties and other real estate is reviewed at least annually and when facts and circumstances suggest that it may be impaired. Such review entails comparing the carrying value of the individual hotel property (the reporting unit) including the allocated goodwill to the fair value determined for that hotel property. If the aggregate carrying value of the hotel property exceeds the fair value, the goodwill of the hotel property is impaired to the extent of the difference between the fair value and the aggregate carrying value, not to exceed the carrying amount of the allocated goodwill. As a result of the depressed state in certain markets of the hotel industry, the Predecessor determined that the carrying values of some of the reporting units were no longer recoverable based on the estimated future cash flows to be generated by these reporting units. The fair values of the reporting units were determined using factors such as net operating cash flows, terminal capitalization rates and replacement costs.

The Predecessor’s review at December 31, 2003 and 2002 indicated that the remaining allocated goodwill for certain hotel properties was impaired resulting in a $2.1 million and $9.4 million of goodwill impairment loss recorded for the years ended December 31, 2003 and 2002, respectively. Based on the Company’s review at December 31, 2004, management believes that there were no other impairments on its goodwill.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment is stated on the cost basis and includes computer equipment and other corporate office equipment and furniture. Property and equipment is depreciated on a straight-line basis over the estimated useful lives ranging from three to five years. The cost basis of property and equipment amounted to $5.7 million and $5.4 million at December 31, 2004 and 2003, respectively. Accumulated depreciation amounted to $3.7 million and $3.0 million at December 31, 2004 and 2003, respectively. Property and equipment net of related accumulated depreciation is included in other assets.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with the requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS No. 133”). SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation. Derivatives that are not hedges must be adjusted to fair value through income. Gains and losses on sale of derivative instruments are also reported in the statements of operations.

Fair Value of Financial Instruments

As of December 31, 2004 and 2003, the carrying amount of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses were representative of their fair values due to the short-term maturity of these instruments. A significant portion of debt has interest rates that fluctuate based on published market rates. The Company’s fixed-rate mortgage debt is at commensurate terms with similar debt instruments based on risk, collateral, and other characteristics. Management believes the carrying value of the mortgage and other debt is a reasonable estimation of its fair value as of December 31, 2004 and 2003. Interest rate cap agreements have been recorded at their estimated fair values.

Revenue Recognition

Room revenue and food and beverage revenue are recognized as earned, which is generally defined as the date upon which a guest occupies a room and/or utilizes the hotel’s services. Additionally, some of the Company’s hotel rooms are booked through an independent Internet travel intermediary. Revenue for these rooms is booked at the price the Company sold the room to the independent Internet travel intermediary less any discount or commission paid.

Other operating revenues consist of revenues derived from incidental hotel services such as concessions, movie rentals, golf operations, retail sales, fitness services, internet access, telephone, sublease revenues relating to the restaurants and retail shops, and management fees from third-party management agreements. In addition, as an adjunct to the Company’s hotels located in Rochester, Minnesota and Salt Lake City, Utah, the Company operates commercial laundries at those locations providing laundry services to the Company’s hotels and other third parties in the respective locations. Revenues from incidental hotel services, management agreements, and laundry services are recognized in the period the related services are provided. The Company also has an online purchasing platform (“Buy Efficient, L.L.C.”) that offers volume discounts to third parties. Revenues generated by Buy Efficient, L.L.C. include transactions fees, development fees, hardware sales and rebate sales. The Company charges the third party for the installation associated with configuring the third party’s information technology system with the purchasing platform and access rights to the purchasing platform. Fees for the

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

installation are typically based on time and materials and are recognized as the services are performed. Fees associated with access rights are based on a percentage of the price of goods purchased by the third party from the vendor and are recognized as incurred.

Management and other fees from affiliates consist of management fees, acquisition fees, and disposition fees earned from services provided to affiliates of the Predecessor. Management fees and accounting fees are recognized as services are rendered. Acquisition and disposition fees are recognized upon successful closings. Incentive fees are not recognized until earned. No incentive fees were earned for any of the periods presented.

Advertising and Promotion Costs

Advertising and promotion costs are expensed when incurred. Advertising and promotion costs represent the expense for franchise advertising and reservation systems under the terms of the hotel franchise agreements and general and administrative expenses that are directly attributable to advertising and promotions.

Income Taxes

For the period October 26, 2004 through December 31, 2004, the Company intends to elect to be treated as a REIT pursuant to the Internal Revenue Code, as amended. Management believes that the Company has qualified and intends to continue to qualify as a REIT. Therefore, the Company will be permitted to deduct distributions paid to our stockholders, eliminating the federal taxation of income represented by such distributions at the company level. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on taxable income at regular corporate tax rates.

The Predecessor is treated as a partnership for federal and most state income tax purposes. However, certain states may impose entity level taxes and fees. In addition, the Predecessor owns various corporations included in these combined financial statements which are subject to federal and state income taxes. These corporations are owned through a series of partnerships and limited liability companies and cannot be consolidated for federal and/or state income tax purposes.

With respect to taxable subsidiaries, the Company and Predecessor account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Pension Accounting

The Predecessor measures and accounts for its pension obligations under the provisions of SFAS No. 87, Employers’ Accounting for Pensions, and follows the disclosure requirements of SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“SFAS No. 132”). In December 2003, SFAS No. 132 was amended to require additional disclosures including disclosure of the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Minority Interest

Minority interests of the Company represent the limited partnership interests in the Operating Partnership. The carrying value of the minority interest has been increased by the minority interests’ share of earnings and reduced by cash distributions and the purchase of limited partnership interests. The weighted average number of limited partnership units for the period October 26, 2004 through December 31, 2004 was 5,022,259. The reconciliation of minority interests for the period October 26, 2004 through December 31, 2004, is as follows (dollars in thousands):

	Minority Interests	Units
Record minority interests for the Predecessor members’ continuing interests	$99,167	6,864,572
Record the acquisition of membership units in the Operating Partnership from the Predecessor’s members	(50,577)	(3,165,000)
Distributions payable	(1,054)
Net loss	(2,706)

	$44,830	3,699,572

Minority interests of the Predecessor represent the limited partners interest in limited partnerships that are controlled by WB IV. The carrying value of the minority interest has been increased by the minority interests share of WB IV earnings and reduced by WB IV partnership cash distributions as well as return of capital distributions (see Note 13).

Distributions

The Company pays quarterly distributions to its common shareholders of beneficial interest as directed by the Board of Directors. On December 9, 2004, the Company announced a fourth quarter distribution of $0.285 per share payable on January 14, 2005. The Company’s ability to pay distributions is dependent on the receipt of distributions from the Operating Partnership.

Earnings Per Share

Basic earnings per share is based on the weighted average number of common stock outstanding during the year. Diluted earnings per share is based on the weighted average number of shares of common stock outstanding plus the weighted average number of unvested restricted shares. For the period October 26, 2004 through December 31, 2004, the weighted average basic shares outstanding was 33,195,929 and the weighted average diluted shares outstanding was 33,487,976.

Comprehensive Income (Loss)

The Predecessor reports and displays comprehensive income (loss) and its components in accordance with SFAS No. 130, Reporting Comprehensive Income (“SFAS No. 130”). SFAS No. 130 requires that the Predecessor’s minimum pension liability adjustment be included in other comprehensive income (loss).

Segment Reporting

Under the provision of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, the Company’s operations are at this time conducted and aggregated under one segment, hotel operations.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Certain items in prior period financial statements have been reclassified to conform to current year presentation, including the comparative presentation of discontinued operations as required by Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144).

3. Investment in Hotel Properties

Investment in hotel properties consisted of the following (in thousands):

	December 31,
	2004	2003
Land	$131,974	$147,554
Buildings and improvements	1,025,136	1,065,991
Fixtures, furniture and equipment	154,293	148,708
Franchise fees	1,393	3,087
Construction in process	3,833	17,703

	1,316,629	1,383,043
Accumulated depreciation and amortization	(189,357)	(155,506)

	$1,127,272	$1,227,537

During 2003, the Predecessor acquired two hotel properties for an aggregate purchase price of $41.9 million.

4. Discontinued Operations

As part of a strategic plan to dispose of non-core hotel assets, the Company and its Predecessor sold seven hotel properties during 2004. Five of the hotel properties were sold in the period January 1, 2004 through October 25, 2004, for net proceeds of $37.3 million and a net loss on sale of $1.3 million. Two of the hotel properties were sold in the period October 26, 2004 through December 31, 2004, for net proceeds of $20.8 million and a net gain on sale of $592,000. These seven hotel properties met the “held for sale” and “discontinued operations” criteria in accordance with SFAS 144.

In March 2002, the Predecessor sold a hotel property held for sale for net proceeds of $6.2 million and realized a loss on disposal of $43,000. The loss on sale was included in discontinued operations in the accompanying combined statements of operations, as required by SFAS No. 144.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The following sets forth the discontinued operations for the period October 26, 2004 through December 31, 2004, the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002 related to hotel properties held for sale (in thousands):

	Period October 26, 2004 through December 31, 2004	Period January 1, 2004 through October 25, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Operating revenues	$2,574	$29,613	$78,649	$66,836
Operating expenses	(2,147)	(26,557)	(63,085)	(53,608)
Interest expense	(1,002)	(2,646)	(7,524)	(6,426)
Depreciation and amortization	(266)	(2,573)	(8,417)	(7,186)
Impairment loss	—	(16,954)	(16,991)	(10,271)
Gain (loss) on sale of hotels	592	(1,251)	15,056	—
Benefit from (provision for) income taxes	—	428	(12)	(323)

Income (loss) from discontinued operations	$(249)	$(19,940)	$(2,324)	$(10,978)

5. Other Real Estate

Other real estate consisted of the following (in thousands):

	December 31,
	2004	2003
Laundry facilities:
Land	$1,600	$1,600
Buildings and improvements	4,436	4,428
Fixtures, furniture and equipment	3,602	3,220

	9,638	9,248
Accumulated depreciation	(2,369)	(1,731)

	7,269	7,517
Land held for future development or sale	250	250

	$7,519	$7,767

6. Derivative Financial Instruments

At December 31, 2004 and 2003, the Company and the Predecessor held interest rate cap agreements (“derivatives”) to manage its exposure to the interest rate risks related to its floating rate debt. The fair values of the derivatives are recorded as interest rate cap agreements assets on the consolidated and combined balance sheets as of December 31, 2004 and 2003. During 2001, in speculation that the interest rates may rise, the Predecessor entered into interest rate swaps, in which the Predecessor agreed to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to agreed-upon notional principal amounts. The interest rate swaps matured in 2002, and as a result, the Predecessor recorded a valuation change of approximately $5.4 million as a result of the changes in fair value of the interest rate swaps from

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2001 to the maturity dates. None of the Company’s or Predecessor’s derivatives held at December 31, 2004 and 2003, respectively, qualify for effective hedge accounting treatment under SFAS No. 133. Accordingly, changes in the fair value of the Company’s and Predecessor’s derivatives at December 31, 2004 and 2003, respectively, resulted in a net loss of $545,000 and a net loss of $1.4 million, respectively. The changes in fair value have been reflected as an increase in interest expense for the period October 26, 2004 through December 31, 2004, the period January 1, 2004 through October 25, 2004, and the year ended December 31, 2003 and a decrease in interest expense for the year ended December 31, 2002.

The following table summarizes the interest rate cap agreements at December 31 (dollars in thousands):

	2004	2003
Notional amount of variable rate debt	$775,500	$775,500
Fair value of interest rate caps	$4	$540
Interest rate cap rates	2.65% - 7.19%	4.45% - 7.19%
Maturity dates	January 2005 - May 2006	July 2004 - May 2006

7. Due to Management Company and Other Current Liabilities

Due to Management Company

Interstate Hotels and Resorts, Inc. (“IHR”) manages 49 of the Company’s 54 hotels. The following amounts make up the net liability owed to IHR as of December 31, 2004 (in thousands):

Accrued payroll and employee benefits	$7,473
Worker’s compensation	8,058
Accrued pension liability	1,188
Management and accounting fees payable	617
Accumulated other comprehensive loss	(1,784)
Reimbursements from Management Company	(151)

$15,401

Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	December 31,
	2004	2003
Property, sales, and use taxes payable	$10,583	$8,930
Accrued interest mortgage	3,012	2,763
Advanced deposits	2,237	2,781
Worker’s compensation	112	7,769
Other	2,958	3,070

	$18,902	$25,313

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

8. Notes Payable

Notes payable consisted of the following at December 31 (in thousands):

	2004	2003
Notes payable requiring payments of interest and principal, with interest at rates ranging from variable of one-month LIBOR plus 2.35% to 3.50% to fixed rates ranging from 5.95% to 9.88%; maturing at dates ranging from November 2005 through June 2013. The notes are collateralized by first deeds of trust on 44 hotel properties and one laundry facility.	$551,493	$822,733

Unsecured term loan facility in the amount of $75.0 million requiring monthly payments of interest only subject to an interest rate equal to either, at the Company’s option, a fluctuating rate equal to Citibank, N.A.’s base rate or a periodic fixed rate equal to one-, two-, or six-month LIBOR, plus, in each case, a margin of 3.00% for base rate loans and 4.00% for LIBOR loans. The term loan facility matures in October 2008.	75,000	—

Secured revolving credit facility in the amount of $150.0 million requiring monthly payments of interest only on the principal amount drawn subject to an interest rate equal to either, at the Company’s option, a fluctuating rate equal to Citibank, N.A.’s base rate or a periodic fixed rate equal to one-, two-, three -or six-month LIBOR, plus, in each case, an applicable margin based on the Company’s leverage. The applicable margin is a percentage rate per annum that ranges from 0.5% to 1.0% for base rate loans and 1.5% to 2.0% for LIBOR loans. The revolving credit facility also requires a quarterly fee of 0.5% on the average unused commitment on the facility and a 0.125% fee upon the issuance of each letter of credit. The revolving credit facility is secured by first deeds of trust on 7 hotel properties. Total available under the revolving credit facility was $109.7 million at December 31, 2004. The revolving credit facility matures in October 2007 and has a one year extension.

	5,500	—

Unsecured revolving line of credit in the amount of $7.0 million requiring monthly payments of interest only at one-month LIBOR plus 3.75% on the drawn portion of the line of credit and quarterly payments of 0.50% on the average unused portion of the line of credit during the previous quarter. The revolving line of credit was paid off September 2004.	—	800

Construction loan requiring monthly payments of interest only at one-month LIBOR plus 3.25%. The loan matures in May 2006 and is collateralized by one hotel.	5,932	—

Notes payable requiring monthly payments of principal and interest at 8.25%. The notes mature in November 2023 and are collateralized by a leasehold mortgage, assignment of leases and rents, and security agreement and fixture filing on two hotel properties.	74,536	75,936

Mezzanine note payable requiring monthly payments of interest only through March 2004, and thereafter, principal at $90,915 per month plus interest at the greater of 2.50% or one-month LIBOR plus 8.00%. The note was paid off October 2004.	—	18,183

	712,461	917,652
Less: current portion	(45,009)	(25,804)

	$667,452	$891,848

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Total interest incurred and expensed on the notes payable is as follows (in thousands):

	Period October 26, 2004 through December 31, 2004	Period January 1, 2004 through October 25, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Interest expense—continuing operations	$7,827	$39,683	$44,393	$26,764
Interest expense—discontinued operations	209	1,900	5,605	7,409
Prepayment penalty paid—continuing operations	6,430	—	1,957	—
Prepayment penalty paid—discontinued operations	324	—	321	—

	$14,790	$41,583	$52,276	$34,173

Aggregate future principal maturities of notes payable at December 31, 2004, are as follows (in thousands):

2005	$45,009
2006	211,669
2007	61,486
2008	82,552
2009	8,105
Thereafter	303,640

$712,461

9. Income Taxes

The income tax benefit (provision) included in the consolidated and combined statements of operations is as follows (in thousands):

	Period October 26, 2004 through December 31, 2004	Period January 1, 2004 through October 25, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Current:
Federal	$—	$(2,141)	$(271)	$(12)
State	—	(515)	(105)	(724)

	—	(2,656)	(376)	(736)

Deferred:
Federal	1,470	249	4,356	1,805
State	376	65	952	595

	1,846	314	5,308	2,400
Valuation allowance	(1,846)	2,498	(2,068)	2,720

Income tax benefit	$—	$156	$2,864	$4,384

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Benefit from (provision for) income taxes applicable to continuing operations and discontinued operations is as follows (in thousands):

	Period October 26, 2004 through December 31, 2004	Period January 1, 2004 through October 25, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Benefit from (provision for) continuing operations:
Current	$—	$(2,656)	$(329)	$(718)
Deferred	—	2,384	3,205	5,425

Benefit from continuing operations	—	(272)	2,876	4,707

Benefit from (provision for) discontinued operations:
Current	—	—	(47)	(18)
Deferred	—	428	35	(305)

Benefit from (provision for) discontinued operations	—	428	(12)	(323)

Benefit from income taxes	$—	$156	$2,864	$4,384

For the period January 1, 2004 through October 25, 2004, and the years ending December 31, 2003 and 2002, income tax benefits primarily arose as a result of certain intercompany transactions that resulted in the reduction of deferred income tax liability that was recorded in connection with the November 22, 1999 going private transaction.

The provision for income taxes differs from the federal statutory rate primarily because (i) a significant portion of income is earned in partnerships, and, as such, is not subject to federal or most state income tax; and (ii) the goodwill associated with impairment losses is not deductible.

For the period October 26, 2004 through December 31, 2004, the provision for income taxes differs from the federal statutory rate due to minor expenses that are not deductible for tax purposes.

The tax effects of temporary differences giving rise to the deferred tax assets (liabilities) are as follows (in thousands):

	December 31,
	2004	2003
Deferred tax assets:
NOL carryover	$1,603	$13,898
State taxes and other	16	2,727
Other reserves	4,258	3,337

Current deferred tax asset before valuation allowance	5,877	19,962

Deferred tax liabilities:
Depreciation	(74)	(50,028)
Other	(22)	(21)

	(96)	(50,049)

Net deferred tax liabilities	5,781	(30,087)
Valuation allowance	(5,781)	(13,525)

	$—	$(43,612)

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Substantially all of the deferred tax liabilities at December 31, 2003 were due to the lower tax bases of its hotel assets in comparison to the book bases as a result of the structure used by SHI in the November 22, 1999 transaction. The November 22, 1999 transaction was accounted for using the purchase method of accounting, which resulted in the carrying value of the assets held by the taxable subsidiaries to be significantly higher than their related carry over tax bases. A valuation allowance is maintained to offset a portion of its deferred tax assets due to uncertainties surrounding their realization.

The deferred tax assets at December 31, 2004, were primarily due to timing differences in the deductibility of various reserves for tax purposes as compared to book purposes. A valuation allowance is maintained to offset its deferred tax assets due to uncertainties surrounding their realization.

At December 31, 2004 and 2003, the Company and Predecessor had federal net operating loss carryforwards of $4.1 million and $35.2 million, respectively, which begin to expire in 2019.

As of December 31, 2004 and 2003, the Company and Predecessor had state net operating loss carryforwards of $4.1 million and $19.9 million, respectively, which begin to expire in 2011.

10. Shareholders’ Equity

Formation and Structuring Transactions

In connection with the formation and structuring transactions, certain assets were distributed and certain liabilities were assumed by a Predecessor member and certain assets and liabilities were not contributed to the Company. The assets not contributed to the Company by the Predecessor primarily consisted of the Embassy Suites Hotel, Los Angeles, California and the JW Marriott, Cherry Creek, Colorado.

The adjustments for formation and structuring transactions are as follows (in thousands):

Distributions of assets to Predecessor members	$(65,328)
Assumption of liabilities by Predecessor members	44,120
Write-off of deferred income taxes	41,064
Other net liabilities assumed by Predecessor members	6,790

$26,646

Common Stock

On October 26, 2004, the Company completed their initial public offering of 21,294,737 shares of common stock, par value $0.01 per share. The Company sold an additional 3,165,000 shares of common stock on November 23, 2004, pursuant to an over-allotment option.

On October 26, 2004, the Company granted 67,947 restricted shares of common stock to the Company’s executive officers. These shares of common stock were issued under the 2004 Long-Term Incentive Plan (Note 12).

On October 26, 2004, the Company granted 434,211 restricted stock units to the Company’s executive officers and certain employees. These restricted stock units vest over five years beginning on the grant date. These were issued under the 2004 Long-Term Incentive Plan (Note 12).

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Operating Partnership Units

The outstanding units of limited partnership interest are redeemable for cash, or at the option of the Company, for a like number of shares of common stock of the Company.

On November 23, 2004, 3,165,000 units of limited partnership interest were converted to common shares through the exercise of the over-allotment option.

As of December 31, 2004, the Operating Partnership had 38,218,188 units outstanding, of which 3,699,572 were partnership interest held by the limited partners and are represented as minority interests on the balance sheet.

11. Members’ Equity

Members’ capital account balances at December 31, 2003, consisted of the following (in thousands):

December 31, 2003
SHI	$173,159
WB	29,534
WB IV	131,517
Eliminations	(2,123)

Combined total	$332,087

SHI Capital Accounts

Prior to October 26, 2004, SHI had four classes of membership equity units and WB and WB IV had only one class of equity units. The SHI classes’ respective distribution rights are as follows:

•	Class A Units—Former OP unitholders not electing to receive cash in the November 22, 1999 going private transaction could have elected to receive Class A units or Class B units. None elected Class A units and, accordingly, none were issued.

•	Class B Units—These units were issued to (i) Westbrook, Alter, Biederman and electing OP unitholders in exchange for their initial capital contributions. Since there are no Class A units issued, Class B unitholders receive a first priority distribution equal to a 15% cumulative, compounded quarterly return on initial capital contributions, then distributions equal to their initial contributions. All of these distributions are to be pro rata based on the number of Class B units outstanding. Through December 31, 2003 and 2002, the 15% cumulative priority distribution for the Class B unitholders amounted to $258.8 million and $186.7 million, respectively, of which $112.2 million and $76.8 million, respectively, had been paid.

•	Class C Units—These are nonvoting units that were issued to Messrs. Alter and Biederman and certain SHI management members and represent rights to participate in future income and loss allocations and distributions. These unitholders are to receive an aggregate $12.5 million in distributions after the Class B unitholders have received 100% of their accrued preferred return and initial capital contributions.

•	Class D Units—Similar to the Class C units, these are nonvoting units that were issued to Messrs. Alter and Biederman and certain SHI management members and represent rights to participate in future income and loss allocations and distributions only. After the Class B and Class C unitholders have received the distributions specified above, the remaining income and distributions will be allocated pro rata 12.5% to the Class D unitholders and 87.5% to the Class B unitholders on a pro rata basis.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The SHI’s capital account balances at December 31, 2003 are as follows (dollars in thousands):

	Class B		Class C		Class D
	Units	Amount	Units	Amount	Units	Amount
Westbrook SHP L.L.C.	15,450,954	$78,213	—	$—	—	$—
Westbrook Real Estate Fund III, L.P.	16,248,343	82,249	—	—	—	—
Westbrook Real Estate Co-Investment Partnership III, L.P.	617,469	3,126	—	—	—	—
Alter SHP LLC	1,469,909	7,441	697,095	—	501.0	—
Biederman SHP LLC	382,647	1,937	96,375	—	100.0	—
Other members	38,156	193	411,222	—	399.0	—

Total SHI members’ capital	34,207,478	$173,159	1,204,692	$—	1,000.0	$—

The SHI members’ capital accounts were increased for the members’ contributions of cash or fair market value of other property contributed and for the SHI members’ allocable share of Net Income, as defined, and decreased with distributions of cash or fair market value of other property and the SHI members’ allocable share of Net Loss, as defined.

Other member’s capital at December 31, 2003 has been reduced by approximately $230,000 representing the outstanding balance of a note receivable plus unpaid accrued interest related to financing provided to a unitholder by SHI (a former executive of the Predecessor).

WB Capital Accounts

The WB capital account balances at December 31, 2003, were as follows (in thousands):

December 31, 2003
Westbrook Real Estate Fund III, L.P.	$27,029
Westbrook Real Estate Co-Investment Partnership III, L.P.	1,027
L/S Investors, L.L.C.	1,478

$29,534

WB IV Capital Accounts

The WB IV capital account balances at December 31, 2003, were as follows (in thousands):

December 31, 2003
Westbrook Real Estate IV, L.P.	$124,810
Westbrook Real Estate Co-Investment Partnership IV, L.P.	4,735
Fund IV Sun Investors, L.L.C.	1,972

$131,517

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

12. Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (“LTIP”) which provides for the granting to directors, officers and eligible employees of incentive or nonqualified share options, restricted shares, deferred shares, share purchase rights and share appreciation rights in tandem with options, or any combination thereof. The Company has reserved 2,100,000 common shares for issuance under the LTIP.

The restricted shares that have been granted vest over five years from the date of grant. The value of shares granted has been calculated based on the share price on the date of grant and is being amortized as compensation expense over the vesting periods. For the period October 26, 2004 through December 31, 2004, the Company’s expense related to these restricted shares was $1.4 million. As of December 31, 2004, the unearned compensation related to restricted share grants was $7.3 million and has been classified as a component of shareholders’ equity in the accompanying balance sheet.

13. Commitments and Contingencies

Franchise Agreements

The Company entered into various license and franchise agreements related to certain hotel properties. The franchise agreements require the Company to, among other things, pay various monthly fees that are calculated based on specified percentages of certain specified revenues. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of the hotels which are established by the franchisors to maintain uniformity in the system created by each such franchisor. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with such standards may from time to time require significant expenditures for capital improvements which will be borne by the Company.

Total franchise costs incurred by the Company and Predecessor during the period October 26, 2004 through December 31, 2004, the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002 were $4.1 million, $22.9 million, $27.9 million, and $18.5 million, of which $2.2 million, $12.7 million, $15.3 million, and $10.2 million, respectively, were for franchise royalties. The remaining franchise costs include advertising, reservation and priority club assessments.

In connection with the IPO, the Company obtained franchisor consents from the Company’s various franchisors, which, among other things, required the Company to execute new franchise agreements and pay certain fees totaling $1.7 million, which were expensed during the period October 26, 2004 through December 31, 2004.

Renovation and Construction Commitments

At December 31, 2004 and 2003, the Company and Predecessor have various contracts outstanding with third parties in connection with the renovation of certain of the hotel properties. The remaining commitments under these contracts at December 31, 2004 and 2003 totaled $7.8 million and $17.8 million, respectively.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Operating Leases

At December 31, 2004, the Company was obligated under the terms of five ground leases and a lease on the corporate facility, which mature from dates ranging from 2005 through 2096. Future minimum payments under the terms of the operating leases in effect at December 31, 2004 are as follows (in thousands):

2005	$2,923
2006	2,595
2007	2,595
2008	2,595
2009	2,595
Thereafter	166,614

$179,917

Rent expense incurred pursuant to these ground lease agreements for the period October 26, 2004 through December 31, 2004, the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002, totaled $489,000, $3.3 million, $4.3 million, and $2.4 million, respectively, and was included in property tax, ground lease and insurance in the accompanying statements of operations.

Rent expense incurred pursuant to the lease on the corporate facility for the period October 26, 2004 through December 31, 2004, the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002, totaled $70,000, $618,000, $742,000, and $722,000, respectively, and was included in general and administrative expenses in the accompanying statements of operations. The lease on the corporate facility expires in June 2005.

Employment Agreements

The Company has employment agreements with certain executive employees, which expire through October 2009. The terms of the agreements stipulate payments of base salaries and bonuses.

Approximate minimum future obligations under employment agreements are as follows as of December 31, 2004 (in thousands):

2005	$1,275
2006	1,275
2007	1,183
2008	725
2009	604

$5,062

Loans

In connection with the November 22, 1999 going private transaction, the Company entered into a promissory note in favor of one of its executives, due October 1, 2009, in a principal amount of $650,000, with interest payable at the rate of 8% per year. Concurrently, the executive entered into a promissory note in favor of a subsidiary of the Company, due October 1, 2009, in a principal amount of $650,000, with interest payable at

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

the rate of 8% per year. Neither of these notes has been materially modified since the inception date. These notes were not contributed to the Company as a part of the formation and structuring transactions.

On July 1, 2003, the Predecessor loaned one of its executives $100,000 for relocation expenses pursuant to a promissory note with interest payable at the rate of 6% per year and a maturity of April 21, 2007. The Predecessor has agreed to waive 25% of the original principal and accrued interest due to it on each succeeding April 21. In June 2004, the remaining $75,000 principal amount of the note was forgiven by the Predecessor.

SHI’s other members’ capital at December 31, 2003, includes a reduction of approximately $230,000 representing the outstanding balance of a note receivable plus unpaid accrued interest related to financing provided to a unitholder (a former executive of the Predecessor).

Litigation

During 2003, a suit against the Predecessor was filed by a hotel guest who became ill and alleged the illness resulted from exposure to a Legionella bacteria during a stay at one of the Company’s hotels. The Company has liability insurance to cover this claim subject to certain insurance deductibles. The litigation has commenced and the Company and the insurance company’s lawyers have not been able to assess the exposure, if any, to the Company associated with this litigation.

Additionally, the Company is involved from time to time in various claims and other legal actions in the ordinary course of business. Management does not believe that the resolution of such additional matters will have a material adverse effect on the Company’s financial position or results of operations when resolved.

Collective Bargaining Agreements

The Company is subject to collective bargaining agreements at certain hotels operated by the Management Company. At December 31, 2004, the percentage of Management Company employees covered by such collective bargaining agreements represents approximately 8% of the total number of employees.

Defined Benefit Retirement Plan Obligation

In connection with the formation and structuring transactions, the Predecessor Companies sold their property management company, Sunstone Hotel Properties, Inc. (“SHP”) to IHR. IHR assumed certain liabilities of SHP including the defined benefit retirement plan. In accordance with the management agreement with IHR, the Company is still responsible for the costs of the defined benefit retirement plan.

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter as of December 31, 2004 are as follows (in thousands):

2005	$263
2006	267
2007	274
2008	288
2009	318
Thereafter	1,794

$3,204

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

401(k) Savings and Retirement Plan

The Company’s employees may participate, subject to eligibility, in the Company’s 401(k) Savings and Retirement Plan (the “401(k) Plan”). Employees are eligible to participate in the 401(k) Plan after attaining 21 years of age and performing one year of service and working at least 1,000 hours. Up to three percent of employee contributions are matched by the Company at 50 percent. Matching contributions made by the Company for the period October 26, 2004 through December 31, 2004, and by the Predecessor for the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002 totaled $85,000, $495,000, $567,000 and $283,000, respectively.

Other

The Company has provided unsecured environmental indemnities to certain lenders. The Company has performed due diligence on the potential environmental risks including obtaining an independent environmental review from outside environmental consultants. These indemnities obligate the Company to reimburse the guaranteed parties for damages related to environmental matters. There is no term or damage limitation on these indemnities; however, if an environmental matter arises, the Company could have recourse against other previous owners.

At December 31, 2004, the Company had $34.8 million of outstanding irrevocable letters of credit to guarantee the Company’s financial obligations related to the Management Company, workers’ compensation insurance programs and certain notes payable. The beneficiary may draw upon these letters of credit in the event of a contractual default by the Company relating to each respective obligation.

Other assets includes a $5.0 million deposit made in connection with a potential acquisition that is subject to various contingencies.

15. Transactions With Affiliates

Minority Interest of Predecessor

During 2003, the members of WB IV transferred a portion of their interest to a minority interest for $470,000 in a transaction outside of the Predecessor. In addition, the members of WB IV received a $164,000 contribution from a minority interest for an investment in one of the WB IV hotels. Minority interest at December 31, 2003 consisted of an 8.5% ownership interest by AKM Investment, LLC in one of the WB IV hotels and a 15.32% ownership interest by ABM Investment, LLC in another WB IV hotel.

Management Fees

On January 30, 2004, the Predecessor entered into a management agreement with an affiliate to provide management services for the hotel located in Beverly Hills, California owned by the affiliate. The agreement expires January 30, 2009 and includes successive one-year renewal options. Pursuant to the agreement, the Company is to receive from the affiliate a base management fee of 2.5% of gross operating revenues, as defined. In connection with the Company’s initial public offering, this agreement was cancelled and a new agreement was entered into with IHR.

On March 30, 2004, the Predecessor entered into a management agreement with an affiliate to provide management services for the hotel located in Nashville, Tennessee owned by a Westbrook affiliate. The

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

agreement expires on March 30, 2009 and includes successive one-year renewal options. Pursuant to the agreement, the Company is to receive from the Westbrook affiliate a base management fee of 2.5% of gross operating revenues, as defined. In connection with the Company’s initial public offering, this agreement was cancelled and a new agreement was entered into with IHR.

On May 22, 2002, the Predecessor entered into a management agreement with a Westbrook related party to provide management services for the hotel property located in Nashville, Tennessee owned by the Westbrook related party. The agreement expires on May 22, 2007 and includes successive one-year renewal options. Pursuant to the agreement, the Predecessor is to receive from the Westbrook related party a base management fee of 4.0% of gross operating revenues, as defined. This agreement was terminated in February 2004 following the sale of the hotel.

On May 29, 2002, the Company entered into eight asset management agreements with a Westbrook related party to provide asset management services for the hotel properties owned by the Westbrook related party. The agreements expire on May 29, 2007 and include successive one-year renewal options. Pursuant to the agreements, the Company is to receive an asset management fee of 1.0% of gross operating revenues, as defined. At December 31, 2004, none of the agreements were in effect due to the sale of all eight properties to an unaffiliated third party.

On October 17, 2002, the Company entered into an asset management agreement with a Westbrook related party to provide asset management services for the hotel property owned by the Westbrook related party. The agreement shall continue through the earlier of i) the date the lease with the Westbrook related party is terminated or ii) the date the asset management agreement is terminated, as defined. Pursuant to the agreement, the Company is to receive from the Westbrook related party an asset management fee of 0.25% of gross revenues, as defined. This agreement was terminated in November 2003 following the sale of Palm Beach Ritz Carlton.

For the for the period October 26, 2004 through December 31, 2004, the period January 1, 2004 through October 25, 2004, and the years ended December 31, 2003 and 2002, aggregate management fees and asset management fees earned from related parties totaled $4,000, $688,000, $245,000, and $116,000, respectively.

Other Management Fees

Following the Company’s initial public offering, the Company entered into asset management agreements to supervise outstanding capital expenditure projects for four hotel properties owned by related parties.

Acquisition Fees

During the year ended December 31, 2002, in connection with successful acquisitions of hotel properties by a Westbrook related party, the Predecessor received aggregate acquisition fees in the amount of $78,000, in exchange for rendering services in connection with such acquisitions. Such acquisition fees were recognized as revenue and were included in management and other fees from related parties. No acquisition fees were earned in 2004 or 2003.

Disposition Fees

During the year ended December 31, 2003, in connection with the successful disposition of a hotel property by a Westbrook related party, the Predecessor received a disposition fee in the amount of $460,000, in exchange

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

for rendering services in connection with such disposition. Such disposition fees were recognized as revenue and were included in management and other fees from related parties. No disposition fees were earned in 2004 or 2002.

Other Reimbursements

From time to time, the Predecessor paid for certain expenses such as payroll, insurance and other costs on behalf of certain related parties. The related parties generally reimburse such amounts on a monthly basis. At December 31, 2004 and 2003, amounts owed to the Predecessor by its related parties amounted to $147,000 and $451,000 and are included in due from related parties.

16. Quarterly Results (Unaudited)

The combined and consolidated quarterly results for the years ended December 31, 2004 and 2003, of the Company and the Predecessor are as follows (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues
2003	$101,481	$113,011	$119,799	$113,577
2004	112,971	123,583	132,174	122,561
Operating income (loss)
2003	7,609	12,643	16,089	(5,964)
2004	5,709	16,847	19,761	1,985
Net income (loss)
2003	(6,558)	(107)	3,215	(18,816)
2004	(25,345)	3,855	4,520	(19,130)

SUNSTONE HOTEL INVESTORS, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2004

(In Thousands)

	Encmbr.		Initial costs		Cost Capitalized Subsequent to Acquisition				Gross Amount at December 31, 2004		Totals	Accum. Depr.	Date of Constr.	Date Acq.	Depr. Life
			Land	Bldg. and Impr.	Land		Bldg. and Impr.		Land	Bldg. and Impr.
Crowne Plaza—Grand Rapids	$14,058		$1,488	$15,698	$—		$972		$1,488	$16,670	$18,158	$1,227	N/A	2002	5-35
Courtyard by Marriott—Fresno	(c	)	950	4,834	(246	)*	451		704	5,285	5,989	942	N/A	1999	5-35
Courtyard by Marriott—Los Angeles	(c	)	—	8,446	—		7,750		—	16,196	16,196	2,965	N/A	1999	5-35
Courtyard by Marriott—Lynnwood	(c	)	1,900	8,864	—		328		1,900	9,192	11,092	1,708	N/A	1999	5-35
Courtyard by Marriott—Oxnard	(c	)	1,637	8,041	—		2,594		1,637	10,635	12,272	1,546	N/A	1999	5-35
Courtyard by Marriott—Riverside	(c	)	395	8,483	—		691		395	9,174	9,569	1,613	N/A	1999	5-35
Courtyard by Marriott—San Diego	(c	)	1,569	15,336	—		2,840		1,569	18,176	19,745	3,004	N/A	1999	5-35
Courtyard by Marriott—Santa Fe	(c	)	2,296	10,412	—		849		2,296	11,261	13,557	2,047	N/A	1999	5-35
Doubletree—Minneapolis	(d	)	1,150	9,953	—		2,584		1,150	12,537	13,687	853	N/A	2002	5-35
Doubletree—Carson	(c	)	1,830	9,969	—		613		1,830	10,582	12,412	1,895	N/A	1999	5-35
Embassy Suites Hotel—Chicago	(e	)	79	46,886	6,348		4,926		6,427	51,812	58,239	3,648	N/A	2002	5-35
Hawthorn Suites—Kent	(c	)	1,744	10,142	—		386		1,744	10,528	12,272	1,944	N/A	1999	5-35
Hawthorn Suites—Sacramento	(c	)	3,517	19,023	—		479		3,517	19,502	23,019	3,622	N/A	1999	5-35
Hilton—Del Mar	(d	)	4,106	22,353	—		4,083		4,106	26,436	30,542	1,854	N/A	2002	5-35
Hilton—Huntington	(d	)	6,730	41,198	—		3,040		6,730	44,238	50,968	3,256	N/A	2002	5-35
Hilton Garden Inn—Lake Oswego	(g	)	2,534	9,400	—		189		2,534	9,589	12,123	1,514	N/A	2000	5-35
Holiday Inn—Boise	(g	)	2,120	10,314	—		1,485		2,120	11,799	13,919	1,594	N/A	2000	5-35
Holiday Inn—Craig	(c	)	277	5,136	—		1,069		277	6,205	6,482	1,157	N/A	1999	5-35
Holiday Inn—Hollywood	(g	)	2,880	6,554	—		312		2,880	6,866	9,746	1,064	N/A	2000	5-35
Holiday Inn—Mesa	(c	)	1,721	11,356	—		(1,345	)*	1,721	10,011	11,732	1,835	N/A	1999	5-35
Holiday Inn—Price	(c	)	476	6,744	—		66		476	6,810	7,286	1,264	N/A	1999	5-35
Holiday Inn—Provo	(c	)	855	2,345	—		316		855	2,661	3,516	469	N/A	1999	5-35
Holiday Inn—Renton	(c	)	2,120	16,593	—		(10,872	)*	2,120	5,721	7,841	2,365	N/A	1999	5-35
Holiday Inn—Rochester	(c	)	1,100	7,502	—		(2,991	)*	1,100	4,511	5,611	1,220	N/A	1999	5-35
Holiday Inn—San Diego (Harbor View)	(c	)	875	15,648	—		6,956		875	22,604	23,479	4,174	N/A	1999	5-35
Holiday Inn—San Diego (Mission Valley)	(c	)	—	11,206	—		582		—	11,788	11,788	2,092	N/A	1999	5-35
Holiday Inn Express—San Diego (Old Town)	(c	)	2,070	10,005	—		565		2,070	10,570	12,640	1,911	N/A	1999	5-35
Hyatt—Atlanta	(g	)	2,700	15,359	—		(4,421	)*	2,700	10,938	13,638	2,498	N/A	2000	5-35
Hyatt—Newport Beach	(d	)	—	30,549	—		5,823		—	36,372	36,372	2,384	N/A	2002	5-35
Kahler Hotel—Rochester	(f	)	3,411	45,349	—		4,183		3,411	49,532	52,943	8,651	N/A	1999	5-35
Kahler Inn & Suites—Rochester	(c	)	1,666	21,582	(173)		444		1,493	22,026	23,519	4,060	N/A	1999	5-35
Marriott—Houston	(d	)	4,167	19,155	—		565		4,167	19,720	23,887	1,437	N/A	2002	5-35
Marriott—Napa Valley	(g	)	5,845	21,975	3,000		24,054		8,845	46,029	54,874	6,910	N/A	1999	5-35

SUNSTONE HOTEL INVESTORS, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

DECEMBER 31, 2004

(In Thousands)

	Encmbr.		Initial costs		Cost Capitalized Subsequent to Acquisition			Gross Amount at December 31, 2004		Totals	Accum. Depr.	Date of Constr.	Date Acq.	Depr. Life
			Land	Bldg. and Impr.	Land	Bldg. and Impr.		Land	Bldg. and Impr.
Marriott—Ontario	18,408		5,057	18,481	—	2,997		5,057	21,478	26,535	1,359	N/A	2003	5-35
Marriott—Ogden	(c	)	1,482	14,416	—	442		1,482	14,858	16,340	2,733	N/A	1999	5-35
Marriott—Park City	(f	)	2,260	17,778	—	1,269		2,260	19,047	21,307	3,593	N/A	1999	5-35
Marriott—Philadelphia	(d	)	3,297	29,710	—	1,845		3,297	31,555	34,852	2,237	N/A	2002	5-35
Marriott—Portland	(g	)	5,341	20,705	—	697		5,341	21,402	26,743	3,374	N/A	2000	5-35
Marriott—Provo	(c	)	1,117	18,676	—	288		1,117	18,964	20,081	3,507	N/A	1999	5-35
Marriott—Pueblo	(c	)	—	10,396	—	94		—	10,490	10,490	1,947	N/A	1999	5-35
Marriott—Riverside	(g	)	2,145	8,689	—	3,735		2,145	12,424	14,569	1,649	N/A	2000	5-35
Marriott—Rochester	(c	)	1,851	39,714	—	2,355		1,851	42,069	43,920	7,704	N/A	1999	5-35
Marriott—Salt Lake City	(c	)	—	19,918	—	366		—	20,284	20,284	3,744	N/A	1999	5-35
Marriott—Troy	(d	)	2,701	45,814	—	2,361		2,701	48,175	50,876	3,532	N/A	2002	5-35
Marriott—Tyson’s Corner	(d	)	3,897	43,528	—	4,178		3,897	47,706	51,603	3,421	N/A	2002	5-35
Radisson—Englewood	(d	)	—	7,347	—	2,175		—	9,522	9,522	603	N/A	2002	5-35
Radisson—Williamsburg	(d	)	2,768	10,250	—	2,282		2,768	12,532	15,300	835	N/A	2002	5-35
Residence Inn—Manhattan Beach	13,472		7,990	8,024	—	898		7,990	8,922	16,912	403	N/A	2003	5-35
Residence Inn—Oxnard	(c	)	2,894	19,386	—	188		2,894	19,574	22,468	3,636	N/A	1999	5-35
Residence Inn—Rochester	5,932		225	9,652	173	330		398	9,982	10,380	180	2004	N/A	5-35
Residence Inn—Sacramento	(c	)	2,020	13,050	—	145		2,020	13,195	15,215	2,441	N/A	1999	5-35
Sheraton—Salt Lake City	(c	)	5,629	30,964	—	(5,275	)*	5,629	25,689	31,318	4,706	N/A	1999	5-35
Valley River Inn—Eugene	(d	)	1,806	14,113	—	534		1,806	14,647	16,453	1,088	N/A	2002	5-35
Wyndham—Houston	(e	)	6,184	35,628	—	1,017		6,184	36,645	42,829	2,744	N/A	2002	5-35

	$51,870		$122,872	$942,649	$9,102	$82,487		$131,974	$1,025,136	$1,157,110	$134,159

Investments in Other Real Estate
TCS—Rochester	$6,554		$1,600	$4,400	$—	$36		$1,600	$4,436	$6,036	$824	N/A	1999	5-35
Land held for future development or sale	—		4,500	—	(4,250)	—		250	—	250	—	N/A	1999	5-35

	$6,554		$6,100	$4,400	$(4,250)	$36		$1,850	$4,436	$6,286	$824

*	Net of dispositions, impairment write-downs and other items totaling ($50,947).

SUNSTONE HOTEL INVESTORS, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—(Continued)

DECEMBER 31, 2004

(In Thousands)

		Hotel Properties			Other Real Estate Investments
		2004	2003	2002	2004	2003	2002
(a)	Reconciliation of land and buildings and improvements:
	Balance at the beginning of the year	$1,213,545	$1,275,773	$783,623	$6,278	$6,278	$10,558
	Additions during year:
	Acquisitions	6,348	39,700	480,399	—	—	—
	Improvements	47,819	19,066	25,869	8	—	20
	Impairment loss	(24,393)	(26,297)	(7,054)	—	—	—
	Disposals during the year	(62,301)	(94,549)	(5,749)	—	—	(4,300)
	Eliminate property not contributed to Sunstone Hotel Investors, Inc.	(24,413)	—	—	—	—	—
	Eliminate acquisition fees	505	(148)	(1,315)	—	—	—

	Balance at the end of the year	$1,157,110	$1,213,545	$1,275,773	$6,286	$6,278	$6,278

(b)	Reconciliation of accumulated depreciation:
	Balance at the beginning of the year	$111,000	$76,014	$49,490	$662	$500	$339
	Depreciation for the year	37,154	36,945	26,880	162	162	161
	Retirement	(11,345)	(1,959)	(356)	—	—	—
	Eliminate property not contributed to Sunstone Hotel Investors, Inc.	(2,650)	—	—	—	—	—

	Balance at the end of the year	$134,159	$111,000	$76,014	$824	$662	$500

(c)	Property is pledged as collateral by the note payable secured by deed of trust dated October 26, 2004 with a current balance at December 31, 2004 of $285,597.
(d)	Property is pledged as collateral by the note payable secured by deed of trust dated December 5, 2002 with a current balance at December 31, 2004 of $175,827.
(e)	Property is pledged as collateral by the note payable secured by deed of trust dated December 18, 2002 with a current balance at December 31, 2004 of $74,536.
(f)	Property is pledged as collateral by the note payable secured by deed of trust dated November 4, 2002 with a current balance at December 31, 2004 of $37,578.
(g)	Property is pledged as collateral by the note payable secured by deed of trust dated October 26, 2004 with a current balance at December 31, 2004 of $5,500.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	March 31, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$69,898	$5,966
Restricted cash	24,365	28,910
Accounts receivable, net	26,039	28,273
Due from related parties	121	147
Inventories	2,394	2,522
Prepaid expenses	3,299	2,297
Current assets of discontinued operations	659	—

Total current assets	126,775	68,115
Investment in hotel properties, net	1,104,034	1,127,272
Investment in hotel properties held for sale, net	22,988	—
Other real estate, net	7,414	7,519
Deferred financing costs, net	6,721	7,638
Goodwill	28,493	28,493
Other assets, net	15,484	14,708
Other assets, net, of discontinued operations	140	—

Total assets	$1,312,049	$1,253,745

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$17,363	$25,021
Accrued payroll and employee benefits	3,606	5,814
Due to Management Company	16,755	15,401
Dividends payable	10,358	9,962
Distributions payable	1,054	1,054
Other current liabilities	20,169	18,902
Current portion of notes payable	215,073	45,009
Current liabilities of discontinued operations	1,441	—

Total current liabilities	285,819	121,163
Notes payable, less current portion	437,954	667,452
Other liabilities	2,929	2,968
Notes payable of discontinued operations	14,666	—

Total liabilities	741,368	791,583
Commitments and contingencies (Note 11)
Minority interest	43,927	44,830
Stockholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized; Series A and Series B 4,850,000 shares issued and outstanding at March 31, 2005 and none at December 31, 2004, stated at liquidation preference of $25.00 per share	121,250	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 34,533,321 shares issued and outstanding	345	345
Additional paid in capital	448,648	452,124
Unearned and accrued stock compensation	(7,070)	(7,278)
Accumulated deficit	(16,100)	(17,897)
Cumulative dividends	(20,319)	(9,962)

Total stockholders’ equity	526,754	417,332

Total liabilities and stockholders’ equity	$1,312,049	$1,253,745

See accompanying notes to consolidated and combined financial statements.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands, except per share data)

	The Company	The Predecessor
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
REVENUES
Room	$79,624	$75,982
Food and beverage	25,775	25,538
Other operating	11,158	11,074
Management and other fees from affiliates	—	377

Total revenues	116,557	112,971

OPERATING EXPENSES
Room	17,784	17,380
Food and beverage	18,291	17,669
Other operating	7,179	7,021
Advertising and promotion	7,588	6,928
Repairs and maintenance	5,202	5,053
Utilities	5,038	4,989
Franchise costs	6,082	5,780
Property tax, ground lease, and insurance	6,392	6,622
Property general and administrative	12,452	9,920
Corporate general and administrative	3,519	4,622
Depreciation and amortization	14,063	13,839
Impairment loss	—	7,439

Total operating expenses	103,590	107,262

Operating income	12,967	5,709
Interest and other income	306	102
Interest expense	(12,168)	(13,342)

Income (loss) before minority interest, income taxes and discontinued operations	1,105	(7,531)
Minority interest	(151)	8
Income tax provision	—	(1,303)

Income (loss) from continuing operations before discontinued operations	954	(8,826)
Income (loss) from discontinued operations	843	(16,519)

NET INCOME (LOSS)	1,797	$(25,345)

Preferred stock dividends	(388)

INCOME AVAILABLE TO COMMON STOCKHOLDERS	$1,409

Basic and diluted per share amounts:
Income from continuing operations available to common stockholders	$0.02
Income from discontinued operations	0.02

Income available to common stockholders per common share	$0.04

Weighted average common shares outstanding:
Basic	34,519

Diluted	34,817

Dividends paid per common share	$0.285

See accompanying notes to consolidated and combined financial statements.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

	Preferred Stock		Common Stock		Additional Paid in Capital	Unearned and Accrued Stock Compensation	Accumulated Deficit	Cumulative Dividends	Total
	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2004, audited			34,518,616	$345	$452,124	$(7,278)	$(17,897)	$(9,962)	$417,332
Net proceeds from sale of preferred stock	4,850,000	$121,250			(3,799)				117,451
Issuance of unvested restricted common stock			14,705		350	(350)			—
Vesting of restricted common stock					(27)	558			531
Common dividends declared and payable at $0.285 per share								(9,969)	(9,969)
Preferred dividends declared and payable at $0.50 per share								(388)	(388)
Net income							1,797		1,797

Balance at March 31, 2005, unaudited	4,850,000	$121,250	34,533,321	$345	$448,648	$(7,070)	$(16,100)	$(20,319)	$526,754

See accompanying notes to consolidated and combined financial statements

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	The Company	The Predecessor
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,797	$(25,345)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt recovery	(1,054)	(76)
Minority interest	151	(8)
Loss on sale of hotel properties	—	101
Depreciation	14,333	14,999
Amortization of deferred franchise fees	21	66
Amortization of deferred financing costs	1,123	1,122
Amortization of deferred stock compensation	531	—
Impairment loss—investment in hotel properties and discontinued operations	—	24,393
(Gain) loss on interest rate cap agreements	(1)	437
Deferred income taxes	—	(452)
Changes in operating assets and liabilities:
Restricted cash	4,545	2,104
Accounts receivable	3,288	(5,670)
Due from affiliates	26	18
Inventories	128	31
Prepaid expenses and other assets	(2,071)	(110)
Accounts payable and other liabilities	(6,430)	(427)
Accrued payroll and employee benefits	(2,208)	(1,810)
Due to Management Company	1,354	—
Discontinued operations	706	(28)

Net cash provided by operating activities	16,239	9,345

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to hotel properties and other real estate	(13,705)	(18,378)

Net cash used in investing activities	(13,705)	(18,378)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from preferred securities offering	121,250	—
Payment of offering costs	(3,799)	—
Proceeds from notes payable	223	1,304
Payments on notes payable	(44,991)	(2,660)
Payments of deferred financing costs	(269)	(36)
Dividends and distributions paid	(11,016)	—
Contributions from members	—	7,350
Distributions to members	—	(300)
Contributions from minority interest holders	—	105

Net cash provided by financing activities	61,398	5,763

Net increase (decrease) in cash and cash equivalents	63,932	(3,270)
Cash and cash equivalents, beginning of period	5,966	20,229

Cash and cash equivalents, end of period	$69,898	$16,959

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$10,601	$11,204

Income taxes paid	$185	$600

NONCASH FINANCING ACTIVITY
Dividends and distributions payable	$11,412	$—

See accompanying notes to consolidated and combined financial statements.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1. Organization and Description of Business

Sunstone Hotel Investors, Inc. (the “Company”), through its 90.3% controlling interest in Sunstone Hotel Partnership, LLC (the “Operating Partnership”), of which the Company is the sole managing member, and the subsidiaries of the Operating Partnership, including Sunstone Hotel TRS Lessee, Inc. (the “TRS Lessee”) and its subsidiaries, is currently engaged in owning, acquiring, selling, and renovating hotel properties in the United States. The Company operates as a real estate investment trust (“REIT”) for federal income tax purposes.

The Company was formed to succeed the businesses of Sunstone Hotel Investors, L.L.C. (“SHI”), WB Hotel Investors, LLC (“WB”), and Sunstone/WB Hotel Investors IV, LLC (“WB IV”) (collectively, the “Sunstone Predecessor Companies” or the “Predecessor”), which were engaged in owning, acquiring, selling, managing, and renovating hotel properties in the United States. The Company was incorporated in Maryland on June 28, 2004, in anticipation of an initial public offering of common stock (the “IPO”), which was consummated on October 26, 2004 concurrently with the consummation of various formation transactions. These transactions were designed to (i) enable the Company to raise the necessary capital to acquire properties from the Predecessor and repay certain mortgage debt relating thereto, (ii) provide a vehicle for future acquisitions, (iii) enable the Company to comply with certain requirements under the federal income tax laws and regulations relating to real estate investment trusts, (iv) facilitate potential financings and (v) preserve certain tax advantages for the Predecessor. From June 28, 2004 through October 26, 2004, the Company did not have any operations.

On October 26, 2004, the Company commenced operations after completing the IPO, which consisted of the sale of 21,294,737 shares of common stock at a price per share of $17.00, generating gross proceeds of $362.0 million. The proceeds to the Company, net of underwriters’ discount and offering costs, were $333.5 million. Concurrent with the IPO, the Company received gross proceeds of $75.0 million from a new unsecured term loan facility and $10.0 million from a draw on a new $150.0 million revolving credit facility. The Company also entered into a new mortgage loan with one of its existing lenders and repaid the existing indebtedness. The costs associated with the unsecured term loan facility, revolving credit facility and the new mortgage loan totaled $6.1 million. The proceeds from the IPO and the unsecured term loan facility were used to acquire limited partnership interests in the Operating Partnership held by the Predecessors’ members as a result of the IPO for $195.9 million, repay secured notes payable of $210.1 million, and purchase a ground lessor’s interest in a ground lease under one of the properties that was purchased for $6.3 million. On November 23, 2004, as a result of the exercise of the underwriters’ over-allotment option, the Company sold an additional 3,165,000 shares of common stock resulting in gross proceeds of $53.8 million which it used to purchase an additional 3,165,000 limited partnership interests in the Operating Partnership from the Predecessor.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements as of March 31, 2005 and December 31, 2004 and for the three months ended March 31, 2005 include the accounts of the Company, the Operating Partnership and the TRS Lessee and their subsidiaries. Property interests contributed to the Operating Partnership by the Predecessor have been accounted for as a reorganization of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the contributed assets and assumed liabilities were recorded at the Predecessors’ historical cost basis. All significant intercompany balances and transactions have been eliminated.

The accompanying combined financial statements for the three months ended March 31, 2004 include the accounts of SHI, WB, and WB IV. Significant intercompany accounts and transactions have been eliminated for all periods presented.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The accompanying interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States and in conformity with the rules and regulations of the Securities and Exchange Commission. In our opinion, the interim financial statements presented herein reflect all adjustments, consisting solely of normal and recurring adjustments, which are necessary to fairly present the interim financial statements. These financial statements should be read in conjunction with the financial statements included in our Form 10-K, filed with the Securities and Exchange Commission on February 22, 2005.

Use of Estimates

The preparation of consolidated and combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates in the near term.

Accounts Receivable

Accounts receivable primarily represents receivables from hotel guests who occupy hotel rooms and utilize hotel services. Accounts receivable also includes receivables from customers who utilize the Company’s laundry facilities in Salt Lake City, Utah, and Rochester, Minnesota. The Company maintains an allowance for doubtful accounts sufficient to cover potential credit losses. The Company’s accounts receivable at March 31, 2005 and December 31, 2004 includes an allowance for doubtful accounts of $1.0 million and $2.2 million, respectively. At March 31, 2005 and December 31, 2004, the Company had approximately $5.0 million and $12.3 million in accounts receivable, respectively, with one customer who is operating under a contract with the United States government. The Company has specifically reserved a portion of this particular receivable in the amount of $196,000 and $1.3 million at March 31, 2005 and December 31, 2004, respectively.

Deferred Financing Costs

Interest expense related to the amortization of deferred financing costs was $1.1 million for the three months ended March 31, 2005 and 2004.

Minority Interest

Minority interests of the Company represent the limited partnership interests in the Operating Partnership. The carrying value of the minority interest has been increased by the minority interests’ share of earnings and reduced by cash distributions and the purchase of limited partnership interests. The weighted average number of limited partnership units for the three months ended March 31, 2005, was 3,699,572. The reconciliation of minority interests for the three months ended March 31, 2005, is as follows (dollars in thousands):

	Minority Interests	Units
Balance at December 31, 2004 (audited)	$44,830	3,699,572
Distributions payable	(1,054)
Net income	151

Balance at March 31, 2005 (unaudited)	$43,927	3,699,572

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Minority interests of the Predecessor represent the limited partners’ interest in limited partnerships that are controlled by WB IV. The carrying value of the minority interest has been increased by the minority interests’ share of WB IV earnings and reduced by WB IV partnership cash distributions as well as return of capital distributions.

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share:

Three Months Ended March 31, 2005
Numerator:
Net income	$1,797
Less preferred dividends	(388)

Numerator for basic and diluted earnings available to common stockholders	$1,409

Denominator:
Weighted average basic common shares outstanding	34,519
Unvested restricted stock awards	298

Weighted average diluted common shares outstanding	34,817

Basic and diluted earnings available to common stockholders per common share	$0.04

Reclassifications

Certain amounts included in the combined financial statements for prior periods have been reclassified to conform with the most recent financial statement presentation.

3. Investment in Hotel Properties

Investment in hotel properties consisted of the following (in thousands):

	March 31, 2005	December 31, 2004
	(Unaudited)
Land	$128,423	$131,974
Buildings and improvements	1,014,159	1,025,136
Fixtures, furniture and equipment	155,666	154,293
Franchise fees	1,383	1,393
Construction in process	2,095	3,833

	1,301,726	1,316,629
Accumulated depreciation and amortization	(197,692)	(189,357)

	$1,104,034	$1,127,272

4. Discontinued Operations

As part of a strategic plan to dispose of non-core hotel assets, the Company and its Predecessor sold seven hotel properties during 2004 and held two hotel properties for sale at March 31, 2005. These nine hotel properties met the “held for sale” and “discontinued operations” criteria in accordance with SFAS 144.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The following sets forth the discontinued operations for the three months ended March 31, 2005 and 2004, related to hotel properties held for sale (in thousands):

	Three Months Ended March 31,
	2005	2004
Operating revenues	$3,877	$12,333
Operating expenses	(2,526)	(10,056)
Interest expense	(217)	(835)
Depreciation and amortization	(291)	(1,226)
Impairment loss	—	(16,954)
Loss on sale of hotels	—	(101)
Provision for income taxes	—	320

Income (loss) from discontinued operations	$843	$(16,519)

The assets and liabilities of the discontinued operations consisted of the following at March 31, 2005 (in thousands):

Assets:
Total current assets	$659
Hotel properties held for sale, net	22,988
Deferred financing costs, net	64
Other assets	76

Total assets of discontinued operations	$23,787

Liabilities:
Total current liabilities	$1,441
Notes payable	14,666

Total liabilities of discontinued operations	$16,107

5. Other Real Estate

Other real estate consists of the following (in thousands):

	March 31, 2005	December 31, 2004
	(Unaudited)
Laundry facilities:
Land	$1,600	$1,600
Buildings and improvements	4,438	4,436
Fixtures, furniture and equipment	3,648	3,602

	9,686	9,638
Accumulated depreciation	(2,522)	(2,369)

	7,164	7,269
Land held for future development or sale	250	250

	$7,414	$7,519

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

6. Derivative Financial Instruments

At March 31, 2005 and December 31, 2004, the Company held interest rate cap agreements to manage its exposure to the interest rate risks related to its floating rate debt. The fair values of the interest rate cap agreements are included in deferred financing costs, net on the consolidated balance sheets as of March 31, 2005 and December 31, 2004. None of the Company’s interest rate cap agreements held as of March 31, 2005 and December 31, 2004, qualify for effective hedge accounting treatment under SFAS No. 133. Accordingly, changes in the fair value of the Company’s and the Predecessors’ interest rate cap agreements for the three months ended March 31, 2005 and 2004, resulted in a net gain of $1,000 and a net loss of $437,000, respectively. The changes in fair value have been reflected as a decrease and an increase in interest expense for the three months ended March 31, 2005 and 2004, respectively.

The following table summarizes the interest rate cap agreements (dollars in thousands):

	March 31, 2005	December 31, 2004
	(Unaudited)
Notional amount of variable rate debt	$761,037	$775,500
Fair value of interest rate caps	$5	$4
Interest rate cap rates	4.50% - 7.19%	2.65% - 7.19%
Maturity dates	September 2005 - May 2006	January 2005 - May 2006

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

7. Notes Payable

Notes payable consist of the following (in thousands):

	March 31, 2005	December 31, 2004
	(Unaudited)
Notes payable requiring payments of interest and principal, with interest at rates ranging from variable of one-month LIBOR plus 2.14% to 2.95% to fixed rates ranging from 5.95% to 9.88%; maturing at dates ranging from November 2005 through June 2013. The notes are collateralized by first deeds of trust on 44 hotel properties and one laundry facility.	$518,552	$551,493

Unsecured term loan facility in the amount of $75.0 million requiring monthly payments of interest only subject to an interest rate equal to either, at the Company’s option, a fluctuating rate equal to Citibank, N.A.’s base rate or a periodic fixed rate equal to one-, two-, or six-month LIBOR, plus, in each case, a margin of 3.00% for base rate loans and 4.00% for LIBOR loans. The term loan facility matures in October 2008.	75,000	75,000

Secured revolving credit facility in the amount of $150.0 million requiring monthly payments of interest only on the principal amount drawn subject to an interest rate equal to either, at the Company’s option, a fluctuating rate equal to Citibank, N.A.’s base rate or a periodic fixed rate equal to one-, two-, three- or six-month LIBOR, plus, in each case, an applicable margin based on the Company’s leverage. The applicable margin is a percentage rate per annum that ranges from 0.5% to 1.0% for base rate loans and 1.5% to 2.0% for LIBOR loans. The revolving credit facility also requires a quarterly fee of 0.5% on the average unused commitment on the facility and a 0.125% fee upon the issuance of each letter of credit. The revolving credit facility is secured by first deeds of trust on seven hotel properties. Total available under the revolving credit facility was $114.4 million at March 31, 2005. The revolving credit facility matures in October 2007 and has a one year extension.

	—	5,500

Construction loan requiring monthly payments of interest only at one-month LIBOR plus 3.25% and is collateralized by one hotel. The loan was paid off March 2005.	—	5,932

Notes payable requiring monthly payments of principal and interest at 8.25%. The notes mature in November 2023 and are collateralized by a leasehold mortgage, assignment of leases and rents, and security agreement and fixture filing on two hotel properties.	74,141	74,536

	667,693	712,461
Less: current portion	(215,073)	(45,009)

	$452,620	$667,452

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Total interest incurred and expensed on the notes payable is as follows (in thousands):

	Three Months Ended March 31,
	2005	2004
Interest expense—continuing operations	$10,922	$11,906
Interest expense—discontinued operations	214	715
Prepayment penalty paid—continuing operations	128	—

	$11,264	$12,621

8. Income Taxes

The income tax benefit (provision) included in the consolidated and combined statements of operations is as follows (in thousands):

	Three Months Ended March 31,
	2005	2004
Current:
Federal	$—	$(987)
State	—	(448)

	—	(1,435)

Deferred:
Federal	1,448	60
State	370	268

	1,818	328
Valuation allowance	(1,818)	124

Income tax benefit	$—	$(983)

Benefit from (provision for) income taxes applicable to continuing operations and discontinued operations is as follows (in thousands):

	Three Months Ended March 31,
	2005	2004
Benefit from (provision for) continuing operations:
Current	$—	$(1,435)
Deferred	—	132

Benefit from continuing operations	—	(1,303)

Benefit from (provision for) discontinued operations:
Current	—	—
Deferred	—	320

Benefit from (provision for) discontinued operations	—	320

Benefit from income taxes	$—	$(983)

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes differs from the federal statutory rate due to various expenses that are not deductible for tax purposes.

The tax effects of temporary differences giving rise to the deferred tax assets (liabilities) are as follows (in thousands):

	March 31, 2005	December 31, 2004
Deferred tax assets:
NOL carryover	$3,223	$1,603
State taxes and other	20	16
Other reserves	4,448	4,258

Current deferred tax asset before valuation allowance	7,691	5,877

Deferred tax liabilities:
Depreciation	(65)	(74)
Other	(27)	(22)

	(92)	(96)

Net deferred tax liabilities	7,599	5,781
Valuation allowance	(7,599)	(5,781)

	$—	$—

The deferred tax assets at March 31, 2005, were primarily due to net operating loss carryforwards and timing differences in the deductibility of various reserves for tax purposes as compared to book purposes. A valuation allowance is maintained to offset its deferred tax assets due to uncertainties surrounding their realization.

At March 31, 2005, and December 31, 2004, the Company had federal net operating loss carryforwards of $8.2 million and $4.1 million, respectively, which begin to expire in 2019.

At March 31, 2005, and December 31, 2004, the Company had state net operating loss carryforwards of $8.2 million and $4.1 million, respectively, which begin to expire in 2011.

9. Series A and B Cumulative Redeemable Preferred Stock

In March 2005, the Company sold 4,850,000 shares of 8.0% Series A and B Cumulative Redeemable Preferred Stock with a liquidation preference of $25.00 per share for gross proceeds of $121.3 million. Underwriting and other costs of the offering totaled $3.8 million. Net proceeds of $117.5 million were contributed to the Operating Partnership in exchange for preferred units with economic terms substantially identical to the Series A and B preferred stock. The net proceeds were used to reduce borrowings under our credit facility and will be used for future acquisitions. On or after March 17, 2010, the Series A and B preferred stock will be redeemable at our option, in whole or in part at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends up to and including the redemption date. Holders of Series A and B preferred stock will generally have no voting rights. However, if the Company is in arrears on dividends on the Series A and B preferred stock for six or more quarterly periods, whether or not consecutive, holders of the Series A and B preferred stock will be entitled to vote at our next annual meeting and each

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

subsequent annual meeting of stockholders for the election of two additional directors to serve on our board of directors until all unpaid dividends and the dividend for the then-current period with respect to the Series A and B preferred stock have been paid or declared and a sum sufficient for the payment thereof set aside for payment. The Series A and B preferred stock have no maturity date and the Company is not required to redeem the Series A and B preferred stock at any time.

10. Long-Term Incentive Plan

Restricted shares granted pursuant to the Company’s Long-Term Incentive Plan vest over periods from three to five years from the date of grant. The value of shares granted has been calculated based on the share price on the date of grant and is being amortized as compensation expense over the vesting periods. For the three months ended March 31, 2005, the Company’s expense related to these restricted shares was $531,000. At March 31, 2005 and December 31, 2004, the unearned compensation related to restricted share grants was $7.1 million and $7.3 million, respectively, and has been classified as a component of shareholders’ equity in the accompanying balance sheet.

11. Commitments and Contingencies

Franchise Agreements

Total franchise costs incurred by the Company and Predecessor during the three months ended March 31, 2005 and 2004, were both $6.4 million. Of the total franchise costs, franchise royalties were $3.4 million and $3.6 million, respectively, for the three months ended March 31, 2005 and 2004. The remaining franchise costs include advertising, reservation and priority club assessments.

Renovation and Construction Commitments

At March 31, 2005 and December 31, 2004, the Company had various contracts outstanding with third parties in connection with the renovation of certain of the hotel properties. The remaining commitments under these contracts at March 31, 2005 and December 31, 2004 totaled $6.0 million and $7.8 million, respectively.

Operating Leases

Rent expense incurred pursuant to ground lease agreements for the three months ended March 31, 2005 and 2004, totaled $743,000 and $909,000, respectively, and was included in property tax, ground lease and insurance in the accompanying statements of operations.

Rent expense incurred pursuant to the lease on the corporate facility for the three months ended March 31, 2005 and 2004, totaled $96,000 and $189,000, respectively, and was included in general and administrative expenses in the accompanying statements of operations. The lease on the corporate facility expires in June 2005.

Other

At March 31, 2005 and December 31, 2004, the Company had $35.6 million and $34.8 million, respectively, of outstanding irrevocable letters of credit to guarantee the Company’s financial obligations related to the Management Company, workers’ compensation insurance programs and certain notes payable. The beneficiary may draw upon these letters of credit in the event of a contractual default by the Company relating to each respective obligation.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Other assets include a $5.0 million deposit made in connection with a potential acquisition that is subject to various contingencies.

12. Transactions With Affiliates

Management Fees

On March 30, 2004, the Predecessor entered into a management agreement with an affiliate to provide management services for the hotel located in Nashville, Tennessee owned by an affiliate. The agreement expires March 30, 2009 and includes successive one- year renewal options. Pursuant to the agreement, the Company was to receive from the affiliate a base management fee of 2.5% of gross operating revenues, as defined. In connection with the Company’s initial public offering, this agreement was cancelled and a new agreement was entered into with Interstate Hotels & Resorts, Inc., or the Management Company.

On January 30, 2004, the Predecessor entered into a management agreement with an affiliate to provide management services for the hotel located in Beverly Hills, California owned by the affiliate. The agreement expires January 30, 2009 and includes successive one-year renewal options. Pursuant to the agreement, the Company was to receive from the affiliate a base management fee of 2.5% of gross operating revenues, as defined. In connection with the Company’s initial public offering, this agreement was cancelled and a new agreement was entered into with the Management Company.

On May 22, 2002, the Predecessor entered into a management agreement with an affiliate to provide management services for the hotel property located in Nashville, Tennessee owned by the Westbrook related party. The agreement expires on May 22, 2007 and includes successive one-year renewal options. Pursuant to the agreement, the Predecessor is to receive from the Westbrook related party a base management fee of 4.0% of gross operating revenues, as defined. This agreement was terminated in February 2004 following the sale of the hotel.

On May 29, 2002, the Company entered into eight asset management agreements with an affiliate to provide asset management services for the hotel properties owned by the Westbrook related party. The agreements expire on May 29, 2007 and include successive one-year renewal options. Pursuant to the agreements, the Company is to receive an asset management fee of 1.0% of gross operating revenues, as defined. At December 31, 2004, none of the agreements were in effect due to the sale of all eight properties to an unaffiliated third party.

For the three months ended March 31, 2005 and 2004, aggregate management fees and asset management fees earned from related parties totaled $0 and $55,000, respectively.

Asset Management Fees

Following the Company’s initial public offering, the Company entered into asset management agreements to supervise outstanding capital expenditure projects for four hotel properties owned by related parties.

Acquisition Fees

During the three months ended March 31, 2004, in connection with successful acquisitions of hotel properties by certain affiliated companies, the Predecessor received aggregate acquisition fees in the amount of $318,000 in exchange for rendering services in connection with such acquisitions. Such acquisition fees were recognized as revenue and were included in management and other fees from affiliates. The Company did not earn any acquisition fees for the three months ended March 31, 2005.

SUNSTONE HOTEL INVESTORS, INC. AND SUBSIDIARIES AND

SUNSTONE PREDECESSOR COMPANIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

Other Reimbursements

From time to time, the Predecessor paid for certain expenses such as payroll, insurance and other costs on behalf of certain related parties. The related parties generally reimburse such amounts on a monthly basis. At March 31, 2005 and December 31, 2004, amounts owed to the Predecessor by its related parties amounted to $121,000 and $147,000 and are included in due from related parties.

13. Subsequent Events

In April 2005, the Company closed ten individual non cross-collateralized fixed rate mortgage loans totaling $276.0 million. The loans are each for a term of ten years with a fixed rate of 5.34%. Following the closing, more than 85% of the Company’s outstanding debt is fixed rate.

In April 2005, the Company sold the Doubletree hotel located in Carson, California and the Holiday Inn hotel located in Mesa, Arizona, to an unrelated third party. The hotels were sold for aggregate gross proceeds of $26.1 million. The operating results of the hotels were included in discontinued operations in the accompanying consolidated and combined statements of operations during the three months ended March 31, 2005 and 2004, as required by SFAS No. 144.

In April 2005, the Company announced its agreement to purchase the 444-room Sutton Place Hotel in Newport Beach, California. The hotel will be managed by Fairmont Hotels & Resorts. The Company is currently under contract to purchase the property with closing scheduled for May 2005. The Company will then commence a major renovation of the hotel’s guestrooms and public areas, anticipated to cost approximately $22.0 million. Upon completion, expected to occur in early 2006, the hotel will be re-named the Fairmont Newport Beach. The Company will use proceeds from its recently completed preferred stock offering to complete the acquisition.

In April 2005, the Company announced an agreement to acquire a portfolio of six Renaissance Hotels containing 3,326 rooms for $419.5 million. The portfolio is part of a joint acquisition of 32 Renaissance Hotels and joint venture interests from CTF Holding LTD by Marriott International, Inc., a real estate opportunity fund and the Company. All of the hotel properties are, and will continue to be, operated by Marriott International or its subsidiaries under the Renaissance Hotels & Resorts brand name. The Company will spend an additional $35.5 million on a capital expenditure program to upgrade the properties. The Company has obtained equity and debt financing commitments to finance the entire cost of the purchase. The Company has agreed to sell approximately 3.75 million shares of common stock to an affiliate of GIC Real Estate, an investment arm of the Government of Singapore, at a purchase price of $20.65 per share. The closing of this offering is contingent upon the closing of the Renaissance hotels acquisition. The Company has also agreed to sell $100.0 million of Series C Convertible Redeemable Preferred Stock to Security Capital Preferred Growth. The convertible preferred stock will be sold at a purchase price of $24.375, will pay a base dividend of 6.45%, will be convertible on a one for one basis into common stock and will be callable after five years. The closing of this offering is contingent upon the closing of the Renaissance hotels acquisition and the closing of the sale of common stock to the affiliate of GIC Real Estate. Additionally, the Company has received a commitment, subject to customary closing conditions, for $250.0 million in mortgage debt secured by four of the hotels being acquired.

Report of Independent Auditors

To the Members and Partners of

CTF Acquisition Hotels (a combination of hotels as defined in note 1):

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of CTF Acquisition Hotels (the “Hotels”) at December 31, 2004 and January 2, 2004, and the results of their operations and their cash flows for the fifty-two week periods ended December 31, 2004 and January 2, 2004, and the fifty-three week period ended January 3, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Hotels’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PRICEWATERHOUSECOOPERS LLP

McLean, Virginia

May 13, 2005

CTF Acquisition Hotels

(a combination of hotels as defined in note 1)

COMBINED BALANCE SHEETS

	March 25, 2005	December 31, 2004	January 2, 2004
	(unaudited)
ASSETS
Current assets
Cash	$1,332,860	$2,402,038	$1,786,718
Accounts receivable, net	10,779,724	6,195,560	4,953,048
Inventory	698,743	665,822	609,173
Prepaid expenses	2,176,626	2,971,840	2,697,061

Total current assets	14,987,953	12,235,260	10,046,000

Property and equipment, net	145,187,154	144,292,119	145,682,134
Intangible asset, net	3,574,381	3,599,425	3,707,950
Other assets	881,388	451,885	443,044

Total assets	$164,630,876	$160,578,689	$159,879,128

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities
Accounts payable	$5,851,158	$4,634,615	$3,478,146
Accrued compensation, bonuses and related benefits	515,961	1,071,362	499,892
Other accrued expenses and payables	705,660	1,515,677	975,505
Other taxes payable	1,489,995	749,285	446,767
Advance deposits	2,029,571	1,841,460	1,428,120
Capital lease obligation	—	—	86,865
Due to affiliates	2,863,726	2,807,207	2,592,066

Total current liabilities	13,456,071	12,619,606	9,507,361

Due to affiliates, net	317,272,483	315,137,800	313,142,593

Total liabilities	330,728,554	327,757,406	322,649,954

Commitments and contingencies (Note 6)
Members’ deficit	(166,097,678)	(167,178,717)	(162,770,826)

Total liabilities and members’ deficit	$164,630,876	$160,578,689	$159,879,128

The accompanying notes are an integral part of these combined financial statements.

CTF ACQUISITION HOTELS

(a combination of hotels as defined in note 1)

COMBINED STATEMENTS OF OPERATIONS

	Twelve weeks ended March 25, 2005	Twelve weeks ended March 24, 2004	Fifty-two weeks ended December 31, 2004	Fifty-two weeks ended January 2, 2004	Fifty-three weeks ended January 3, 2003
	(Unaudited)	(Unaudited)
Revenues:
Rooms	$20,746,941	$19,357,833	$80,126,553	$72,138,030	$78,795,245
Food and beverage	11,980,007	11,203,104	42,896,743	40,933,598	44,596,631
Other	2,485,923	2,063,999	8,521,711	7,528,552	9,031,473

Total revenues	35,212,871	32,624,936	131,545,007	120,600,180	132,423,349

Operating costs and expenses:
Rooms	4,890,080	4,722,293	19,436,825	18,268,834	18,919,388
Food and beverage	8,505,095	7,885,660	33,538,175	31,013,627	31,554,701
Other	965,981	891,524	3,611,820	3,428,616	3,700,704
General and administrative	3,049,036	2,639,065	11,821,100	10,429,418	10,680,160
Sales and marketing	2,470,508	2,276,404	10,080,708	9,330,348	10,284,495
Property maintenance and energy	2,649,436	2,405,512	10,784,379	10,071,903	9,438,822
Management and incentive fees	1,314,984	1,217,451	5,538,166	4,787,817	5,672,899
Depreciation and amortization	2,342,650	2,338,264	9,607,902	9,047,363	9,846,897
Property taxes and insurance	1,248,254	1,155,934	5,134,840	4,983,130	4,449,102
Building and ground rent	797,120	1,027,610	3,049,913	2,943,914	3,075,280
Other expenses, net	135,482	185,478	486,640	548,386	527,810

Total operating costs and expenses	28,368,626	26,745,195	113,090,468	104,853,356	108,150,258

Operating income	6,844,245	5,879,741	18,454,539	15,746,824	24,273,091

Interest expense	5,763,206	5,310,886	22,862,430	21,834,554	22,464,982

Net income (loss)	$1,081,039	$568,855	$(4,407,891)	$(6,087,730)	$1,808,109

The accompanying notes are an integral part of these combined financial statements.

CTF ACQUISITION HOTELS

(a combination of hotels as defined in note 1)

COMBINED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT

Total
Balance at December 28, 2001	$(149,588,073)
Net income	1,808,109
Distribution to member (Note 2)	(3,566,512)

Balance at January 3, 2003	(151,346,476)
Net loss	(6,087,730)
Distribution to member, net (Note 2)	(5,336,620)

Balance at January 2, 2004	(162,770,826)
Net loss	(4,407,891)

Balance at December 31, 2004	(167,178,717)
Net income (unaudited)	1,081,039

Balance at March 25, 2005 (unaudited)	$(166,097,678)

The accompanying notes are an integral part of these combined financial statements.

CTF Acquisition Hotels

(a combination of hotels as defined in note 1)

COMBINED STATEMENTS OF CASH FLOWS

	Twelve weeks ended March 25, 2005	Twelve weeks ended March 24, 2004	Fifty-two weeks ended December 31, 2004	Fifty-two weeks ended January 2, 2004	Fifty-three weeks ended January 3, 2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$1,081,039	$568,855	$(4,407,891)	$(6,087,730)	$1,808,109
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred financing	—	—	—	31,511	75,045
Depreciation and amortization	2,342,650	2,338,264	9,607,902	9,047,363	9,846,897
Changes in assets and liabilities:
Accounts receivable, net	(4,584,164)	(3,655,350)	(1,242,512)	1,054,540	(2,030,183)
Inventory	(32,921)	(3,041)	(56,649)	27,378	(20,735)
Prepaid expenses	795,214	962,554	(274,779)	(220,308)	(341,823)
Other assets	(429,503)	(8,840)	(8,841)	9,340	(61,540)
Accounts payable	1,216,543	2,078,905	556,158	294,440	247,911
Accrued compensation, bonuses and related benefits	(555,401)	(209,370)	571,470	(367,549)	204,615
Other accrued expenses and payables	(810,017)	(559,381)	540,172	(310,521)	548,316
Other taxes payable	740,710	821,515	302,518	(88,185)	(243,330)
Advances deposits	188,111	376,354	413,340	(177,825)	(1,421,127)

Net cash (used in) provided by operating activities	(47,739)	2,710,465	6,000,888	3,212,454	8,612,155

Cash flow from investing activities:
Acquisition of property and equipment	(3,212,641)	(2,246,536)	(7,509,051)	(9,682,303)	(3,144,994)

Net cash used in investing activities	(3,212,641)	(2,246,536)	(7,509,051)	(9,682,303)	(3,144,994)

Cash flow from financing activities
Capital lease obligation payments	—	—	(86,865)	(365,390)	(318,032)
Payment of third party loan	—	—	—	(26,733,000)	(762,000)
Due to affiliate	2,191,202	(442,319)	2,210,348	38,405,290	(362,273)
Net member distribution	—	—	—	(5,336,620)	(3,566,512)

Net cash provided by (used in) financing activities	2,191,202	(442,319)	2,123,483	5,970,280	(5,008,817)

Change in cash	(1,069,178)	21,610	615,320	(499,569)	458,344
Cash, beginning of the period	2,402,038	1,786,718	1,786,718	2,286,287	1,827,943

Cash, end of the period	$1,332,860	$1,808,328	$2,402,038	$1,786,718	$2,286,287

Supplemental disclosure of cash flow information:
Amount includes in accounts payable for the purchase of property and equipment	$—	$—	$600,311	$—	$282,600
Interest paid	$5,262,206	$4,808,787	$19,078,849	$21,614,869	$21,443,020

The accompanying notes are an integral part of these combined financial statements.

CTF ACQUISITION HOTELS

(a combination of hotels as defined in note 1)

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Organization and Nature of Business

CTF Acquisition Hotels (“the Hotels”) represents the combined operations and financial position of four hotel properties as of December 31, 2004 and January 2, 2004 and for the fifty-two week periods then ended and for the fifty-three week period ended January 3, 2003 and as of March 25, 2005 (unaudited) and for the twelve week period ended March 25, 2005 (unaudited) and March 24, 2004 (unaudited).

The Hotels are wholly owned or substantially owned by CTF Holdings, Inc. (“CTFHI”). CTF Holdings Ltd, which is the ultimate parent of CTFHI, entered into a Purchase and Sale Agreement with Marriott International Inc. (“Marriott”) April 2005 for the sales of the interest in 33 hotels, including a minority interest in a joint venture that owns a hotel, and a management agreement. Sunstone Hotel Investors, Inc. (“Sunstone”) entered into a separate Purchase and Sale Agreement (“the Agreement”) with Marriott to be a substitute purchaser and acquire the interest in five hotels and a minority interest in a joint venture interest that owns a hotel. The acquisition is expected to close in June 2005.

The accompanying combined financial statements include four of the hotels to be purchased under the Agreement. The names under which the Hotels are operated, the location of the Hotels and the numbers of rooms in each Hotel are as follows:

Renaissance Harborplace Hotel (1)	Baltimore, MD	622
Renaissance Orlando Resort (2)	Orlando, FL	778
Renaissance Long Beach Hotel (3)	Long Beach, CA	374
Renaissance Concourse Hotel	Atlanta, GA	387

(1)	CTFHI owns a 50% interest in this hotel and has entered into an agreement to acquire the third party’s 50% interest in June 2005.
(2)	CTFHI owns an 85% interest.
(3)	CTFHI owned a 75% interest in this hotel and the remaining interest was owned by LBR Hotel Limited Partnership in which CTFHI has an 85% economic interest. The remaining 15% economic interest in LBR Hotel Limited Partnership was acquired by CTFHI in March 2005.

2. Significant Accounting Policies

Principles of Combination and Basis of Presentation

The accompanying combined financial statements reflect the combined balance sheets and the related combined statements of operations, members’ deficit and cash flows of the Hotels subject to the acquisition by Sunstone and under common control and ownership by CTFHI for the fifty-two week periods ended December 31, 2004, January 2, 2004 the fifty-three week period ended January 3, 2003 and for the twelve week periods ended March 25, 2005 (unaudited) and March 24, 2004 (unaudited). These combined statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared for the purpose of a filing by Sunstone with the Securities and Exchange Commission, as required by Regulation S-X, rule 3-05.

Fiscal Year

The Hotels have a 52/53 week fiscal year ending on the Friday nearest to the last day of December.

CTF ACQUISITION HOTELS

(a combination of hotels as defined in note 1)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Hotels are included in limited liability corporations or limited partnerships which are not taxable entities for income tax purposes. The results of operations are included in the tax returns of the partners or members as these partners or members are responsible for any income taxes. Accordingly, the combined statements of operations do not contain provision for federal or state income taxes.

Property and Equipment

Property and equipment are recorded at acquisition cost. Depreciation and amortization are computed on the straight-line method based on the estimated useful lives of the related assets as follows: buildings—range from 20 to 40 years; leasehold improvements—range from five to 40 years; furniture, fixtures and equipment—range from three to 15 years.

Improvements that extend the useful life of property are capitalized, while maintenance and repairs of a routine nature are expensed. When property or equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts, with the resulting gain or loss included in current operations.

Long-Lived Assets

In accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the carrying value of the Hotels’ assets are re-evaluated when events or circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, then a loss is recognized using a fair value based model.

Intangible assets, net

In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, hotel air rights are being amortized on a straight-line basis with a remaining term of 33 years. The amortization expense is $108,525 for the fifty-two week periods ended December 31, 2004 and January 2, 2004 and fifty-three week period ended January 3, 2003 and is $25,044 (unaudited) for the twelve week periods ended March 25, 2005 and March 24, 2004.

	March 25, 2005	December 31, 2004	January 2, 2004
	(unaudited)
Amortized intangible assets
Hotel air rights	$6,000,000	$6,000,000	$6,000,000
Accumulated amortization	(2,425,619)	(2,400,575)	(2,292,050)

Intangible assets, net	$3,574,381	$3,599,425	$3,707,950

CTF ACQUISITION HOTELS

(a combination of hotels as defined in note 1)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The carrying value of hotel air rights is re-evaluated when events or circumstances indicate that it may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, then a loss is recognized using a fair value based model.

Revenue Recognition

The Hotels recognize revenues when services are rendered and collectibility is probable. Revenues consist of room sales, food and beverage sales and other department revenues such as telephone and gift shops.

Accounts Receivable

Accounts receivable primarily represents receivables from hotel guests who occupy hotel rooms and utilize hotel services. The Hotels’ management maintains an allowance for doubtful accounts sufficient to cover potential credit losses. The Hotels’ accounts receivable at March 25, 2005, December 31, 2004 and January 2, 2004 includes an allowance for doubtful accounts of $162,386 (unaudited), $193,705 and $138,742 respectively.

Allowance for doubtful accounts
Balance at January 3, 2003	$153,444
Balances written off	(141,066)
Charged to costs and expenses	126,364

Balance at January 2, 2004	138,742
Balances written off	(1,197)
Charged to costs and expenses	56,160

Balance at December 31, 2004	193,705
Balances written off (unaudited)	(77,825)
Charged to costs and expenses (unaudited)	46,506

Balance at March 25, 2005 (unaudited)	$162,386

Inventories

Inventories, consisting primarily of food, beverages, china, linen, glassware and silverware are stated at the lower of cost, first-in, first-out (FIFO) method, or market.

Distribution to Member

In 2002, one of the Hotels distributed $3,566,512 to a Member as a result of cash generated during the year. During 2003, the same Hotel distributed a net of $5,336,620 to a Member as a result of the net effects of refinancing long-term debt partially offset by amounts funded by the Member prior to the refinancing.

Concentration of Credit Risk

At times during the year, the Hotels maintain cash balances at financial institutions in excess of Federal Deposit Insurance Corporation (FDIC) limits. As of March 25, 2005, December 31, 2004 and January 2, 2004, the Hotels had on deposit approximately $1,617,384 (unaudited), $1,758,437 and $1,177,652 of cash, respectively, in excess of federally insured limits. The Hotels have not experienced any losses on their cash deposits as of March 25, 2005, December 31, 2004 and January 2, 2004.

CTF ACQUISITION HOTELS

(a combination of hotels as defined in note 1)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Advertising Expense

All advertising costs are expensed as incurred and have been included in operating costs and expenses. The Hotels recognized advertising expense of $453,021 (unaudited), $492,775 (unaudited), $1,690,661, $1,562,178 and $1,724,075, for the twelve week periods ended March 25, 2005 and March 24, 2004 and fifty-two week periods ended December 31, 2004 and January 2, 2004 and fifty-three week period ended January 3, 2003, respectively.

Unaudited Interim Financial Information

The unaudited financial information (“unaudited”) for the twelve week periods ended March 25, 2005 and March 24, 2004 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. The results of any interim period are not necessarily indicative of results for the full year.

3. Property and Equipment, net

Property and equipment consist of the following as of:

	March 25, 2005	December 31, 2004	January 2, 2004
	(unaudited)
Land and land improvements	$1,427,180	$1,151,088	$1,102,396
Buildings and leasehold improvements	218,763,742	218,763,742	216,761,195
Furniture, fixtures and equipment	29,353,052	28,967,735	39,352,509
Equipment under capital lease	—	—	1,162,307
Construction in progress	4,718,418	2,167,184	1,544,419

	254,262,392	251,049,749	259,922,826
Accumulated depreciation and amortization	(109,075,238)	(106,757,630)	(114,240,692)

Property and equipment, net	$145,187,154	$144,292,119	$145,682,134

During the fifty-two week period ended December 31, 2004, fully depreciated assets of $16,982,439 were written off.

Accumulated amortization related to equipment under capital leases was $0 as of March 25, 2005 (unaudited) and December 31, 2004 and was $1,063,333 as of January 2, 2004.

4. Lease Commitments

The Hotels lease certain land, air rights, hotel facilities, hotel equipment and fixtures, vehicles and data processing equipment under various operating leases expiring on various dates through 2033. The rental payments on these leases are based on a minimum rental with certain leases providing for additional rental based upon a percentage of sales or income as specified in the lease agreements. Certain of the leases have renewal options.

CTF ACQUISITION HOTELS

(a combination of hotels as defined in note 1)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following is a schedule of minimum rental payments, excluding ground rent, due under these leases as of December 31, 2004:

2005	$290,023
2006	250,021
2007	219,009
2008	131,575
2009	124,852

Total	$1,015,480

Total rental expense, including ground rent, incurred during the fifty-two week periods ended December 31, 2004, January 2, 2004 and the fifty-three week period ended January 3, 2003 was $3,380,416, $3,352,255, and $3,431,028, respectively, and during the twelve week periods ended March 25, 2005 and March 24, 2004, the rental expense was $861,331 (unaudited) and $1,102,345 (unaudited), respectively.

5. Management Agreement and Related Party Transactions

Under the terms of the management agreement with The CTF Hotel Management Corporation (“CTF Management”), an affiliate, the Renaissance Concourse Hotel is required to pay CTF Management a base management fee in the amount of 3% of gross operating revenues (as defined in the management agreement) plus an allocated portion of any incentive management fee due Renaissance Hotel Operating Company (“RHOC”), a subsidiary of Marriott International, Inc., pursuant to its agreement with CTF Management. The incentive management fee is based on net cash flow, as defined, of all hotels owned by CTFHI.

Prior to October 28, 2003, under the terms of the management agreement with CTF Management, the Renaissance Concourse Hotel paid CTF Management a base fee in the amount of 4% of gross operating revenues.

The Renaissance Harborplace Hotel and the Renaissance Orlando Resort are required to pay CTF Management a base management fee in the amount of 4% of gross operating revenues and an incentive fee equal to 20% of net distributable cash each year.

Under the terms of the management agreement with RHOC, the Renaissance Long Beach Hotel is required to pay RHOC a base management fee of 3% of gross operating revenues.

For the fifty-two week periods ended December 31, 2004 and January 2, 2004 and the fifty-three week period ended January 3, 2003, the base management and incentive fee was $5,538,166, $4,787,817 and $5,672,899, respectively. For the twelve week periods ended March 25, 2005 and March 24, 2004, the base management fee was $1,314,984 (unaudited) and $1,217,451 (unaudited), respectively.

CTF ACQUISITION HOTELS

(a combination of hotels as defined in note 1)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The due to affiliate consists of the following as of:

	March 25, 2005	December 31, 2004	January 2, 2004
	(unaudited)
Mortgage note payable to an affiliate bearing interest at 11% per annum. Monthly payments of interest are required with the total principal due and payable on December 1, 2008. The note is collateralized by an Indemnity Deed of Trust and Security Agreement, as amended, on the Hotel property and an Assignment of Leases and Rents.	$66,650,000	$66,650,000	$66,650,000

Mortgage note payable to an affiliate bearing interest at 8% per annum. Monthly payments of principal and interest of $587,012 are due on the first day of each month, with the remaining principal balance and accrued interest due December 1, 2008. The mortgage note is collateralized by a mortgage on the Hotel, assignment of rents and a security agreement.	53,548,824	54,229,784	56,821,850

Mortgage note payable to an affiliate bearing interest at 6.5% per annum. Monthly payments of interest are required with the total principal due and payable on December 1, 2008.	36,643,883	36,644,426	36,184,578

Unsecured loan advanced by an affiliate. The principal portion of the loan bears interest at the lesser of the prime rate (5.00% at December 31, 2004 and 4.00% at January 2, 2004) or 12% on the unpaid balance.	20,958,475	20,950,179	23,728,203

Unsecured loan advanced by an affiliate. The principal portion of the loan bears interest at prime plus 1% (aggregate interest rates of 6% and 5% at December 31, 2004 and January 2, 2004, respectively).	118,478,988	116,714,728	107,622,904

Demand note payable to an affiliate. The principal portion of the note bears interest at 12% on the unpaid balance.	16,700,000	16,700,000	16,700,000

Other, net	7,156,039	6,055,890	8,027,124

Total	320,136,209	317,945,007	315,734,659
Current portion of due to affiliates	(2,863,726)	(2,807,207)	(2,592,066)

Total long-term due to affiliates, net	$317,272,483	$315,137,800	$313,142,593

Principal and interest of unsecured loans and the demand note payable are to be repaid as funds become available to the Hotels prior to any distribution of cash flows or net sales proceeds to the members. The loans are classified as non-current as the Hotels are not required to repay principal or interest in 2005 if funds are not available.

CTF ACQUISITION HOTELS

(a combination of hotels as defined in note 1)

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Interest expense incurred on the unsecured loan and demand note payable during the fifty-two week periods ended December 31, 2004 and January 2, 2004 and the fifty-three week period ended January 3, 2003, was $8,643,905, $8,067,579 and $8,799,279, respectively. For the twelve week periods ended March 25, 2005 and March 24, 2004, the interest expense was $2,422,788 (unaudited) and $1,936,582 (unaudited), respectively.

Interest expense incurred on the mortgage notes payable during the twelve week periods ended March 25, 2005 and March 24, 2004 was $3,340,418 (unaudited) and $3,374,336 (unaudited) and during the fifty-two week periods ended December 31, 2004, January 2, 2004 and the fifty-three week period ended January 3, 2003, the interest expense was $14,217,195, $12,506,384 and $12,247,117, respectively.

6. Commitments and Contingencies

The Hotels are involved in litigation arising in the normal course of operations. Management is of the opinion that the ultimate outcome of the litigation will not have a material adverse effect on the financial condition, results of operations or cash flows of the Hotels.

7. Fair Value of Financial Instruments

The carrying amounts of the Hotels’ financial instruments included in current assets and current liabilities approximate their fair values due to their short-term nature.

The total fair value of the mortgage notes payable to affiliate as of December 31, 2004 approximates $174,099,000 assuming a market rate of 5.69%, which reflects the Hotels’ borrowing rate available for similar types of borrowing arrangements.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Report of Independent Auditors

To the Members and Partners of

Wyndham Acquisition Hotels:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, owners’ equity and cash flows present fairly, in all material respects, the financial position of the Wyndham Acquisition Hotels (the “Hotels”) at November 30, 2002 and December 31, 2001, and the results of its operations and its cash flows for the period from January 1, 2002 through November 30, 2002 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Hotels’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Dallas, Texas

April 15, 2004

Wyndham Acquisition Hotels

Combined Balance Sheets

As of November 30, 2002 and December 31, 2001

	2002	2001
Assets
Current assets
Cash and cash equivalents	$7,630,934	$6,055,339
Restricted cash	14,890,018	14,694,474
Accounts receivable, net of allowance of $83,068 and $100,318, respectively	7,406,362	3,319,332
Inventories	918,710	1,149,201
Due from affiliates	6,021,898	—
Prepaid expenses and other	586,576	646,252
Assets held for sale, net of accumulated depreciation of $101,172,117 and $20,234,207, respectively	380,567,812	65,459,809

Total current assets	418,022,310	91,324,407
Investments in hotels, net of accumulated depreciation of $ and $58,940,657 respectively	—	330,895,152
Deferred expense, net of accumulated amortization of $3,688,810 and $2,984,382, respectively	2,467,899	3,327,205

Total assets	$420,490,209	$425,546,764

Liabilities and Owners’ Equity
Current liabilities
Accounts payable and accrued expenses	$18,375,545	$25,071,310
Due to affiliates	—	14,118,968

Borrowings associated with assets held for sale	141,825,568	—
Current portion of notes payable	—	2,496,374

Total current liabilities	160,201,113	41,686,652
Notes payable, less current portion	—	140,714,725
Minority interest	2,620,385	2,500,957
Owners’ equity	257,668,711	240,644,430

Total liabilities and owners’ equity	$420,490,209	$425,546,764

The accompanying notes are an integral part of these financial statements.

Wyndham Acquisition Hotels

Combined Statements of Operations

For the Period from January 1, 2002 through November 30, 2002 and the Year Ended December 31, 2001

	2002	2001
Revenues:
Rooms	$111,425,281	$130,010,312
Food and beverage	54,510,807	64,110,897
Other	8,428,268	10,883,903

Total revenues	174,364,356	205,005,112

Operating costs and expenses:
Departmental expenses:
Rooms	26,122,612	30,267,494
Food and beverage	38,917,559	45,255,911
Other	4,207,307	4,822,908
Operating expenses:
Administrative and general	15,038,015	17,426,250
Management and tradename fees	7,273,241	8,357,079
Sales and marketing	14,612,675	16,271,895
Property operating costs	14,917,826	17,415,679
Property insurance, rent and taxes	12,458,774	13,015,711
Depreciation	14,675,746	7,072,816
Interest expense	8,919,011	11,473,781
Impairment loss	—	6,099,071

Total operating costs and expenses	157,142,766	177,478,595

Operating income	17,221,590	27,526,517

Minority interest	119,428	219,892

Net income	$17,102,162	$27,306,625

The accompanying notes are an integral part of these financial statements.

Wyndham Acquisition Hotels

Combined Statements of Changes in Owners’ Equity

For the Period from January 1, 2002 through November 30, 2002 and for the Year Ended December 31, 2001

Total
Balance at January 1, 2001	$222,274,745
Distribution of net assets	(236,542)
Intercompany	(8,700,398)
Net income	27,306,625

Balance at December 31, 2001	240,644,430
Distribution of net assets	(77,881)
Net income	17,102,162

Balance at November 30, 2002	$257,668,711

The accompanying notes are an integral part of these financial statements.

Wyndham Acquisition Hotels

Combined Statements of Cash Flows

For the Period from January 1, 2002 through November 30, 2002 and for the Year Ended December 31, 2001

	2002	2001
Cash flows from operating activities:
Net income	$17,102,162	$27,306,625
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,675,746	7,072,816
Impairment loss	—	6,099,071
Amortization of deferred loan costs	859,306	773,498
Provision for bad debt	(17,170)	206,273
Minority interest	119,428	—
Changes in assets and liabilities, net effects of business acquisitions:
Accounts receivable	(4,069,860)	12,378,955
Inventories	230,491	655,404
Prepaid expenses and other	59,676	(459,379)
Accounts payable and accrued expenses	(6,610,247)	6,569,570
Due to affiliates	(16,188,673)	(18,979,410)

Net cash provided by operating activities	6,160,859	41,623,423

Cash flows from investing activities:
Additions to hotel properties	(2,840,790)	(34,407,053)
Change in restricted cash	(195,544)	(344,885)

Net cash used in investing activities	(3,036,334)	(34,751,938)

Cash flows from financing activities:
Payments on notes payable	(1,385,531)	(2,503,283)
Distributions to partners	(77,881)	—
Due from Parent		(8,700,398)
Net cash from change in ownership
Capital Lease Obligation	(85,518)	(194,777)
Distributions to minority interest in other partnerships	—	(236,543)

Net cash used in financing activities	(1,548,930)	(11,635,001)

Change in cash and cash equivalents	1,575,595	(4,763,516)
Cash and cash equivalents at the beginning of the period	6,055,339	10,818,855

Cash and cash equivalents at the end of the period	$7,630,934	$6,055,339

Supplemental disclosure of cash flow information:
Cash paid for interest	$8,076,442	$10,544,929

The accompanying notes are an integral part of these financial statements.

WYNDHAM ACQUISITION HOTELS

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Organization

Wyndham Acquisition Hotels (“Hotels”) represents the combined operations and financial position of certain proprietary and non-proprietary branded hotels as of November 30, 2002 and December 31, 2001. Prior to their acquisition by Sunstone Hotel Investors, LLC (“Sunstone”), the Hotels were wholly owned or substantially owned by Wyndham International, Inc. (“Wyndham”). Wyndham managed seven of the Hotels and third parties managed six of the Hotels.

At the dates of acquisition (see footnote 9), the name under which the Hotel is operated, the location of the Hotels and the number of rooms in each Hotel are as follows:

Acquired December 5, 2002:
Marriott Tyson’s Corner #	Vienna, VA	390
Marriott Houston North at Greenspoint	Houston, TX	391
Marriott Philadelphia West #	West Conshohocker, PA	286
Marriott Troy #	Troy, MI	350
Hilton Del Mar	Del Mar, CA	251
Hilton Huntington	Melville, NY	302
Doubletree Suites Minneapolis # *	Minneapolis, MN	230
Radisson Englewood	Englewood, NJ	194
Radisson Ft. Magruder	Williamsburg, VA	303
Hyatt Newporter #	Newport Beach, CA	403
Valley River Inn #	Eugene, OR	257

Acquired December 18, 2002:
Embassy Suites Hotel Chicago	Chicago, IL	358
Wyndham Greenspoint Houston	Houston, TX	472

#	Hotel was third party managed at December 31, 2001
*	Wyndham owned a 90% interest in this hotel and Sunstone acquired both Wyndham’s interest and the third party’s 10% interest in December 2002 (see footnote 9).

2.	Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation

The accompanying combined financial statements reflect the combined balance sheets and the related combined statements of operations, owners’ equity and cash flows of the Hotels subject to the acquisition by Sunstone and under common control and ownership by Wyndham for the years ended November 30, 2002 and December 31, 2001. These combined statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared for the purpose of a filing by Sunstone with the Securities and Exchange Commission, as required by Regulation S-X, Rule 3-05.

Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

WYNDHAM ACQUISITION HOTELS

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Restricted Cash

In connection with the mortgage loan agreement, the Hotels are required to set aside funds to pay costs of real estate and personal property taxes, property insurance and capital expenditures related to periodic replacement of furniture, fixtures and equipment. The funds are on deposit with the Hotels’ lenders.

Accounts Receivable

Accounts receivable primarily represents receivables from hotel guests who occupy hotel rooms and utilize hotel services. The Hotel’s management maintains an allowance for doubtful accounts sufficient to cover potential credit losses. The Hotels’ accounts receivable at November 30, 2002 and December 31, 2001 includes an allowance for doubtful accounts of $83,068 and $100,318.

Inventories

Inventories, consisting primarily of food, beverages, china, linen, glassware and silverware and are stated at cost which approximates market.

Investment in Hotels

Investment in hotels is stated at cost and is depreciated using the straight-line method over the estimated useful life of 35 years. Furniture, fixtures and equipment are depreciated using a method that approximates straight-line over the estimated useful lives of five to seven years.

Maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from the accounts, and the related gain or loss is included in operations.

In accordance with Financial Accounting Standards Board Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the owners of the Hotels periodically reviews the carrying value of its investment in hotels held for use to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotels or that the depreciation periods should be modified. If facts or circumstances support the possibility of impairment, the owners of the Hotels will prepare a projection of the undiscounted future operating cash flows. In cases when the owners of the Hotels do not expect to recover its carrying value, the owners of the Hotels recognize an impairment loss.

At December 31, 2000, Wyndham identified six of the Hotels as held for sale and reduced the holding period for two of the hotels, and as a result Wyndham recorded impairment for the difference between the fair market value and the carrying value of $97,413,237. In addition, Wyndham ceased depreciation on these Hotels identified as held for sale. During the year ended December 31, 2001, Wyndham transferred four of the hotels from held for sale to held for use at the lower of fair value or depreciated value (considering depreciation during that holding period). In addition, Wyndham reviewed the carrying value of the two remaining held for sale Hotels and determined that additional impairment of $6,099,071, due to a change in the assessed fair value of the properties. During the period from January 1, 2002 and November 30, 2002, Wyndham identified all of the Hotels as held for sale. No additional impairment was recorded and depreciation ceased on these Hotels.

Franchise Fees

Initial franchise fees are recorded at cost and amortized using the straight-line method over the lives of the franchise agreements. All other franchise fees that are based on the Hotels’ results of operations are expensed as incurred.

WYNDHAM ACQUISITION HOTELS

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Deferred Expenses

Deferred expenses consist primarily of unamortized deferred financing costs, which are being amortized on a straight-line basis, which approximates the effective interest method over the term of the related debt. For the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001, amortization expense related to these deferred financing costs was $859,306 and $773,498 respectively. These amounts were included in interest expense.

Due to Affiliate

Due to affiliate represents net amounts due to Wyndham or its affiliates. The amounts are attributable primarily to the contribution of assets and liabilities by Wyndham into the Properties, salaries payable to affiliates, and the processing of normal day to day cash receipts and disbursements on behalf of the Properties by Wyndham through a central cash account.

Receivable from Parent

Receivable from parent is recorded in equity and primarily represents the proceeds of the mortgage debt, which were advanced to Wyndham of approximately $0 and $8,700,398, respectively, as of November 30, 2002 and December 31, 2001.

Revenue Recognition

Rooms, food and beverage and other revenues are recognized when earned.

Advertising Expense

All advertising costs are expensed as incurred. The Properties recognized advertising expense of $1,436,794 and $1,553,274, respectively, for the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001.

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments. The carrying amount of the Properties’ borrowings approximates fair value due to the Properties’ ability to obtain such borrowings at comparable interest rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Hotels are included in limited liability corporations or limited partnerships which are not taxable entities. The results of operations are included in the tax returns of the partners or members. Accordingly, the combined statements of operations do not contain provision for federal income taxes.

WYNDHAM ACQUISITION HOTELS

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

3.	Investment in Hotels

Investment in hotels at November 30, 2002 and December 31, 2001 consisted of the following:

	2002	2001
Land	$24,044,835	$24,044,835
Building and improvements	469,457,542	467,850,071
Furniture and equipment	87,922,669	82,046,796
WIP	3,827,191	5,100,431

Total cost	585,252,237	579,042,133
Impairment	(103,512,308)	(103,512,308)
Accumulated depreciation	(101,172,117)	(79,174,864)

Net investment in hotels	$380,567,812	$396,354,961

4.	Notes Payable

Notes payable consisted of the following at November 30, 2002 and December 31, 2001:

	2002	2001
Notes payable dated October 16, 1988; monthly payments of principal and interest at 8.25%; maturing in October 2023; collateralized by a leasehold mortgage, assignment of leases and rents, and security agreement and fixture filing on Embassy Suites Hotel Chicago and Wyndham Greenspoint.	77,354,550	78,445,015

Note payable dated June 30, 1999; monthly payments of principal at one-month LIBOR (1.88% at December 31, 2001) plus 3.25%, maturing in July 1, 2004; collateralized by a first deeds of trust on the Hilton Del Mar, Hilton Huntington and Marriott Troy. On November 5, 1999, the loan was modified to bear interest at the LIBOR rate plus spreads of .82% through 4.50%	64,471,018	64,766,084

Less current portion	1,683,277	2,496,374

	$140,142,291	$140,714,725

Total interest incurred on the notes payable was $8,076,442 and $10,544,929 for the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001, respectively.

Aggregate future principal maturities of notes payable at November 30, 2002, are as follows:

2003	$1,683,277
2004	65,734,229
2005	1,525,826
2006	1,656,577
2007	1,656,577
Thereafter	69,569,082

$141,825,568

WYNDHAM ACQUISITION HOTELS

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

5.	Related Party Transactions

Management Fees

Six of the Hotels are operated by subsidiaries of Wyndham under management agreements with expiration dates ranging from December 31, 2004 through December 31, 2016, that require payment of various percentage fees based on certain revenue components. The percentages assessed reflect rates comparable to those available from non-related entities. Fees incurred for the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001 were $2,118,684 and $2,474,185 respectively. No Wyndham fees were owed at November 30, 2002 and December 31, 2001 for these Hotels.

Seven of the Properties are operated by a third party under management agreements with expiration dates ranging from September 30, 2006 through February 28, 2020, that require payment of various percentage fees based on certain revenue components. The Hotel’s management has also entered into various license and franchise agreements related to these hotel properties. Total management and franchise fees paid for the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001 were $5,608,026 and $6,340,415 respectively. Amounts due under these agreements of $2,020,336 and $1,241,565 are recorded in accrued expenses in the accompanying balance sheets in 2002 and 2001, respectively.

In addition, one Hotel is operated under the Wyndham proprietary brand name, which requires the payment of tradename fees to a subsidiary of Wyndham. These fees are based on percentages of revenue components and were $49,912 and $60,511 for the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001. No Wyndham fees were owed at November 30, 2002 and December 31, 2001.

6.	Employee Benefit Plans

The Hotels participated in a 401(k) retirement savings plan sponsored by Wyndham until December 2002. Employees who are over 21 years of age and have completed one year of service are eligible to participate in the plan. The Hotels can elect to match up to fifty percent of employee contributions of the first four percent of an employee’s salary. The Hotels recognized $94,427 and $117,734 of expense for the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001, respectively.

The Hotels participated in a self-insured group health plan through a Voluntary Employee Benefit Association (“VEBA”) for its employees until December 2002. This plan is funded to the limits provided in the Internal Revenue Code, and liabilities have been recorded for unpaid claims. Aggregate and stop loss insurance exists at amounts which limit exposure to the Hotels. The Hotels have recognized expenses related to the plan of $2,418,452 and $2,704,936 for the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001, respectively.

7.	Franchise Agreements

The Hotels have entered into various license and franchise agreements related to certain hotel properties. The franchise agreement require the Hotels to, among other things, pay various monthly fees that are calculated based on specified percentages of certain specified revenues. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of the hotels which are established by the franchisors to maintain uniformity in the system created by each such franchisor. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with such standards may from time to time require significant expenditures for capital improvements which will be borne by the Hotels.

WYNDHAM ACQUISITION HOTELS

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Total franchise costs incurred by the Hotels during the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001 were $2,711,511 and $3,016,119, respectively.

8.	Commitments and Contingencies

From time to time, the Properties have been and may in the future be involved as a party in various legal proceedings, both as plaintiff and defendant. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. As of the dates of the combined balance sheets, there were no threatened or pending legal matters of which management was aware which would, in the opinion of management and legal counsel, have a material impact on the Properties’ combined results of operations, financial position or cash flows.

The Properties are subject to environmental regulations related to the ownership of real estate. The cost of complying with the environmental regulations was not material to the Properties’ results of operations for the period from January 1, 2002 through November 30, 2002 and for the year ended December 31, 2001. The Properties are not aware of any environmental condition on any of its properties, which is likely to have a material adverse effect on the combined financial statements.

9.	Subsequent Events

In December 2002, Sunstone acquired Wyndham’s interest and a third party’s interest in the Hotels. Eight of the hotels are managed by Sunstone Hotel Properties, Inc. (“SHP”), an affiliate of Sunstone, and five hotels are managed by third party managers pursuant to certain management agreements dated December 2002.

Independent Auditors’ Report

The Members

Techworld Hotel Associates, LLC:

We have audited the accompanying balance sheets of Techworld Hotel Associates, LLC (the Company) as of December 31, 2004 and January 2, 2004, and the related statements of operations, members’ capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Techworld Hotel Associates, LLC as of December 31, 2004 and January 2, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

McLean, Virginia

March 28, 2005

TECHWORLD HOTEL ASSOCIATES, LLC

BALANCE SHEETS

	December 31, 2004	January 2, 2004
Assets
Cash and cash equivalents	$7,416,239	1,942,742
Accounts receivable, net of allowance for doubtful accounts of $65,500 in 2004 and $66,000 in 2003	2,245,969	2,565,852
Hotel inventory, at cost	110,000	103,571
Hotel property:
Land	12,329,186	12,329,186
Building, net of accumulated depreciation of $26,392,550 in 2004 and $24,565,519 in 2003	46,688,676	47,658,623
Furniture, fixtures, and equipment, net of accumulated depreciation of $9,184,082 in 2004 and $10,140,342 in 2003	8,875,642	3,928,687
Initial hotel supplies, net of accumulated amortization of $2,385,841 in 2004 and $2,224,517 in 2003	34,015	195,339

Total hotel property	67,927,519	64,111,835
Deferred financing costs, net of accumulated amortization of $212,542 in 2004 and $181,143 in 2003	572,421	603,820
Deposits and other assets	550,286	708,530

	$78,822,434	70,036,350

Liabilities and Members’ Capital
Accounts payable and accrued expenses:
Trade	$7,821,065	5,779,120
Salaries, benefits and other	448,400	209,285

Total accounts payable and accrued expenses	8,269,465	5,988,405
Notes payable	54,695,047	56,021,292
Advances—Renaissance Hotel Operating Company	6,000,000	—
Deferred incentive fee	794,400	1,059,200

Total liabilities	69,758,912	63,068,897
Members’ capital	9,063,522	6,967,453
Commitments and contingencies

	$78,822,434	70,036,350

See accompanying notes to financial statements.

TECHWORLD HOTEL ASSOCIATES, LLC

STATEMENTS OF OPERATIONS

	Years ended
	December 31, 2004	January 2, 2004
Hotel operating revenue:
Room rental	$35,092,765	30,498,970
Food and beverage sales	15,052,627	13,025,369
Telephone and other	3,729,576	2,753,726

Total hotel operating revenue	53,874,968	46,278,065

Hotel operating expenses:
Cost of sales	4,120,086	3,571,625
Departmental expenses	21,362,503	19,912,561
Energy and engineering	4,464,768	3,252,223
Sales and marketing	3,479,123	3,508,028
General and administrative	4,235,051	3,841,551
Base management fees	1,616,249	1,388,342
Incentive fees	1,036,118	860,303

Total hotel operating expenses	40,313,898	36,334,633

Income from hotel operations	13,561,070	9,943,432

Fixed charges:
Property insurance and taxes	2,124,659	2,512,069
Interest expense	4,593,306	4,312,223
Auditorium rental expense	621,780	621,780

Total fixed charges	7,339,745	7,446,072

Other income (expense):
Depreciation and amortization	(4,205,953)	(3,662,330)
Interest income	64,413	27,959
Parking garage income, net	1,029,307	1,032,872
Other	(640,119)	(534,429)
Loss from disposition of furniture and equipment	(5,857)	(955,545)

Total other expense, net	(3,758,209)	(4,091,473)

Net income (loss)	$2,463,116	(1,594,113)

See accompanying notes to financial statements.

TECHWORLD HOTEL ASSOCIATES, LLC

STATEMENTS OF MEMBERS’ CAPITAL

Years ended December 31, 2004 and January 2, 2004

	Total	THA I, LLC	THA II, LLC
Balance at January 3, 2003	$10,052,750	5,026,375	5,026,375
Distributions to members	(1,491,184)	(745,592)	(745,592)
Net loss	(1,594,113)	(797,056)	(797,057)

Balance at January 2, 2004	6,967,453	3,483,727	3,483,726
Distributions to members	(367,047)	(183,524)	(183,523)
Net income	2,463,116	1,231,558	1,231,558

Balance at December 31, 2004	$9,063,522	4,531,761	4,531,761

See accompanying notes to financial statements.

TECHWORLD HOTEL ASSOCIATES, LLC

STATEMENTS OF CASH FLOWS

	Years ended
	December 31, 2004	January 2, 2004
Cash flows from operating activities:
Net income (loss)	$2,463,116	(1,594,113)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,205,953	3,662,330
Amortization of deferred incentive fees	(264,800)	(264,800)
Loss on disposition of furniture and equipment	5,857	955,545
Decrease (increase) in accounts receivable, net	319,883	(407,513)
Increase in hotel inventory	(6,429)	(16,704)
Decrease (increase) in deposits and other assets	158,244	(361,812)
Increase in accounts payable and accrued expenses	2,281,060	1,196,582

Total adjustments	6,699,768	4,763,628

Net cash provided by operating activities	9,162,884	3,169,515

Cash flows used in investing activities—purchase of furniture, fixtures, and equipment	(7,996,095)	(3,950,727)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	6,000,000	—
Principal payments on capital lease obligation	—	(53,941)
Principal payments on notes payable and line of credit	(1,326,245)	(1,240,936)
Distributions to members	(367,047)	(1,491,184)

Net cash provided by (used in) financing activities	4,306,708	(2,786,061)

Net increase (decrease) in cash and cash equivalents	5,473,497	(3,567,273)
Cash and cash equivalents, beginning of year	1,942,742	5,510,015

Cash and cash equivalents, end of year	$7,416,239	1,942,742

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,593,306	4,312,223

See accompanying notes to financial statements.

TECHWORLD HOTEL ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and January 2, 2004

(1) Organization

Techworld Hotel Associates (the Company) was formed on July 11, 1985. The principal business activity of the Company was the development and ownership of a hotel as part of a mixed-use real estate project in Washington, D.C. (the Techworld project). On March 13, 1998, the Company converted from a general partnership to a limited liability company and the partners’ capital accounts were converted to member capital accounts. The limited liability company will cease to exist on December 31, 2075 pursuant to its Articles of Organization.

(2) Summary of Significant Accounting Policies

(a) Hotel Operations

The operations of the hotel are kept on a thirteen-period operating year which ends on the Friday closest to December 31. The 2004 fiscal year, which ended December 31, 2004, covers the period from January 3, 2004 through December 31, 2004. The 2003 fiscal year, which ended January 2, 2004, covers the period from January 4, 2003 through January 2, 2004.

(b) Accounting Records and Income Taxes

The Company maintains its accounting records on the accrual basis for both financial and federal income tax reporting purposes. Federal income taxes accrue to the individual members; accordingly, no federal income taxes have been provided in the accompanying financial statements. The Company is subject to a local franchise tax which is recorded in general and administrative expenses.

(c) Revenue Recognition

Revenue is earned through the operations and management of hotel properties and is recognized as services are provided to hotel guests.

(d) Building and Land

Land and building costs are recorded at cost. The building is depreciated over 40 years using the straight-line method.

(e) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are recorded at cost and are depreciated over five years using the straight-line method.

(f) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

TECHWORLD HOTEL ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and January 2, 2004

(g) Initial Hotel Supplies

Initial hotel supplies required for the hotel’s operations, such as linens, china, silverware, and other expendable supplies are recorded at cost and are being amortized over 15 years using the straight-line method. Additional purchases of linens, china, silverware, and other expendable supplies are expensed when purchased.

(h) Cash Equivalents

For financial statement purposes, the Company considers investments with an original maturity of three months or less to be cash equivalents.

(i) Cost of Sales

Cost of sales consists primarily of food and beverage and audio-visual costs.

(j) Deferred Financing Costs

Costs incurred in obtaining permanent loan financing are amortized on a straight-line basis over the term of the related loan which approximates the interest method.

(k) Hotel Inventory

Hotel inventory consists of food and beverage inventory and is stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

(l) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(3) Members’ Capital and Allocation of Profits and Losses

Profits and losses are allocated in proportion to each members’ respective interest in the Company as follows:

THA I, LLC	50%
THA II, LLC	50

100%

The members’ interests in the Company are pledged as security for a note payable with an original principal balance of $6,000,000, which is an obligation of the members. The members repaid this note in 2004.

TECHWORLD HOTEL ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and January 2, 2004

(4) Borrowings

On March 13, 1998, the Company entered into a note payable in the amount of $62,000,000 payable to GMAC Commercial Mortgage Corporation, which note payable is collateralized by a deed of trust on the hotel property. Principal and interest payments of $462,639 are due monthly. The note bears interest at 7.5% from March 13, 1998 to March 30, 2008. At April 1, 2008 the Company has the option to prepay the note without penalty. If the option is not exercised the interest rate is adjusted to 9.5% for the period April 1, 2008, to April 1, 2023. All outstanding principal and interest is due on April 1, 2023.

Future principal payments are as follows:

2005	$1,443,098
2006	1,556,740
2007	1,679,331
2008	1,027,590
2009	858,161
Thereafter	48,130,127

$54,695,047

On May 13, 2004, the Company entered into an Amended and Restated Advanced Funding Agreement with Renaissance Hotel Operating Company with a maximum allowable principal amount of $7,238,465 and matures on May 13, 2014. The advance bears interest of 7.5%, currently interest only payments are being made, principal pay down will commence when excess reserves are available. In addition to interest, the Renaissance Hotel Operating Company will be entitled to an annual Operator Advance Fee equal to the lesser of $1,250,000 or 50% of the Incremental Owner Distribution based on Gross Operating Profit as defined in the agreement. No Incremental Owner Distribution was incurred or paid during 2004. The initial advance of proceeds was for $6,000,000 as of December 31, 2004.

The Company has a $900,000 line of credit with Branch Banking & Trust Company. Interest on the outstanding balance accrues at the bank’s prime rate. There were no amounts drawn on the line of credit at December 31, 2004 and 2003.

(5) Related-Party Transactions

(a) Company Management Agreement

The Company has an agreement with IGA, an affiliate of one of the members, to manage the Company in exchange for an annual management services fee. The Company incurred fees of $78,780 in 2004 and $78,780 in 2003 under this agreement. These fees are included in other expense in the accompanying statements of operations.

(b) Hotel Management Agreement

The hotel is managed by Renaissance Hotel Operating Company (Renaissance), an affiliate of HPI Productions, Inc., pursuant to a management agreement dated May 31, 1988.

TECHWORLD HOTEL ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and January 2, 2004

In 1998, the Company amended its management agreement with Renaissance. Under the terms of the agreement, the base management fee is equal to 3% of gross hotel revenues. Reservation fees are levied based on the number of reservations and length of stay. A marketing and advertising program fee is equal to 1.5% of gross hotel revenues. Incentive fees equal 10% of gross operating profit, as defined in the management agreement. The incentive management fee shall be payable to the extent the calculation of Net Operating Funds, as defined in the management agreement, produces a positive balance. To the extent that the incentive management fee cannot be paid, the unpaid fee shall be deferred.

The Company incurred $1,616,249 and $1,388,342 of base management fees and $1,036,118 and $860,303 of incentive fees under these agreements in 2004 and 2003, respectively. The Company incurred $296,072 and $289,462 in reservation fees and $823,719 and $709,770 in marketing and advertising fees under the amended agreement in 2004 and 2003, respectively. Additionally, the Company pays certain fees for the procurement of goods, system support costs, and program costs for the participation in hotel guest incentive programs. Fees associated with these services totaled $835,455 in 2004 and $697,731 in 2003.

Pursuant to a settlement agreement between Renaissance and the Company dated March 13, 1998, deferred incentives fees of $3,652,961 incurred under the prior management agreement shall be paid as follows:

Deferred incentive fees in the amount of $2,648,000 shall be paid on a pro-rata basis over a 10-year period, beginning March 13, 1998, subject to Renaissance increasing the hotel’s average daily room rate (ADR) by 8% per year, cumulatively. For each year that Renaissance fails to increase the ADR by 8% over the prior year, one-tenth of the $2,648,000 shall be written-off. For 2004 and 2003, ADR did not increase 8% over the prior year period and $264,800 was amortized as a reduction of incentive fee expense in both 2004 and 2003. The unamortized balance is $794,400 and $1,059,200 at December 31, 2004 and 2003, respectively.

(6) Commitments and Contingencies

The Company has noncancelable operating leases for office equipment, auditorium rental space, and retail rental space that expire at various times through December 2009.

Future minimum lease payments under the noncancelable operating leases are as follows:

Year ending December 31:
2005	$871,769
2006	860,339
2007	801,708
2008	777,939
2009	754,189

Total future minimum lease payments	$4,065,944

Total rent expense for the operating leases was $889,081 in 2004 and $1,000,864 in 2003.

(7) Subsequent Events (Unaudited)

The members of the Company entered into a non-binding letter of intent to sell the hotel.

9,000,000 Shares

Sunstone Hotel Investors, Inc.

Common Stock

Joint Book-Running Managers

Citigroup

Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

Deutsche Bank Securities

A.G. Edwards

Banc of America Securities LLC

UBS Investment Bank

Wachovia Securities

Calyon Securities (USA) Inc.

Stifel, Nicolaus & Company

Incorporated

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the company in connection with the sale of securities being registered. All amounts shown are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$28,000
NASD filing fee	25,000
NYSE supplemental listing fee	37,000
Printing and engraving expense	150,000
Legal fees and expenses	200,000
Accounting fees and expenses	610,000
Blue sky fees and expenses	15,000
Transfer agent and registrar fees	3,000
Miscellaneous	20,000

Total	1,088,000

ITEM 32. SALES TO SPECIAL PARTIES

See Item 33.

ITEM 33. RECENT SALES OF UNREGISTERED SECURITIES

Upon our formation in June 2004, Sunstone Hotel Investors, LLC was issued 100 shares of common stock of Sunstone Hotel Investors, Inc. for total consideration of $100 in cash in order to provide our initial capitalization. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with the formation and structuring transactions carried out in conjunction with our initial public offering, Sunstone Hotel Investors, Inc. issued 9,990,932 shares of common stock and Sunstone Hotel Partnership, LLC issued 19,112,556 membership units that are exchangeable for shares of our common stock to Sunstone Hotel Investors, L.L.C., WB Hotel Investors, LLC, Sunstone/WB Hotel Investors IV, LLC and Sunstone/WB Manhattan Beach, LLC in exchange for the contribution of assets by them. We received substantially all of the hotels and other assets we own as consideration for these issuances of common stock and membership units. We have not obtained any independent valuation of the consideration received by us, and the value of the securities issued by us and Sunstone Hotel Partnership, LLC depended on the initial public offering price. Sunstone Hotel Investors, Inc., Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, L.L.C., WB Hotel Investors, LLC, Sunstone/WB Hotel Investors IV, LLC and Sunstone/WB Manhattan Beach, LLC committed to these issuances prior to the filing of the initial public offering Registration Statement. The issuances of such shares were effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

On April 27, 2005, we entered into a Stock Purchase Agreement with BIP REIT Private Limited, an affiliate of GIC Real Estate, an investment arm of the Government of Singapore, pursuant to which we agreed to sell 3,750,000 shares of common stock at a purchase price of $20.65 per share. The aggregate purchase price for the shares is $77,437,500. Pursuant to the Stock Purchase Agreement, the purchase price has been deposited into escrow pursuant to an Escrow Agreement with Citibank, N.A., to be released upon the closing of the acquisition of interests in six Renaissance hotels from Marriott. See “Summary—Recent Developments” in Part I of this

Registration Statement. The common stock issuable to the investor will be issued and deposited into escrow upon the occurrence of certain events specified in the Escrow Agreement and will be released upon the closing of the acquisition from Marriott. This offering is exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder, as there was no public offering of the securities.

On April 27, 2005, we entered into a Purchase Agreement with Security Capital Preferred Growth Incorporated, an investment vehicle advised by Security Capital Research & Management Incorporated, pursuant to which we agreed to sell 4,102,564 shares of series C convertible redeemable preferred stock, or series C preferred stock, at a purchase price of $24.13125 per share. The aggregate purchase price is approximately $98,999,998. The Series C Preferred Stock will pay a base dividend of 6.45%, subject to increase based on increases in the dividends payable on our common stock. The Series C Preferred Stock will be convertible into common stock on a one-for-one basis at any time and will be callable after five years. The closing of this offering is conditioned upon the closing of the acquisition of interests in six Renaissance hotels from Marriott as described in “Summary—Recent Developments” in Part I of this Registration Statement and the closing of the sale of common stock to BIP REIT Private Limited described above. This offering is exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder, as there was no public offering of the securities.

On May 12, 2005, we exchanged all of the 750,000 outstanding shares of our series B cumulative redeemable preferred stock for 750,000 shares of series A cumulative redeemable preferred stock. The series A and series B preferred stock have identical terms. The surrender of the series B preferred stock was the only consideration we received for the newly issued shares of series A preferred stock. This transaction was exempt from registration under the Securities Act pursuant to Section 3(a)(9) thereof.

ITEM 34. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate the Company to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, employee or agent from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such in that capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, employee or agent and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Company to indemnify and advance expenses to any individual who served a predecessor of the Company in any of the capacities described above and any employee or agent of the Company or a predecessor of the Company. Maryland law requires a corporation (unless its charter provides otherwise, which the Company’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity.

Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

ITEM 35. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED

None of the proceeds will be credited to an account other than the appropriate capital share account.

ITEM 36. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements. See page F-1 for an index of the financial statements included in this registration statement.

(b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit No.	Description
1.1******	Underwriting Agreement among Sunstone Hotel Investors, Inc. and the underwriters named therein.
3.1*	Articles of Amendment and Restatement of Sunstone Hotel Investors, Inc.
3.2*	Bylaws of Sunstone Hotel Investors, Inc.
3.3****	Form of Articles Supplementary for Series A Preferred Stock
3.4****	Form of Articles Supplementary for Series B Preferred Stock
4.1****	Form of Specimen Certificate of Series A Preferred Stock of Sunstone Hotel Investors, Inc.
4.2*	Letter furnished to Securities and Exchange Commission (the “Commission”) agreeing to furnish certain debt instruments.
4.3****	Form of Specimen Certificate of Series B Preferred Stock of Sunstone Hotel Investors, Inc.
5.1******	Opinion of Venable LLP.
8.1******	Tax Opinion of Sullivan & Cromwell LLP.
10.1*	Master Agreement with Management Company.
10.2*	Hotel Management Agreement.
10.3**	Amended and Restated Loan Agreement dated October 26, 2004, among the borrowers named therein, the Lenders and Massachusetts Mutual Life Insurance Company, as Administrative Agent.
10.4*	Amended and Restated Loan Agreement, dated January 31, 2003, between the borrowers named therein and Bear Stearns Commercial Mortgage, Inc., as Lender.
10.4.1*	First Amendment to Amended and Restated Loan Agreement, dated February 25, 2003, between the borrowers named therein and LaSalle Bank National Association, as Trustee, in trust for the Holders of Bear Stearns Commercial Mortgage Securities Inc. Commercial Mortgage Pass-Through Certificates, Series 2003-West, as Lender.

Exhibit No.	Description
10.5*	Registration Rights Agreement among Sunstone Hotel Investors, Inc. and the persons named therein.
10.6*	2004 Long-term Incentive Plan of Sunstone Hotel Investors, Inc.
10.7*	TRS Lease.
10.8*	Limited Liability Company Agreement of Sunstone Hotel Partnership, LLC.
10.9***	Revolving Credit Agreement, dated as of October 26, 2004, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the subsidiary Guarantors named herein, the Initial Lenders, Initial Issuing Bank and Swing Line Bank named herein, Citicorp North America, Inc., as Administrative Agent and as a Collateral Agent, Calyon New York Branch and Deutsche Bank Securities Inc., as Co-Documentation Agents, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint Book Running Managers.
10.10***	Term Credit Agreement, dated as of October 26, 2004, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the subsidiary Guarantors named herein, the Initial Lenders named herein, Citicorp North America, Inc., as Administrative Agent and as a Collateral Agent, Calyon New York Branch and Deutsche Bank Securities Inc., as Co-Documentation Agents, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint book running Managers.
10.11*	Investors Agreement among Sunstone Hotel Investors, Inc. and the persons named therein.
10.12*	Senior Management Incentive Plan of Sunstone Hotel Investors, Inc.
10.13*	Employment Agreement with Robert A. Alter.
10.14*	Employment Agreement with Jon D. Kline.
10.15*	Employment Agreement with Gary A. Stougaard.
10.16****	Form of First Amended and Restated Limited Liability Company Agreement of Sunstone Hotel Partnership; LLC
10.17****	Purchase and Sale Agreement between Marriott International, Inc. and Sunstone Hotel Investors, Inc., dated April 27, 2005.
10.18*****	Stock Purchase Agreement between BIP REIT Private Limited and Sunstone Hotel Investors, Inc., dated April 27, 2005.
10.19*****	Registration Rights Agreement between BIP REIT Private Limited and Sunstone Hotel Investors, Inc., dated April 27, 2005.
10.20*****	Escrow Agreement among BIP REIT Private Limited, Sunstone Hotel Investors, Inc. and Citibank, N.A., dated April 27, 2005.
10.21*****	Purchase Agreement among Security Capital Preferred Growth Incorporated, Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC, dated April 27, 2005.
21.1**	Subsidiaries of Sunstone Hotel Investors, Inc.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Venable LLP (included as part of Exhibit 5.1).
23.4	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1).
23.5	Consent of PricewaterhouseCoopers LLP.
23.6	Consent of KPMG LLP.
24.1	Power of Attorney (previously filed).

*	Incorporated by reference to the registrant’s registration statement on Form S-11 (File No. 333-117141) declared effective by the Commission on October 20, 2004.
**	Incorporated by reference to the registrant’s annual report on Form 10-K filed with the Commission on February 22, 2004.
***	Incorporated by reference to the registrant’s quarterly report on Form 10-Q filed with the Commission on December 1, 2004.
****	Incorporated by reference to the registrant’s registration statement on Form S-11 (File No. 333-123102) declared effective by the Commission on March 11, 2005.

*****	Incorporated by reference to the registrant’s current report on Form 8-K filed with the Commission on May 3, 2005.
******	To be filed by amendment.

ITEM 37. UNDERTAKINGS

The undersigned registrant further hereby undertakes that:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settle by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Clemente, State of California on this 31st day of May, 2005.

SUNSTONE HOTEL INVESTORS, INC.

By:	/s/ JON D. KLINE
	Name:	Jon D. Kline
	Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and as on the dates indicated.

Signature	Title	Date

/s/ ROBERT A. ALTER Robert A. Alter	Chief Executive Officer and President; Director	May 31, 2005

/s/ JON D. KLINE Jon D. Kline	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 31, 2005

* Lewis N. Wolff	Chairman	May 31, 2005

* Z. Jamie Behar	Director	May 31, 2005

* Barbara S. Brown	Director	May 31, 2005

* Anthony W. Dona	Director	May 31, 2005

* Paul D. Kazilionis	Director	May 31, 2005

* Jonathon H. Paul	Director	May 31, 2005

* Keith P. Russell	Director	May 31, 2005

* David M. Siegel	Director	May 31, 2005

*By:	/S/ JON D. KLINE
Jon D. Kline
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description
1.1******	Underwriting Agreement among Sunstone Hotel Investors, Inc. and the underwriters named therein.
3.1*	Articles of Amendment and Restatement of Sunstone Hotel Investors, Inc.
3.2*	Bylaws of Sunstone Hotel Investors, Inc.
3.3****	Form of Articles Supplementary for Series A Preferred Stock
3.4****	Form of Articles Supplementary for Series B Preferred Stock
4.1****	Form of Specimen Certificate of Series A Preferred Stock of Sunstone Hotel Investors, Inc.
4.2*	Letter furnished to Securities and Exchange Commission (the “Commission”) agreeing to furnish certain debt instruments.
4.3****	Form of Specimen Certificate of Series B Preferred Stock of Sunstone Hotel Investors, Inc.
5.1******	Opinion of Venable LLP.
8.1******	Tax Opinion of Sullivan & Cromwell LLP.
10.1*	Master Agreement with Management Company.
10.2*	Hotel Management Agreement.
10.3**	Amended and Restated Loan Agreement dated October 26, 2004, among the borrowers named therein, the Lenders and Massachusetts Mutual Life Insurance Company, as Administrative Agent.
10.4*	Amended and Restated Loan Agreement, dated January 31, 2003, between the borrowers named therein and Bear Stearns Commercial Mortgage, Inc., as Lender.
10.4.1*	First Amendment to Amended and Restated Loan Agreement, dated February 25, 2003, between the borrowers named therein and LaSalle Bank National Association, as Trustee, in trust for the Holders of Bear Stearns Commercial Mortgage Securities Inc. Commercial Mortgage Pass-Through Certificates, Series 2003-West, as Lender.
10.5*	Registration Rights Agreement among Sunstone Hotel Investors, Inc. and the persons named therein.
10.6*	2004 Long-term Incentive Plan of Sunstone Hotel Investors, Inc.
10.7*	TRS Lease.
10.8*	Limited Liability Company Agreement of Sunstone Hotel Partnership, LLC.
10.9***	Revolving Credit Agreement, dated as of October 26, 2004, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the subsidiary Guarantors named herein, the Initial Lenders, Initial Issuing Bank and Swing Line Bank named herein, Citicorp North America, Inc., as Administrative Agent and as a Collateral Agent, Calyon New York Branch and Deutsche Bank Securities Inc., as Co-Documentation Agents, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint Book Running Managers.
10.10***	Term Credit Agreement, dated as of October 26, 2004, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the subsidiary Guarantors named herein, the Initial Lenders named herein, Citicorp North America, Inc., as Administrative Agent and as a Collateral Agent, Calyon New York Branch and Deutsche Bank Securities Inc., as Co-Documentation Agents, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint book running Managers.
10.11*	Investors Agreement among Sunstone Hotel Investors, Inc. and the persons named therein.

Exhibit No.	Description
10.12*	Senior Management Incentive Plan of Sunstone Hotel Investors, Inc.
10.13*	Employment Agreement with Robert A. Alter.
10.14*	Employment Agreement with Jon D. Kline.
10.15*	Employment Agreement with Gary A. Stougaard.
10.16****	Form of First Amended and Restated Limited Liability Company Agreement of Sunstone Hotel Partnership, LLC.
10.17*****	Purchase and Sale Agreement between Marriott International, Inc. and Sunstone Hotel Investors, Inc., dated April 27, 2005.
10.18*****	Stock Purchase Agreement between BIP REIT Private Limited and Sunstone Hotel Investors, Inc., dated April 27, 2005.
10.19*****	Registration Rights Agreement between BIP REIT Private Limited and Sunstone Hotel Investors, Inc., dated April 27, 2005.
10.20*****	Escrow Agreement among BIP REIT Private Limited, Sunstone Hotel Investors, Inc. and Citibank, N.A., dated April 27, 2005.
10.21*****	Purchase Agreement among Security Capital Preferred Growth Incorporated, Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC, dated April 27, 2005.
21.1**	Subsidiaries of Sunstone Hotel Investors, Inc.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Venable LLP (included as part of Exhibit 5.1).
23.4	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1).
23.5	Consent of PricewaterhouseCoopers LLP.
23.6	Consent of KPMG LLP.
24.1	Power of Attorney (previously filed).

*	Incorporated by reference to the registrant’s registration statement on Form S-11 (File No. 333-117141) declared effective by the Commission on October 20, 2004.
**	Incorporated by reference to the registrant’s annual report on Form 10-K filed with the Commission on February 22, 2004.
***	Incorporated by reference to the registrant’s quarterly report on Form 10-Q filed with the Commission on December 1, 2004.
****	Incorporated by reference to the registrant’s registration statement on Form S-11 (File No. 333-123102) declared effective by the Commission on March 11, 2005.
*****	Incorporated by reference to the registrant’s current report on Form 8-K filed with the Commission on May 3, 2005.
******	To be filed by amendment.